   As filed with the Securities and Exchange Commission on September 29, 1998.
                                                 Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                              --------------------

                         ST. FRANCIS CAPITAL CORPORATION
             (Exact name of Registrant as Specified in its Charter)

          WISCONSIN                                             6711                                  39-1747461
          ---------                                             ----                                  ----------
(State or other jurisdiction of                           (Primary Standard                         (I.R.S. Employer
incorporation or organization)                 Industrial Classification Code Number)              Identification No.)

                          13400 BISHOPS LANE, SUITE 350
                        BROOKFIELD, WISCONSIN 53005-6203
                                 (414) 486-8700
        -----------------------------------------------------------------
               (Address, including Zip Code, and Telephone Number,
        including Area Code, of Registrant's Principal Executive Offices)

                            THOMAS R. PERZ, PRESIDENT
                           AND CHIEF EXECUTIVE OFFICER
                         ST. FRANCIS CAPITAL CORPORATION
                          13400 BISHOPS LANE, SUITE 350
                        BROOKFIELD, WISCONSIN 53005-6203
                                 (414) 486-8700
            ---------------------------------------------------------
            (Name, Address, including Zip Code, and Telephone Number,
                   including Area Code, of Agent for Service)

                                   Copies to:
  W. CHARLES JACKSON, ESQ.                           CHRISTOPHER J. ZINSKI, ESQ.
MICHAEL BEST & FRIEDRICH LLP                            SCHIFF HARDIN & WAITE
  100 EAST WISCONSIN AVENUE                               6600 SEARS TOWER
          SUITE 3300                                CHICAGO, ILLINOIS 60606-6473
 MILWAUKEE, WISCONSIN 53202

                            -------------------------

Approximate date of commencement of proposed sale of securities to the public:
At the effective time of the merger ("Merger") of Reliance Bancshares, Inc. ("Reliance") with and into St. Francis Capital Corporation ("St. Francis") as described in the attached Proxy Statement/Prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

=======================================================================================================================
                                                                      PROPOSED           PROPOSED            AMOUNT
                                                     AMOUNT            MAXIMUM            MAXIMUM              OF
           TITLE OF EACH CLASS OF                     TO BE           OFFERING           AGGREGATE        REGISTRATION
         SECURITIES TO BE REGISTERED              REGISTERED(1)    PRICE PER UNIT    OFFERING PRICE(2)       FEE(2)
-----------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value per share(3)......     740,022             N/A              $ 9.13            $6,460.74
=======================================================================================================================

(1) The number of shares to be registered is based upon an estimate of the maximum number of shares of St. Francis Common Stock to be issued to holders of Reliance Common Stock pursuant to the Merger Agreement (as defined herein).
(2) Computed in accordance with Rule 457(f), based on the estimated market value of Reliance Common Stock of $9.13 per share as reported on the NASDAQ "Small-Cap" Market on September 23, 1998 and the maximum number of shares that may be exchanged or converted in the Merger.
(3) This Registration Statement also includes associated Rights to purchase shares of the Registrant's Series A Junior Participating Preferred Stock, which Rights (i) are not currently separable from the shares of common stock and (ii) are not currently exercisable. See "Description of St. Francis Capital Stock" and "Comparison of Shareholders' Rights."

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHOULD BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

                     [RELIANCE BANCSHARES, INC. LETTERHEAD]


                                December __, 1998

Dear Fellow Shareholder:

         The Special Meeting of Shareholders (the "Special Meeting") of Reliance Bancshares, Inc. ("Reliance"), a Wisconsin corporation and the holding company for Reliance Savings Bank ("Reliance Savings Bank"), will be held on January __, 1999, at ____ [a.m./p.m.], Milwaukee, Wisconsin time, at the Clarion Hotel & Conference Center, 5311 South Howell Avenue, Milwaukee, Wisconsin 53207.

         AT THE SPECIAL MEETING, YOU WILL BE ASKED TO CONSIDER AND VOTE UPON A PROPOSAL TO APPROVE AN AGREEMENT AND PLAN OF REORGANIZATION, DATED JUNE 30, 1998 (THE "MERGER AGREEMENT"), AND THE RELATED AGREEMENT AND PLAN OF MERGER, DATED SEPTEMBER 22, 1998 (THE "PLAN OF MERGER"), BY AND BETWEEN RELIANCE AND ST. FRANCIS CAPITAL CORPORATION ("ST. FRANCIS"), A WISCONSIN CORPORATION AND THE HOLDING COMPANY FOR ST. FRANCIS BANK, F.S.B., A FEDERALLY CHARTERED SAVINGS BANK ("ST. FRANCIS BANK"), PROVIDING FOR THE MERGER OF RELIANCE WITH AND INTO ST. FRANCIS (THE "MERGER"). As described in the accompanying proxy statement, in the Merger, each of your shares of Reliance common stock will be converted into the right to elect the consideration due you in cash, shares of St. Francis common stock, or a combination thereof, but such right is subject to the requirements that (i) the aggregate consideration to be paid to shareholders of Reliance must be equal to at least 60% in St. Francis common stock and no greater than 40% in cash, and (ii) the Merger must qualify as a tax-free reorganization. Thus, no guarantee can be given that an election by any given shareholder will be honored, or that Reliance shareholders will receive their elected form of consideration. AS DESCRIBED FURTHER HEREIN, THE ACTUAL AMOUNT OF CASH AND/OR SHARES OF ST. FRANCIS COMMON STOCK TO BE RECEIVED BY SHAREHOLDERS OF RELIANCE WILL BE DEPENDANT UPON THE AVERAGE OF THE LAST SALE PRICE OF THE DAY OF ONE SHARE OF ST. FRANCIS COMMON STOCK OVER A TEN-DAY PRICING PERIOD ENDING SHORTLY BEFORE THE EFFECTIVE TIME OF THE MERGER. AN ELECTION FORM AND LETTER OF TRANSMITTAL IS ENCLOSED HEREWITH.

         RELIANCE'S BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE TERMS OF THE MERGER AGREEMENT AND PLAN OF MERGER, BELIEVES THE MERGER AGREEMENT IS IN THE BEST INTERESTS OF RELIANCE SHAREHOLDERS, AND RECOMMENDS THAT SHAREHOLDERS OF RELIANCE VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE MERGER AGREEMENT AND PLAN OF MERGER.

         The attached Notice of Special Meeting and Proxy Statement/Prospectus describe the formal business to be conducted at the Special Meeting, including details concerning the Merger Agreement and Plan of Merger, and the Merger. Directors and officers of Reliance will be present at the Special Meeting to respond to any questions that our shareholders may have.

         The affirmative vote of the holders of a majority of the issued and outstanding shares of common stock of Reliance will be required to approve the Merger. An abstention or failure to vote will have the same effect as a vote against the Merger. Accordingly, please complete, date, sign and promptly return your proxy card in the enclosed envelope. Returning your proxy card will not prevent you from voting in person at the Special Meeting, but will assure that your vote is counted if you are unable to attend.

         You should not send in certificates for your shares of Reliance common stock with your proxy card; please carefully read and follow the instructions set forth in the election form and letter of transmittal delivered to you under separate cover regarding the making of your election and the surrender of your Reliance stock certificates.


                                             On behalf of the Board of Directors



                                             Allan T. Bach
                                             President and Chief
                                               Executive Officer

                            RELIANCE BANCSHARES, INC.
                             3140 SOUTH 27TH STREET
                           MILWAUKEE, WISCONSIN 53215
                                 (414) 671-2222

                    -----------------------------------------

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON JANUARY __, 1999

                    -----------------------------------------


TO THE HOLDERS OF COMMON STOCK OF RELIANCE BANCSHARES, INC.:

         NOTICE IS HEREBY GIVEN that the Special Meeting of Shareholders (the "Special Meeting") of Reliance Bancshares, Inc. ("Reliance") will be held on January __, 1999, at ____ [a.m./p.m.], Milwaukee, Wisconsin time, at the Clarion Hotel & Conference Center, 5311 South Howell Avenue, Milwaukee, Wisconsin. The Special Meeting is for the purpose of considering and voting upon the following matters, all of which are set forth more completely in the accompanying Proxy Statement/Prospectus:

1. To consider and vote upon the approval and adoption of the Agreement and Plan of Reorganization, dated as of June 30, 1998 (the "Merger Agreement"), and the related Agreement and Plan of Merger, dated as of September 22, 1998 (the "Plan of Merger"), between St. Francis Capital Corporation, a Wisconsin corporation ("St. Francis") and Reliance. Copies of the Merger Agreement and Plan of Merger are attached as Exhibits A and B, respectively, to the accompanying Proxy Statement/Prospectus, providing, among other things, for the merger of Reliance with and into St. Francis (the "Merger"), and the issuance of shares of common stock of St. Francis and the payment of cash to the shareholders of Reliance in connection therewith. Pursuant to the Merger Agreement, shareholders of Reliance may elect, subject to certain election and allocation procedures, to exchange their shares of Reliance common stock for either cash in an amount ranging from $10.00 per Reliance share up to an amount equal to .2295 multiplied by the average market price of St. Francis' common stock over a ten-day pricing period ending shortly before the effective time of the Merger (the "St. Francis Average Stock Price") (the exact per share cash amount to be dependant upon the St. Francis Average Stock Price), between .2295 and .3085 fractional shares of St. Francis common stock (the exact fractional share amount to be dependant upon the St. Francis Average Stock Price), or an overall combination thereof, for each Reliance common share. However, the aggregate consideration to be paid to shareholders of Reliance must be equal to at least 60% in St. Francis common stock and no greater than 40.0% in cash and the Merger must qualify as a tax-free reorganization. Thus, no guarantee can be given that an election by any given shareholder will be honored, or that Reliance shareholders will receive their elected form of consideration.

2. To adjourn the Special Meeting to solicit additional votes in favor of the Merger Agreement in the event that the required vote for approval and adoption of the Merger Agreement has not been obtained by the date of the Special Meeting.

3. To consider and act upon such other matters as may properly come before the Special Meeting or any adjournments or postponements thereof. The Board of Directors is not aware of any such other business.

         The Board of Directors has established December __, 1998 as the record date for the determination of shareholders entitled to notice of and to vote at the Special Meeting and any adjournments or postponements thereof. Only shareholders of record as of the close of business on that date will be entitled to vote at the Special Meeting or any adjournments or postponements thereof. In the event there are not sufficient votes for a quorum or to approve or ratify any of the foregoing proposals at the time of the Special Meeting, the Special Meeting may be postponed or adjourned in order to permit further solicitation of proxies by Reliance.



                                        BY ORDER OF THE BOARD OF DIRECTORS,




                                        Carol A. Barnharst
                                        Vice President, Chief Financial Officer,
                                        Secretary and Treasurer



December __, 1998
Milwaukee, Wisconsin






================================================================================

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN. WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING, PLEASE SIGN, DATE AND PROMPTLY RETURN THE ACCOMPANYING PROXY CARD USING THE ENCLOSED POSTAGE-PAID ENVELOPE.

================================================================================




================================================================================

PLEASE DO NOT SEND IN CERTIFICATES FOR YOUR SHARES OF RELIANCE COMMON STOCK WITH YOUR PROXY CARD; PLEASE CAREFULLY READ AND FOLLOW THE INSTRUCTIONS SET FORTH IN THE ELECTION FORM AND LETTER OF TRANSMITTAL REGARDING THE MAKING OF YOUR ELECTION AND THE SURRENDER OF YOUR RELIANCE STOCK CERTIFICATES.

================================================================================

                            RELIANCE BANCSHARES, INC.

                                 PROXY STATEMENT
         SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JANUARY __, 1999

                         ST. FRANCIS CAPITAL CORPORATION
                                   PROSPECTUS
         UP TO 740,022 SHARES OF COMMON STOCK, $0.01 PAR VALUE PER SHARE
                        (AND ASSOCIATED PURCHASE RIGHTS)

         This combined Proxy Statement and Prospectus ("Proxy Statement/Prospectus") is being furnished to the holders of common stock, $1.00 par value per share ("Reliance Common Stock"), of Reliance Bancshares, Inc., a Wisconsin corporation ("Reliance"), in connection with the solicitation of proxies by the Reliance Board of Directors for use at the Special Meeting of Shareholders of Reliance to be held on January __, 1999, at _____ [a.m./p.m.], Milwaukee, Wisconsin time, at the Clarion Hotel & Conference Center, 5311 South Howell Avenue, Milwaukee, Wisconsin, or at any adjournments or postponements thereof (the "Special Meeting"). The primary purpose of the Special Meeting is for shareholders to consider and vote upon the merger (the "Merger") of Reliance with and into St. Francis Capital Corporation, a Wisconsin corporation ("St. Francis"). The Merger will be effected in accordance with an Agreement and Plan of Reorganization, dated as of June 30, 1998 (the "Merger Agreement"), and related Agreement and Plan of Merger, dated as of September 22, 1998 ("Plan of Merger"), by and between Reliance and St. Francis. At the Special Meeting, shareholders of Reliance also will consider and vote upon the possible adjournment of the Special Meeting, if necessary, to solicit additional votes in favor of the Merger.

 In the Merger, each outstanding share of Reliance Common Stock will be converted into the right to receive either cash (the "Per Share Cash Distribution") (to be computed as described herein) or a fractional share of St. Francis common stock (the "Per Share Stock Distribution") (to be computed as described herein). The value of the Per Share Cash Distribution and Per Share Stock Distribution will be based on the average market price of St. Francis' common stock over a ten-day pricing period ending shortly before the effective time of the Merger (the "St. Francis Average Stock Price"). SEE PAGES 5-7, 13-15 AND 35-37 OF THE PROXY STATEMENT/PROSPECTUS FOR AN ILLUSTRATION OF THE COMPUTATION OF THE VALUE OF THE PER SHARE CASH DISTRIBUTION AND PER SHARE STOCK DISTRIBUTION.

         Pursuant to the Merger Agreement, Reliance shareholders may elect, subject to certain election and allocation procedures, to exchange all of their shares of Reliance Common Stock for the Per Share Cash Distribution for each share, the Per Share Stock Distribution for each share, or an overall combination thereof. However, the aggregate consideration to be paid to shareholders of Reliance must be equal to at least 60% in St. Francis common stock and no greater than 40% in cash, and the Merger must qualify as a tax-free organization. Thus, no guarantee can be given that an election by any given shareholder will be honored, or that Reliance shareholders will receive their elected form of consideration. For a more detailed description of the terms of the Merger, see "Proposal To Approve The Merger."

         This Proxy Statement/Prospectus also constitutes a prospectus of St. Francis with respect to up to 740,022 shares of St. Francis common stock, $0.01 par value per share ("St. Francis Common Stock") to be issued to the shareholders of Reliance upon consummation of the proposed Merger pursuant to the terms of the Merger Agreement. This Proxy Statement/Prospectus and accompanying form of proxy ("Proxy") are first being mailed to shareholders of Reliance as of December ___, 1998 (the "Voting Record Date") on or about December __, 1998.

         SEE "RISK FACTORS" BEGINNING ON PAGE 29 FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED IN CONNECTION WITH THE ACQUISITION OF ST. FRANCIS COMMON STOCK.

         All information contained in this Proxy Statement/Prospectus relating to St. Francis has been supplied by St. Francis, and all information relating to Reliance has been supplied by Reliance. Neither St. Francis nor Reliance warrants the accuracy or completeness of information relating to the other.

THE SECURITIES TO BE ISSUED PURSUANT TO THIS PROXY STATEMENT/PROSPECTUS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SHARES OF ST. FRANCIS COMMON STOCK OFFERED HEREBY ARE NOT DEPOSITS OR SAVINGS ACCOUNTS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

        THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS DECEMBER __, 1998.

         As described above, this Proxy Statement/Prospectus incorporates by reference documents that are not presented herein or delivered herewith. These documents (other than exhibits to such documents that are specifically incorporated by reference into the text of such documents) are available, without charge, to each person, including any beneficial owner, to whom a copy of this Proxy Statement/Prospectus is delivered, upon written or oral request to William R. Hotz, 13400 Bishops Lane, Suite 350, Brookfield, Wisconsin 53005-6203. In order to ensure timely delivery of the documents, any request should be made by ______________, 1998. See "Incorporation of Certain Information By Reference."

         NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY ST. FRANCIS, RELIANCE OR ANY OTHER PERSON. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY A SECURITY, OR A SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT WOULD BE UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES MADE PURSUANT TO THIS PROXY STATEMENT/PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF ST. FRANCIS OR RELIANCE OR IN THE INFORMATION SET FORTH HEREIN OR IN THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE SINCE THE DATE OF THIS PROXY STATEMENT/PROSPECTUS; HOWEVER, IF ANY MATERIAL CHANGE OCCURS IN SUCH AFFAIRS OR INFORMATION DURING THE PERIOD THAT THIS PROXY STATEMENT/PROSPECTUS IS REQUIRED TO BE DELIVERED, THIS PROXY STATEMENT/PROSPECTUS WILL BE AMENDED AND SUPPLEMENTED ACCORDINGLY.



                           FORWARD-LOOKING STATEMENTS

         This Proxy Statement/Prospectus, including the information incorporated by reference herein, information included in, and incorporated by reference from, future filings by St. Francis with the Securities and Exchange Commission (the "SEC" or the "Commission"), and information contained in written material, press releases and oral statements issued by or on behalf of St. Francis or Reliance, contains, or may contain, certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements, other than statements of historical facts, included in this Proxy Statement/Prospectus that address activities, events or developments that St. Francis or Reliance expect, believe or anticipate will or may occur in the future are forward-looking statements. These statements are based on certain assumptions and analyses made by St. Francis or Reliance in light of their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties and are based on managements' current expectations. Examples of factors which could cause future results to differ from managements' expectations include, but are not limited to, the following: general economic and competitive conditions; legislative and regulatory initiatives; monetary and fiscal policies of the federal government; general market rates of interest; interest rates on competing investments; interest rates on funding sources; consumer demand for deposit and loan products and services; changes in accounting policies and guidelines; and changes in the quality or composition of St. Francis' and/or Reliance's loan and investment portfolios. In the case of St. Francis, some of these risks are described in more detail below under "Risk Factors." Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from the expectations expressed in the forward-looking statements.

                                TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                ----

FORWARD-LOOKING STATEMENTS......................................................................................  2

QUESTIONS AND ANSWERS ABOUT THE MERGER..........................................................................  5

SUMMARY  ....................................................................................................... 10
         The Parties to the Merger.............................................................................. 10
         The Reliance Special Meeting........................................................................... 11
         The Merger............................................................................................. 13
         Comparative per Share Information...................................................................... 22
         Comparative Market and Stock Price Information......................................................... 23
         Selected Historical Financial Information.............................................................. 25

INTRODUCTION.................................................................................................... 28

RISK FACTORS.................................................................................................... 29

THE SPECIAL MEETING............................................................................................. 31

PROPOSAL TO APPROVE THE MERGER
(Proposal No. 1)................................................................................................ 34
         General  .............................................................................................. 34
         The Merger and the Bank Merger......................................................................... 34
         Effect of The Merger................................................................................... 34
         Effective Time......................................................................................... 35
         Merger Consideration................................................................................... 35
         Price-Based Termination................................................................................ 37
         Background of the Merger............................................................................... 37
         Reasons For The Merger and Recommendation of the Reliance Board of Directors........................... 40
         Opinion of Reliance Financial Advisor.................................................................. 43
         Election and Allocation Procedures..................................................................... 47
         Issuance of Stock and Payment of Cash.................................................................. 51
         Representations and Warranties......................................................................... 52
         Certain Covenants...................................................................................... 52
         Conditions to Each Party's Obligations................................................................. 53
         Regulatory Approvals................................................................................... 55
         Conduct of Business Pending Merger..................................................................... 55
         Amendment and Waiver................................................................................... 58
         Termination............................................................................................ 58
         Management After the Merger............................................................................ 59
         Interests of Certain Persons In The Merger............................................................. 59
         Effect On Reliance Employee Benefit Plans.............................................................. 62
         Certain Federal Income Tax Consequences................................................................ 63
         Accounting Treatment................................................................................... 66
         NASDAQ Listing......................................................................................... 66
         Expenses .............................................................................................. 66
         Voting Agreements...................................................................................... 66
         Termination Fee Arrangements........................................................................... 66
         Resales of St. Francis Common Stock.................................................................... 67
         No Appraisal or Dissenters' Rights..................................................................... 67

DESCRIPTION OF ST. FRANCIS CAPITAL STOCK........................................................................ 68
         General  .............................................................................................. 68
         St. Francis Common Stock............................................................................... 68
         St. Francis Preferred Stock............................................................................ 69
         Rights Plan............................................................................................ 69
         Changes in Control..................................................................................... 69

COMPARISON OF SHAREHOLDERS' RIGHTS.............................................................................. 72
         Vacancies on the Board of Directors.................................................................... 72
         Advance Notice of Nominations of Directors and Shareholder Proposals................................... 72
         Shareholder Rights Plan ............................................................................... 72

BUSINESS OF THE PARTIES TO THE MERGER........................................................................... 73
         St. Francis............................................................................................ 73
         Reliance .............................................................................................. 73
         Regulations............................................................................................100

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF RELIANCE...........................................................................110

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS....................................................................126

EXPERTS  .......................................................................................................127

LEGAL MATTERS...................................................................................................127

SHAREHOLDER PROPOSALS FOR THE 1999 ANNUAL MEETING...............................................................127
         Deadline for Submission of Shareholder Proposals for Inclusion in 1999 Proxy Materials.................127
         Advance Notice Requirement for Any Proposal or Nomination to be Raised by a Shareholder................127
         Discretionary Voting of 1999 Proxies...................................................................128

PROPOSAL TO ADJOURN THE SPECIAL MEETING
(Proposal No. 2)................................................................................................128

OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE SPECIAL MEETING................................................129

AVAILABLE INFORMATION...........................................................................................129

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE...............................................................130

FINANCIAL STATEMENTS OF
RELIANCE...............................................................................F-1
         Report of Independent Auditors.........................................................................F-1
         Consolidated Statements of Financial Condition.........................................................F-2
         Consolidated Statements of Income......................................................................F-3
         Consolidated Statements Stockholders' Equity...........................................................F-4
         Consolidated Statements of Cash Flows..................................................................F-5
         Notes to Consolidated Financial Statements.............................................................F-7

EXHIBIT A:        AGREEMENT AND PLAN OF REORGANIZATION..........................................................A-1
EXHIBIT B:        AGREEMENT AND PLAN OF MERGER..................................................................B-1
EXHIBIT C:        OPINION OF ROBERT W. BAIRD & CO. INCORPORATED.................................................C-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER



Q(1):    WHY IS RELIANCE BEING ACQUIRED BY ST. FRANCIS?

A(1): The Reliance Board has approved the Merger with St. Francis based upon its assessment of the financial condition and prospects of Reliance in particular and the competitive and regulatory environment for financial institutions generally. St. Francis is a Wisconsin-based bank holding company for St. Francis Bank, F.S.B., a federally-chartered savings bank which operates 25 banking offices in Wisconsin. Reliance's financial advisor has advised the Reliance Board that the merger consideration provided for in the Merger Agreement is fair, from a financial point of view, to the holders of Reliance Common Stock. The Merger will enable Reliance shareholders who elect to exchange their shares of Reliance Common Stock for St. Francis Common Stock to hold stock in a larger and more diversified entity whose shares are more widely held and more actively traded. Based upon these and other factors, the Reliance Board believes that combining with St. Francis is in the best interests of Reliance and Reliance shareholders. To review the background and reasons for the Merger, see pages 37 through 42.


Q(2):    AS A RELIANCE SHAREHOLDER, WHAT WILL I RECEIVE IN THE MERGER?

A(2): Prior to the Special Meeting, you will elect to receive shares of St. Francis Common Stock, cash, or a combination of the two, in exchange for your shares of Reliance Common Stock. You also will receive cash instead of fractional shares of St. Francis Common Stock. You will make this election on an Election Form being mailed to you under separate cover. See Question 5. See also Question 3 for a further discussion and an illustrative example of how the amount of stock and/or cash you will receive will be calculated under the Merger Agreement.

         The extent to which elections by Reliance shareholders to receive cash, stock or a combination thereof, will be accommodated will depend upon the election of all other Reliance shareholders. Pursuant to the Merger Agreement and in order to ensure that the Merger qualifies as a tax-free reorganization, at least 60% of the total consideration paid in the Merger must be in the form of shares of St. Francis Common Stock. For example:

                  (1) If all Reliance shareholders elect to receive cash for their shares, then each Reliance shareholder (other than the Reliance ESOP, which in all cases will receive cash) would receive 60% of their Merger consideration in shares of St. Francis Common Stock and 40% in cash;

                  (2) If Reliance shareholders collectively elect to receive at least 60% or more than 60% of their total Merger consideration in shares of St. Francis Common Stock, then all Reliance shareholders' elections with respect to stock, cash or a combination thereof will be honored; and

                  (3) If Reliance shareholders elect to receive 50% of the total Merger consideration in shares of St. Francis Common Stock and 50% in cash, then all Reliance shareholders electing stock would receive stock and all Reliance shareholders electing cash would pro-rata receive stock such that at least 60% of the total Merger consideration is in the form of shares of St. Francis Common Stock.

         However, in no event will a shareholder who elects to receive stock receive cash instead (except cash which may be issued in lieu of fractional shares).

Q(3): HOW WILL THE NUMBER OF SHARES OF ST. FRANCIS COMMON STOCK OR THE AMOUNT OF CASH I RECEIVE BE DETERMINED?

A(3): Generally, the Merger has been designed to give you between $10.00 and $10.50 in value for each share of Reliance Common Stock, assuming the St. Francis Average Stock Price (as hereinafter defined) is $32.41 or more but not greater than $45.74. However, the number of shares of St. Francis Common Stock and/or the amount of cash you receive will depend on the "St. Francis Average Stock Price," which is the average of the last sale price per share of St. Francis Common Stock for the ten consecutive trading days ending on the fifth business day prior to the completion of the Merger.


         The following is a breakdown of the per share value (in stock and cash) that you will receive based upon various ranges of the St. Francis Average Stock Price:

                  (1) IF THE ST. FRANCIS AVERAGE STOCK PRICE IS LESS THAN $32.41, St. Francis may elect not to complete the Merger; however, if St. Francis elects to complete the Merger, you will receive $10.00 per share in cash or shares of St. Francis Common Stock having a value of $10.00 per share;

                  (2) IF THE ST. FRANCIS AVERAGE STOCK PRICE IS BETWEEN $32.41 AND $40.00, you will receive $10.00 per share in cash or shares of St. Francis Common Stock having a value of $10.00 per share;

                  (3) IF THE ST. FRANCIS AVERAGE STOCK PRICE IS BETWEEN $40.01 AND $42.00, you will receive cash in an amount equal to .25 multiplied by the St. Francis Average Stock Price per share (i.e., between $10.00 and $10.25 per share) or .25 shares of St. Francis Common Stock per share;

                  (4) IF THE ST. FRANCIS AVERAGE STOCK PRICE IS BETWEEN $42.01 AND $45.74, you will receive $10.50 per share in cash or shares of St. Francis Common Stock having a value of $10.50 per share; and

                  (5) IF THE ST. FRANCIS AVERAGE STOCK PRICE IS $45.75 OR MORE, you will receive cash in an amount equal to .2295 multiplied by the St. Francis Average Stock Price per share or .2295 shares of St. Francis Common Stock per share.

                FOR ILLUSTRATIVE PURPOSES ONLY, WE HAVE PROVIDED
                             THE FOLLOWING EXAMPLE.

               The average of the last sale price per share of St. Francis Common Stock for the ten consecutive trading days ending on December __, 1998 (the latest practicable time period to obtain information prior to the printing of this Proxy Statement/Prospectus) was $____. Assuming the St. Francis Average Stock Price also is $_____, then (as described above), the per share cash consideration to be received by a Reliance shareholder would be $_____ and the per share value of St. Francis Common Stock to be received by a Reliance shareholder would be $______ (based on a conversion ratio of _________).

               Assuming you own 100 shares of Reliance Common Stock, under the following scenarios you would receive the following, based on the stated assumptions.

               (1) Assuming that Reliance shareholders collectively elect to receive at least 60% of the total Merger consideration in shares of St. Francis Common Stock:

                    (a) if you elected to receive all stock, you would receive ___ shares of St. Francis Common Stock [and $____ in cash (representing the issuance of cash in lieu of fractional shares)];

                    (b) if you elected to receive one-half stock and one-half cash, you would receive ___ shares of St. Francis Common Stock and $____ in cash; and

                    (c) if you elected to receive all cash, you would receive $______.

               (2) Assuming that Reliance shareholders collectively elect to receive 40% of the total Merger consideration in shares of St. Francis Common Stock and 60% in cash:

                    (a) if you elected to receive all stock, you would receive ____ shares of St. Francis Common Stock [and $_____ in cash (representing the issuance of cash in lieu of fractional shares)];

                    (b) if you elected to receive one-half stock and one-half cash, you would receive ___ shares of St. Francis Common Stock and $____ in cash; and

                    (c) if you elected to receive all cash, you would receive ___ shares of St. Francis Common Stock and $____ in cash.



         THIS ILLUSTRATION SHOULD NOT BE CONSIDERED INDICATIVE OF THE ACTUAL ALLOCATION OF ST. FRANCIS COMMON STOCK AND CASH AS TO ANY INDIVIDUAL RELIANCE SHAREHOLDER. RATHER, THIS ILLUSTRATION IS INTENDED TO DEMONSTRATE ONLY TWO OF MANY POSSIBLE ALLOCATION SCENARIOS. THE FOREGOING EXAMPLE IS NOT INTENDED TO REFLECT WHAT THE ACTUAL ST. FRANCIS AVERAGE STOCK PRICE WILL BE WHEN FINALLY DETERMINED IN ACCORDANCE WITH THE MERGER AGREEMENT, NOR IS THE PER SHARE VALUE OF ST. FRANCIS COMMON STOCK AND PER SHARE CASH DISTRIBUTION ILLUSTRATED INTENDED TO REFLECT WHAT THE ACTUAL VALUE WILL BE WHEN FINALLY DETERMINED AND WHEN THE SHARES OF ST. FRANCIS COMMON STOCK ARE DISTRIBUTED IN ACCORDANCE WITH THE MERGER AGREEMENT.

         For a more detailed listing of the consideration to be received by Reliance shareholders in the Merger based upon various assumed St. Francis Average Stock Prices, see pages 13-15 and 35-37.

Q(4):    WHAT HAPPENS AS THE MARKET PRICE OF ST. FRANCIS COMMON STOCK
         FLUCTUATES?

A(4): As noted above in Q(2) and Q(3), the number of shares of St. Francis Common Stock and the amount of cash to be distributed to you in connection with the Merger is based upon an average of the market price of St. Francis Common Stock over a ten-day trading period prior to completion of the Merger. Because the market price of the shares of St. Francis Common Stock is subject to fluctuation, the amount of cash you receive and the number of shares of St. Francis Common Stock you receive in the Merger may increase or decrease between the date of this Proxy Statement/Prospectus and completion of the Merger. Furthermore, once the St. Francis Common Stock is distributed to Reliance shareholders upon completion of the Merger, the market price will be subject to fluctuation. You are encouraged to obtain current market quotations for St. Francis Common Stock and Reliance Common Stock prior to submitting your Election Form. See Question 5.

Q(5): HOW DO I MAKE MY ELECTION TO RECEIVE CASH, SHARES OF ST. FRANCIS COMMON STOCK, OR A COMBINATION THEREOF?

A(5): You will be required to submit an Election Form prior to the Special Meeting, prior to the date the Merger is completed, and prior to the calculation of the St. Francis Average Stock Price. Therefore, at the time you make your election decision, you will not know the exact per share value (in cash and stock) that will be distributed to Reliance shareholders in the Merger. No assurance can be given as to what the final St. Francis Average Stock Price will be during the actual valuation period shortly before completion of the Merger or as to what the market prices of St. Francis Common Stock will be at the time the Merger is completed. You are encouraged to obtain current market quotations for St. Francis Common Stock prior to submitting your Election Form.

         Follow the detailed instructions on page __ of the Election Form and Letter of Transmittal which are being sent to you in a separate mailing concurrently with the mailing of the Proxy Statement/Prospectus. YOUR ELECTION FORM, TOGETHER WITH STOCK CERTIFICATES REPRESENTING ALL SHARES OF RELIANCE COMMON STOCK REPRESENTED THEREBY (OR AFFIDAVITS AND INDEMNIFICATION REGARDING THE LOSS OR DESTRUCTION OF SUCH CERTIFICATES OR THE GUARANTEED DELIVERY OF SUCH CERTIFICATES), MUST BE RETURNED TO FIRSTAR TRUST CO., AS EXCHANGE AGENT, NO LATER THAN 4:00 P.M., MILWAUKEE TIME, ON _______, 1999.

Q(6):    WHAT RISKS SHOULD I CONSIDER?

A(6): You should review "Risk Factors" on pages 29-31. You also should review the factors considered by Reliance's Board of Directors. See "Proposal to Approve The Merger -- Background of for the Merger" and "--Reasons for the Merger and Recommendation of the Reliance Board of Directors" (pages 37-42).

Q(7):    WHEN IS THE MERGER EXPECTED TO BE COMPLETED?

A(7): We hope to complete the Merger during January 1999. In addition to the approval of Reliance shareholders, Reliance also must obtain regulatory approvals, which include approval of the Office of Thrift Supervision, the Federal Deposit Insurance Corporation and the Wisconsin Department of Financial Institutions. If the Merger has not been completed by February 28, 1999 (subject to extension to May 31, 1999, in the case of a protest to the Merger under the Community Reinvestment Act of 1977, as amended), St. Francis and Reliance each have the right to terminate the Merger Agreement.

Q(8):    WHAT ARE THE TAX CONSEQUENCES OF THE MERGER TO ME?

A(8): We expect that for U.S. federal income tax purposes, your exchange of shares Reliance Common Stock for shares of St. Francis Common Stock by virtue of the Merger generally will not cause you to recognize any gain or loss. Reliance shareholders will, however, have to pay taxes on recognized gains in connection with any cash received, including cash received instead of fractional shares. To review the tax consequences to Reliance shareholders in greater detail, see pages 63 through 65.

         YOUR TAX CONSEQUENCES WILL DEPEND ON YOUR PERSONAL SITUATION. YOU SHOULD CONSULT YOUR TAX ADVISOR FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES OF THE MERGER TO YOU.

Q(9):    WILL RELIANCE SHAREHOLDERS HAVE DISSENTERS' RIGHTS?

A(9): No. Reliance shareholders will not have dissenters' rights as a result of the Merger.

Q(10):   WHAT AM I BEING ASKED TO VOTE UPON?

A(10): You are being asked to approve and adopt the Merger Agreement and the related Plan of Merger which provides for the acquisition of Reliance through a merger of Reliance with and into St. Francis. Approval of the proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Reliance Common Stock.

         THE RELIANCE BOARD HAS UNANIMOUSLY APPROVED AND ADOPTED THE MERGER AGREEMENT AND THE PLAN OF MERGER AND RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE PLAN OF MERGER.

         You also are being asked to approve a proposal to adjourn the Special Meeting, if necessary, in order to solicit additional votes in favor of approval of the Merger Agreement and the Plan of Merger.

         THE RELIANCE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE FOR APPROVAL TO ADJOURN THE SPECIAL MEETING, IF NECESSARY, IN ORDER TO SOLICIT ADDITIONAL VOTES IN FAVOR OF THE APPROVAL OF THE MERGER AGREEMENT AND PLAN OF MERGER.

Q(11):   WHAT SHOULD I DO NOW?

A(11): Just indicate on your proxy card how you want to vote, and sign and mail the proxy card in the enclosed envelope as soon as possible so that your shares will be represented at the Special Meeting. If you sign and send in your proxy and do not indicate how you want to vote, your proxy will be voted in favor of the proposal to approve and adopt the Merger Agreement. If you do not sign and send in your proxy (or vote by telephone) or you abstain, it will have the effect of a vote against the Merger.

         The Special Meeting will take place on January __, 1999 at ____ [a.m./p.m.]. You are invited to attend the Special Meeting. If you do sign your proxy card, you can cancel your proxy up to and including the date of the Special Meeting and change your vote by signing a new proxy or you may attend the Special Meeting and vote in person. We provide more detailed instructions about voting on pages 31 through 33.

         SEE QUESTION (5) FOR DIRECTIONS ON HOW TO MAKE YOUR ELECTION TO RECEIVE SHARES OF ST. FRANCIS COMMON STOCK, CASH OR A COMBINATION THEREOF.

         SEE QUESTION (13) FOR DIRECTIONS ON WHAT TO DO WITH YOUR CERTIFICATES FOR RELIANCE COMMON STOCK.

Q(12): IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A(12): Your broker will vote your shares of Reliance Common Stock only if you provide instruction on how to vote. You should instruct your broker how to vote your shares, following the directions your broker provides. If you do not provide instructions to your broker, your shares will not be voted and this will have the effect of voting against the Merger.

Q(13):   WHEN AND WHERE SHOULD I SEND IN MY STOCK CERTIFICATES?

A(13): You should NOT send in your stock certificates representing shares of Reliance Common Stock along with your proxy card. Instead, you should send in your Reliance stock certificates along with your Election Form and Letter of Transmittal which are being sent to you in a separate mailing concurrently with the mailing of this Proxy Statement/Prospectus.

         Please follow the instructions carefully on the Election Form and Letter of Transmittal in making your election and surrendering your Reliance stock certificates. If for any reason the Merger is not completed, your Reliance stock certificates will be returned to you.

Q(14):   WHO CAN RELIANCE SHAREHOLDERS CALL WITH QUESTIONS?

A(14): Reliance shareholders who have questions about the Merger should contact the person below:

                                MR. ALLAN T. BACH
                            RELIANCE BANCSHARES, INC.
                             3140 SOUTH 27TH STREET
                              MILWAUKEE, WISCONSIN
                                 (414) 671-2222

                                     SUMMARY

         The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus and is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information appearing elsewhere in this Proxy Statement/Prospectus, including the exhibits, the documents accompanying this Proxy Statement/Prospectus and the documents incorporated by reference herein. As used in this Proxy Statement/Prospectus, the terms "St. Francis" and "Reliance" refer to such corporations, respectively, and where the context requires, such corporations and their subsidiaries on a consolidated basis.

         The information contained in this Proxy Statement/Prospectus with respect to St. Francis has been supplied by St. Francis. The information contained in this Proxy Statement/Prospectus with respect to Reliance has been supplied by Reliance. Neither St. Francis nor Reliance warrants the accuracy or completeness of information relating to the other.

                            THE PARTIES TO THE MERGER

ST. FRANCIS AND
  ST. FRANCIS BANK, F.S.B............     St. Francis, a Wisconsin corporation,
                                          was incorporated on December 18, 1992
                                          for the purpose of becoming the
                                          holding company for St. Francis Bank,
                                          F.S.B. ("St. Francis Bank") upon St.
                                          Francis Bank's conversion from a
                                          federally-chartered mutual savings
                                          bank to a federally-chartered stock
                                          savings bank.  This transaction was
                                          completed in June 1993.  In November
                                          1994, St. Francis consummated the
                                          acquisition of the stock of Valley
                                          Bank East Central in Kewaskum,
                                          Wisconsin as well as the acquisition
                                          of the deposits and certain assets of
                                          the Hartford, Wisconsin branch of
                                          Valley Bank Milwaukee. The acquired
                                          bank offices were combined as a
                                          commercial bank named Bank Wisconsin.
                                          In February 1997, St. Francis
                                          completed the acquisition of Kilbourn
                                          State Bank in Milwaukee, Wisconsin,
                                          which subsequently was merged into
                                          Bank Wisconsin.  In September 1997,
                                          Bank Wisconsin was merged into St.
                                          Francis Bank, with St. Francis Bank
                                          being the surviving entity.

                                          At June 30, 1998, St. Francis had
                                          total assets of $1.8 billion, total
                                          deposits of $1.1 billion and
                                          shareholders' equity of $131.0
                                          million.  St. Francis has not engaged
                                          in any significant activity other than
                                          holding the stock of St. Francis Bank.
                                          St. Francis Bank is regulated by the
                                          Office of Thrift Supervision ("OTS")
                                          and its deposits are insured up to
                                          applicable limits under the Savings
                                          Association Insurance Fund ("SAIF") of
                                          the Federal Deposit Insurance
                                          Corporation ("FDIC").

                                          St. Francis Bank's principal business
                                          consists of attracting retail deposits
                                          from the general public and investing
                                          those deposits, together with funds
                                          generated from other operations,
                                          primarily to originate mortgage,
                                          consumer and other loans within its
                                          primary market area and to invest in
                                          mortgage-backed and related
                                          securities, and to a lesser extent,
                                          debt and equity securities.  Primary
                                          areas of lending include single-family
                                          and multi-family residential
                                          mortgages, home equity lines of
                                          credit, second mortgages, commercial
                                          real estate and commercial loans.

                                          At June 30, 1998, St. Francis operated
                                          25 banking offices in Wisconsin.  The
                                          principal executive offices of St.
                                          Francis are located at 13400 Bishops
                                          Lane, Suite 350, Brookfield, Wisconsin
                                          53005-6203, and its telephone number
                                          is (414) 486-8700.

RELIANCE AND
  RELIANCE SAVINGS BANK..............     Reliance, a Wisconsin corporation
                                          incorporated on November 10, 1995, is
                                          the holding company for Reliance
                                          Savings Bank, a Wisconsin
                                          state-chartered stock savings bank
                                          ("Reliance Savings Bank"), which
                                          consummated its conversion from mutual
                                          to stock form in April 1996.  At June
                                          30, 1998, Reliance had total assets of
                                          $42.3 million, total deposits of $17.3
                                          million and shareholders' equity of
                                          $22.4 million.  Reliance Savings Bank
                                          is regulated by the FDIC and the
                                          Wisconsin Department of Financial
                                          Institutions ("WDFI") and its deposits
                                          are insured up to applicable limits by
                                          the SAIF of the FDIC.

                                          Reliance Savings Bank's principal
                                          business consists of attracting funds
                                          in the form of deposits and investing
                                          such funds in investment securities
                                          (including United States government
                                          and other agency obligations and
                                          mutual funds), mortgage-backed and
                                          related securities and loans secured
                                          by real estate.  The primary lending
                                          activity of Reliance Savings Bank is
                                          on one- to four-family owner-occupied
                                          homes.  While Reliance Savings Bank
                                          has in recent years had funds to lend,
                                          management of Reliance Savings Bank
                                          believes there has been a diminishing
                                          demand for one- to four-family
                                          mortgage loans in its local market
                                          area (generally defined as an area
                                          within a three-mile radius of its
                                          office). Since fiscal 1997, Reliance
                                          Savings Bank has been, and intends to
                                          continue, emphasizing one- to
                                          four-family mortgage lending in its
                                          local market area, but also has been
                                          originating and intends to continue to
                                          originate one- to four-family,
                                          residential construction, commercial
                                          real estate, commercial construction
                                          and land development and multi-family
                                          loans both within and outside its
                                          local market area in suburbs
                                          surrounding the City of Milwaukee,
                                          which encompasses the Wisconsin
                                          counties of Milwaukee, Waukesha,
                                          Ozaukee and Washington, in order to
                                          generate adequate earnings, adequately
                                          leverage its capital and make
                                          effective use of its liquid assets.
                                          Reliance Savings Bank invests a
                                          significant portion of its assets in
                                          investment securities and
                                          mortgage-backed securities, including
                                          U.S. Government and federal agency
                                          securities, short-term liquid assets
                                          and other marketable securities.

                                          At June 30, 1998, Reliance and
                                          Reliance Savings Bank operated one
                                          banking office in Wisconsin.  The
                                          principal executive offices of
                                          Reliance are located at 3140 South
                                          27th Street, Milwaukee, Wisconsin
                                          53215, and its telephone number is
                                          (414) 671-2222.


                          THE RELIANCE SPECIAL MEETING

PLACE, TIME AND DATE;
  PURPOSE............................     The Special Meeting of Shareholders of
                                          Reliance will be held on January __,
                                          1999, at [____] [a.m./p.m.],
                                          Milwaukee, Wisconsin time, at the
                                          Clarion Hotel & Conference
                                          Center, 5311 South Howell Avenue,
                                          Milwaukee, Wisconsin.  The purpose of
                                          the Special Meeting is to consider and
                                          vote upon proposals to approve the
                                          Merger Agreement attached hereto as
                                          Exhibit A and the related Plan of
                                          Merger attached hereto as Exhibit B,
                                          and to adjourn the Special Meeting, if
                                          necessary, to solicit additional votes
                                          in favor of the Merger.

RECORD DATE; SHARES
  ENTITLED TO VOTE...................     The Board of Directors of Reliance
                                          (the "Reliance Board") has fixed the
                                          close of business on December __, 1998
                                          as the record date (the "Voting Record
                                          Date") for the determination of
                                          shareholders entitled to notice of and
                                          to vote at the Special Meeting or any
                                          postponements or adjournments thereof.
                                          Only holders of shares of Reliance
                                          Common Stock of record on the Voting
                                          Record Date will be entitled to notice
                                          of and to vote at the Special Meeting.
                                          Each share of Reliance Common Stock
                                          will be entitled to one vote.
                                          Shareholders who execute proxies
                                          retain the right to revoke them at any
                                          time prior to being voted at the
                                          Special Meeting or any postponements
                                          or adjournments thereof.  On the
                                          Voting Record Date, there were _______
                                          shares of Reliance Common Stock
                                          outstanding and Reliance had no other
                                          class of securities outstanding.

VOTES REQUIRED; VOTING
  AGREEMENTS; SECURITY
  OWNERSHIP OF MANAGEMENT............     The affirmative vote of the holders of
                                          a majority of the issued and
                                          outstanding shares of Reliance Common
                                          Stock is required for approval and
                                          adoption of the Merger Agreement and
                                          the related Plan of Merger.  The
                                          affirmative vote of a majority of the
                                          total votes cast in person or by proxy
                                          is required to approve the proposal to
                                          adjourn the Special Meeting, if
                                          necessary, to solicit additional votes
                                          in favor of the Merger Proposal.
                                          Approval of the Merger by St. Francis
                                          shareholders is not required.

                                          As of October 31, 1998, the directors
                                          and executive officers of Reliance and
                                          their affiliates beneficially owned
                                          _______ shares, or _____% of the
                                          outstanding shares of Reliance Common
                                          Stock, including  ______ shares
                                          subject to unexercised options held by
                                          such persons at that date which were
                                          not exercised prior to the Voting
                                          Record Date, and thus cannot be voted
                                          at the Special Meeting.  As an
                                          inducement to St. Francis to enter
                                          into the Merger Agreement, all of the
                                          directors and executive officers of
                                          Reliance entered into voting
                                          agreements ("Voting Agreements") with
                                          St. Francis to vote the shares of
                                          Reliance Common Stock beneficially
                                          owned by them in favor of the Merger.
                                          As of October 31, 1998, the directors
                                          and executive officers of Reliance who
                                          signed the Voting Agreements
                                          beneficially owned _______ shares, or
                                          _____% of the outstanding shares of
                                          Reliance Common Stock, including
                                          ______ shares subject to unexercised
                                          options held by such persons at that
                                          date which were not exercised prior to
                                          the Voting Record Date, and thus
                                          cannot be voted at the Special
                                          Meeting.  As of October 31, 1998, with
                                          the exception of one director of St.
                                          Francis who acquired shares of
                                          Reliance Common Stock in 1996, St.
                                          Francis directors, executive officers
                                          and their affiliates did not own any
                                          shares of Reliance Common Stock.

                                          Pursuant to the Voting Agreements, the
                                          directors and executive officers of
                                          Reliance may not sell, assign,
                                          transfer or otherwise dispose of, or
                                          permit to be sold, assigned,
                                          transferred or otherwise disposed of,
                                          any shares of Reliance Common Stock
                                          owned of record or beneficially by
                                          such shareholder, whether such shares
                                          of Reliance Common Stock are owned of
                                          record or beneficially by such
                                          shareholder on the date of the Voting
                                          Agreement or are subsequently
                                          acquired, whether pursuant to the
                                          exercise of stock options or
                                          otherwise, except (i) for transfers by
                                          will or by operation of law (in which
                                          case the Voting Agreement would bind
                                          the transferee), (ii) for sales,
                                          assignments, transfers or other
                                          dispositions necessitated by hardship
                                          with the prior written consent of St.
                                          Francis, or (iii) as St. Francis may
                                          otherwise agree in writing.

                                   THE MERGER


EFFECT OF THE MERGER................    Pursuant to the Merger Agreement, at the
                                        Effective Time (as defined below),
                                        Reliance will merge with and into St.
                                        Francis, which will be the surviving
                                        corporation.  See "Proposal to Approve
                                        the Merger--Effect of the Merger."  St.
                                        Francis also plans to merge Reliance
                                        Savings Bank into St. Francis Bank
                                        immediately following the Merger, or as
                                        soon as practicable after, the Effective
                                        Time (the "Bank Merger"), and St.
                                        Francis and Reliance have agreed to take all action necessary and appropriate to effectuate the Bank Merger.

 MERGER CONSIDERATION...............    The Merger Agreement provides that,
                                        subject to the election and allocation
                                        procedures provided for therein, each
                                        issued and outstanding share of Reliance
                                        Common Stock at the Effective Time will
                                        be converted into the right to receive,
                                        at the election of each holder thereof,
                                        either:

                                               (a)   A NUMBER OF SHARES OF ST.
                                                     FRANCIS COMMON STOCK EQUAL
                                                     TO (i) a fractional share
                                                     of St. Francis Common Stock
                                                     determined by dividing
                                                     $10.00 by the St. Francis
                                                     Average Stock Price (as
                                                     defined herein) if the St.
                                                     Francis Average Stock Price
                                                     is between $32.41 and
                                                     $40.00; (ii) .25 shares of
                                                     St. Francis Common Stock,
                                                     if the St. Francis Average
                                                     Stock Price is between
                                                     $40.01 and $42.00; (iii) a
                                                     fractional share of St.
                                                     Francis Common Stock
                                                     determined by dividing
                                                     $10.50 by the St. Francis
                                                     Average Stock Price, if the
                                                     St. Francis Average Stock
                                                     Price is between $42.01 and
                                                     $45.74; and (iv) .2295
                                                     shares of St. Francis
                                                     Common Stock, if the St.
                                                     Francis Average Stock Price
                                                     is $45.75 or more (the "Per
                                                     Share Stock Distribution");
                                                     or

                                               (b)   CASH EQUAL TO (i) $10.00,
                                                     if the St. Francis Average
                                                     Stock Price is between
                                                     $32.41 and $40.00; (ii) an
                                                     amount equal to .250 of the
                                                     St. Francis Average Stock
                                                     Price, if the St. Francis
                                                     Average Stock Price is
                                                     between $40.01 and $42.00;
                                                     (iii) $10.50, if the St.
                                                     Francis Average Stock Price
                                                     is between $42.01 and
                                                     $45.74; and (iv) an amount
                                                     equal to .2295 of the St.
                                                     Francis Average Stock
                                                     Price, if the St. Francis
                                                     Average Stock Price is
                                                     $45.75 or more (the "Per
                                                     Share Cash Distribution").

                                        If the St. Francis Average Stock Price
                                        is $32.40 or less, then St. Francis has
                                        the option of completing the Merger
                                        using a Per Share Cash Distribution of
                                        $10.00 and a Per Share Stock
                                        Distribution equal to a fractional share of St. Francis Common Stock determined by dividing $10.00 by the St. Francis Average Stock Price, or terminating the Merger Agreement.

                                        THE "ST. FRANCIS AVERAGE STOCK PRICE"
                                        MEANS THE AVERAGE (ROUNDED TO THE
                                        NEAREST WHOLE CENT) OF THE LAST SALE
                                        PRICE OF THE DAY OF ONE SHARE OF ST.
                                        FRANCIS COMMON STOCK AS REPORTED IN THE
                                        WALL STREET JOURNAL FOR THE TEN
                                        CONSECUTIVE TRADING DAYS ENDING ON THE
                                        FIFTH BUSINESS DAY PRECEDING THE
                                        EFFECTIVE TIME (THE "VALUATION PERIOD").

                                        The Merger Agreement also provides that
                                        the value of the aggregate number of
                                        shares of St. Francis Common Stock to be issued in the Merger must be equal to at least 60% of the aggregate value of all of the consideration to be paid in connection with the Merger, and the aggregate amount of consideration paid to Reliance shareholders in cash must be not more than 40% of the aggregate value of all of the consideration to be paid in connection with the Merger.

                                        Assuming that (i) there are _______
                                        shares of Reliance Common Stock
                                        outstanding, which represents the
                                        _______ shares of Reliance Common Stock
                                        issued and outstanding as of the Voting
                                        Record Date, plus 20,514 shares of
                                        Reliance Common Stock that will be
                                        issued in connection with the closing of the Merger under the terms of the RRP;
                                        (ii) no exercise of options for ______
                                        shares of Reliance Common Stock
                                        currently outstanding under Reliance's
                                        stock option plan, (iii) the St. Francis
                                        Average Stock Price is $_____, and (iv)
                                        the aggregate amount of consideration
                                        payable in cash is equal to 40% of the
                                        aggregate value of all of the
                                        consideration paid in connection with
                                        the Merger and the aggregate amount of
                                        consideration payable in value of whole
                                        shares of St. Francis Common Stock is
                                        equal to 60% of the aggregate value of
                                        all of the consideration paid in
                                        connection with the Merger, St. Francis
                                        will issue approximately _______ shares
                                        of St. Francis Common Stock and between
                                        approximately $___ million in cash in
                                        the Merger. St. Francis intends to fund
                                        the cash portion of the purchase price
                                        with an existing line of credit
                                        maintained by St. Francis Bank with a
                                        third party financial institution.

                                        Fractional shares of St. Francis Common
                                        Stock will not be issued in the Merger.
                                        Reliance shareholders otherwise entitled to a fractional share will be paid the value of such fraction in cash determined as described herein under "Proposal to Approve the Merger-- Effect of the Merger."

         On _______, 1998, the most recent date for which it was practicable to obtain market price data prior to the printing of this Proxy
Statement/Prospectus, the closing sales price per share of St. Francis Common Stock was $_____.

         The following table sets forth various assumed St. Francis Average Stock Prices, the resulting conversion ratio, the value of St. Francis Common Stock to be received per share of Reliance Common Stock based on such assumed St. Francis Average Stock Price, and the Per Share Cash Consideration to be received based on such assumed St. Francis Average Stock Price.

                                                          PER SHARE VALUE
    ASSUMED ST. FRANCIS                                   OF ST. FRANCIS                PER SHARE
          AVERAGE                 CONVERSION               COMMON STOCK            CASH CONSIDERATION
        STOCK PRICE                  RATIO                 TO BE RECEIVED            TO BE RECEIVED
    -------------------           ----------              ---------------          ------------------
          30.00                      .3333                  $   10.00                 $   10.00
          31.00                      .3226                      10.00                     10.00
          32.00                      .3125                      10.00                     10.00
          32.40                      .3086                      10.00                     10.00
          33.00                      .3030                      10.00                     10.00
          34.00                      .2941                      10.00                     10.00
          35.00                      .2857                      10.00                     10.00
          36.00                      .2778                      10.00                     10.00
          37.00                      .2703                      10.00                     10.00
          38.00                      .2632                      10.00                     10.00
          39.00                      .2564                      10.00                     10.00
          40.00                      .2500                      10.00                     10.00
          41.00                      .2500                      10.25                     10.25
          42.00                      .2500                      10.50                     10.50
          43.00                      .2442                      10.50                     10.50
          44.00                      .2386                      10.50                     10.50
          45.00                      .2333                      10.50                     10.50
          45.75                      .2295                      10.50                     10.50
          46.00                      .2295                      10.56                     10.56
          47.00                      .2295                      10.79                     10.79
          48.00                      .2295                      11.02                     11.02

         NONE OF THE ASSUMED ST. FRANCIS AVERAGE STOCK PRICES ARE INTENDED TO REFLECT WHAT THE ACTUAL ST. FRANCIS AVERAGE STOCK PRICE WILL BE WHEN FINALLY DETERMINED IN ACCORDANCE WITH THE MERGER AGREEMENT AND THE PLAN OF MERGER, NOR IS THE PER SHARE VALUE OF ST. FRANCIS COMMON STOCK TO BE RECEIVED AND PER SHARE CASH CONSIDERATION ILLUSTRATED AS TO BE RECEIVED INTENDED TO REFLECT WHAT THE ACTUAL VALUE WILL BE WHEN FINALLY DETERMINED AND WHEN THE SHARES OF ST. FRANCIS COMMON STOCK AND CASH ARE DISTRIBUTED IN ACCORDANCE WITH THE MERGER AGREEMENT AND THE PLAN OF MERGER.

                                        Because under the Merger Agreement the
                                        number of shares of St. Francis Common
                                        Stock and the total amount of cash to be issued in the Merger must be fixed in accordance with certain parameters, primarily to ensure that the Merger will qualify as a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), no guarantee can be given that an election by any given shareholder will be honored. Rather, the election by each holder will be subject to the election and allocation procedures described herein and in the Merger Agreement. Thus, holders may not receive their chosen form of consideration. See "Proposal to Approve the Merger--Election and Allocation Procedures."

                                        Reliance shareholders who receive shares of St. Francis Common Stock also will receive attached Purchase Rights. See "Description of St. Francis Capital Stock--Rights Plan."

ELECTION BY RELIANCE
  SHAREHOLDERS.....................     Each shareholder of Reliance (except for
                                        the Reliance ESOP which will receive the Per Share Cash Distribution for shares held by it) will have the opportunity to submit an election form and letter of transmittal ("Election Form") specifying the kind of consideration sought to be received in exchange for his or her shares of Reliance Common Stock. The
                                        Election Form will be mailed (the
                                        "Mailing Date") concurrently with this
                                        Proxy Statement/Prospectus to each
                                        holder of record of Reliance Common
                                        Stock as of the Voting Record Date.  An
                                        Election Form and a copy of this Proxy
                                        Statement/Prospectus also will be mailed to persons who become shareholders of record of Reliance after the Voting
                                        Record Date up to one business day prior to the Election Deadline (as defined below). Election Forms also will be available at Reliance's main office, St.
                                        Francis' main office and from the
                                        Exchange Agent at all times through the
                                        Election Deadline.

                                        The Election Form will permit Reliance
                                        shareholders (i) to indicate that they
                                        elect to receive in exchange for their
                                        Reliance shares (a) St. Francis Common
                                        Stock ("Stock Election Shares"), (b)
                                        cash ("Cash Election Shares"), or (c) a
                                        combination thereof, or (ii) to make no
                                        election ("No Election Shares").  The No
                                        Election Shares will be converted into
                                        Stock Election Shares, Cash Election
                                        Shares or a combination thereof as
                                        necessary to ensure that (i) the
                                        aggregate amount of consideration
                                        payable in cash is not more than 40% of
                                        the aggregate value of all of the
                                        consideration issued or paid in
                                        connection with the Merger, and the
                                        total number of shares of St. Francis
                                        Common Stock to be issued in connection
                                        with the Merger shall be that number of
                                        whole shares of St. Francis Common Stock that has an aggregate value of at least 60% of the aggregate value of all of the consideration issued or paid in connection with the Merger, and (ii) the Merger will qualify as a tax-free reorganization.

                                        THE ELECTION FORM, TOGETHER WITH STOCK
                                        CERTIFICATES REPRESENTING ALL SHARES OF
                                        RELIANCE COMMON STOCK COVERED THEREBY
                                        (OR AFFIDAVITS AND INDEMNIFICATION
                                        REGARDING THE LOSS OR DESTRUCTION OF
                                        SUCH CERTIFICATES OR THE GUARANTEED
                                        DELIVERY OF SUCH CERTIFICATES), MUST BE
                                        RETURNED TO FIRSTAR TRUST CO., AS
                                        EXCHANGE AGENT (THE "EXCHANGE AGENT"),
                                        NO LATER THAN 4:00 P.M., MILWAUKEE TIME,
                                        ON ________, 1999 (THE "ELECTION
                                        DEADLINE").  Shares of Reliance Common
                                        Stock for which a properly completed
                                        Election Form has not been received by
                                        the Exchange Agent by the Election
                                        Deadline will be deemed No Election
                                        Shares. Accordingly, persons who become shareholders of Reliance after the Election Deadline will be deemed to hold No Election Shares, because they could not have made an effective election with respect to such shares. See "Proposal to Approve the Merger--Election and Allocation Procedures."

                                        Because the number of shares of St.
                                        Francis Common Stock to be issued and
                                        the total amount of cash to be paid in
                                        the Merger will be fixed in accordance
                                        with certain parameters pursuant to the
                                        Merger Agreement, and because the Merger must qualify as a tax-free reorganization, the extent to which individual elections will be accommodated will depend upon the respective number of Reliance shareholders who elect cash and stock and who fail to make an election. Accordingly, a Reliance shareholder who elects to receive cash may instead receive a combination of cash and shares of St. Francis Common Stock, and a Reliance shareholder who elects to receive a combination of cash and shares of St. Francis Common Stock may instead receive a different combination of cash and shares of St. Francis Common Stock. However, in no event will a shareholder who elects to receive stock receive cash instead (except cash which may be issued in lieu of fractional shares).

                                        If the cash election is oversubscribed,
                                        Reliance shareholders making no election will have their shares of Reliance Common Stock randomly selected and converted into St. Francis Common Stock to the extent necessary so that the cash election is not oversubscribed. If the cash election is still oversubscribed, Reliance shareholders making a cash election shall have their shares of Reliance Common Stock converted, on a pro rata basis, into shares of St. Francis Common Stock, to the extent necessary. However, the Merger Agreement also provides that no particular holder who has elected to receive cash or stock, as the case may be, will be allocated, or selected to receive, St. Francis Common Stock if such allocation or selection would threaten satisfaction of the conditions to the consummation of the Merger.

                                        Because the tax consequences of
                                        receiving cash or St. Francis Common
                                        Stock will differ, shareholders of
                                        Reliance are urged to read carefully the information under the caption "Proposal to Approve the Merger--Certain Federal Income Tax Consequences" and consult their own tax advisor to determine the particular tax consequences to them of the Merger.

ALLOCATION PROCEDURES...............    The aggregate amount of consideration to
                                        be received by Reliance shareholders in
                                        exchange for their shares of Reliance
                                        Common Stock shall consist of cash and
                                        St. Francis Common Stock, in such
                                        proportion as follows:  (i) the
                                        aggregate amount of consideration
                                        payable in cash ("Cash Amount") shall
                                        not be more than 40% of the aggregate
                                        value of all of the consideration issued or paid in connection with the Merger;
                                        and (ii) the total number of shares of
                                        St. Francis Common Stock to be issued in connection with the Merger ("Stock
                                        Amount") shall be that number of whole
                                        shares of St. Francis Common Stock that
                                        has an aggregate value of at least 60%
                                        of the aggregate value of all of the
                                        consideration issued or paid in
                                        connection with the Merger.

                                        The Merger Agreement provides that the
                                        value of the aggregate number of shares
                                        of St. Francis Common Stock to be issued in the Merger must equal or exceed 60% of the aggregate value of all of the consideration to be paid in connection with the Merger. However, in order for Michael Best & Friedrich LLP to render its opinion that the Merger qualifies as a tax-free reorganization, the value of the aggregate number of shares of St. Francis Common Stock to be issued in the Merger must be at least 60% of the aggregate value of all of the consideration to be paid in connection with the Merger. The relative percentages that the Cash Amount (i.e., up to 40%) and the Stock Amount (i.e., at least 60%) bear to the aggregate amount of consideration to be issued or paid in connection with the Merger will depend largely upon the elections of the Reliance shareholders. To the greatest extent possible, St. Francis will allocate cash and stock in accordance with each Reliance shareholder's election. However, if the cash portion is oversubscribed, Reliance shareholder elections will be adjusted in order to fall within the parameters set forth above. See "Proposal to Approve the Merger--Election and Allocation
                                        Procedures."

  DELIVERY OF ST. FRANCIS
  COMMON STOCK AND CASH.............    No holder of certificates formerly
                                        representing shares of Reliance Common
                                        Stock will be entitled to receive either cash or shares of St. Francis Common
                                        Stock until the certificates are
                                        properly surrendered to the Exchange
                                        Agent, and no interest will accrue in
                                        respect thereof.  Each share of St.
                                        Francis Common Stock for which shares of Reliance Common Stock are exchanged in the Merger will be deemed to have been issued at the Effective Time.
                                        Accordingly, Reliance shareholders who
                                        receive St. Francis Common Stock in the
                                        Merger will be entitled to vote their
                                        shares and to receive any dividends or
                                        other distributions, without interest,
                                        that may be payable to holders of record of St. Francis Common Stock after the
                                        Effective Time, except that no such
                                        dividend will be remitted until the
                                        certificates representing Reliance
                                        Common Stock have been properly
                                        surrendered to the Exchange Agent.

                                        Within five business days after the
                                        allocation described above under
                                        "--Allocation Procedures," the Exchange
                                        Agent will distribute St. Francis Common
                                        Stock and cash with respect to shares of Reliance Common Stock which have been properly surrendered to the Exchange Agent. Stock certificates will not be delivered for fractional shares resulting from the exchange of Reliance Common Stock for St. Francis Common Stock. Instead, each holder of shares of Reliance Common Stock who would otherwise be entitled to a fractional share of St. Francis Common Stock will receive in lieu thereof a check in an amount equal to the value of such fractional share based upon the St. Francis Average Stock Price.

                                        PLEASE DO NOT SEND IN YOUR CERTIFICATES
                                        FOR YOUR SHARES OF RELIANCE COMMON STOCK
                                        WITH YOUR PROXY CARD.  PLEASE CAREFULLY
                                        READ AND FOLLOW THE INSTRUCTIONS SET
                                        FORTH IN THE ELECTION FORM AND LETTER OF
                                        TRANSMITTAL DELIVERED TO YOU UNDER
                                        SEPARATE COVER REGARDING THE MAKING OF
                                        YOUR ELECTION AND THE SURRENDER OF YOUR
                                        RELIANCE STOCK CERTIFICATES.

RECOMMENDATION OF RELIANCE'S
  BOARD OF DIRECTORS................    All members of the Reliance Board
                                        participated in the meeting at which the Merger Agreement and the related Plan of Merger were considered. The Reliance
                                        Board unanimously approved the Merger
                                        Agreement and Plan of Merger and
                                        recommends that Reliance shareholders
                                        vote in favor of approval of the Merger
                                        Agreement and Plan of Merger.  The
                                        Reliance Board believes that the terms
                                        of the Merger are fair to, and in the
                                        best interests of, Reliance's
                                        shareholders.  For a discussion of the
                                        factors considered by Reliance's Board
                                        in reaching its decision, see "Proposal
                                        to Approve the Merger--Reasons for the
                                        Merger and Recommendation of the
                                        Reliance Board of Directors" and
                                        "Proposed to Approve the Merger--Opinion of Reliance Financial Advisor."

OPINION OF FINANCIAL
  ADVISOR...........................    Robert W. Baird & Co. Incorporated
                                        ("Baird") has delivered to the Reliance
                                        Board its written opinion, dated June
                                        30, 1998 and updated as of December __,
                                        1998, to the effect that, as of such
                                        dates, the consideration to be received
                                        in the Merger by the holders of shares
                                        of Reliance Common Stock, is fair to
                                        such holders from a financial point of
                                        view. A copy of the updated opinion of
                                        Baird, which sets forth the assumptions
                                        made, matters considered and limits of
                                        its review, is attached to this Proxy
                                        Statement/Prospectus as Exhibit C, and
                                        should be read in its entirety.  See
                                        "Proposal to Approve the Merger--
                                        Opinion of Reliance Financial Advisor."

EFFECTIVE DATE OF
  THE MERGER........................    The Merger will become effective on the
                                        date articles of merger are filed with
                                        the WDFI in accordance with the
                                        Wisconsin Business Corporation Law (the
                                        "WBCL"), or on such later date as the
                                        articles of merger may specify (the
                                        "Effective Time").  The Articles of
                                        Merger will be filed upon satisfaction
                                        or waiver of all of the conditions to
                                        the Merger provided in the Merger
                                        Agreement but in no event later than the last business day of the month in which all conditions to the Merger set forth in the Merger Agreement have been satisfied or waived. Assuming receipt of Reliance shareholder approval of the Merger, and after regulatory approvals that would permit consummation of the Merger have been obtained, the parties expect that the Merger will occur on a date that will facilitate an orderly business combination of Reliance and St.
                                        Francis, which date may be after the
                                        first possible date on which the Merger
                                        could occur under the terms of the
                                        Merger Agreement. As consummation of the Merger is subject to approval of the shareholders of Reliance, certain regulatory approvals for the Merger and certain conditions precedent to closing
                                        (as described herein), the parties are
                                        unable at this time to predict when or
                                        if the Effective Date will occur.  See
                                        "Proposal to Approve the
                                        Merger--Conditions to Each Party's
                                        Obligations."

CONDITIONS TO THE MERGER;
  REGULATORY APPROVAL...............    The obligations of St. Francis and
                                        Reliance to consummate the Merger are
                                        subject to the satisfaction of certain
                                        conditions, including (i) obtaining
                                        requisite shareholder approval and
                                        requisite regulatory approvals for the
                                        Merger (as defined in the Merger
                                        Agreement), (ii) the receipt of an
                                        opinion of counsel with respect to
                                        certain tax aspects of the Merger, (iii) the absence of an adverse change with respect to Reliance; (iv) the absence of any Environmental Conditions (as defined in the Merger Agreement) with respect to any Real Property of Reliance (as defined therein) which is likely to have a material adverse effect (as defined therein) on St. Francis; (v) verification that Reliance's net worth
                                        (to be computed as described further
                                        therein) is not less than Reliance's net worth as of March 31, 1998; and (vi) the satisfaction of other customary closing conditions. Prior to the Effective Date of the Merger, any condition of the Merger Agreement may be waived by the party in whose favor the provision runs or may be amended or modified by an agreement in writing approved by both parties; provided, however, that after
                                        Reliance shareholder approval is
                                        obtained, no such extension, waiver,
                                        amendment or modification may adversely
                                        affect the amount of consideration to be received in the Merger by the Reliance shareholders. See "Proposal to Approve the Merger--Certain Federal Income Tax
                                        Consequences" and "Proposal to Approve
                                        the Merger--Conditions to Each Party's
                                        Obligations."

                                        St. Francis and Reliance intend that
                                        Reliance Savings Bank will merge with
                                        and into St. Francis Bank immediately
                                        following the Merger or as soon as
                                        practicable after the Merger (the "Bank
                                        Merger"), and St. Francis and Reliance
                                        have agreed to take all action necessary and appropriate to effectuate the Bank Merger. See "Proposal to Approve the Merger--Regulatory Approvals."

                                        The Merger and Bank Merger will require
                                        the review and/or approval of the
                                        appropriate federal and state regulatory agencies, including the OTS, FDIC and WDFI. There can be no assurance that the regulatory approvals will be obtained, and, if obtained, there can be no assurance as to the date of any such approvals. There also can be no assurance that any such approvals will not contain a condition or requirement which causes the structure of the Merger and/or the Bank Merger to change from that presently contemplated by St. Francis and Reliance, or which causes such approvals to fail to satisfy the conditions set forth in the Merger Agreement and summarized under "Proposal to Approve the Merger--Conditions to Each Party's Obligations." Also, there can be no assurance that the

                                        United States Department of Justice or a state attorney general will not challenge the Merger or Bank Merger or, if such a challenge is made, as to the result thereof. See "Proposal to Approve the Merger--Regulatory
                                        Approvals."

TERMINATION OF THE
  REORGANIZATION
  AGREEMENT.........................    The Merger Agreement may be terminated,
                                        and the Merger abandoned, before the
                                        Effective Time, either before or after
                                        its approval by the shareholders of
                                        Reliance, (a) by the mutual consent of
                                        St. Francis and Reliance, or (b) by
                                        either of them individually under
                                        certain specified circumstances,
                                        including (i) if the Merger has not
                                        become effective by February 28, 1999
                                        (subject to extension to May 31, 1999,
                                        in the case of a protest to the Merger
                                        under the Community Reinvestment Act of
                                        1977, as amended), or (ii) in the event
                                        of a breach by the other party of
                                        certain representations, warranties,
                                        covenants or agreements contained in the Merger Agreement. In addition to other customary termination provisions, pursuant to the Merger Agreement,
                                        Reliance may terminate the Merger
                                        Agreement, if the Board of Directors of
                                        Reliance determines in good faith and in the exercise of reasonable judgment
                                        (based on the advice of independent
                                        financial advisors and counsel) that a
                                        bona fide, written and unsolicited
                                        proposal or offer made by a corporation
                                        (excluding St. Francis or any of its
                                        subsidiaries or affiliates),
                                        partnership, person, other entity or
                                        group (as defined in Section 13(d)(3) of the Exchange Act), with respect to an Acquisition Proposal (as defined therein) is more favorable to Reliance and its shareholders than the transactions contemplated hereby. See
                                        "Proposal to Approve the
                                        Merger--Termination."

                                        In addition, the Merger Agreement
                                        contains a price-based termination
                                        provision.  Under this provision, the
                                        Merger Agreement may be terminated by
                                        St. Francis if the St. Francis Average
                                        Stock Price is $32.40 or less.  Before
                                        making any decision to terminate the
                                        transaction, the St. Francis Board would consult with its financial and other advisors and would consider all financial and other information it deemed relevant to its decision. The matter would not, however, be resubmitted to shareholders. See "Proposal to Approve the
                                        Merger--Price-Based Termination."

INTERESTS OF CERTAIN PERSONS
  IN THE MERGER.....................    Certain members of Reliance's management
                                        and the Reliance Board may be deemed to
                                        have interests in the Merger in addition to their interests, if any, as shareholders of Reliance generally.
                                        These include, among other things,
                                        provisions in the Merger Agreement
                                        relating to accelerated vesting of
                                        awards under the RRP, the grant of
                                        additional RRP awards contingent upon
                                        completion of the Merger, with
                                        recipients of awards under the RRP
                                        entitled to elect to receive either cash or stock in the same manner as other
                                        Reliance shareholders, accelerated
                                        vesting of outstanding options and cash
                                        payments under outstanding stock options or, in certain circumstances, the conversion of such outstanding options into options for shares of St. Francis
                                        Common Stock, the grant of additional
                                        stock options contingent upon completion of the Merger, service as a member of an advisory board of St. Francis and appointment of one director to St.
                                        Francis Bank's Board, benefits under the Reliance ESOP and Reliance Savings Bank
                                        Financial Institutions Retirement Fund
                                        ("Reliance Pension Plan"), assumption by
                                        St. Francis of Reliance's obligations
                                        under the Reliance Savings Bank
                                        Non-Qualified Deferred Retirement Plan
                                        for Directors ("Directors' Retirement
                                        Plan") and immediate vesting of benefits thereunder, maintenance of post-retirement medical and health coverage no less favorable than that maintained by Reliance with respect to eligible former and current officers and employees and current non-employee directors of Reliance and Reliance
                                        Savings Bank, and certain other
                                        benefits.

                                        In addition, Mr. Allan T. Bach,
                                        President and Chief Executive Officer of
                                        Reliance and Reliance Savings Bank, will receive severance benefits, as described further herein, including severance salary payments over three years pursuant to the terms of his current employment agreement with Reliance and Reliance Savings Bank in the aggregate amount of $499,362 and other severance benefits. Ms. Carol A. Barnharst, Vice President, Chief Financial Officer, Secretary and Treasurer of Reliance, will enter into a three-year employment agreement with St. Francis Bank, which will provide for a base salary of $65,600, as well as coverage under other St. Francis incentive compensation plans and other benefits.

                                        In addition, as noted above, in April
                                        1998, Mr. Allan T. Bach, Ms. Carol A.
                                        Barnharst, Mr. O. William Held, Mr. John
                                        T. Lynch and Ms. Marjorie A. Spicuzza
                                        each were granted options to purchase
                                        Reliance Common Stock with respect to
                                        5,000 shares, which option grants are
                                        contingent upon completion of the Merger
                                        ("Contingent Option Grants"), and Mr.
                                        Bach and Ms. Barnharst each were granted
                                        RRP awards with respect to 10,257
                                        shares, which RRP awards are contingent
                                        upon completion of the Merger
                                        ("Contingent RRP Awards").  If the
                                        Merger is not consummated, the
                                        Contingent Option Grants and Contingent
                                        RRP Awards will be forfeited by the
                                        recipients.

                                        In addition, as noted above, holders of
                                        options granted under Reliance's stock
                                        option plan may elect to surrender their
                                        options for cash, or in certain
                                        circumstances may be eligible to
                                        participate in the option plans
                                        established by St. Francis.  In
                                        connection with the Merger and assuming
                                        the St. Francis Average Stock Price is
                                        $________, the executive officers and
                                        directors of Reliance could receive, if
                                        they choose to surrender their vested
                                        options (including the Contingent Option
                                        Grants) for cash, the following amounts:
                                        Mr. Allan T. Bach - $____; Ms. Carol A.
                                        Barnharst - $____; Mr. John T. Lynch -
                                        $_____; Mr. O. William Held - $_____;
                                        and Ms. Marjorie A. Spicuzza - $______.
                                        In addition, assuming the St. Francis
                                        Average Stock Price is $_____, the value
                                        of the aggregate RRP awards (including
                                        the Contingent RRP Awards) to executive
                                        officers and directors of Reliance would
                                        be as follows:   Mr. Allan T. Bach -
                                        $____; Ms. Carol A. Barnharst - $____;
                                        Mr. John T. Lynch - $_____; Mr. O.
                                        William Held - $_____; and Ms. Marjorie
                                        A. Spicuzza - $______.  See "Proposal to
                                        Approve the Merger--Interests of Certain
                                        Persons in the Merger" and "Proposal to
                                        Approve the Merger--Effect on Reliance
                                        Employee Benefit Plans."

TERMINATION FEE
  ARRANGEMENTS......................    Pursuant to the Merger Agreement,
                                        Reliance has agreed to pay St. Francis a fee of $875,000 in the event of the occurrence of a "Company Purchase
                                        Event."  The term "Company Purchase
                                        Event" means any of the following
                                        events, or Reliance agreeing to enter
                                        into an agreement relating to any of the following events, occurring before the
                                        Effective Time or within 12 months of
                                        the date of termination of the Merger
                                        Agreement: (i) the acquisition by any
                                        person, other than St. Francis, of
                                        beneficial ownership of 25% or more of
                                        the shares of Reliance Common Stock;
                                        (ii) a merger, consolidation, share
                                        exchange, business combination or any
                                        other similar transaction involving
                                        Reliance or Reliance Savings Bank, other than a transaction involving St. Francis or any of its subsidiaries; (iii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 50% or more of the assets of Reliance or Reliance Savings Bank, in a single transaction or series of transactions;
                                        or (iv) the Reliance Board does not
                                        recommend approval of the Merger to the
                                        Reliance shareholders.

Certain Federal Income
  Tax Consequences..................    The Merger is intended to be a
                                        reorganization within the meaning of
                                        Section 368 of the Code; accordingly, a
                                        gain or loss generally will not be
                                        recognized by Reliance shareholders who
                                        receive solely St. Francis Common Stock
                                        in exchange for their Reliance Common
                                        Stock.  Receipt of cash in the Merger
                                        will be a taxable event.  The Merger
                                        Agreement provides that consummation of
                                        the Merger is conditioned upon receipt
                                        by St. Francis and Reliance of an
                                        opinion of Michael Best & Friedrich LLP, legal counsel to St. Francis, to the effect that the Merger will constitute a reorganization within the meaning of
                                        Section 368 of the Code.  For a further
                                        discussion of the federal income tax
                                        consequences of the Merger, see
                                        "Proposal to Approve the Merger--Certain
                                        Federal Income Tax Consequences" and
                                        "Proposal to Approve the
                                        Merger--Conditions to Each Party's
                                        Obligations."

                                        BECAUSE CERTAIN TAX CONSEQUENCES OF THE
                                        MERGER MAY VARY DEPENDING UPON THE
                                        PARTICULAR CIRCUMSTANCES OF EACH
                                        SHAREHOLDER AND OTHER FACTORS, EACH
                                        HOLDER OF RELIANCE COMMON STOCK IS URGED
                                        TO CONSULT SUCH HOLDER'S OWN TAX ADVISOR
                                        TO DETERMINE THE PARTICULAR TAX
                                        CONSEQUENCES TO SUCH HOLDER OF THE
                                        MERGER (INCLUDING THE APPLICATION AND
                                        EFFECT OF STATE AND LOCAL INCOME AND
                                        OTHER TAX LAWS).

ACCOUNTING TREATMENT................    It is intended that the Merger will be
                                        accounted for as a purchase under
                                        generally accepted accounting principles
                                        ("GAAP").

COMPARISON OF SHAREHOLDERS'
  RIGHTS............................    See "Comparison of Shareholders' Rights"
                                        for a summary of the material
                                        differences between the rights of
                                        holders of shares of St. Francis Common
                                        Stock and holders of shares of Reliance
                                        Common Stock.

DISSENTERS' RIGHTS..................    Under the WBCL, holders of shares of a
                                        Wisconsin corporation quoted on the
                                        NASDAQ Small-Cap Market on the record
                                        date for a meeting at which shareholders are to vote on a merger are not entitled to appraisal or dissenters' rights.
                                        Shares of Reliance Common Stock were
                                        quoted on the NASDAQ Small-Cap Market on the Voting Record Date. Therefore, holders of Reliance Common Stock are not entitled to dissenters' rights in connection with the Merger. See
                                        "Proposal to Approve the Merger--
                                        No Appraisal or Dissenters' Rights."

                        COMPARATIVE PER SHARE INFORMATION

     The following table sets forth unaudited comparative per share data of St. Francis on both a historical and pro forma combined basis and per share data of Reliance on both a historical and pro forma equivalent combined basis. These tables should be read in conjunction with the consolidated financial statements and notes thereto of St. Francis contained in the St. Francis Form 10-K for the fiscal year ended September 30, 1997 and the St. Francis Form 10-Q for the nine and three months ended June 30, 1998, incorporated by reference herein, and the consolidated financial statements and notes thereto of Reliance for the fiscal year ended June 30, 1998, which are included herein. See "Incorporation of Certain Information by Reference." Pro forma combined and pro forma equivalent per share data have been prepared giving effect to the Merger under the purchase method of accounting. The following information is not necessarily indicative of the results of operations or combined financial position that would have resulted had the Merger been consummated at the beginning of the periods indicated, nor is it necessarily indicative of the results of operations of future periods or future combined financial position. As discussed under "Proposal to Approve the Merger--Merger Consideration," the conversion ratio is subject to adjustment as a result of changes in the market price of shares of St. Francis Common Stock.

                                                                AT OR FOR THE                        AT OR FOR THE
                                                              NINE MONTHS ENDED                       YEAR ENDED
                                                                JUNE 30, 1998                     SEPTEMBER 30, 1997
                                                          -------------------------               ------------------
BOOK VALUE PER SHARE(1)
Historical:
  St. Francis............................................            25.78                               24.54
  Reliance...............................................             9.34                                9.08
Pro forma:
  St. Francis and Reliance combined......................            27.01                               25.88
  Reliance equivalent(2).................................             6.75                                6.47

CASH DIVIDENDS PER SHARE(3)
Historical:
  St. Francis............................................             0.42                                0.48
  Reliance...............................................              --                                 3.00
Pro forma:
  St. Francis and Reliance combined......................             0.42                                0.48
  Reliance equivalent(2).................................             0.105                               0.12

DILUTED NET INCOME PER SHARE
Historical:
  St. Francis ...........................................             2.09                                2.20
  Reliance...............................................             0.17                                0.26
Pro forma(4)(5)
  St. Francis and Reliance combined......................             1.97                                2.11
  Reliance equivalent(2).................................             0.49                                0.53

----------
(1) Book value per share has been computed assuming 5,558,487 and 5,738,338 diluted shares of St. Francis Common Stock outstanding at June 30, 1998 and September 30, 1997, respectively. Included in these share amounts are 479,000 and 500,000 shares, respectively, assumed to have been issued by St. Francis in connection with the acquisition of Reliance. See "Proposal to Approve the Merger--Merger Consideration."
(2) The pro forma equivalent per share data for Reliance has been computed by multiplying the pro forma combined per share information by .2500, which represents the number of shares of St. Francis Common Stock into which each share of Reliance Common Stock may be converted if the St. Francis Average Stock Price is between $40.00 and $42.00. The per share stock distribution and per share cash distribution are subject to adjustment pursuant to the Merger Agreement, depending upon the St. Francis Average Stock Price. See "Proposal to Approve the Merger--Merger Consideration."
(3)      Based on historical dividends of St. Francis and Reliance.
(4) Pro forma diluted net income per share has been computed assuming 5,240,000 and 5,334,000 diluted shares of St. Francis Common Stock outstanding for the periods ended June 30, 1998 and September 30, 1997, respectively. Included in each of these share amounts are 479,000 shares assumed to have been issued by St. Francis in connection with the acquisition of Reliance. See "Proposal to Approve the Merger -- Merger Consideration."
(5) Net income per share assumes goodwill amortization. Goodwill approximates $3.2 million and will be amortized over 25 years.

                 COMPARATIVE MARKET AND STOCK PRICE INFORMATION


         St. Francis Common Stock is quoted on the NASDAQ National Market System under the symbol "STFR." Reliance Common Stock is quoted on the NASDAQ "Small-Cap" Market under the symbol "RELI." The table below sets forth, for the calendar quarters indicated, (i) the high and low sales prices for St. Francis Common Stock as reported on the NASDAQ National Market System, (ii) the high and low sales prices as reported on the NASDAQ "Small-Cap" Market for Reliance Common Stock, and (iii) the dividends per share declared on St. Francis Common Stock and Reliance Common Stock in each quarter. No assurance can be given as to the market price of St. Francis Common Stock or Reliance Common Stock at, or in the case of St. Francis Common Stock, after, the Effective Time.



                                                        ST. FRANCIS                                    RELIANCE
                                               -------------------------------          ------------------------------
                                                 SALES PRICE             CASH             SALES PRICE             CASH
                                               ---------------         DIVIDENDS        ---------------         DIVIDENDS
                                               HIGH        LOW           PAID           HIGH        LOW           PAID
                                               -----      -----          -----          -----      -----          -----
1995

Quarter Ended March 31.................      $ 18.50     $13.75             --            --          --             --
Quarter Ended June 30..................        20.25      17.75             --            --          --             --
Quarter Ended September 30.............        22.75      20.00             --            --          --             --
Quarter Ended December 31..............        25.50      22.25        $  0.10            --          --             --

1996

Quarter Ended March 31.................        28.00      22.25           0.10            --          --             --
Quarter Ended June 30..................        28.00      24.00           0.10       $   8.75     $ 7.50             --
Quarter Ended September 30.............        26.25      24.75           0.10           8.75       7.63             --
Quarter Ended December 31..............        27.00      25.00           0.12          10.25       6.13         $ 3.00

1997

Quarter Ended March 31.................        32.25      26.00           0.12           7.75       6.38             --
Quarter Ended June 30..................        38.75      29.00           0.12           8.50       7.00             --
Quarter Ended September 30.............        38.00      33.88           0.12           9.00       7.75             --
Quarter Ended December 31..............        53.25      36.50           0.14           9.75       8.25             --

1998

Quarter Ended March 31.................        51.00      41.25           0.14          10.13       8.75             --
Quarter Ended June 30..................        45.50      34.38           0.14           9.31       8.06             --
Quarter Ended September 30, 1998
  (through _______)....................                                                                              --
                                               -----      -----          -----          -----      -----          -----

         On June 29, 1998, the last trading day before the public announcement of the Merger Agreement, the reported closing sale prices of St. Francis Common Stock and Reliance Common Stock were $37.50 and $8.50, respectively. On December __, 1998, the most recent date for which it was practicable to obtain market price data prior to the printing of this Proxy Statement/Prospectus, the closing sale prices per share of St. Francis Common Stock and Reliance Common Stock were $_____ and $_____, respectively. The Per Share Stock Distribution will be determined based on a formula set forth in the Merger Agreement that takes into consideration the average of the last sale price of the day of one share of St. Francis Common Stock as reported in the Wall Street Journal for the ten consecutive trading days ending on the fifth business day prior to the Effective Time of the Merger (the "Valuation Period"). If the Effective Time had been December __, 1998, the St. Francis Average Stock Price would have been $______, based on a Valuation Period of _________ to __________, 1998, resulting in a Per Share Stock Distribution of _______ and a Per Share Cash Distribution of $_________.

         The following table sets forth (i) the closing price per share of St. Francis Common Stock and the closing price per share of Reliance Common Stock on each of (a) June 29, 1998, the last full trading day before the public announcement of the signing of the Merger Agreement, and (b) December __, 1998, the most recent date for which it was practicable to obtain market price data prior to the printing of this Proxy Statement/Prospectus, (ii) the St. Francis Average Stock Price determined as if the last day of the Valuation Period were such date, and (iii) the pro forma equivalent price per share of Reliance Common Stock determined as if the Effective Time were five business days after such date. The pro forma equivalent price per share of Reliance Common Stock at each specified date represents the closing price of a share of St. Francis Common Stock at such date multiplied by a fraction equal to the Per Share Stock Distribution that would have existed if the Effective Time had been five business days after such date.



                                ST. FRANCIS         RELIANCE              ST. FRANCIS
                                  COMMON             COMMON              AVERAGE STOCK            PRO FORMA EQUIVALENT
                                   STOCK              STOCK                PRICE FOR               PRICE PER SHARE OF
                               CLOSING PRICE      CLOSING PRICE        PERIOD THEN ENDED          RELIANCE COMMON STOCK
                               -------------      -------------        -----------------          ---------------------

June 29, 1998.................    $37.50             $ 8.50                  __.___                       __.__

_______, 1998.................    $__.__             $__.__                  __.___                       __.__




         No assurance can be given as to what the St. Francis Average Stock Price will be during the actual Valuation Period or as to what the market price of the shares of St. Francis Common Stock will be at the time the Merger is consummated. Because the market price of the shares of St. Francis Common Stock is subject to fluctuation, the Per Share Stock Distribution and the Per Share Cash Distribution may change before the Merger. See "Proposal to Approve the Merger--Merger Consideration" and "Proposal to Approve the Merger--Price-Based Termination." Reliance shareholders are encouraged to obtain current market quotations for St. Francis Common Stock and Reliance Common Stock. No assurance can be given as to the market price of St. Francis Common Stock or Reliance Common Stock at, or in the case of St. Francis Common Stock, after, the Effective Time.

                    SELECTED HISTORICAL FINANCIAL INFORMATION


         The following tables set forth, for the periods indicated, certain selected historical financial information for St. Francis and Reliance. This information should be read in conjunction with the consolidated financial statements of St. Francis and Reliance, and the related notes thereto, included herein or in documents incorporated herein by reference. See "Incorporation of Certain Information by Reference."


         The historical balance sheet and income statement information included in the selected financial information for St. Francis for the five years ended September 30, 1997, and for Reliance for the five years ended June 30, 1998, are derived from audited financial statements as of, and for, such years. The historical balance sheet and income statement information for St. Francis for the nine months ended June 30, 1998 and 1997, is derived from unaudited financial statements as of, and for, such period. These unaudited financial statements include all adjustments which are, in the opinion of St. Francis management, necessary for a fair statement of the results of these periods and are of a normal recurring nature.

                         ST. FRANCIS CAPITAL CORPORATION
             SELECTED CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                           NINE MONTHS ENDED
                                                                JUNE 30,
                                                      ---------------------------
                                                          1998            1997
                                                      -----------     -----------
                                                              (Unaudited)
INCOME STATEMENT DATA:
    Interest and dividend income .................    $    86,709     $    78,829
    Interest expense .............................         55,907          50,254
                                                      -----------     -----------
       Net interest income .......................         30,802          28,575
    Provision for loan losses ....................          2,000             501
                                                      -----------     -----------
       Net interest income after provision
          for loan losses ........................         28,802          28,074
    Other operating income (expense), net:
       Loan servicing and loan related fees ......          1,564           1,421
       Impairment loss on mortgage
          backed securities ......................           --            (2,050)
       Gain (loss) on debt and equity and
          mortgage-backed and related
          securities available for sale, net .....          1,108           1,038
       Gain on sales of mortgage
          loans held for sale, net ...............          3,238             834
       Other Operating Income ....................          8,361           5,203
                                                      -----------     -----------
    Total other operating income, net ............         14,271           6,446
                                                      -----------     -----------
    General and administrative expenses(1) .......         31,076          24,589
                                                      -----------     -----------
    Income before income tax expense .............         11,997           9,931
    Income tax expense ...........................          1,062           1,322
                                                      -----------     -----------
    Net Income ...................................    $    10,935     $     8,609
                                                      ===========     ===========
PER SHARE DATA:
    Net income (basic) ...........................    $      2.22     $      1.71
    Net income (diluted) .........................           2.09            1.61
    Dividends paid ...............................           0.42            0.36
Book value at end of period ......................          25.78           24.07
BALANCE SHEET DATA:
    Total assets .................................    $ 1,754,803     $     1,644
    Cash and cash equivalents ....................         50,515          45,005
    Loans receivable, net ........................        809,436         697,269
    Mortgage loans held for sale .................         19,923          17,080
    Debt and equity securities held to maturity ..          1,821           4,663
    Debt and equity securities available
       for sale ..................................         87,475          71,835
    Mortgage-backed and related
       securities held to maturity ...............         65,274          67,341
    Mortgage-backed and related
       securities available for sale .............        569,156         617,925
    Deposits .....................................      1,129,445       1,054,604
    Advances from the FHLB and
       other borrowings ..........................        477,120         448,311
    Shareholders' Equity .........................        130,966         129,682
SELECTED RATIOS:
    Return on average assets .....................           0.88%           0.78%
    Return on average equity .....................          11.07            8.05
    Average equity to average assets .............           7.94            8.58
    Net interest rate spread .....................           2.48            2.47
    Net interest margin ..........................           2.70            2.77
    General and administrative
       expenses to average assets ................           2.50            2.23
    Allowance for loan losses to
       non-performing assets .....................         233.11          219.45



                                                                           AT OR FOR THE YEAR ENDED SEPTEMBER 30,
                                                     -----------------------------------------------------------------------------
                                                         1997             1996            1995            1994             1993
                                                     -----------      -----------     -----------     -----------      -----------

INCOME STATEMENT DATA:
    Interest and dividend income .................   $   108,146      $    92,097     $    83,787     $    60,133      $    49,784
    Interest expense .............................        69,363           56,413          50,223          31,633           27,629
                                                     -----------      -----------     -----------     -----------      -----------
       Net interest income .......................        38,783           35,684          33,564          28,500           22,155
    Provision for loan losses ....................         1,280            1,300             240             240               95
                                                     -----------      -----------     -----------     -----------      -----------
       Net interest income after provision
          for loan losses ........................        37,503           34,384          33,324          28,260           22,060
    Other operating income (expense), net:
       Loan servicing and loan related fees ......         1,813            1,258           1,276           1,116            1,110
       Impairment loss on mortgage
          backed securities ......................        (3,400)            --              --              --               --
       Gain (loss) on debt and equity and
          mortgage-backed and related
          securities available for sale, net .....         1,289            3,311           2,576            (101)           2,351
       Gain on sales of mortgage
          loans held for sale, net ...............         1,562            1,057             261             137              649
       Other Operating Income ....................         7,398            4,988           4,218           2,342            1,829
                                                     -----------      -----------     -----------     -----------      -----------
    Total other operating income, net ............         8,662           10,614           8,331           3,494            5,939
                                                     -----------      -----------     -----------     -----------      -----------
    General and administrative expenses(1) .......        32,903           31,622          22,679          19,381           16,205
                                                     -----------      -----------     -----------     -----------      -----------
    Income before income tax expense .............        13,262           13,376          18,976          12,373           11,794
    Income tax expense ...........................         1,544            2,911           6,277           4,336            4,625
                                                     -----------      -----------     -----------     -----------      -----------
    Net Income ...................................   $    11,718      $    10,465     $    12,699     $     8,037      $     7,169
                                                     ===========      ===========     ===========     ===========      ===========
PER SHARE DATA:
    Net income (basic) ...........................   $      2.33      $      1.91     $      2.18     $      1.20      $      0.32
    Net income (fully-diluted) ...................          2.20             1.82            2.10            1.16             0.31
    Dividends paid ...............................          0.48             0.40             n/a             n/a              n/a
Book value at end of period ......................         24.54            28.12           22.66           18.40            17.50
BALANCE SHEET DATA:
    Total assets .................................   $ 1,660,649      $ 1,404,116     $ 1,189,215     $ 1,026,806      $   812,473
    Cash and cash equivalents ....................        42,858           22,459          20,780          15,951           11,753
    Loans receivable, net ........................       712,875          610,699         513,308         427,753          324,387
    Mortgage loans held for sale .................        24,630           20,582           1,138           2,978           10,043
    Debt and equity securities held to maturity ..         3,833            6,215          49,928          23,804           28,813
    Debt and equity securities available
       for sale ..................................        56,247           60,001           4,142           2,374              915
    Mortgage-backed and related
       securities held to maturity ...............        66,849           68,392         157,495         159,178          370,562
    Mortgage-backed and related
       securities available for sale .............       620,716          519,766         360,077         336,772           32,655
    Deposits .....................................     1,087,136          877,684         688,348         569,892          552,004
    Advances from the FHLB and
       other borrowings ..........................       420,228          375,034         345,681         317,317          122,180
    Shareholders' Equity .........................       128,530          125,179         135,228         122,701          124,452
SELECTED RATIOS(unaudited):
    Return on average assets .....................          0.77%            0.82%           1.10%           0.87%            1.00%
    Return on average equity .....................          9.17             7.81           10.02            6.44             8.99
    Average equity to average assets .............          8.37            10.48           10.95           13.52            11.14
    Net interest rate spread .....................          2.45             2.56            2.56            2.61             2.63
    Net interest margin ..........................          2.73             2.97            3.04            3.17             3.20
    General and administrative
       expenses to average assets ................          2.16             2.47            1.96            2.10             2.26
    Allowance for loan losses to
       non-performing assets .....................        181.82           131.41           65.06           44.89           134.91


----------

(1) General and administrative expenses for the year ended September 30, 1996 included a one-time special SAIF assessment of $4.2 million.

                            RELIANCE BANCSHARES, INC.
            SELECTED CONSOLIDATED HISTORICAL FINANCIAL INFORMATION(1)
                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             AT OR FOR THE YEAR ENDED JUNE 30,
                                                      ------------------------------------------------
                                                        1998         1997         1996          1995
                                                      --------     --------     --------      --------
INCOME STATEMENT DATA:
    Interest and income ..........................    $  3,360     $  3,472     $  2,724      $  2,453
    Interest expense .............................       1,189        1,072        1,153         1,083
                                                      --------     --------     --------      --------
       Net interest income .......................       2,171        2,400        1,571         1,370
    Provision for loan losses ....................          22           22           22            22
                                                      --------     --------     --------      --------
       Net interest income after provision
          for loan losses ........................       2,149        2.378        1,549         1,348
                                                      --------     --------     --------      --------
    Gain (loss) on sale of investments ...........          28            2           (3)          (11)
    Other income .................................          13           23            9            10
       Loan fees and service charges .............          10           11           11             9
                                                      --------     --------     --------      --------
       Total non-interest income .................          51           36           17             8
                                                      --------     --------     --------      --------
    Operating income .............................       2,198        2,414        1,566         1,356
    Total non-interest expense ...................       1,262        1,431          721           680
                                                      --------     --------     --------      --------
    Income before income taxes ...................         938          983          845           676
                                                      --------     --------     --------      --------
    Income tax expense ...........................         366          367          331           271
                                                      --------     --------     --------      --------
       Net income ................................    $    572     $    616     $    514      $    405
                                                      ========     ========     ========      ========
PER SHARE DATA:
    Net income (basic)............................    $   0.24     $   0.25     $   0.21           N/A
    Net income (diluted) .........................        0.24         0.25         0.21           N/A
    Dividends paid ...............................        --           3.00         --             N/A
    Book value at end of period ..................        9.34         8.99        11.45           N/A
BALANCE SHEET DATA:
    Total assets .................................    $ 42,289     $ 47,009     $ 47,752      $ 32,260
    Investments:
       Certificates of deposit-at cost ...........         493          294          294           479
       Investment securities available for
          sale, at fair value ....................      10,493       11,481        7,882         6,193
       Investment securities held to maturity ....        --          3,189       11,178         2,196
    Mortgage-backed and related securities .......         456          685          800         1,020
    Federal Home Loan Bank stock-at cost .........         200          200          157           152
    Loans receivable, net ........................      25,798       27,601       22,931        21,034
    Accrued interest receivable ..................          87          182          173            95
    Office properties and equipment ..............          75           86           84           107
    Deposit accounts .............................      17,330       17,596       18,200        22,312
    Borrowed Funds ...............................       2,000        6,008         --            --
    Shareholders' equity .........................      22,372       22,966       29,348         9,616
SELECTED RATIOS (unaudited):
    Return on average assets .....................        1.24%        1.32%        1.40%         1.23%
    Return on average equity .....................        2.43         2.44         3.45          4.32

    Average equity to average assets .............       50.88        54.08        40.71         28.49
    Average interest rate spread .................        2.23         2.55         2.25          2.96
    Average net interest margin ..................        4.91         5.29         4.42          4.24
    Allowance for loan losses to total loans
       held for investment at end of period ......        0.55         0.49         0.47          0.47
    Non-interest expense to average assets .......        2.73         3.07         1.97          2.06

----------
(1) Certain terminology used in the presentation of Reliance's historical data has been changed to conform with terminology used in St. Francis' presentation. Reliance Savings Bank consummated its conversion from mutual to stock form on April 18, 1996; on that date, Reliance issued shares of common stock to complete the conversion. Therefore, selected consolidated historical financial information prior to fiscal 1995 is not applicable.

                                  INTRODUCTION

     GENERAL

         This Proxy Statement/Prospectus is being furnished to the holders of common stock, par value $1.00 per share ("Reliance Common Stock"), of Reliance Bancshares, Inc., a Wisconsin corporation ("Reliance"), in connection with the solicitation of proxies by the Board of Directors of Reliance (the "Reliance Board"), for use at the Special Meeting of Shareholders of Reliance to be held on January 11, 1999, at [_____] [a.m./p.m.], Milwaukee, Wisconsin time, at the Clarion Hotel & Conference Center, 5311 South Howell Avenue, Milwaukee, Wisconsin, or at any adjournments or postponements thereof (the "Special Meeting"). This Proxy Statement/Prospectus also constitutes the Prospectus of St. Francis filed as part of its Registration Statement on Form S-4 ("Registration Statement") with respect to up to 740,022 shares of St. Francis Common Stock (and associated Purchase Rights) to be issued upon consummation of the Merger pursuant to the Merger Agreement.

At the Special Meeting, holders of record of Reliance Common Stock as of the close of business on December __, 1998 (the "Voting Record Date") will consider and vote upon a proposal to approve the Agreement and Plan of Reorganization, dated as of June 30, 1998 (the "Merger Agreement"), and related Agreement and Plan of Merger, dated as of September 22, 1998 (the "Plan of Merger"), by and between Reliance and St. Francis Capital Corporation, a Wisconsin corporation ("St. Francis"), pursuant to which Reliance will be merged with and into St. Francis (the "Merger"). Pursuant to the Merger Agreement and the Plan of Merger, shareholders of Reliance may elect, subject to certain election and allocation procedures, to exchange their shares of Reliance Common Stock for either cash in an amount ranging from $10.00 per Reliance share up to an amount equal to .2295 multiplied by the average market price of St. Francis' Common Stock over a ten-day pricing period ending shortly before the Effective Time (the "St. Francis Average Stock Price") (the exact per share cash amount to be dependant upon the St. Francis Average Stock Price), between .2295 and .3085 fractional shares of St. Francis common stock (the exact fractional share amount to be dependant upon the St. Francis Average Stock Price), or an overall combination thereof, for each Reliance common share. The aggregate consideration to be paid to shareholders of Reliance will be at least equal to 60% in St. Francis Common Stock and not more than 40% in cash. The Reliance Board has unanimously approved the terms of the Merger Agreement and the Plan of Merger and recommends that shareholders of Reliance vote FOR the proposal to approve and adopt the Merger Agreement and the Plan of Merger.

     PARTIES TO THE MERGER

         St. Francis, a Wisconsin corporation, was incorporated on December 18, 1992 for the purpose of becoming the holding company for St. Francis Bank, F.S.B. ("St. Francis Bank") upon St. Francis Bank's conversion from a federally-chartered mutual savings bank to a federally-chartered stock savings bank. This transaction was completed in June 1993. In November 1994, St. Francis consummated the acquisition of the stock of Valley Bank East Central in Kewaskum, Wisconsin as well as the acquisition of the deposits and certain assets of the Hartford, Wisconsin branch of Valley Bank Milwaukee. The acquired bank offices were combined as a commercial bank named Bank Wisconsin. In February 1997, St. Francis completed the acquisition of Kilbourn State Bank in Milwaukee, Wisconsin, which subsequently was merged into Bank Wisconsin. In September 1997, Bank Wisconsin was merged into St. Francis Bank, with St. Francis Bank being the surviving entity. At June 30, 1998, St. Francis had total assets of $1.8 billion, total deposits of $1.1 billion and shareholders' equity of $131.0 million. St. Francis has not engaged in any significant activity other than holding the stock of St. Francis Bank. St. Francis Bank is regulated by the Office of Thrift Supervision ("OTS") and its deposits are insured up to applicable limits under the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC"). St. Francis Bank's principal business consists of attracting retail deposits from the general public and investing those deposits, together with funds generated from other operations, primarily to originate mortgage, consumer and other loans within its primary market area and to invest in mortgage-backed and related securities, and to a lesser extent, debt and equity securities. Primary areas of lending include single-family and multi-family residential mortgages, home equity lines of credit, second mortgages, commercial real estate and commercial loans. At June 30, 1998, St. Francis operated 25 banking offices in Wisconsin. The principal executive offices of St. Francis are located at 13400 Bishops Lane, Suite 350, Brookfield, Wisconsin 53005-6203, and its telephone number is (414) 486-8700.

         Reliance, a Wisconsin corporation incorporated on November 10, 1995, is the holding company for Reliance Savings Bank, a Wisconsin state-chartered stock savings bank ("Reliance Savings Bank"), which consummated its conversion from mutual to stock form in April 1996. At June 30, 1998, Reliance had total assets of $42.3 million, total deposits of $17.3 million and shareholders' equity of $22.4 million. Reliance Savings Bank is regulated by the FDIC and the Wisconsin Department of Financial Institutions ("WDFI"), and its deposits are insured up to applicable limits by the SAIF of the FDIC. Reliance's principal business consists of attracting funds in the form of deposits and investing such funds in investment securities (including United States government and other agency obligations and mutual funds), mortgage-backed and related securities and loans secured by real estate. The primary lending activity of Reliance Savings Bank is on one- to-four-family owner-occupied homes. While Reliance Savings Bank has in recent years had funds to lend, management of Reliance Savings Bank believes there has been a diminishing demand for one- to four-family mortgage loans in its local market area (generally defined as an area within a three- mile radius of its office). Since fiscal 1997, Reliance Savings Bank has been, and intends to continue to emphasize one- to four-family mortgage lending in its local market area, but also has been originating and intends to continue to originate one- to four-family, residential construction, commercial real estate, commercial construction and land development and multi-family loans both within and outside its local market area in suburbs surrounding the City of Milwaukee, which encompasses the Wisconsin counties of Milwaukee, Waukesha, Ozaukee and Washington, in order to generate adequate earnings, adequately leverage its capital and make effective use of its liquid assets. Reliance Savings Bank invests a significant portion of its assets in investment securities and mortgage-backed securities, including U.S. Government and federal agency securities, short-term liquid assets and other marketable securities. At June 30, 1998, Reliance and Reliance Savings Bank operated one banking office in Wisconsin. The principal executive offices of Reliance are located at 3140 South 27th Street, Milwaukee, Wisconsin 53215, and its telephone number is (414) 671-2222.


                                  RISK FACTORS

         IN ADDITION TO OTHER INFORMATION CONTAINED IN AND INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, RELIANCE SHAREHOLDERS SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED BELOW IN DETERMINING WHETHER TO APPROVE THE MERGER AGREEMENT AND THE PLAN OF MERGER AND THE TRANSACTIONS CONTEMPLATED THEREBY.

UNCERTAIN LEGISLATIVE AND REGULATORY ENVIRONMENT

         The banking and financial services businesses in which St. Francis and Reliance engage are highly regulated. The laws and regulations affecting such businesses may be changed dramatically in the near future. On May 13, 1998, the U.S. House of Representatives (the "House") passed a sweeping financial modernization bill, H.R. 10, "The Financial Services Act of 1998," by a vote of 214 to 213. The bill was first proposed by the Clinton Administration on May 21, 1997. The final House version differs in many significant respects from the Administration's proposed bill. The House bill has been sent to the U.S. Senate for its consideration. The Senate Banking Committee reported its version of H.R. 10 on September 3, 1998. If passed by the full Senate, the bill would not become law unless it is signed by the President. Given the limited number of legislative days left in the 105th Congress, many observers believe there is an inadequate amount of time for the Senate to act on the legislation in the 1998 legislative year. Accordingly, whether the bill will pass in the near future remains uncertain, and the ultimate form the legislation might take if enacted cannot be predicted at this time.

         The bill among other things, addresses the ongoing debate concerning mixing banking and commerce. Under the proposal, banks could affiliate with insurance and securities companies in a holding company structure, subject to functional regulation. Much of the debate concerning the legislation has centered on whether non-banking activities can be conducted through subsidiaries of the bank, rather than only through holding companies. In this regard, H.R. 10 requires banks to move non-banking activities to holding companies regulated by the Board of Governors of the Federal Reserve System, thereby removing them from under the bank. Securities activities would be regulated by the SEC, and state regulators would oversee insurance activities. The proposal provides for further study of the issues relating to merging the SAIF and BIF. If adopted, the legislation would represent the most significant overhaul of financial services laws since the 1930s when the Glass-Steagall Act of 1933 was enacted.

         With respect to the thrift industry, H.R. 10, as passed by the House and the Senate Banking Committee, does not contain provisions eliminating the federal thrift charter and requiring all federal thrifts to convert to national banks within two years. The Senate Banking Committee version of the bill allows unitary thrift holding companies to continue operating and allows the formation of new unitaries, but prohibits unitary thrift holding companies applied for after September 3, 1998 from engaging in commercial activities or affiliations. Prior versions of the bill would have eliminated the federal thrift charter, while allowing existing unitary thrift holding companies to retain their status and affiliations with non-financial enterprises and to engage in all currently permissible activities. Neither St. Francis nor Reliance can predict what changes will occur or the effect that any such changes would have on the ability of the combined entity to compete effectively or to take advantage of new opportunities after the Merger.

EFFECT OF INTEREST RATES

         The operations of St. Francis are, like those of financial institutions in general, significantly influenced by general economic conditions and the related monetary and fiscal policies of the federal government. Deposit flows and costs of funds are influenced by interest rates of competing investments and general market rates of interest. Lending activities are affected by the demand for commercial loans, mortgage financing and for consumer and other types of loans, which in turn are affected by the interest rates at which financing may be offered and by other factors affecting the availability of funds. St. Francis' profitability, like that of most financial institutions, is dependent to a large extent upon its net interest income, which is the difference between its interest income on interest-earning assets, such as loans and investments, and its interest expense on interest-bearing liabilities, such as deposits and borrowings. As a financial institution, St. Francis' vulnerability to changes in interest rates depends upon the effective maturing and repricing characteristics of its interest-earning assets and interest-bearing liabilities and the direction of market interest rate movements. Further information concerning the effect of interest rates on the business and financial condition of St. Francis is provided in St. Francis' periodic reports filed with the SEC under the Exchange Act which are incorporated by reference herein. See "Incorporation of Certain Documents by Reference."

COMPETITION

         The markets in which St. Francis and Reliance operate are highly competitive. Competition in such markets is likely to increase in light of the changing legislative and regulatory environment in which St. Francis and Reliance operate. In addition, consolidation and mergers in the banking industry are expected to continue, resulting in stronger and more effective competitors. Neither St. Francis nor Reliance can predict the degree to which competition in the industry will increase in the future or the effect any such increased competition will have on the combined entity.

RAPID TECHNOLOGICAL CHANGES

         Evolving technology will play a major role in the processing and delivery of financial services. The effective use of new technology will enable banking and financial service businesses to improve information concerning their customers and markets. It also will enable them to reduce overhead expenses while improving the quality of service to customers. Communications technology will substantially improve the ability of financial institutions to exchange information with their customers and employees. Banks and financial institutions that are unwilling or unable to access this evolving new technology could experience lower earnings and a loss of competitiveness.

UNCERTAIN ECONOMIC ENVIRONMENT

         Until recently, banks and financial service companies in the Midwest have experienced a relatively long period of price stability and a growing economy. Price stability enables banks to better protect themselves against interest rate risks. A strong economy enhances the opportunity of the commercial sector of the economy to improve earnings and performance. It also provides an environment for financial institutions to experience positive and profitable growth. Any changes in the global economy may affect the regional or national economic market, which, in turn, presents risks for all banks and financial service companies.

SHARE PRICE FLUCTUATION

         The share price of St. Francis Common Stock on the NASDAQ National Market System is by nature subject to the general price fluctuations in the market for publicly-traded equity securities. Such fluctuations are not necessarily related to a change in the financial performance or condition of St. Francis.

YEAR 2000

         Advances and changes in available technology can significantly impact the business and operations of all financial institutions, including St. Francis and Reliance. St. Francis is in the process of conducting a review of its computer systems and its third-party systems to identify those that could be affected by the "Year 2000" issue and is developing an implementation plan to resolve the issue. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Any of St. Francis' programs or programs of third-party providers that have time-sensitive software may recognize a date using "00" as the year

1900 rather than the year 2000. If not considered, Year 2000 issues could result in major system failure or miscalculations and material costs to St. Francis. St. Francis presently believes that, with modifications to existing software and converting to new software, the Year 2000 problem will not pose significant operational problems for St. Francis' computer systems as so modified and converted. However, if such modifications and conversions are not completed timely, the Year 2000 problem may have a material impact on St. Francis. St. Francis expects to incur costs associated with Year 2000 issues of approximately $200,000 to $500,000 on an annual basis in each of its fiscal years ending September 30, 1998, 1999 and 2000.

         Reliance has developed a Year 2000 Compliance Plan and has conducted a review of its computer systems and its third-party systems, and has identified those that could be affected by the Year 2000 issue. Reliance believes that, with modifications to existing software used by Reliance and by its third-party providers, the Year 2000 problem will not pose significant operational issues for Reliance. Reliance does not anticipate costs to remedy the Year 2000 problem will have a material impact on the financial condition of Reliance.

         St. Francis has evaluated, on a preliminary basis, the Year 2000 issue as it impacts St. Francis' and Reliance's operations on a pro forma basis assuming the Merger is consummated. Based on such evaluation, St. Francis does not believe that the costs of ensuring that Reliance's operations, as integrated with St. Francis' operations following completion of the Merger, will be material. However, there can be no assurance that all necessary modifications will be identified or corrected or that unforeseen difficulties or costs will not arise. In addition, there can be no assurance that the systems of third-party providers on which both St. Francis and Reliance rely will be modified on a timely basis, or that the failure by another company to properly modify its systems will not negatively impact the systems or operations of St. Francis and Reliance following completion of the Merger.


                               THE SPECIAL MEETING

PLACE, TIME AND DATE

         The Special Meeting of Shareholders of Reliance will be held on January __, 1999, at______ [a.m./p.m.], Milwaukee, Wisconsin time, at the Clarion Hotel & Conference Center, 5311 South Howell Avenue, Milwaukee, Wisconsin. This Proxy Statement/Prospectus is being sent to holders of shares of Reliance Common Stock and is accompanied by an appointment form of proxy ("Proxy") which is being solicited by the Reliance Board for use at the Special Meeting or any adjournments or postponements thereof.

PURPOSE

         The purpose of the Special Meeting is: (i) to consider and vote upon the approval and adoption of the Merger Agreement and Plan of Merger described herein, providing for, among other things, the merger of Reliance with and into St. Francis, with St. Francis surviving the Merger, and the conversion of Reliance Common Stock into shares of St. Francis Common Stock or cash, or a combination thereof; (ii) to adjourn the Special Meeting to solicit additional votes in favor of the Merger Agreement and Plan of Merger in the event the required vote for approval and adoption of the Merger Agreement and Plan of Merger has not been obtained by the date of the Special Meeting; and (iii) to consider and act upon such other matters as may properly come before the Special Meeting or any adjournments or postponements thereof.

RECORD DATE; SHARES ENTITLED TO VOTE

         The Reliance Board has fixed the close of business on December __,1998 (the "Voting Record Date") as the record date for the determination of Reliance shareholders entitled to notice of and to vote at the Special Meeting. Only those holders of Reliance Common Stock of record on the Voting Record Date will be entitled to notice of and to vote in person or by properly executed proxy at the Special Meeting or any adjournments or postponements thereof. Each share of Reliance Common Stock will be entitled to one vote on each matter presented for action at the Special Meeting. As of the Voting Record Date, _______ shares of Reliance Common Stock were issued and outstanding, and Reliance had no other class of securities issued and outstanding.

         RELIANCE SHAREHOLDERS SHOULD NOT SEND STOCK CERTIFICATES FOR RELIANCE COMMON STOCK WITH THEIR PROXY CARDS. AS DESCRIBED UNDER "PROPOSAL TO APPROVE THE MERGER--ELECTION AND ALLOCATION PROCEDURES," EACH RELIANCE SHAREHOLDER WILL BE PROVIDED WITH AN ELECTION FORM FOR EXCHANGING SHARES OF RELIANCE COMMON STOCK, AND SHOULD FOLLOW THE INSTRUCTIONS SET FORTH THEREIN.

VOTES REQUIRED

         A majority of the shares of Reliance Common Stock entitled to vote, represented in person or by proxy, will constitute a quorum for the transaction of business at the Special Meeting. Abstentions and broker non-votes (referring to where a broker or nominee physically indicates on the proxy that it does not have discretionary authority as to certain shares of Reliance Common Stock to vote on a particular matter) will be considered present for purposes of determining whether a quorum exists. The following votes are required for various actions to be taken at the Special Meeting:

         o The affirmative vote of the holders of a majority of the issued and outstanding shares of Reliance Common Stock entitled to vote on the Merger Agreement and the Plan of Merger at the Special Meeting is required for approval and adoption of the Merger Agreement and the Plan of Merger. Abstentions and broker non-votes will have the same effect as votes cast against approval of the Merger Agreement.

         o The affirmative vote of a majority of the total votes cast in person or by proxy is necessary to approve the proposal to adjourn the Special Meeting, if necessary, to solicit additional votes in favor of the Merger proposal. Any shares not voted will have no effect on the proposal to adjourn the Special Meeting provided that a quorum is present at the Special Meeting.

         THE REQUIRED VOTE OF RELIANCE SHAREHOLDERS ON THE MERGER AGREEMENT AND PLAN OF MERGER IS BASED UPON THE NUMBER OF OUTSTANDING SHARES OF RELIANCE COMMON STOCK, AND NOT THE NUMBER OF THOSE SHARES WHICH ARE ACTUALLY VOTED. ACCORDINGLY, THE FAILURE TO SUBMIT A PROXY CARD OR TO VOTE IN PERSON AT THE SPECIAL MEETING, OR THE ABSTENTION FROM VOTING BY A RELIANCE SHAREHOLDER, WILL HAVE THE SAME EFFECT AS A "NO" VOTE WITH RESPECT TO THE MERGER AGREEMENT AND PLAN OF MERGER. BROKER NON-VOTES WILL NOT BE COUNTED AS HAVING BEEN VOTED IN PERSON OR BY PROXY AT THE SPECIAL MEETING AND WILL HAVE THE SAME EFFECT AS A "NO" VOTE WITH RESPECT TO THE MERGER AGREEMENT AND PLAN OF MERGER.

DISSENTERS' RIGHTS

         Holders of shares of Reliance Common Stock have no appraisal or dissenters' rights in connection with the Merger. See "Proposal to Approve the Merger--No Appraisal or Dissenters' Rights."

PROXIES

         Holders of shares of Reliance Common Stock may vote either in person or by properly executed Proxy. Shares of Reliance Common Stock represented by a properly executed Proxy received prior to or at the Special Meeting or any postponements or adjournments thereof will, unless such Proxy is revoked, be voted in accordance with the instructions indicated on such Proxy. If no instructions are indicated on a properly executed Proxy, the shares covered thereby will be voted FOR the proposal to approve the Merger Agreement and Plan of Merger, and FOR the proposal to adjourn the Special Meeting, if necessary, to solicit additional votes in favor of the Merger. If any other matters are properly presented at the Special Meeting for consideration, the persons named in the Proxy and acting thereunder will have discretion to vote on such matters in accordance with their best judgment; provided, however, that no Proxy which is voted against the proposal to approve the Merger Agreement and Plan of Merger will be voted in favor of any adjournment. As of the date hereof, Reliance knows of no such other matters.

         Any Proxy given pursuant to this solicitation or otherwise may be revoked by the person giving it at any time before it is voted by (i) filing with the Secretary of Reliance written notice thereof (Carol A. Barnharst, Secretary, Reliance Bancshares, Inc., 3140 South 27th Street, Milwaukee, Wisconsin 53215); (ii) submitting a duly- executed Proxy bearing a later date; or (iii) appearing at the Special Meeting and giving the Secretary notice of his or her intention to vote in person. If you are a shareholder whose shares are not registered in your own name, you will need additional documentation from your record holder to vote personally at the Special Meeting.

         If a quorum is not obtained, or if fewer shares of Reliance Common Stock are voted in favor of approval of the Merger Agreement and Plan of Merger than the number required for approval, it is expected that the Special Meeting will be postponed or adjourned for the purpose of allowing additional time for obtaining additional Proxies or votes, and at any subsequent reconvening of the Special Meeting, all Proxies will be voted in the same manner as such Proxies would have been voted at the original convening of the Special Meeting (except for any Proxies which have theretofore effectively been revoked or withdrawn).

         The cost of solicitation of Proxies on behalf of the Reliance Board will be borne by Reliance. The expense of printing this Proxy Statement/Prospectus, the cost of filing the Registration Statement on Form S-4 with the SEC registering the shares of St. Francis Common Stock to be issued in connection with the Merger (excluding the legal fees of the parties to the Merger incurred in connection therewith), and the cost of listing such shares of St. Francis Common Stock on the NASDAQ National Market System will be shared equally between Reliance and St. Francis. Proxies will be solicited principally by mail, but also may be solicited by personal interview, telephone, facsimile or other means of communication by directors, officers and other employees of Reliance. Such directors, officers and employees will receive no compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation. Reliance also has made arrangements with brokerage firms, banks, nominees and other fiduciaries to forward proxy solicitation materials for shares of Reliance Common Stock held of record by the beneficial owners of such shares. Reliance will reimburse such holders for their reasonable out-of-pocket expenses.

RECOMMENDATION OF RELIANCE'S BOARD OF DIRECTORS REGARDING THE MERGER

         The Reliance Board has unanimously determined that the terms of the Merger Agreement and Plan of Merger are fair to, and in the best interests of, Reliance and the Reliance shareholders, has unanimously approved and adopted the Merger Agreement and the Plan of Merger and the transactions contemplated thereby, and recommends that shareholders of Reliance vote FOR approval and adoption of the Merger Agreement and Plan of Merger and the transactions contemplated thereby. See "Proposal to Approve the Merger--Background of the Merger,"--Reasons for the Merger and Recommendation of the Reliance Board of Directors," and "--Opinion of Reliance Financial Advisor."

SECURITY OWNERSHIP OF MANAGEMENT; VOTING AGREEMENTS

         As an inducement to St. Francis to enter into the Merger Agreement, the directors and executive officers of Reliance entered into voting agreements ("Voting Agreements") with St. Francis to vote the shares of Reliance Common Stock beneficially owned by them in favor of the Merger. As of October 31, 1998, the directors and executive officers of Reliance who signed the Voting Agreements beneficially owned ________ shares of Reliance Common Stock (or approximately _____% of the outstanding shares of Reliance Common Stock), including _________ shares subject to unexercised options held by such persons at that date which were not exercised prior to the Voting Record Date, and thus cannot be voted at the Special Meeting. As October 31, 1998, with the exception of one director of St. Francis who acquired shares of Reliance Common Stock in 1996, the directors and executive officers of St. Francis and their affiliates did not own any shares of Reliance Common Stock.

         Pursuant to the Voting Agreements, the directors and executive officers of Reliance may not sell, assign, transfer or otherwise dispose of, or permit to be sold, assigned, transferred or otherwise disposed of, any shares of Reliance Common Stock owned of record or beneficially by such shareholder, whether such shares of Reliance Common Stock are owned of record or beneficially by such shareholder on the date of the Voting Agreement or are subsequently acquired, whether pursuant to the exercise of stock options or otherwise, except (i) for transfers by will or by operation of law (in which case the Voting Agreement would bind the transferee), (ii) for sales, assignments, transfers or other dispositions necessitated by hardship with the prior written consent of St. Francis, or (iii) as St. Francis may otherwise agree in writing.

OTHER MATTERS

         As of the date of this Proxy Statement/Prospectus, the Reliance Board does not intend to bring any other business before the Special Meeting other than as set forth in the Notice of Special Meeting of Shareholders and, so far as is known to the Reliance Board, no matters are to be brought before the Special Meeting except as specified in the Notice of Special Meeting of Shareholders. As to any other business that may properly come before the meeting, however, the proxy holders intend to vote the proxies in respect thereof in accordance with their best judgment and discretion.

                         PROPOSAL TO APPROVE THE MERGER
                               (PROPOSAL NO. 1)

GENERAL

         The following information, insofar as it relates to matters contained in the Merger Agreement and Plan of Merger between St. Francis and Reliance, is qualified in its entirety by reference to the Merger Agreement and Plan of Merger which are incorporated herein by reference and attached hereto as Exhibits A and B, respectively. RELIANCE SHAREHOLDERS ARE URGED TO READ THE MERGER AGREEMENT AND PLAN OF MERGER IN THEIR ENTIRETY.

         THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE ISSUED AND OUTSTANDING SHARES OF RELIANCE COMMON STOCK ENTITLED TO VOTE ON THE MERGER AGREEMENT AND PLAN OF MERGER IS REQUIRED TO APPROVE THE MERGER AGREEMENT AND PLAN OF MERGER. UNLESS OTHERWISE SPECIFIED, THE SHARES OF RELIANCE COMMON STOCK REPRESENTED BY THE PROXIES SOLICITED HEREBY WILL BE VOTED IN FAVOR OF THE APPROVAL OF THE MERGER AGREEMENT AND PLAN OF MERGER. THE RELIANCE BOARD RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE MERGER AGREEMENT AND PLAN OF MERGER.

THE MERGER AND THE BANK MERGER

         The Merger Agreement provides that St. Francis will acquire Reliance through a merger of Reliance with and into St. Francis with St. Francis being the surviving entity. Upon consummation of the Merger, all shares of Reliance Common Stock will no longer be outstanding and will automatically be cancelled and retired and will cease to exist, and each holder of a certificate representing any shares of Reliance Common Stock will cease to have any rights with respect thereto, except the right to receive cash and/or shares of St. Francis Common Stock to be paid or issued upon the surrender of such certificate, without interest, as described below. St. Francis also plans to merge Reliance Savings Bank with and into St. Francis Bank immediately following the Merger, or as soon as practicable thereafter (the "Bank Merger"), and St. Francis and Reliance have agreed to take all action necessary and appropriate to effectuate the Bank Merger. There can be no assurance that the structure of the Bank Merger will not change from that presently contemplated by St. Francis and Reliance in order to obtain all necessary regulatory approvals.

EFFECT OF THE MERGER

         At the Effective Time, as defined below, Reliance will merge with and into St. Francis. The Reliance Common Stock will be exchanged for shares of St. Francis Common Stock or cash, or a combination of both stock and cash, as described under "--Merger Consideration." Each share of St. Francis Common Stock outstanding immediately prior to the Effective Time will remain outstanding and unchanged as a result of the Merger.

         No fractional shares of St. Francis Common Stock will be issued in connection with the Merger. In lieu of issuing fractional shares, St. Francis will make a cash payment equal to the fractional interest which a Reliance shareholder would otherwise receive multiplied by the St. Francis Average Stock Price.

         The amount and form of the consideration to be received by holders of Reliance Common Stock were arrived at through arm's length negotiations between St. Francis and Reliance. See "--Background of the Merger." For certain information concerning the historical range of sales prices of Reliance Common Stock, see "Summary-- Comparative Market and Stock Price Information." For information regarding certain Purchase Rights attached to each share of St. Francis Common Stock, including, when issued, to each of the shares of St. Francis Common Stock to be issued in the Merger, see "Description of St. Francis Capital Stock--Rights Plan."

EFFECTIVE TIME

         The Merger will become effective on the date Articles of Merger are filed with the WDFI in accordance with the WBCL or such later date as the Articles of Merger may specify (the "Effective Time"). The Articles of Merger will be filed upon satisfaction or waiver of all of the conditions to the Merger provided in the Merger Agreement but in no event later than the last business day of the month in which all conditions to the Merger set forth in the Merger Agreement have been satisfied or waived. After regulatory approvals that would permit consummation of the Merger and related transactions have been obtained, the parties expect that the Merger will occur on a date that will facilitate an orderly business combination of Reliance and St. Francis, which date may be after the first possible date on which the Merger could occur under the terms of the Merger Agreement. The parties are unable at this time to predict when or if the Effective Time will occur.

MERGER CONSIDERATION

         The Merger Agreement provides that, subject to the election and allocation procedures provided for therein, each issued and outstanding share of Reliance Common Stock will be converted into the right to receive, at the election of each holder thereof, either:

         (a) A NUMBER OF SHARES OF ST. FRANCIS COMMON STOCK EQUAL TO (i) a fractional share of St. Francis Common Stock determined by dividing $10.00 by the St. Francis Average Stock Price (as defined herein) if the St. Francis Average Stock Price is between $32.41 and $40.00; (ii) .25 shares of St. Francis Common Stock, if the St. Francis Average Stock Price is between $40.01 and $42.00; (iii) a fractional share of St. Francis Common Stock determined by dividing $10.50 by the St. Francis Average Stock Price, if the St. Francis Average Stock Price is between $42.01 and $45.74; and (iv) .2295 shares of St. Francis Common Stock, if the St. Francis Average Stock Price is $45.75 or more (the "Per Share Stock Distribution"); or


         (b) CASH EQUAL TO (i) $10.00, if the St. Francis Average Stock Price is between $32.41 and $40.00; (ii) an amount equal to .25 of the St. Francis Average Stock Price, if the St. Francis Average Stock Price is between $40.01 and $42.00; (iii) $10.50, if the St. Francis Average Stock Price is between $42.01 and $45.74; and (iv) an amount equal to .2295 of the St. Francis Average Stock Price, if the St. Francis Average Stock Price is $45.75 or more (the "Per Share Cash Distribution").

         If the St. Francis Average Stock Price is $32.40 or less, then St. Francis has the option of completing the Merger using a Per Share Cash Distribution of $10.00 and a Per Share Stock Distribution equal to a fractional share of St. Francis Common Stock determined by dividing $10.00 by the St. Francis Average Stock Price, or terminating the Merger Agreement.

         The "St. Francis Average Stock Price" means the average (rounded to the nearest whole cent) of the last sale price of the day of one share of St. Francis Common Stock as reported in the Wall Street Journal for the ten consecutive trading days ending on the fifth business day preceding the Effective Time (the "Valuation Period").

         The Merger Agreement also provides that the value of the aggregate number of shares of St. Francis Common Stock to be issued in the Merger must be equal to at least 60% of the aggregate value of all of the consideration to be paid in connection with the Merger, and the aggregate amount of consideration paid to Reliance shareholders in cash must not be more than 40% of the aggregate value of all of the consideration to be paid in connection with the Merger.

         Assuming that: (i) there are _______ shares of Reliance Common Stock outstanding, which represents the _______ shares of Reliance Common Stock issued and outstanding as of the Voting Record Date, plus 20,514 shares of Reliance Common Stock that will be issued in connection with the closing of the Merger under the terms of the RRP; (ii) no exercise of options for ____ shares of Reliance Common Stock currently outstanding under Reliance's stock option plan;
(iii) the St. Francis Average Stock Price is $_____; and (iv) the aggregate amount of consideration payable in cash is equal to 40% of the aggregate value of all of the consideration paid in connection with the Merger and the aggregate amount of consideration payable in value of whole shares of St. Francis Common Stock is equal to 60% of the aggregate value of all of the consideration paid in connection with the Merger, St. Francis will issue approximately _______ shares of St. Francis Common Stock and approximately $___ million in cash in the Merger. St. Francis intends to fund the cash portion of the purchase price with an existing line of credit maintained by St.
Francis Bank with a third party financial institution.

         Fractional shares of St. Francis Common Stock will not be issued in the Merger. Reliance shareholders otherwise entitled to a fractional share will be paid the value of such fraction in cash determined as described herein under "Proposal to Approve the Merger--Effect of the Merger."

         On December __, 1998, the most recent date for which it was practicable to obtain market price data prior to the printing of this Proxy
Statement/Prospectus, the closing sales price per share of St. Francis Common Stock was $_____.

         The following table sets forth various assumed St. Francis Average Stock Prices, the resulting conversion ratio, the value of St. Francis Common Stock to be received per share of Reliance Common Stock based on such assumed St. Francis Average Stock Price, and the per share cash consideration to be received based on such assumed St. Francis Average Stock Price.

                                                                   PER SHARE VALUE
             ASSUMED ST. FRANCIS                                   OF ST. FRANCIS                PER SHARE
                   AVERAGE                 CONVERSION               COMMON STOCK            CASH CONSIDERATION
                 STOCK PRICE                  RATIO                 TO BE RECEIVED            TO BE RECEIVED
             -------------------           ----------              ---------------           -----------------
                 30.00                        .3333                  $   10.00                 $   10.00
                 31.00                        .3226                      10.00                     10.00
                 32.00                        .3125                      10.00                     10.00
                 32.40                        .3086                      10.00                     10.00
                 33.00                        .3030                      10.00                     10.00
                 34.00                        .2941                      10.00                     10.00
                 35.00                        .2857                      10.00                     10.00
                 36.00                        .2778                      10.00                     10.00
                 37.00                        .2703                      10.00                     10.00
                 38.00                        .2632                      10.00                     10.00
                 39.00                        .2564                      10.00                     10.00
                 40.00                        .2500                      10.00                     10.00
                 41.00                        .2500                      10.25                     10.25
                 42.00                        .2500                      10.50                     10.50
                 43.00                        .2442                      10.50                     10.50
                 44.00                        .2386                      10.50                     10.50
                 45.00                        .2333                      10.50                     10.50
                 45.75                        .2295                      10.50                     10.50
                 46.00                        .2295                      10.56                     10.56
                 47.00                        .2295                      10.79                     10.79
                 48.00                        .2295                      11.02                     11.02

         NONE OF THE ASSUMED ST. FRANCIS AVERAGE STOCK PRICES ARE INTENDED TO REFLECT WHAT THE ACTUAL ST. FRANCIS AVERAGE STOCK PRICE WILL BE WHEN FINALLY DETERMINED IN ACCORDANCE WITH THE MERGER AGREEMENT AND PLAN OF MERGER, NOR IS THE PER SHARE VALUE OF ST. FRANCIS COMMON STOCK AND PER SHARE CASH CONSIDERATION ILLUSTRATED AS TO BE RECEIVED INTENDED TO REFLECT WHAT THE ACTUAL VALUE WILL BE WHEN FINALLY DETERMINED AND WHEN THE SHARES OF ST. FRANCIS COMMON STOCK AND CASH ARE DISTRIBUTED IN ACCORDANCE WITH THE MERGER AGREEMENT AND PLAN OF MERGER.

         From November __ to December __, 1998, the most recent Valuation Period for which it was practicable to obtain information prior to the printing of this Prospectus/Proxy Statement, the average of the last sale price per share of St. Francis Common Stock, as reported on the NASDAQ National Market System, was $______. By way of example only, if the St. Francis Average Stock Price also is $______, the conversion ratio would be equal to ________ which would have a value, determined on the basis of the St. Francis Average Stock Price, of $_____ per share, and the per share cash consideration to be received would be $_____.

         Reliance shareholders should note that the market price of the shares of St. Francis Common Stock they receive will continue to be subject to market fluctuations, as well as the future results of operations and financial condition of St. Francis, and therefore may be worth less than, or more than, the St. Francis Average Stock Price or the market price of St. Francis Common Stock on the date they receive their St. Francis Common Stock certificates. See "--Election and Allocation Procedures," and "--Issuance of Stock and Payment of Cash." For a description of certain tax consequences that may result from elections to receive stock or cash, or a combination thereof, as well as certain limitations and qualifications relating thereto, see "-- Certain Federal Income Tax Consequences."

         Because the number of shares of St. Francis Common Stock and the total amount of cash to be issued in the Merger will be fixed in accordance with certain parameters, no guarantee can be given that an election by any given shareholder will be honored. Rather, the election by each holder will be subject to the election and allocation procedures described herein. Thus, holders may not receive their chosen form of consideration. See "--Election and Allocation Procedures."

         If St. Francis effects a reclassification, recapitalization, stock split, consolidation or similar change in St. Francis Common Stock before the Effective Time, the Per Share Stock Distribution will be appropriately adjusted.

         Although the St. Francis Average Stock Price, which will determine the value of the Per Share Stock Distribution and Per Share Cash Distribution to be received by Reliance shareholders, will be based on the average market price of St. Francis Common Stock during the Valuation Period, the market price of St. Francis Common Stock may fluctuate thereafter and, on the Effective Time, may be more or less than the St. Francis Average Stock Price.

         At the Effective Time, all rights with respect to Reliance Common Stock pursuant to stock options granted by Reliance under Reliance's stock option plan that are outstanding at such time, will be converted into the right to receive, either an option to purchase shares of St. Francis Common Stock or cash, as discussed below in "--Interests of Certain Persons in the Merger" and "--Effect on Reliance Employee Benefit Plans."

         As of the Effective Time, each share of Reliance Common Stock held directly or indirectly by Reliance or Reliance Savings Bank, other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, will be canceled and retired, and no exchange or payment will be made with respect to such shares.

PRICE-BASED TERMINATION

         The Merger Agreement contains a price-based termination provision. Under this provision, the Merger Agreement may be terminated by St. Francis if the St. Francis Average Stock Price is $32.40 or less.

BACKGROUND OF THE MERGER

         In April 1996, Reliance Savings Bank converted from mutual to stock form and simultaneously formed Reliance as Reliance Savings Bank's parent holding company (the "Conversion"). As part of the Conversion, Reliance raised $19 million in new capital through a public stock offering. Since the Conversion, the Reliance Board has taken various steps to enhance shareholder value. One of the most significant challenges the Reliance Board has faced has been managing Reliance's unusually high capital-to-assets ratio, which was 49.96% at March 31, 1998. To manage Reliance's capital, the Reliance Board paid a special dividend of $3.00 per share to Reliance's shareholders of record on November 8, 1996. The distribution was structured as a non-taxable return of capital and reduced Reliance's shareholders' equity by $7.3 million, representing more than 30% of Reliance's shareholders' equity at the time. Reliance also has repurchased its shares through several share repurchase programs, which has reduced the number of outstanding Reliance shares by approximately 6.5%, net of shares applied to fund stock based benefit programs.

         Since becoming a public company in 1996, Reliance has engaged in discussions from time to time with other financial service companies interested in considering a possible business combination with Reliance. One of these companies was St. Francis. Thomas R. Perz, President and Chief Executive Officer of St. Francis, met with Allan T. Bach, President and Chief Executive Officer of Reliance, on several occasions following the Conversion to convey St. Francis' interest in negotiating a merger between the two companies. At the beginning of the 1998 calendar year, Mr. Perz expressed to Mr. Bach St. Francis' interest in acquiring Reliance whereby St. Francis would offer Reliance $10.50 per share of Reliance Common Stock as merger consideration payable in St. Francis Common Stock. Mr. Perz also asked Mr. Bach if he could meet with the Reliance Board to discuss his proposal.

         Mr. Bach, with the approval of the Reliance Board, invited Mr. Perz to a Reliance Board meeting, held on March 24, 1998, to present St. Francis' proposal. During the meeting, Mr. Perz expressed St. Francis' interest in negotiating a transaction for $10.50 per share using St. Francis Common Stock as merger consideration, and he outlined and explained the basic terms of the proposed transaction. The Reliance Board convened a special board meeting on March 31, 1998 to consider St. Francis' verbal expression of interest, and discussed the proposal with a representative of Robert W. Baird & Co. Incorporated ("Baird"), Reliance's financial advisor, who also was present during the meeting.

         Discussion of Mr. Perz's presentation continued during a special meeting of the Reliance Board held on April 8, 1998. The consensus of the Reliance Board was to ask St. Francis to provide Reliance with additional information concerning its proposal. In anticipation of further discussions between St. Francis and Reliance, at the April 8, 1998 meeting, the Reliance Board authorized Mr. Bach to retain the law firm of Schiff Hardin & Waite as special counsel to Reliance with respect to business combination discussions ("Reliance's Legal Counsel") and to retain Baird as Reliance's financial adviser to assist Reliance in evaluating St. Francis' merger proposal. The Board also authorized Mr. Bach to negotiate with St. Francis toward a definitive business combination agreement. Following the April 8 meeting, Mr. Bach contacted Mr. Perz to express the interest of the Reliance Board in receiving more information concerning St. Francis and the terms of its proposal.

         On April 13, 1998, St. Francis forwarded a letter of intent to Reliance, which proposed that St. Francis would acquire all of the outstanding shares of Reliance through a merger transaction, and the Reliance shareholders would receive, as merger consideration, .2295 shares of St. Francis Common Stock for each share of Reliance common stock. The fixed exchange ratio set forth in the letter of intent was determined by dividing the proposed acquisition price of $10.50 per share by the trading price of St. Francis Common Stock as of the close of trading on March 24, 1998, which price was $45.75. The Reliance Board met during a regular board meeting on April 15, 1998 to consider the proposed letter of intent. It was the consensus of the Reliance Board that Reliance not accept the letter of intent. Rather, the Reliance Board directed Mr. Bach, to be accompanied by Reliance's Legal Counsel and Baird, to meet with St. Francis and its advisers to clarify certain terms of the transaction as expressed in the letter and, assuming certain issues were clarified to Reliance's satisfaction, to move directly toward a definitive business combination agreement. St. Francis agreed to a meeting, but requested that prior to the meeting Reliance enter into a confidentiality agreement that St. Francis had prepared, which included an agreement that Reliance negotiate exclusively with St. Francis for a period of 90 days.

         On April 23, 1998, St. Francis and Reliance entered into the confidentiality agreement that included the exclusive bargaining arrangement and the parties also held a meeting in the offices of St. Francis' legal counsel to discuss the terms of the transaction. Present during that meeting were Mr. Bach, Carol Barnharst, Chief Financial Officer of Reliance, a representative of Reliance's Legal Counsel, representatives of Baird, Mr. Perz and a representative of St. Francis' legal counsel. A few days after that meeting, Mr. Perz, Mr. Bach and Ms. Barnharst met to discuss certain social issues relating to the transaction and St. Francis gathered additional due diligence information concerning Reliance. After St. Francis had completed its additional due diligence investigation,

St. Francis directed its legal counsel to begin preparing a first draft of the definitive Merger Agreement. Reliance received a first draft of the definitive Merger Agreement on May 5, 1998.

         The Reliance Board held a special meeting on May 8, 1998 to consider the first draft of the definitive Merger Agreement. Reliance's Legal Counsel and representatives of Baird were present at the May 8 meeting to review the Merger Agreement with the Reliance Board. The first draft of the Merger Agreement included a provision allowing shareholders the option of choosing either cash or St. Francis common stock as merger consideration; however, the agreement provided that in no event would the cash consideration exceed 40% of the total consideration. While the draft included a $10.50 per share merger price, it reflected a floating rather than fixed exchange ratio, meaning that the exchange ratio would be established based on a measurement period immediately prior to closing and the average price of St. Francis Common Stock during that period. After receiving direction from the Reliance Board, Mr. Bach, Reliance's Legal Counsel and representatives of Baird continued negotiations with St. Francis concerning the terms of the definitive Merger Agreement. On May 22, 1998, Reliance entered into an agreement with Baird retaining Baird as its financial adviser for the proposed transaction with St. Francis.

         A revised draft of the definitive Merger Agreement, reflecting further negotiations between the parties, was presented to the Reliance Board at a regular board meeting held on May 26, 1998. Mr. Perz and a representative of St. Francis' legal counsel attended a portion of the May 26 meeting to answer questions members of the Reliance Board had concerning the terms of the transaction. St. Francis also gave the Reliance Board the option of choosing between either a fixed exchange ratio of .2295 shares of St. Francis stock for each share of Reliance stock or a floating exchange ratio derived by dividing the per share merger price of $10.50 by the average price for St. Francis Common Stock during a measurement period prior to closing of the transaction. The draft continued to provide that Reliance shareholders would have the option of choosing between cash and shares of St. Francis Common Stock, provided however, that the cash consideration not exceed 40% of the total consideration. The Reliance Board discussed the revised draft of the document with Reliance's Legal Counsel and representatives of Baird outside the presence of Mr. Perz and St. Francis' counsel and gave Mr. Bach, Reliance's Legal Counsel and representatives of Baird further direction for continuing negotiations with St. Francis regarding the terms of the definitive Merger Agreement.

         On May 28, 1998, Mr. Bach, representatives of Baird and a representative of Reliance's Legal Counsel conducted an on-site due diligence review of St. Francis. Baird's representatives continued this due diligence examination on May 29 and several days thereafter. On May 29, 1998, the Reliance Board held a special meeting to discuss the preliminary results of the due diligence examination with Mr. Bach and Baird, and to discuss with Baird the merger consideration that St. Francis had offered in the latest draft of the definitive Merger Agreement. On May 29, 1998, but subsequent to the Reliance Board meeting, Reliance received another draft of the definitive Merger Agreement reflecting further negotiations between the parties.

         The Reliance Board met again at a special meeting on June 2, 1998 to discuss the status of the transaction and the ongoing negotiations and to consider the May 29, 1998 revisions to the draft definitive Merger Agreement; the meeting was attended by representatives of Baird and Reliance's Legal Counsel. On June 1, 1998, St. Francis' stock price had closed at $41.25 per share. Baird reviewed with the Reliance Board the decrease in St. Francis' stock price since the March 24 date used in the April 1998 letter of intent. Based on that discussion, the Reliance Board directed Baird to propose an increase in the fixed exchange ratio from that proposed in the letter of intent to take into account the decline in the St. Francis stock price since March 24, 1998. The Reliance Board also directed Reliance's Legal Counsel to contact legal counsel for St. Francis and to negotiate further on issues identified by the Board, which issues included, among others, continuing the name of Reliance Savings Bank after the Merger, the proposed condition to closing that Reliance maintain a minimum amount of net worth, the terms of the service of the advisory Board of Directors, due diligence issues, the termination fee and certain social issues. On June 2 and June 3, 1998, the position of the Reliance Board regarding the exchange ratio and other terms of the transaction were communicated to St. Francis and its representatives. On June 3, 1998, St. Francis rejected Reliance's proposal concerning an increase in the fixed exchange ratio. Later on June 3, 1998, on behalf of Reliance, Baird proposed a modification to the exchange ratio, which on June 4, 1998, St. Francis rejected. On June 8, 1998, St. Francis proposed a revised exchange ratio to Reliance, which also reflected a reduction in the purchase price to $10.00 per share.

         The Reliance Board held a special meeting on June 11, 1998, to consider the revised proposal from St. Francis. Representatives of Baird and a representative of Reliance's Legal Counsel were present for the June 11, 1998 meeting. The Reliance Board gave directions to Mr. Bach, Baird and Reliance's Legal Counsel regarding points in the draft definitive Merger Agreement it wanted negotiated further, including the merger price and exchange ratio. Baird and Reliance's Legal Counsel communicated these points to St. Francis and its legal counsel. St. Francis considered these points, and in response requested that Mr. Perz be permitted to meet again with the Reliance Board to discuss the transaction, and specifically to explain St. Francis' latest modification to the amount of the merger consideration.

         On June 23, 1998, Mr. Perz met with the Reliance Board during a regular board meeting. Also present during the meeting were representatives of Baird and a representative of Reliance's Legal Counsel. The discussion at the meeting focused in particular on the $10.00 per share merger price that St. Francis had recently proposed and the proposed exchange ratio (because on June 22, 1998, the St. Francis stock price had closed at $36.00 per share), as well as other open issues. The representatives of Baird reviewed with the Reliance Board information concerning changes in the St. Francis stock price since negotiations between the two companies had begun in March 1998. At the conclusion of the meeting, there was a consensus that both parties would continue to work toward a definitive Merger Agreement. In that regard, discussions concerning the price, the exchange ratio and other terms of the definitive agreement continued through June 30, 1998 when the Reliance Board met to consider the definitive Merger Agreement.

         At the Reliance Board meeting on June 30, 1998, representatives of Baird were present along with a representative of Reliance's Legal Counsel. Prior to the meeting, copies of the proposed definitive Merger Agreement were made available to the directors. Baird provided a financial analysis of the offer and expressed its verbal opinion (subsequently confirmed in writing) to the effect that, as of such date, the merger consideration was fair, from a financial point of view, to the holders of Reliance common stock (see "The Merger--Opinion of Financial Advisor"). Reliance's Legal Counsel also reviewed with the Reliance Board the definitive Merger Agreement and discussed the Reliance Board's fiduciary duties in considering the Merger Agreement.

         The Reliance Board asked questions of Mr. Bach, Ms. Barnharst, Reliance's Legal Counsel and Baird regarding the Merger Agreement and Plan of Merger. Following discussion on the proposed Merger Agreement and Plan of Merger and the transactions related thereto, the opinion of Baird and numerous other factors (described below in "The Merger -- Reasons for the Merger; Recommendation of the Reliance Board"), the Reliance Board unanimously authorized and approved the Merger Agreement and Plan of Merger and the transactions contemplated thereby, determined that the Merger Agreement and Plan of Merger be submitted to a vote of Reliance's shareholders and authorized Mr. Bach to execute the Merger Agreement and Plan of Merger, subject to satisfactory resolution of final contract terms. The Merger Agreement was executed in the early evening of June 30, 1998, and the Merger was publicly announced through a joint press release that night. Baird subsequently delivered its fairness opinion that as of June 30, 1998, the merger consideration was fair, from a financial point of view, to the holders of the Reliance Common Stock.

REASONS FOR THE MERGER AND RECOMMENDATION OF THE RELIANCE BOARD OF DIRECTORS

         St. Francis. The St. Francis Board authorized St. Francis management to negotiate with Reliance and approved the Merger Agreement and Plan of Merger and has determined that the Merger and the issuance of the shares of St. Francis Common Stock pursuant thereto are in the best interests of St. Francis and its shareholders. In doing so, the St. Francis Board considered a number of factors. The material factors considered by the St. Francis Board were the following:

         (a) The St. Francis Board's review, based in part on the presentations made and written material submitted by St. Francis management, of the business, operations, earnings and financial condition, including the capital levels and asset quality, of Reliance on a historical, prospective and pro forma basis;

         (b) The demographic, economic and financial characteristics of Reliance's market area, including existing competition and the ability to increase service options for St. Francis customers, while still recognizing savings in costs, because of the proximity of the Reliance office to an existing St. Francis branch; and

         (c) A variety of factors affecting and relating to the overall strategic focus of St. Francis, including St. Francis' desire to expand its operations in Reliance's market area and to improve its presence in southern portion of Milwaukee, Wisconsin.

         Reliance. The Reliance Board has concluded that the Merger would be in the best interests of Reliance and its shareholders. In reaching that determination, the Reliance Board consulted with Reliance's Legal Counsel with respect to the legal duties of the Reliance Board, regulatory matters, tax matters and the Merger Agreement and Plan of Merger and issues related thereto. The Reliance Board also consulted with Baird with respect to the financial aspects and fairness of the merger consideration. The Reliance Board considered the following material factors:

                  (1) The prospects for enhancing shareholder value using strategic alternatives other than a sale of Reliance. At March 31, 1998, Reliance had shareholders' equity of $22.1 million, which represented 49.96% of Reliance's total assets as of that date. Although Reliance has been profitable, generating net income of $514,000 and $616,000 for the fiscal years ended June 30, 1996 and 1997, respectively, its extremely high capital-to-assets ratio has depressed its average return on equity, which was 3.45% and 2.44% for the 1996 and 1997 fiscal years. Since the Conversion, the Reliance Board has employed various strategies to improve Reliance's financial condition, operating results and return on equity. These strategies have included a one-time $3.00 tax-free capital distribution in late calendar year 1996 and several stock repurchase programs. While these methods have deployed some of Reliance's excess capital, they have had a marginal effect on Reliance's return on equity. Reliance also has considered expansion opportunities, including acquiring other financial institutions or branches thereof and de novo branching. In the case of acquisitions, Reliance has had difficulty finding acquisition candidates that would enhance value to its shareholders, while de novo branching would involve significant costs and business risks. Management and the Reliance Board also recognized that the prospects for significant internal growth of Reliance Savings Bank were limited because demand for one- to four-family mortgage loans was diminishing in Reliance Savings Bank's local market area (generally defined as an area within a three-mile radius of Reliance Savings Bank's office). The Reliance Board determined that a business combination with St. Francis was an attractive alternative for enhancing shareholder value relative to remaining independent.

                  (2) Management succession issues. In light of the diminishing demand for one- to four-family mortgage loans within Reliance Savings Bank's local market area and increasing competition relating to such loans, Reliance Savings Bank has increasingly relied on a niche lending strategy involving the origination of comparatively large balance construction and land development loans, and commercial and multi-family loans. Reliance Savings Bank has been able to originate most of these "niche" loans in recent years because of the relationships and contacts Reliance Savings Bank's President and Chief Executive Officer, Allan T. Bach, has established with Milwaukee-area builders and developers. The Reliance Board has concerns regarding (i) management succession, as Mr. Bach has approached retirement age, and
         (ii) the difficulties of eventually replacing the income Mr. Bach generates for Reliance through his lending contacts. In addition, the small size of Reliance relative to other local financial institutions would make it difficult to attract high quality managers in the future should the need arise.

                  (3) The amounts paid in recent acquisitions for thrift holding companies approximately the size of Reliance. The Reliance Board considered information supplied by Baird concerning the amounts paid in recent acquisitions for thrift holding companies approximately the size of Reliance, taking into account Reliance's unusually high capital-to-asset ratio. In consultation with Baird, the Reliance Board considered the value it could derive for shareholders by remaining independent compared to the value it could obtain for shareholders through a sale of the company.

                  (4) The lack of liquidity for Reliance's shares. Reliance's market capitalization on June 29, 1998, the day before the Merger was announced, was $19.8 million and Reliance had 2,403,701 shares of common stock issued and outstanding. Since Reliance became a public company in April 1996, Reliance has experienced low liquidity for its shares. While Reliance attempted to create more liquidity for its shares through stock repurchase programs, the Reliance Board continued to remain concerned about the absence of liquidity for the Reliance shares. The lack of liquidity for Reliance shares caused investors difficulty in acquiring or selling Reliance shares at predictable prices, and it also hindered Reliance's ability to use its shares as merger consideration in connection with expanding through the acquisition of other financial institutions. By affiliating with St. Francis, a financial institution holding company having a market capitalization of $198.0 million as of June 30, 1998, the Reliance Board believes Reliance shareholders will have significantly more liquidity for their shares, and the other difficulties associated with liquidity would be significantly diminished.

                  (5) The lack of critical mass posed potential competitive problems for Reliance in the years ahead. As a financial institution holding company with assets of $42 million at June 30, 1998, the Reliance Board determined that Reliance's smaller size relative to much larger Milwaukee-area financial institutions, like St. Francis, would be a disadvantage to Reliance in the years ahead. Critical mass and the associated economies of scale allow larger banking organizations like St. Francis to deliver products and services more cost effectively and efficiently, and provide a much greater opportunity for cross-selling other services and products.

                  (6) The Reliance Board took into consideration and relied upon the advice of Baird, Reliance's financial adviser. At the Reliance Board meeting held on June 30, 1998, Baird provided a financial analysis of the St. Francis proposal and its verbal opinion that the merger consideration was fair, from a financial point of view, to the holders of Reliance Common Stock. Baird subsequently delivered its written opinion that as of June 30, 1998, the merger consideration was fair, from a financial point of view, to the holders of Reliance Common Stock. That opinion was updated as of the date of this Proxy Statement/Prospectus and is attached hereto as Exhibit C. The Reliance Board considered the presentation by Baird concerning the financial aspects of the Merger Agreement and the related transactions. For information regarding the presentation by Baird, see "THE MERGER -- Opinion of Reliance's Financial Adviser."

         The foregoing discussion of the information and factors considered by the Reliance Board is not intended to be exhaustive but is believed to include all material factors considered by the Reliance Board. Throughout its deliberations, the Reliance Board received the advice of its outside legal counsel. After deliberating with respect to the Merger and the other transactions contemplated by the Merger Agreement and Plan of Merger, considering, among other things, the information and factors described above (including reliance on the opinion of Baird), the Reliance Board concluded that the Merger is fair to, and in the best interests of, the Reliance shareholders. In reaching this conclusion, the Reliance Board did not assign relative or specific weights to the above information and factors or determine that any information or factor was of particular importance relative to others. A determination of various weighing would, in the view of the Reliance Board, be impractical. Rather, the Reliance Board viewed its position and recommendation as being based on the totality of the information and factors presented to and considered by it. In addition, individual members of the Reliance Board may have given different weight to different information and factors.

         FOR THE REASONS SET FORTH ABOVE, THE RELIANCE BOARD HAS DETERMINED THAT THE TERMS OF THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, RELIANCE SHAREHOLDERS. ACCORDINGLY, THE RELIANCE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS OF RELIANCE VOTE FOR APPROVAL OF THE MERGER AGREEMENT AND THE PLAN OF MERGER.

OPINION OF RELIANCE FINANCIAL ADVISOR

         The Reliance Board retained Baird to act as its financial advisor in connection with the Merger and to assist it in its examination of the fairness, from a financial point of view, of the merger consideration to the holders of Reliance Common (other than St. Francis and its affiliates). On June 30, 1998, Baird rendered its opinion to the Reliance Board (subsequently confirmed as of the date of this Proxy Statement/Prospectus) to the effect that the merger consideration was fair, from a financial point of view, to the holders of Reliance Common Stock (other than St. Francis and its affiliates).

         THE FULL TEXT OF BAIRD'S OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, GENERAL PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE SCOPE OF REVIEW UNDERTAKEN BY BAIRD IN RENDERING ITS OPINION, IS ATTACHED AS EXHIBIT C TO THIS PROXY STATEMENT/PROSPECTUS. THE BAIRD OPINION IS DIRECTED ONLY TO THE FAIRNESS OF THE MERGER CONSIDERATION FROM A FINANCIAL POINT OF VIEW TO THE HOLDERS OF RELIANCE COMMON STOCK AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY RELIANCE SHAREHOLDER AS TO HOW SUCH SHAREHOLDER SHOULD VOTE WITH RESPECT TO THE MERGER. THE SUMMARY OF THE BAIRD OPINION SET FORTH IN THIS PROXY/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION ATTACHED AS EXHIBIT C HERETO, AND SHAREHOLDERS OF RELIANCE SHOULD READ THE BAIRD OPINION CAREFULLY AND IN ITS ENTIRETY.

         Baird's Analysis. In conducting its investigation and analysis and in arriving at its opinion, Baird reviewed such information and took into account such financial and economic factors as it deemed relevant. In doing so, Baird among other things: (i) reviewed certain internal information, primarily financial in nature, including projections, concerning the business and operations of Reliance and St. Francis furnished to Baird for purposes of its analysis, as well as publicly available information, including but not limited to Reliance's and St. Francis' recent filings with the Commission and equity analyst research reports prepared by various investment banking firms, including Baird; (ii) reviewed the Merger Agreement; (iii) compared the historical market prices and trading activity of Reliance Common Stock and St. Francis Common Stock with those of certain other publicly traded companies Baird deemed relevant; (iv) compared the financial position and operation results of Reliance and St. Francis with those of other publicly traded companies Baird deemed relevant; (v) compared the proposed financial terms of the Merger with the financial terms of certain other business combinations involving thrift institutions Baird deemed relevant; and (vi) reviewed certain potential pro forma effects of the Merger on St. Francis. Baird held discussions with certain members of Reliance's and St. Francis' senior management concerning Reliance's and St. Francis' historical and current financial condition and operating results, as well as the future prospects of Reliance and St. Francis, respectively. Baird had not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of Reliance. Baird also considered such other information, financial studies, analysis and investigations and financial, economic and market criteria as Baird deemed relevant for the preparation of its opinion. The merger consideration was determined by Reliance and St. Francis in arm's-length negotiations. Reliance did not place any limitation upon Baird with respect to the procedures followed or factors considered by Baird in rendering its opinion.

         In arriving at its opinion, Baird assumed and relied upon the accuracy and completeness of all of the financial and other information that was publicly available or provided to it by or on behalf of Reliance and St. Francis, and was not engaged to independently verify any such information. Baird assumed, with Reliance's and St. Francis' consent, that (i) all material assets and liabilities (contingent or otherwise, known or unknown) of Reliance and St. Francis are set forth in their respective financial statements; (ii) the Merger will be accounted for under the purchase method of accounting, (iii) the Merger will be consummated in accordance with the terms of the Merger Agreement without any amendment thereto and without any condition; (iv) the prospective cost savings and revenue enhancements contemplated by management of both companies following the Merger will be realized; and (v) all shareholder and required regulatory approvals will be obtained in a timely manner. Baird also assumed that the financial forecasts examined by it were reasonably prepared on bases reflecting the best available estimates and good faith judgments of Reliance's and St. Francis' respective senior managements, as to future performance of their respective companies. Baird did not undertake or obtain an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Reliance or St. Francis, nor did it make a physical inspection of the properties or facilities of Reliance or St. Francis. Baird's opinion necessarily was based upon economic, monetary and market conditions as they existed and could be evaluated on the date thereof, and did not predict or take into account any changes which may occur, or information which may become available, after the date thereof. Furthermore, Baird expressed no opinion as to the price or trading range at which shares of Reliance's or St. Francis' securities (including without limitation, the Reliance Common Stock and St. Francis Common Stock) would trade following the date of such opinion.

         Analysis of Selected Comparable Transactions. Baird reviewed certain information relating to two groups of transactions involving business combinations involving thrifts: (i) a group of 16 selected business combinations completed or pending, since August 1995 where the acquired entity had an equity to assets ratio exceeding 20% ("Highly Capitalized Group"); (ii) a group of 15 selected business combinations, completed or pending, since January 1996 where the acquired entity had an equity to asset ratio less than 20% ("Adjusted Capital Group"). Baird noted that in each group ratios based upon book value and tangible book value were identical.

         For the Highly Capitalized Group, the median price to book ratio and price to tangible book ratio for consideration paid was 116.82% and the mean was 120.30%. The transaction values ranged from a high of 150.73% to a low of 104.29% of book and tangible book. The median price to earnings multiple was 30.30X trailing 12 months earnings for the twelve months ended March 31, 1998 ("LTM") and the mean was 30.88X LTM. The high price to earnings multiple was 65.50X LTM and the low was 15.05X LTM. As a tangible premium to core deposits, the median premium was 7.75% and the mean was 9.08%. Tangible premium to core deposit values ranged from a high of 20.64% to a low of 1.25%. The stock price premium 1-day prior to the announcement reflects a median premium of 15.75% and a mean premium of 17.35%. The high stock price premium was 42.40% and the low stock price premium was (1.70%). The stock price premium 30-days prior to announcement was 21.70% for the median and 24.34% for the mean. The stock price premium ranged from 53.80% as a high to (3.40%) as the low. The stock price premium at 90-days prior to announcement was 23.85% at the median and 24.89% at the mean. The stock price premium ranged from 58.10% for the high to a low of (6.00%).

         For the Adjusted Capital Group, the median price to book and price to tangible book ratio for the consideration paid was 148.60% and the mean was 153.00%. The transaction values ranged from a high of 220.50% to a low of 114.90% of book and tangible book.

         Analysis of Reliance Valuation Multiples. Baird calculated the "Implied Equity Value Per Share" reflected by the terms of the Merger to be $10.00 for each share of Reliance Common Stock, obtained by multiplying an Exchange Ratio of 0.2685 by the closing price per share of St. Francis Common Stock of $37.25 on June 25, 1998. Baird then calculate the "Implied Total Equity Value" to be $24.9 million, obtained by multiplying the Implied Equity Value Per Share by the total number of outstanding shares of Reliance Common Stock, including shares issuable upon exercise of such stock options, less net proceeds from the exercise of such stock options. In performing its analysis, Baird used, among other items, operating statistics for Reliance's latest twelve months through March 31, 1998, as provided by Reliance management. Baird calculated multiples of the Implied Total Equity Value to Reliance's LTM fully diluted earnings per share, book value, tangible book value and tangible premium to core deposits. The calculations resulted in ratios of the Implied total Equity Value to net income ("P/E Ratios") of 40.27x based on LTM results, 112.94% of book value, 112.94% of tangible book value and a 13.96% tangible premium to core deposits.

         By comparison, Baird calculated based on current price of $10.00 per share for Reliance Common Stock as the consideration to be paid for Reliance in the transaction presented. Based upon historical capital and related to the "Highly Capitalized Group," this is a price to book and tangible book of 107.41% of Reliance book and tangible book at March 31, 1998, which compares to a median of 116.82% and a mean of 120.30% for the comparable companies. The range for the price to book and tangible book values of the comparable companies was a high of 150.73% to a low of 104.29%. The price to LTM for Reliance was 47.62X compared to a median of 30.30X and a mean of 30.88X for the comparable companies. The range for the price to LTM of the comparable companies was a high of 65.50X and a low of 15.05X. The tangible premium to core deposits was 13.96% for Reliance compared to a median of 7.75% and a mean of 9.08% for the comparable companies. The range for the price to tangible premium to core deposits for the comparable companies was a high of 20.64% and a low of 1.25%.

         In analyzing Reliance in the context of the Adjusted Capital Group, Baird adjusted Reliance's data for excess capital consistent with the median equity to assets ratio of the Adjusted Capital Group, in order to normalize Reliance's capital level. When comparing the "Adjusted Capital Group" to Reliance, the price to book and tangible group for Reliance was 185.79% compared to a median of 148.60% and a mean of 153.00% for the comparable companies. The range for the price to book and tangible book for the comparable companies was a high of 220.50% and a low of 153.00%.

         As no comparative group or transaction from any comparative group is identical to the Merger, Baird indicated to the Reliance Board that the analyses described above are not mathematical, but rather involve complex consideration and judgments concerning differences in operating and financial characteristics including, among other things, differences in revenue composition and earnings performance among Reliance and St. Francis and the selected companies and transactions reviewed.

         Analysis of Publicly Traded Companies Comparable to Reliance. Baird reviewed certain publicly available financial and stock market information for certain publicly traded companies which Baird deemed relevant. These companies consisted of: CKF Bancorp, Inc., Crazy Woman Creek Bancorp, CSB Financial Group, Inc., First Lancaster Bancshares, Mitchell Bancorp, Inc., Market Financial Corp., Great Pee Dee Bancorp, S. Carolina Community Bancshares and Scotland Bancorp Inc. (the "Comparable Companies"). The data described below for such group is as of the most recently reported period and are compared to Reliance's financial information, as reported, as of March 31, 1998.

         Baird noted that the equity to assets for Reliance was 49.96% compared with a median of 24.71% and a mean of 28.83% for the Comparable Companies. The equity to assets for the Comparable Companies ranged from a high of 45.12% to a low of 20.38%. Baird also noted the following operating performance statistics for Reliance compared to the Comparable Companies: (i) the LTM net interest margin for Reliance was 4.84% compared to a median of 4.00% and a mean of 4.03%. (The range for the latest 12 month net interest margin of the Comparable Companies was a high of 4.87% to a low of 3.43%); (ii) the LTM efficiency ratio for Reliance was 67.11% compared to a median of 55.56% and a mean of 55.11% for the Comparable Companies. (The range for the latest 12 months efficiency ratio for the Comparable Companies was 70.93% to 42.35%); (iii) the LTM return on average assets for Reliance was 1.02% compared to a median of 1.20% and a mean of 1.22% for the Comparable Companies. (The range of the 12 month return on average assets was 1.87% and 0.54% for the Comparable Companies); (iv) the LTM return on average equity for Reliance was 2.06% compared to a median of 3.85% and a mean of 4.38% for the Comparable Companies. (The range for the latest 12 month return on average equity was 8.15% to 2.25% for the Comparable Companies.)

         Discounted Earnings Analysis. Baird performed a discounted earnings analysis of Reliance on a stand-alone basis using Reliance management's projections of future earnings for the five-year period ending June 30, 2002. Baird estimated terminal values for Reliance using asset growth rates beginning at 5.54% and increasing to 5.73% by 2002, return on average assets between 1.46% to 1.60%, no cash dividends, discount rates of 9% to 11%, and terminal book value multiples of 100%, 110% and 120%. Based upon projections without synergies, Baird calculated an implied per share price from $7.00 to $9.00 per share of Reliance Common Stock. Using the same discount rates and terminal book value multiples as above but including synergies (per Reliance management estimates), an implied per share price of $9.00 to $11.00 per share of Reliance Common Stock. Baird noted that the discounted earnings analysis was included because it is a widely used valuation methodology, but noted that the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth ratios, dividend payout rates, terminal values and discount rates.

         Analysis of St. Francis. In order to assess the relative public market valuation of the St. Francis Common Stock to be issued in the Merger, Baird reviewed certain publicly available financial information of the most recently reported period as of March 31, 1998 for St. Francis and stock market information and certain selected publicly traded companies which Baird deemed relevant. Such comparable companies consist of: Alliance Bancorp, Anchor BanCorp Wisconsin, CitFed Bancorp, Inc., D&N Financial Corp., First Indiana Corp., Flagstar Bancorp, Inc., First Federal Capital Corp., Jefferson Savings Bancorp, MAF Bancorp, Inc., and St. Paul Bancorp, Inc. (the "St. Francis Comparable Companies"). The data described below for such group is as of the most recently reported period and are compared to St. Francis' financial information, as reported, as of March 31, 1998. Baird noted the following operating performance statistics for St. Francis compared to the St. Francis Comparable Companies: (i) the LTM net interest margin, adjusted for the effect of tax credits received, was 2.51% compared to a median of 2.93% and a mean of 2.89% for the St. Francis Comparable Companies. (The range for the LTM net interest margin was 4.06% to 2.24% for the St. Francis Comparable Companies); (ii) the LTM efficiency ratio for St. Francis, adjusted for the effect of tax credits received, was 62.06% compared with a median of 54.85% and a mean of 55.68% for the St. Francis Comparable Companies. (The range for the LTM efficiency ratio was 63.34% to 48.41% for the St. Francis Comparable Companies); (iii) the LTM return on average assets for St. Francis was 0.80% compared to a median of 1.05% and a mean of 1.03% for the St. Francis Comparable Companies. (The range for the LTM return on average assets was 1.31% to 0.78% for the St. Francis Comparable Companies); (iv) the LTM return on average equity for St. Francis was 9.93% compared to a median of 14.40% and a mean of 14.42% for the St. Francis Comparable Companies. (The range for the LTM return on average equity was 21.11% to 8.67% for the St. Francis Comparable Companies); (v) the ratio of non-performing assets to total assets for St. Francis was 0.20% compared with a median of 0.56% and a mean of 0.76% for the St. Francis Comparable Companies. (The range for the non-performing assets to total assets was 2.32% to 0.21% for the St. Francis Comparable Companies).

         Pro Forma Merger Analysis. Baird prepared a pro forma analysis of the financial impact of the Merger. Using financial forecasts for Reliance (prepared by Reliance management) and St. Francis (prepared by St. Francis management), Baird compared St. Francis' earnings per share and book value on a stand-alone basis to earnings and book value of the combined companies on a pro forma basis. Without any synergies, this analysis indicated that the Merger would be dilutive to earnings per share and after synergies as provided by Reliance's management less dilutive to earnings per share for each of the three years following the Merger. However, this analysis shows that it is immediately accretive to book value per share.

         Stock Trading Analysis. Baird reviewed the historical trading prices and volume of Reliance Common Stock and St. Francis Common Stock for the year ending June 23, 1998.

         Also, Baird compared the performance of the market value of Reliance Common Stock with that of the Comparable Companies and the NASDAQ Bank Index. During the year ended June 23, 1998, the market value of Reliance Common Stock underperformed an index of the Comparable Companies and the NASDAQ Bank Index. Additionally, since the conversion of Reliance from mutual to stock form on April 19, 1996 to June 18, 1998, Reliance Common Stock outperformed the index of Comparable Companies and underperformed the NASDAQ Bank Index.

         Additionally, Baird compared the performance of the market value of St. Francis Common Stock with that of the St. Francis Comparable Companies and the NASDAQ Bank Index. During the year ended June 24, 1998, the market value of St. Francis Common Stock underperformed an index of the St. Francis Comparable Companies and the NASDAQ Bank Index. Since the conversion of St. Francis from mutual to stock form on June 21, 1993 to June 1, 1998, St. Francis Common Stock has underperformed the index of the St. Francis Comparable Companies and the NASDAQ Bank Index.

         Contribution Analysis, Baird analyzed the contribution of each of Reliance and St. Francis to the pro forma company of assets, deposits, latest 12 months net income, estimated net income, tangible equity and ownership. Baird calculated that: St. Francis would contribute 97.39% and Reliance 2.61% of assets; St. Francis would contribute 98.42% and Reliance 1.58% of deposits; St. Francis would contribute 96.49% and Reliance 3.51% of net income based upon the historical latest 12 months; St. Francis would contribute 96.29% and Reliance 3.71% of estimated net income; St. Francis would contribute 84.22% and Reliance 15.78% of tangible equity; and St. Francis would represent 88.84% and Reliance 11.16% based on prices for St. Francis Common Stock of $37.25 per share and the issuance by St. Francis of approximately 655,948 shares out of a pro forma total of 5,879,363 shares.

         The summary of the opinion set forth above does not purport to be a complete description of the presentation of Baird to the Reliance Board or the analyses performed by Baird. The preparation of a fairness opinion is a complex process and is not susceptible to partial analysis or summary description. Baird believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all factors and analyses would create an incomplete view of the processes underlying the analyses conducted by Baird and its opinion. Baird did not attempt to assign particular weights to particular analyses. Any estimates contained in Baird's analyses are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Because such estimates are inherently subject to uncertainty, Baird does not assume responsibility for their accuracy.

         Baird, as part of its investment banking business, is engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. Reliance retained Baird because of its experience and expertise in the valuation of businesses and their securities in connection with mergers and acquisitions. In the ordinary course of business, Baird may from time to time trade securities of Reliance and St. Francis for its own account and the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

         Pursuant to an agreement, dated May 22, 1998, between Reliance and Baird, Reliance has paid Baird a non-refundable retainer fee of $25,000 and a fee of $100,000, payable upon delivery of Baird's opinion. Reliance also has agreed to reimburse Baird for certain of its out-of-pocket expenses incurred in connection with its engagement. Additionally, Reliance has agreed to indemnify Baird against certain liabilities, including liabilities under the federal securities laws, incurred in connection with the engagement of Baird by Reliance. In the past, Baird has provided investment banking and financial advisory services to Reliance and St. Francis, including in connection with both Reliance's and St. Francis' conversion from mutual to stock companies, for which Baird has received its customary compensation.

ELECTION AND ALLOCATION PROCEDURES

         Description of Elections. Each record holder of Reliance Common Stock (except for the Reliance ESOP) will have the right to submit an election form and letter of transmittal (the "Election Form") specifying the kind of consideration sought to be received. The Election Form and other appropriate transmittal materials will be mailed by the Exchange Agent, Firstar Trust Co., on the Mailing Date, December _, 1998, under separate cover of this Proxy Statement/Prospectus, to each holder of record of Reliance Common Stock as of the Voting Record Date. Holders of record of shares of Reliance Common Stock who hold such shares as nominees, trustees or in other representative capacities may submit multiple Election Forms that cover all the shares of Reliance Common Stock held by such record holder for each beneficial owner thereof. See "--Certain Federal Income Tax Consequences." The Election Form will permit Reliance shareholders (1) to indicate that they elect to receive in exchange for their shares of Reliance Common Stock (i) the Per Share Cash Distribution with respect to a specified number of shares of Reliance Common Stock (the "Cash Election Shares"), (ii) the Per Share Stock Distribution with respect to a specified number of shares of Reliance Common Stock (the "Stock Election Shares"), or (iii) a combination thereof, or (2) to make no election with respect to a specified number of shares of Reliance Common Stock (the "No Election Shares").

         The No Election Shares will be converted into Stock Election Shares, Cash Election Shares or a combination thereof as necessary to ensure that (i) the aggregate amount of consideration payable in cash is not more than 40% of the aggregate value of all of the consideration issued or paid in connection with the Merger, and the total number of shares of St. Francis Common Stock to be issued in connection with the Merger shall be that number of whole shares of St. Francis Common Stock that has an aggregate value of at least 60% of the aggregate value of all of the consideration issued or paid in connection with the Merger, and (ii) the Merger will qualify as a tax-free reorganization.

         Each holder of shares of Reliance Common Stock may elect to receive either the Per Share Cash Distribution or the Per Share Stock Distribution for each share of Reliance Common Stock held. However, each individual beneficial owner of shares of Reliance Common Stock can only choose an overall combination of the Per Share Cash Distribution and the Per Share Stock Distribution relating to all of the shares of Reliance Common Stock beneficially owned by him, her or it, if he, she or it chooses the Per Share Stock Distribution such that he, she or it would receive at least 50 shares of St. Francis Common Stock in connection with the Merger. If the Exchange Agent determines that this 50-share limit has not been complied with, the shares of Reliance Common Stock to which the improper election has been made shall be deemed No Election Shares.

         The Election Form, together with stock certificates representing all shares of Reliance Common Stock covered thereby (or affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates), must be completed, signed and returned to the Exchange Agent no later than the Election Deadline, 4:00 p.m., Milwaukee time, on ___________, 199_. If a certificate for Reliance Common Stock has been lost, stolen or destroyed, an Election Form will be properly completed only if accompanied by appropriate evidence as to such loss, theft, or destruction, appropriate evidence as to the ownership of such certificate by such Reliance shareholder and appropriate and customary indemnification. Shares of Reliance Common Stock for which an Election Form has not been properly completed and received by the Exchange Agent by the Election Deadline will be deemed No Election Shares. The Election Forms will be accompanied by instructions specifying other details of the exchange.

         RELIANCE SHAREHOLDERS SHOULD SEND THEIR CERTIFICATES ALONG WITH A COMPLETED ELECTION FORM IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED THEREIN.

         TO MAKE AN EFFECTIVE ELECTION, A RELIANCE SHAREHOLDER WILL BE REQUIRED TO RETURN A PROPERLY COMPLETED ELECTION FORM SUFFICIENTLY IN ADVANCE OF THE ELECTION DEADLINE SO THAT IT IS ACTUALLY RECEIVED BY THE EXCHANGE AGENT AT OR PRIOR TO THE ELECTION DEADLINE. AN ELECTION FORM WILL NOT BE CONSIDERED PROPERLY COMPLETED IF IT IS NOT ACCOMPANIED BY CERTIFICATES REPRESENTING ALL SHARES OF RELIANCE COMMON STOCK COVERED THEREBY (OR AFFIDAVITS AND INDEMNIFICATION REGARDING THE LOSS OR DESTRUCTION OF SUCH CERTIFICATES OR THE GUARANTEED DELIVERY OF SUCH CERTIFICATES). THE ELECTION DEADLINE IS 4:00 P.M., MILWAUKEE TIME, ON ______________, 199_.

         In the Merger, the aggregate number of shares of St. Francis Common Stock to be issued and the total amount of cash payable will be fixed in accordance with certain parameters. Accordingly, there can be no assurance that each Reliance shareholder will receive the form of consideration that such holder elects. In the event that the elections result in an oversubscription of cash, certain procedures for allocating St. Francis Common Stock and cash will be followed by the Exchange Agent.

         Any Election Form may be revoked or changed by written notice from the person submitting such Election Form to the Exchange Agent, but to be effective such notice must actually be received by the Exchange Agent on or before the Election Deadline. The Exchange Agent will have discretion to determine when any election, modification or revocation has been properly made, and such determination shall be final.

         Persons who become shareholders of record of Reliance after the Voting Record Date and up to one business day prior to the Election Deadline will be mailed an Election Form and a copy of this Proxy Statement/Prospectus. Any shareholder who needs an Election Form may obtain copies of the Election Form upon request from (i) St. Francis, either in writing at St. Francis, [ADDRESS]
Attention: [NAME] or by telephone at (___) ___-____, (ii) Reliance, either in writing at Reliance, 3140 South 27th Street, Milwaukee, WI 53215, Attention: Ms. Carol A. Barnharst, Secretary, or by telephone at (414) 671-2222, or (iii) the Exchange Agent, either in writing at [NAME AND ADDRESS] or by telephone at (___) ___-____ or 1-800-___-____ (toll free). Election Forms also will be available to all persons who become holders of Reliance Common Stock up until the close of business on the day prior to the Election Deadline at the principal offices of St. Francis and Reliance. Any shares of Reliance Common Stock with respect to which the holder thereof shall not, as of the Election Deadline, have made an effective election, shall be deemed No Election Shares. Accordingly, persons who become shareholders of Reliance after the Election Deadline will be deemed to hold No Election Shares, because they could not have made an effective election with respect to such shares.

         Because the Election Deadline likely will occur prior to the end of the Valuation Period during which the St. Francis Average Stock Price will be determined for purposes of fixing the conversion ratio, the St. Francis Average Stock Price and the conversion ratio, and thus the market value of the shares of St. Francis Common Stock to be received, will not be known by the time Reliance shareholders are required to submit their Election Forms.

         In the event the Merger Agreement is terminated prior to completion of the Merger, the Exchange Agent will promptly return all certificates representing shares of Reliance Common Stock submitted with Election Forms. In such event, shares of Reliance Common Stock held through the Depository Trust Company, the nominee for shares held in brokerage accounts, are expected to be available for sale or transfer promptly following termination of the Merger Agreement; however, Reliance stock certificates held directly by Reliance shareholders will be returned by registered mail. The Exchange Agent and St. Francis will use their commercially reasonable efforts to cooperate with Reliance and Reliance shareholders to facilitate return of Reliance stock certificates in the event of such termination, but return other than by registered mail will only be made at the expense, written direction and risk of Reliance shareholders, accompanied by a pre-paid, pre-addressed return envelope sent to the Exchange Agent.

         Allocation Procedures. Within five business days after the Effective Time, the Exchange Agent will allocate among holders of shares of Reliance Common Stock the right to receive shares of St. Francis Common Stock or cash as follows:

                  (1) the aggregate amount of consideration that shall be payable to Reliance shareholders, including the ESOP, in cash (the "Cash Amount") shall be not greater than 40% of the aggregate value of all of the consideration to be issued or paid in connection with the Merger;

                  (2) the total number of shares of St. Francis Common Stock to be issued in connection with the Merger (the "Stock Amount") shall be that number of whole shares of St. Francis Common Stock that has an aggregate value, valuing such stock at the St. Francis Average Stock Price for this purpose, equal to or greater than 60% of the aggregate value of all of the consideration to be issued or paid in connection with the Merger;

                  (3) the calculation of the aggregate amount of consideration, the Cash Amount and the Stock Amount shall be made by St. Francis. The relative percentages that the Cash Amount (i.e., up to 40%) and the Stock Amount (i.e., equal to or greater than 60%) bear to the aggregate amount of consideration to be issued or paid in connection with the Merger shall be determined as follows:

                         (i) If the aggregate value of the Stock Election Shares, valuing each such Stock Election Share as the product of the St. Francis Average Stock Price multiplied by the Per Share Stock Distribution, is equal to or greater than 60%, the Stock Amount shall be equal to the product of the Stock Election Shares multiplied by the Per Share Stock Distribution (or such greater amount as determined by St. Francis in order that the Merger qualify as a reorganization within the meaning of Section 368 of the Code, as set forth above); and

                         (ii) If the aggregate value of the Stock Election Shares, valuing each such Stock Election Share as the product of the St. Francis Average Stock Price multiplied by the Per Share Stock Distribution, is less than 60% of the aggregate value of all of the consideration to be issued or paid in connection with the Merger, the Stock Amount shall be equal to that number of whole shares of St. Francis Common Stock that has an aggregate value, valuing such stock at the St. Francis Average Stock Price for this purpose, equal to or greater than 60%, of the aggregate value of all of the consideration to be issued or paid in connection with the Merger; and

                  (4) within five business days after the Effective Time, the Exchange Agent shall effectuate the allocation among holders of the shares of Reliance Common Stock of the right to receive the Cash Election Shares and/or the Stock Election Shares in the Merger as follows:

                          (i) if the number of shares of St. Francis Common Stock that would be issued upon conversion in the Merger of the Stock Election Shares is less than the Stock Amount, then

                                            (A)      all shares of Reliance
                                                     Common Stock electing Stock
                                                     Election Shares will be
                                                     converted into the right to
                                                     receive the Per Share Stock
                                                     Distribution,

                                            (B)      the No Election Shares will
                                                     be converted, in a random
                                                     method, mutually agreed by
                                                     St. Francis and Reliance to
                                                     be reasonable, unbiased and
                                                     fair (the "Random Selection
                                                     Basis"), by the Exchange
                                                     Agent into the right to
                                                     receive the Per Share Stock
                                                     Distribution ("Stock
                                                     Designee Shares"), and then
                                                     (if necessary) Cash
                                                     Election Shares will be
                                                     converted on a Pro Rata
                                                     Basis (as described below)
                                                     by the Exchange Agent into
                                                     Stock Designee Shares (in
                                                     each case, subject to the
                                                     requirement for issuance of
                                                     at least 50 shares of St.
                                                     Francis Common Stock to
                                                     each recipient thereof)
                                                     until such number of Stock
                                                     Designee Shares will, when
                                                     added to the number of
                                                     Stock Election Shares,
                                                     equal the Stock Amount
                                                     (provided, however, that no
                                                     particular holder of Cash
                                                     Election Shares will be
                                                     required to designate a
                                                     portion of his, her or its
                                                     Cash Election Shares as
                                                     Stock Designee Shares if
                                                     such designation would
                                                     threaten satisfaction of
                                                     any of the conditions to
                                                     the consummation of the
                                                     Merger set forth in the
                                                     Merger Agreement), and

                                            (C)      the Cash Election Shares
                                                     and the No Election Shares
                                                     not converted into Stock
                                                     Designee Shares will be
                                                     converted into the right to
                                                     receive the Per Share Cash
                                                     Distribution; or

                           (ii) if the number of shares of St. Francis Common Stock that would be issued upon conversion of the Stock Election Shares is equal to or greater than the Stock Amount, then all shares of Reliance Common Stock electing Stock Election Shares will be converted into the right to receive the Per Share Stock Distribution and all Cash Election Shares and No Election Shares will be converted into the right to receive the Per Share Cash Distribution.

         The Pro Rata Basis shall be calculated for each record holder of Reliance Common Stock as a fraction, the numerator of which equals the number of shares of Reliance Common Stock held of record by such Reliance shareholder which were designated as Cash Election Shares and the denominator of which equals the total number of shares of Reliance Common Stock designated as Cash Election Shares multiplied by the number of shares necessary to be converted into Stock Designee Shares so that the Stock Election Shares plus the Stock Designee Shares equals the Stock Amount. The number of shares of Reliance Common Stock converted on the Pro Rata Basis for each shareholder shall be rounded up to the next higher whole share.

         The extent to which elections by holders of shares of Reliance Common Stock will be accommodated will depend upon the respective number of shares of Reliance Common Stock electing cash or stock (or making no election). Accordingly, a holder of shares of Reliance Common Stock who elects cash may instead receive a combination of cash and shares of St. Francis Common Stock, and a holder of shares of Reliance Common Stock who elects to receive a combination of cash and shares of St. Francis Common Stock may instead receive a different combination of cash and shares of St. Francis Common Stock. In addition, if so directed by St. Francis, the Exchange Agent may alter the selection and allocation procedures in order to ensure that all of the conditions to consummation of the Merger set forth in the Merger Agreement may be complied with. Because the tax consequences of receiving cash, St. Francis Common Stock or a combination of cash and St. Francis Common Stock will differ, shareholders of Reliance are urged to read carefully the information under "--Certain Federal Income Tax Consequences," and to consult with their own tax advisors before returning the Election Form.

         Notwithstanding the selection and allocation procedures described above, the Merger Agreement provides that no particular Cash Election Shares will be selected to receive or will be allocated St. Francis Common Stock if such selection or allocation would threaten satisfaction of any of the conditions to consummation of the Merger.

ISSUANCE OF STOCK AND PAYMENT OF CASH

         General. On or shortly after the Effective Time, St. Francis will deliver to the Exchange Agent certificates representing the number of shares of St. Francis Common Stock issuable and the amount of cash payable in the Merger. The Exchange Agent will not be entitled to vote or exercise any rights of ownership with respect to the shares of St. Francis Common Stock held by it pursuant to the Merger Agreement, except that it will receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the persons entitled thereto.

         Exchange of Certificates; Delivery of St. Francis Common Stock and Cash. At the Effective Time, holders of certificates representing shares of Reliance Common Stock will cease to have any rights as shareholders of Reliance and will have only the right to receive the cash or shares of St. Francis Common Stock into which their shares of Reliance Common Stock are to be converted. No holder of certificates formerly representing shares of Reliance Common Stock will be entitled to receive either cash or shares of St. Francis Common Stock until the certificates are properly surrendered and delivered to the Exchange Agent, and no interest will accrue in respect thereof. Each share of St. Francis Common Stock for which shares of Reliance Common Stock are exchanged in the Merger will be deemed to have been issued at the Effective Time. Accordingly, Reliance shareholders who receive St. Francis Common Stock in the Merger will be entitled to vote their shares and to receive any dividends or other distributions, without interest, that may be payable to holders of record of St. Francis Common Stock after the Effective Date, except that no such dividend will be remitted until the certificates representing Reliance Common Stock have been properly surrendered and delivered to the Exchange Agent.

         Until so surrendered, each certificate that before the Effective Time represented outstanding shares of Reliance Common Stock will, except as otherwise provided in the Merger Agreement, be deemed to evidence ownership of the number of shares of St. Francis Common Stock or the right to receive the amount of cash into which the same has been converted in the Merger. After the Effective Time, there will be no further transfers on the records of Reliance of certificates theretofore representing Reliance Common Stock and, if such certificates are presented to Reliance for transfer, they will be canceled against delivery of certificates for St. Francis Common Stock or cash, as the case may be.

         Within five business days after the allocation described above under "--Election and Allocation Procedures," the Exchange Agent will distribute shares of St. Francis Common Stock and cash with respect to shares of Reliance Common Stock which have been properly surrendered and delivered to the Exchange Agent. No dividends that have been declared on the shares of St. Francis Common Stock will be remitted with respect to shares of Reliance Common Stock that have been converted into shares of St. Francis Common Stock in the Merger until the certificate or certificates previously representing shares of Reliance Common Stock have been surrendered to the Exchange Agent, at which time such dividends will be remitted to such person, without interest. Stock certificates will not be delivered for fractional shares resulting from the exchange of Reliance Common Stock for St. Francis Common Stock. Instead, each holder of Reliance Common Stock who would otherwise be entitled to a fractional share will receive in lieu thereof cash in an amount equal to the value of such fractional share based upon the St. Francis Average Stock Price.

         Neither St. Francis, Reliance nor the Exchange Agent will be liable to any former holder of shares of Reliance Common Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

REPRESENTATIONS AND WARRANTIES

         The Merger Agreement contains various customary representations and warranties relating to, among other things: (a) each of St. Francis' and Reliance's organization and similar corporate matters; (b) each of St. Francis' and Reliance's capital structure; (c) authorization, execution, delivery, performance and enforceability of the Merger Agreement and related matters; (d) conflicts under charters or bylaws, required consents or approvals and violations of any agreements, instruments or laws; (e) documents filed by each of St. Francis and Reliance with the Commission and the accuracy of information and financial statements contained therein; (f) absence of certain material adverse events, changes or effects; (g) undisclosed liabilities; (h) the accuracy of information supplied by each of St. Francis and Reliance in connection with the Registration Statement and this Proxy Statement/Prospectus;
(i) retirement and other employee plans and matters relating to the Employee Retirement Income Security Act of 1974, as amended; (j) regulatory filings; (k) litigation; (l) compliance with law, including environmental law; (m) tax returns and audits, and (n) asset quality, loan portfolio matters and investment portfolio matters.

CERTAIN COVENANTS

         Recognition of Reliance Contributions. St. Francis has agreed to install a plaque in the branch office serving former Reliance Savings Bank customers to memorialize Reliance's service to the community and to provide customer continuity in the context of the Merger. Ms. Barnharst will manage the office servicing the accounts of former Reliance Savings Bank customers for the purpose of dealing at a local level with such marketing, competitive and other issues as may be particular to Reliance Savings Bank's market area. Subsequent to the Merger, St. Francis will consult with an Advisory Board comprised of former directors of Reliance Savings Bank, to attempt to ensure the continuity necessary to achieve the goal of uninterrupted, locally responsive service to Reliance Savings Bank's customers and market area.

         No Solicitation. The Merger Agreement provides that Reliance and its subsidiaries will not: (a) initiate, solicit or encourage inquiries or proposals with respect to the purchase of all or a substantial part of the assets or equity of Reliance or any of its subsidiaries, except as contemplated by the Merger Agreement; or (b) except to the extent required for the discharge by the Reliance Board of its fiduciary duties as advised in writing by legal counsel, furnish any information relating to, or participate in any negotiations or discussions concerning, any such inquires or proposals. The Merger Agreement provides that Reliance will notify St. Francis upon receipt of any such inquires or proposals.

         Employee Benefit Plans. St. Francis has agreed that employees and officers of Reliance and its subsidiaries who are employed by St. Francis or its subsidiaries following the Merger will be immediately entitled to participate in St. Francis' pension, welfare and employee benefit plans (including without limitation, group hospitalization, medical, life and disability insurance plans, severance plans, qualified retirement, ESOP and savings plans, stock option plans and management recognition plans) on the same terms as similarly situated employees and officers of St. Francis and its subsidiaries, giving effect to years of service with Reliance and its subsidiaries as if such service were with St. Francis for all purposes, including without limitation, for purposes of vesting and eligibility (except for St. Francis' retirement plan, in which case giving effect to years of service shall be for eligibility and vesting purposes only and not for benefit accrual purposes). Any expenses incurred by an employee of Reliance or its subsidiaries under its welfare benefit plans (such as deductibles or co-payments) will be counted for all purposes under the St. Francis plans. St. Francis will waive any pre-existing condition exclusions for conditions existing at the Effective Time, and actively at work requirements for periods ending at the Effective Time, contained in the St. Francis plans as they apply to employees of Reliance and its subsidiaries and former employees and their dependents, provided that St. Francis' waiver of pre-existing conditions shall not extend to any condition which has prevented an employee's coverage under comparable benefit plans of Reliance or Reliance Savings Bank.

         St. Francis has sole discretion with respect to the determination whether to terminate, merge or continue any employee benefit plan or program of Reliance or any of its subsidiaries (other than the Reliance ESOP, the Reliance Pension Plan or the Reliance Directors' Retirement Plan); provided, however, that St. Francis must continue to maintain Reliance plans other than stock-based incentive plans and the tax-qualified plans of Reliance until employees of Reliance are able to participate in similar plans of St. Francis. In addition, St. Francis must maintain post-retirement medical and health coverage no less favorable than that maintained by Reliance at the Effective Time with respect to former and current officers, employees and non-employee directors of Reliance and Reliance Savings Bank, and their dependents, who satisfied the requirements for coverage under such program.

         Employees and officers of Reliance and its subsidiaries who become employees and officers of St. Francis also will receive compensation arrangements and fringe benefits as are provided to St. Francis' employees and officers, as described under "--Interests of Certain Persons in the Merger" and "--Effect on Reliance Employee Benefit Plans." The treatment under the Merger Agreement of the holders of Reliance stock options also is described therein.

         Best Efforts to Consummate Merger. St. Francis and Reliance have each agreed to use their best efforts in good faith to take or cause to be taken all action necessary to consummate the Merger as promptly as practicable.

CONDITIONS TO EACH PARTY'S OBLIGATIONS

         The respective obligations of St. Francis and Reliance to effect the Merger are subject to certain conditions, including the following:

         (a) approval of the Merger by holders of a majority of the issued and outstanding shares of Reliance Common Stock;

         (b) procurement of all regulatory approvals and consents required for the Merger and the expiration of all waiting periods in connection therewith;

         (c) no discovery by St. Francis or Reliance of a material adverse change with respect to the business of the other;

         (d) verification that Reliance's net worth immediately preceding the Effective Time (computed as described further herein) is not less than Reliance's net worth as of March 31, 1998. For purposes of this condition to closing, Reliance's net worth shall be computed as the sum of its total shareholders' equity plus the allowance for loan losses, but excluding any adjustments made as a result of the application of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," any adjustments made pursuant to confirming and conforming accounting and reserve policies, plus an allowance of up to $210,000 for legal, accounting and investment advisor/fairness opinion fees incurred in connection with the transactions contemplated by the Merger Agreement. Reliance's net worth, computed in accordance with the above-noted procedures of the Merger Agreement, was $22.1 million at March 31, 1998;

         (e) representations and warranties made by St. Francis in the Merger Agreement shall be true and correct in all material respects as of the Effective Time, except for those matters which in the aggregate do not have a material adverse effect on the consolidated financial condition and earnings of St. Francis, and St. Francis shall have complied with all material covenants contained in the Merger Agreement in all material respects;

         (f) the absence of any unstayed or final injunction prohibiting consummation of the Merger or of any litigation or governmental proceeding seeking to restrain, prohibit or invalidate the Merger;

         (g) receipt by St. Francis of "comfort letters" from Reliance's independent accountants with respect to facts concerning the financial condition of Reliance;

         (h) receipt by each party of an acceptable legal opinion as is customary in a transaction of this kind;

         (i) the representations and warranties made by Reliance in the Merger Agreement shall be true and correct in all material respects as of the Effective Time, except for those matters which in the aggregate do not have a material adverse effect on the consolidated financial condition and earnings of Reliance and Reliance shall have complied with all material covenants contained in the Merger Agreement in all material respects;

         (j) the effectiveness of the Registration Statement filed with the Commission and compliance by St. Francis with all "Blue Sky" requirements necessary to consummate the transactions contemplated by the Merger;

         (k) St. Francis' Board of Directors shall by appropriate resolution have authorized and reserved the required number of shares of St. Francis Common Stock to be issued pursuant to the Merger and the shares of Common Stock to be issued upon consummation of the Merger shall have been authorized for listing on the NASDAQ National Market System subject to official notice of issuance;

         (l) Reliance shall have received an opinion from Baird, dated as of the date of the Proxy Statement/Prospectus, to the effect that, subject to the terms, conditions and qualifications set forth therein, the consideration to be paid by St. Francis to Reliance shareholders pursuant to the Merger is fair to such shareholders from a financial point of view;

         (m) receipt by Reliance and St. Francis from legal counsel of an opinion, dated the Effective Time, to the effect that for federal income tax purposes:

                  (i) the Merger will constitute a reorganization within the meaning of Section 368 of the Code; and

                  (ii) with respect to counsel's opinion to Reliance only (except for cash in lieu of a fractional share interest paid to holders of Reliance Common Stock and cash paid to those holders of Reliance Common Stock who receive the Per Share Cash Distribution):

                          (x) no gain or loss will be recognized by a holder of Reliance Common Stock upon conversion in the Merger of such stock into St. Francis Common Stock,

                          (y) the basis of the shares of St. Francis Common Stock to be received by a shareholder of Reliance will be the same as such shareholder's basis in the Reliance Common Stock exchanged therefor, and

                          (z) the holding period of the St. Francis Common Stock received in the Merger by a holder of Reliance Common Stock exchanged therefor will include the period during which such holder held the Reliance Common Stock therefor, provided that such Reliance Common Stock was held as a capital asset immediately before the Effective Date; and

         (n) the absence of any Environmental Condition (as defined in the Merger Agreement) with respect to any Real Property of Reliance (as defined therein) which is likely to have a material adverse effect (as defined therein) on St. Francis.

REGULATORY APPROVALS

         The Merger and the Bank Merger are subject to the prior approval of the OTS under the Home Owners' Loan Act of 1933, as amended (the "HOLA") and the regulations adopted under the HOLA, and the Bank Merger is subject to review by the WDFI under Chapter 214 of the Wisconsin Statutes and administrative rules and regulations promulgated thereunder. An application for approval of the Merger and related transactions was filed with the OTS on August 31, 1998. On ___________, 1998, the OTS deemed the application complete and sufficient for further processing and review. Under applicable OTS regulations, the OTS reviews the financial, managerial, competitive, legal, disclosure, accounting and tax aspects of the transactions. In addition, the OTS has the responsibility by statute and regulation to review the performance of all involved institutions in meeting their responsibilities under the Community Reinvestment Act ("CRA"). No protest of the Merger has been filed with the OTS under the CRA as of the date of this Proxy Statement/Prospectus.

         A copy of the application was filed with the WDFI on August 31, 1998. In connection with its review of the application, the WDFI may conduct such investigations as it deems appropriate, and may impose conditions to its approval of the transactions. As of the date of this Proxy Statement/Prospectus, review of the application submitted to the WDFI had not yet been completed.

         Under the terms of the Merger Agreement, the obligation of each of St. Francis and Reliance to consummate the Merger and related transactions is conditioned upon the receipt of all requisite regulatory approvals (as defined in the Merger Agreement), including the approval of the OTS and the WDFI. There can be no assurance that such approvals or action will not be conditioned upon matters that would cause the parties to change the structure of the Bank Merger from that presently contemplated by St. Francis and Reliance, or to abandon the Merger, or that no action will be brought challenging such approvals or action, including a challenge by the United States Department of Justice or a state attorney general, or, if such a challenge is made, the result thereof. The obligations of St. Francis and Reliance to consummate the Merger also were conditioned upon waiver by the Board of Governors of the Federal Reserve System ("FRB") of their requirement for receipt of an application under the Bank Holding Company Act of 1956, as amended (pursuant to the waiver authority under 12 C.F.R. ss.225.12), which waiver was granted by the FRB on September 11, 1998.

         St. Francis and Reliance are not aware of any governmental approvals or actions that may be required for consummation of the Merger except as described above. Should any such further approval or action be required, it is presently contemplated that such approval or action would be sought. There can be no assurance, however, that any such approval or action, if needed, could be obtained and would not be conditioned in a manner that would cause the parties to abandon the Merger.

CONDUCT OF BUSINESS PENDING MERGER

         The Merger Agreement contains certain restrictions regarding the conduct of Reliance's and St. Francis' business pending consummation of the Merger. In particular, Reliance has agreed that, before the Effective Time, except as permitted by the Merger Agreement or as otherwise consented to by St. Francis, it will (i) conduct its business and operate only in the usual ordinary course of business in accordance with prudent and sound banking practices; (ii) maintain an allowance for loan losses deemed to be adequate based on GAAP; (iii) remain in good standing with all applicable federal and state regulatory authorities and preserve its existing banking locations; (iv) use its best efforts to retain the services of its present officers and employees; (v) maintain insurance covering the performance of its and their duties by its and their directors, officers and employees; (vi) take no action which would adversely affect or delay the ability of Reliance or St. Francis to obtain any necessary approvals, consents or waivers of any governmental authority required for the transactions contemplated by the Merger Agreement and use its best efforts to obtain all written consents and approvals from third parties necessary in order to consummate the Merger; (vii) consult with St. Francis prior to acquiring any interest in real property (except in the ordinary course of business) and before entering into any contract or agreement having a term of more than one year; (viii) take no action which would cause the termination or cancellation by the FDIC of insurance in respect of Reliance's deposits; (ix) cooperate with St. Francis in providing timely notice to Reliance's data processor to facilitate the continued customer account data processing; (x) cause all materials and other internal, nonpublic financial and business

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information obtained by it from St. Francis to be treated confidentially; and
(xi) consult with St. Francis about any proposed settlement or lack thereof, or any disposition of, any litigation matter in which it is or becomes involved and the amount involved exceeds $50,000; (xii) within five business days of the Effective Time, consult with St. Francis regarding such accruals, reserves, charges, and changes in accounting and reserve policies as may be necessary to conform Reliance's practices in those areas with those of St. Francis and to recognize for financial accounting purposes the expenses related to the Merger;
(xiii) provide St. Francis, its representatives and agents, with access to books, records, and facilities at all times during normal business hours; (xiv) cause its Board of Directors, subject to their fiduciary duties, to recommend approval of the Merger to the Reliance shareholders; (xv) cause such severance and termination benefits as may be payable in connection with the Merger not to exceed the level of payments and benefits which would be deductible under
Section 280G of the Code, giving effect to any obligations of St. Francis and its subsidiaries; (xvi) obtain and deliver to St. Francis signed Voting Agreements obligating each of Reliance's executive officers and directors in their individual capacities not to dispose of any shares of Reliance Common Stock beneficially owned by them (subject to certain exceptions set forth in the Voting Agreements) and to vote all such shares in favor of the Merger; (xvii) advise St. Francis promptly and in writing of any fact or document which if existing or known as of the date of execution of the Merger Agreement would have been set forth, disclosed or made available to St. Francis or which would have made any of Reliance's disclosures, representations or warranties in the Merger Agreement materially untrue; and (xviii) use its best efforts to cause the conditions to the Merger Agreement to be satisfied.

         In addition, Reliance has agreed that it will not, directly or indirectly, initiate, solicit or knowingly encourage or take any other action to facilitate knowingly, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (as defined below), or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain an Acquisition Proposal or agree to or endorse any Acquisition Proposal, or authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it to take any such action, and notify St. Francis orally and in writing of all relevant details relating to all inquiries and proposals which it or any such officer, director, employee, investment banker, financial advisor, attorney, accountant or other representative may receive relating to any of such matters. However, the Merger Agreement provides that this provision will not prohibit the Reliance Board from taking any of the foregoing actions necessary to fulfill their fiduciary obligations. "Acquisition Proposal" shall mean any of the following involving Reliance (other than the transactions contemplated hereunder): (a) any merger, consolidation, share exchange, business combination or other similar transaction; (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of Reliance in a single transaction or series of transactions; (c) any tender offer or exchange offer for 10% or more of the outstanding shares of capital stock of Reliance or the filing of a registration statement under the Securities in connection therewith; or (d) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

         Furthermore, Reliance has agreed that, before the Effective Time, except as permitted by the Merger Agreement or as otherwise consented to by St. Francis, it will not: (i) amend its Articles of Incorporation, Charter or Bylaws; (ii) except in connection with the exercise of options, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock, or issue or grant any stock options, warrants, rights, calls or commitments of any character calling for or permitting the issue or sale of its capital stock; (iii) make payment of any form of cash or other dividend, or institute any other form of dividend or distribution, with respect to Reliance's capital stock; (iv) increase or reduce the number of shares of its capital stock issued or outstanding by repurchase, split-up, reverse split, reclassification, distribution of stock dividends, or change of par or stated value; (v) make or grant any general or individual wage or salary increase or fringe benefit increase except for general salary and wage adjustments now in progress, or, as part of the conduct of a normal salary administration program consistent with past practices, increase in any manner the compensation or fringe benefits of any of its directors, officers or employees, or pay any bonus, pension or retirement allowance to any such directors, officers or employees, or become a party to, adopt, amend or otherwise modify or make any contribution outside the ordinary course of business to any compensation and benefit plan, any bonus, pension, profit sharing, retirement or other compensation plan or enter into any contract of employment with any officer which is not terminable at will without cost or other liability, or enter into, modify, or renew (for a term longer than the prior term) any contract, agreement, commitment or arrangement providing for the payment to any director, officer or employee of such party of compensation or benefits contingent, or the terms of which are materially altered, upon the occurrence of any of the transactions contemplated by the Merger Agreement; provided however, that (x) the annual compensation of officers employed by Reliance and Reliance Savings Bank as of July 1, 1998 may be increased effective as of such date in a manner consistent with prior practice of Reliance and Reliance Savings Bank, provided that the combined amount of the annual increase put into effect for all such officers shall not exceed, in the aggregate, 5% of the total amount paid to such officers for the year ended June 30, 1998, and (y) Reliance and Reliance Savings Bank may pay to their employees year-end bonuses for the 1998 fiscal year in a manner and amount consistent with prior practices of Reliance and Reliance Savings Bank; (vi) incur any obligations or liabilities or make any capital expenditures except in the ordinary course of business or make any equity investment or commitment to make such an investment in real estate or in any real estate development project;
(vii) mortgage, pledge or subject to any material lien, charge, permit a security interest on, or encumber any of its assets, properties or other rights;
(viii) transfer or lease any of its or their assets or property except in the ordinary course of business, or close any banking office, or file any application to relocate or terminate the operations of any of its offices; (ix) transfer or grant any rights under any leases, licenses or agreements, other than in the ordinary course of business; (x) other than with respect to loan transactions (including, without limitation, letters of credit and purchase of leases), and other than with respect to sales of real estate owned for less than $25,000, make or enter into any transaction, contract or agreement or incur any other commitment where the amount involved exceeds $50,000 or the term exceeds one year; (xi) incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, except for deposit liabilities and except for indebtedness incurred for liquidity purposes in the ordinary course of business; (xii) cancel or compromise any debt or claim which has not previously been charged off other than in the ordinary course of business; (xiii) enter into any transaction other than in the ordinary course of business or enter into any new, or materially alter or expand any present, line of business or change any of its methods of accounting; (xiv) take any action which constitutes a breach or default of its obligations under the Merger Agreement or cause any of the other conditions set forth in the Merger Agreement to fail; (xv) make or commit to any loan over $150,000; (xvi) purchase or commit to purchase any bulk loan servicing portfolio; (xvii) make any payment to any director, officer, employee or independent contractor in connection with or as a result of transactions contemplated by the Merger Agreement, or otherwise, which is not deductible to Reliance or is not an ordinary business expense for travel, meals or entertainment in connection with Reliance's business (exclusive of payments of the expenses of Reliance's professional advisors); (xviii) take or cause to be taken any action which would disqualify the Merger as a tax-free reorganization under Section 368 of the Code; or (ix) fail to comply in any material respect with any laws, regulations or governmental actions applicable to it or to the conduct of its business.

         St. Francis has agreed that it will: (i) conduct its business and operate in accordance with prudent and sound banking and business practices;
(ii) use its best efforts to remain in good standing with all applicable banking regulatory authorities; (iii) take all actions necessary to have the shares of St. Francis Common Stock to be delivered in exchange for Reliance Common Stock qualified or registered for offering and sale, or to identify and perfect an exemption therefrom, under the federal securities laws and the securities or "Blue Sky" laws of each jurisdiction within the United States in which shareholders of Reliance reside; (iv) use all reasonable efforts to cause the shares of St. Francis Common Stock to be issued pursuant to the Merger Agreement to be approved for listing on The NASDAQ National Market System, subject to official notice of issuance; (v) generally cause all internal, nonpublic financial and business information obtained by it from Reliance which is reasonably designated as confidential at the time of delivery to be treated confidentially; (vi) file all necessary applications, notices or statements with the appropriate regulatory agencies and governmental entities for approval of the Merger and the transactions contemplated thereby; (vii) provide an employment agreement for Ms. Carol A. Barnharst, which will retain her as manager for the St. Francis office which is to serve customers formerly maintaining accounts at Reliance; (viii) honor the present provisions of the employment contract between Reliance and Mr. Allan T. Bach relating to the termination of employment following a change in control (which shall be deemed to have occurred upon consummation of the Merger); (ix) not take any action, or agree to take any action which constitutes a material breach or default of St. Francis' obligations under the Merger Agreement; (x) create an Advisory Board comprised of members of the Board of Directors of Reliance to assist in the integration of Reliance's customers and operations with those of St. Francis;
(xi) not to take or cause to be taken any action that would disqualify the Merger as a tax-free reorganization under Section 368 of the Code; and (xii) in the event of any threatened or actual claim, action, suit, proceeding or investigation, civil, criminal or administrative, including any such claim, action, suit, proceeding or investigation in which any individual who is now, or has been at any time prior to the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer or employee of Reliance or its Subsidiaries (the "Indemnified Parties"), is, or is threatened to be, made a party based on, or arising out of, or pertaining to (A) the fact that he or she is or was a director, officer or employee of the Reliance or its subsidiaries, or (B) the Merger Agreement or any of the transactions contemplated thereby, whether asserted or arising before or after the Effective Time), St. Francis will cooperate and use reasonable efforts to defend against and respond thereto, indemnifying and holding harmless, to the fullest extent permitted by law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including payment of reasonable attorney's fees and expenses and other costs in advance of the final disposition of any claim, suit, proceeding or investigation incurred by each Indemnified Party upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time).

AMENDMENT AND WAIVER

         Prior to the Effective Time of the Merger, any condition of the Merger Agreement may be waived by the party in whose favor the provision runs or may be amended or modified by an agreement in writing approved by both parties; provided, however, that after Reliance shareholder approval is obtained, no such extension, waiver, amendment or modification may adversely affect the amount of consideration to be received in the Merger by the Reliance shareholders.

TERMINATION

         The Merger Agreement may be terminated and the Merger abandoned at any time before the Effective Date, whether before or after approval by the shareholders of Reliance: (a) by written agreement between St. Francis and Reliance authorized by a majority of the entire board of directors of each; (b) by either St. Francis or Reliance, if generally the other party has failed (i) to perform and comply with, in all material respects, its agreements and covenants under the Merger Agreement; and (ii) if such failure is not remedied by the failing party within 30 days of receipt from the other of written notice of such failure; (c) by either St. Francis or Reliance, if the Merger is not consummated on or before February 28, 1999 (subject to extension to May 31, 1999, in the case of a protest to the Merger under the Community Reinvestment
Act), unless the delay is due to a breach by the party seeking to terminate; (d) by either party, if the Merger Agreement is not approved by holders of Reliance Common Stock; (e) by either party, if regulatory approvals are not obtained, unless the failure to obtain approval is due to a breach by the party seeking to terminate; (f) by St. Francis, if the St. Francis Average Stock Price is less than $32.40; (g) by St. Francis or Reliance, upon receipt of notice of changes to the other parties disclosure schedules as attached to the Merger Agreement if the terminating party reasonably determines that such changes would have a material adverse effect on the business of the other if the Merger were consummated; (h) by Reliance if its Board of Directors determines in good faith and in the exercise of reasonable judgment that a competing acquisition proposal is more favorable to Reliance and Reliance shareholders; (i) by St. Francis, if any person or group of persons other than St. Francis or its subsidiaries acquires 25% or more of Reliance's Common Stock, consummates a merger, consolidation, share exchange, business combination, or any other similar transaction with Reliance, acquires more than 50% of the assets of Reliance through sale, lease, exchange, pledge, mortgage or other form of transfer; or
(j) by St. Francis, if the Reliance Board fails to recommend approval of the transaction to Reliance shareholders for any reason other than St. Francis' material breach of representations, warranties, or covenants.

         In the event of a valid termination of the Merger Agreement, the obligations of the parties to the Merger Agreement shall terminate, and there will be no liability on the part of either party except for (i) liability for willful breach of the Merger Agreement, (ii) the termination fee, if applicable, and (iii) certain expenses under various circumstances.

MANAGEMENT AFTER THE MERGER

         The directors and officers of St. Francis and St. Francis Bank immediately prior to the Effective Time will continue as directors and officers of those respective entities thereafter. Pursuant to the Merger Agreement, Ms. Carol A. Barnharst will enter into a three-year employment agreement on the Effective Time, whereby she will become a manager of the St. Francis Bank office that will service the accounts of former Reliance Savings Bank customers. St. Francis also has agreed to elect Mr. John T. Lynch to the Board of Directors of St. Francis Bank. In addition, St. Francis will cause St. Francis Bank to create an advisory board which will consist of all current members (other than Mr. Lynch) of the Board of Directors of Reliance Savings Bank. See "--Interests of Certain Persons In The Merger."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         In considering the recommendation of the Reliance Board, shareholders should be aware that certain members of Reliance's Board and management may be deemed to have interests in the Merger in addition to their interests, if any, as holders of Reliance Common Stock.

         Severance Arrangement with Mr. Allan T. Bach. Pursuant to the Merger Agreement, St. Francis will honor the provisions of the employment agreement between Reliance Savings Bank and Mr. Allan T. Bach, President and Chief Executive Officer of Reliance, relating to a termination of employment following a change in control of Reliance, which shall be deemed to have occurred upon completion of the Merger. Pursuant to Mr. Bach's employment agreement, upon completion of the Merger, Mr. Bach shall receive severance pay for a 36-month period, based upon his highest rate of base salary within the three years preceding termination, plus one-twelfth of his total bonus and incentive compensation based on his most recently completed calendar year of employment. In addition, Mr. Bach is entitled to all retirement and other benefits in which he was vested at the time of termination. St. Francis will maintain and provide to Mr. Bach, during the 36-month period following termination (or the earlier date on which Mr. Bach obtains full-time employment with another employer that provides benefits similar to those described in the employment agreement), at no cost to Mr. Bach, his continued participation in all group insurance, life insurance, health and other accident, disability and other employee benefit plans, programs and agreements, in which he was entitled to participate immediately prior to termination, other than certain specified retirement and deferred compensation plans, individual insurance policies or stock compensation plans described in the next sentence. Mr. Bach also is entitled to receive, as additional severance benefits, a benefit determined under each retirement and deferred compensation plan or individual insurance policy maintained by Reliance and its subsidiaries, determined as if Mr. Bach were fully vested under the plan and had accumulated the additional years of credit service under the applicable plan that he would have received had he continued in employment of Reliance or its subsidiaries during the period in which he is receiving severance payments.

         If the aggregated severance payments to which Mr. Bach is entitled following the change in control would constitute "parachute payments" within the meaning of Section 280G(b)(2) of the Code, the aggregate severance benefits payable to Mr. Bach will be reduced to an amount equal to 2.99 times the average annual compensation paid to Mr. Bach during the five calendar years immediately preceding the year in which such change in control occurs. Under the terms of his employment agreement, due to the operation of the limits of Section 280G(b)(2) of the Code, Mr. Bach will receive severance payments of $499,362.

         Employment Agreement with Ms. Carol A. Barnharst. In connection with the Merger, St. Francis Bank will enter into three-year employment agreement with Ms. Carol A. Barnharst. The employment agreement is intended to ensure that Ms. Barnharst will remain with St. Francis Bank following the Merger and that she will be available to assist in integrating of the former Reliance office into St. Francis Bank's operations and then to oversee ongoing operations and marketing in the area formerly served by Reliance.

         Under the employment agreement, which will become effective upon completion of the Merger, the base salary for Ms. Barnharst will be $65,500, the same amount as her current base salary from Reliance Savings Bank. Ms. Barnharst's base salary may be increased by St. Francis Bank's Board of Directors, but may not be reduced.

In addition to base salary, the agreement provides for coverage under other St. Francis Bank incentive compensation plans and for other benefits, including participation in any group health, life, disability or similar insurance program and in any pension, profit-sharing, employee stock ownership plan, deferred compensation, 401(k) or other retirement plans maintained by St. Francis Bank. The agreement may be terminated by St. Francis Bank upon death, disability or retirement; for cause at any time; or in certain events specified by rules and regulations of the OTS. In the event of termination of Ms. Barnharst's employment by St. Francis Bank, she is entitled to severance pay (based on her then applicable base salary and her bonus and incentive compensation paid or vested for her most recently completed calendar year of employment) for the remaining unexpired term her employment agreement, together with other compensation and benefits in which she was vested at the termination date. However, if the employment of Ms. Barnharst, pursuant to her employment agreement with St. Francis Bank, is terminated on or before six months following the effective date of the agreement, which is expected to be the closing date of the Merger, (i) by her for any reason other than disability, retirement or death, or (ii) by St. Francis or any of its subsidiaries for any reason other than cause, disability, retirement or death, Ms. Barnharst will be entitled to receive amounts and benefits that are not less than all amounts and benefits which she would have received under her prior employment agreement with Reliance Savings Bank (less amounts received previously under her employment agreement with St. Francis Bank).

         The agreement also provides for severance payments if Ms. Barnharst's employment terminates following a change in control. Under the agreement, a "Change in Control" is generally defined to include any change in control with respect to St. Francis Bank or St. Francis which is required to be reported under the federal securities laws, as well as (i) the acquisition by any person of 25% or more of St. Francis' outstanding voting securities, or (ii) a change in a majority of the directors of St. Francis during any two-year period without the approval of at least two-thirds of the persons who were directors at the beginning of such period. In the event of termination following a Change in Control, Ms. Barnharst shall receive severance pay (based upon her average annual compensation for the three years preceding termination) for the remaining term of the employment agreement. In addition, if the aggregate severance benefits following a Change in Control would constitute "parachute payments" within the meaning of Section 280G(b)(2) of the Code, the severance benefits payable to Ms. Barnharst will be reduced to an amount equal to the present value of 2.99 times the average annual compensation paid to the executive during the five calendar years immediately preceding the year in which such Change in Control occurs. If total payments following a Change in Control were to constitute excess parachute payments under Section 280G of the Code, it could result in the imposition of an excise tax on the recipient and denial of an income tax deduction to St. Francis Bank and St. Francis for such excess amounts.

         Reliance Stock Options. Pursuant to the Merger Agreement, the holders of all outstanding and unexercised options to purchase shares of Reliance Common Stock granted by Reliance under the Reliance Bancshares, Inc. 1997 Stock Option Plan (the "Reliance Option Plan"), whether or not the options are then exercisable under the terms of the Reliance Option Plan, will receive in replacement of their options to purchase Reliance Common Stock either:

         (a) cash in an amount equal to the excess of the Per Share Cash Distribution over the exercise price of the option, multiplied by the number of shares subject to such option; or

         (b) in the case of option holders who, by reason of their employment or other status with St. Francis Savings Bank after consummation of the Merger, would be eligible to participate in St. Francis' option plans, may elect to have their Reliance options converted into options to purchase shares of St. Francis Common Stock (rather than cash) in an amount and at a price adjusted to reflect the per share consideration received in the Merger by holders of Reliance Common Stock.

Subject to the foregoing, each option to buy shares of Reliance Common Stock will terminate upon consummation of the Merger. The determination of whether a Reliance option will be converted into the right to receive cash or a substitute St. Francis option will be made by each eligible option holder.

         In April 1988, Mr. Allan T. Bach, Ms. Carol A. Barnharst, Mr. O. William Held, Mr. John T. Lynch and Ms. Marjorie A. Spicuzza each were granted options to purchase Reliance Common Stock with respect to 5,000 shares (at an exercise price of $9.25 per share), which option grants are contingent upon completion of the Merger ("Contingent Option Grants"). If the Merger is not consummated, the recipients must forfeit the Contingent Option Grants.

         As of October 31, 1998, directors and officers as a group held options outstanding on _________ shares of Reliance Common Stock under the Reliance Option Plan with an average exercise price of $_____. In connection with the Merger, and assuming the St. Francis Average Stock Price is $________, the executive officers and directors, consisting of Allan T. Bach, Carol A. Barnharst, John T. Lynch, O. William Held, and Marjorie A. Spicuzza could receive, if they choose to exchange their vested options (including the Contingent Option Grants) for cash, $_______, $_______, $______, $______,
$______, $______ and $______, respectively. The Merger Agreement does not restrict the exercisability, before the Merger, of options for Reliance Common Stock, other than the Contingent Option Grants, that were granted under existing Reliance benefit plans.

         Shareholders of Reliance who have entered into the Voting Agreements may not sell, assign, transfer or otherwise dispose of, or permit to be sold, assigned, transferred or otherwise disposed of, any shares of Reliance Common Stock owned of record or beneficially by such shareholder, whether such shares of Reliance Common Stock are owned of record or beneficially by such shareholder on the date of the Voting Agreement or are subsequently acquired, whether pursuant to the exercise of stock options or otherwise, except (i) for transfers by will or by operation of law (in which case the Voting Agreement would bind the transferee), (ii) for sales, assignments, transfers or other dispositions necessitated by hardship with the prior written consent of St. Francis, or (iii) as St. Francis may otherwise agree in writing.

         Retiree Medical Coverage. Following consummation of the Merger, St. Francis will maintain post-retirement medical and health coverage no less favorable than that maintained by Reliance prior to the Merger with respect to former and current officers and employees, and current non-employee directors of Reliance and Reliance Savings Bank, and their dependents, who satisfy the requirements for coverage under the Reliance Post-Retirement Medical Plan (the "Reliance Retiree Medical Coverage Program"), adopted by Reliance Savings Bank in October 1983. Pursuant to the Reliance Retiree Medical Coverage Program, eligible participants and their dependents receive supplemental medical, hospital and dental insurance for life, so long as they are not employed by another employer after retirement. As of the date of this Proxy Statement/Prospectus, six individuals are eligible to participate in the Reliance Retiree Medical Coverage Program, including Directors Lynch, Held and Spicuzza, and Ms. Barnharst. Mr. Bach is not eligible to participate in the Reliance Retiree Medical Coverage Program.

         Advisory Board. Pursuant to the Merger Agreement, St. Francis will create an advisory board to assist in, and advise with respect to, the integration of Reliance's operations and customer base with those of St. Francis. The advisory board will consist of all current members of the Board of Directors of Reliance Savings Bank, other than Director John T. Lynch, all of whom will receive an annual retainer of $10,000. The Advisory Board is initially scheduled to meet with the same frequency as the St. Francis Bank Board. In addition, St. Francis intends to designate Ms. Carol A. Barnharst as the Advisory Board's liaison for purposes of reporting to the Board of Directors of St. Francis Bank. The Advisory Board will remain in existence for at least three years following the Effective Date, and thereafter as may be determined by St. Francis. See "Compensation of Executive Officers and Directors" for a description of the compensation arrangements with members of the Board of Directors of Reliance Savings Bank.

         Appointment to St. Francis Bank Board of Directors. The Merger Agreement provides that as soon as practicable following the Bank Merger, St. Francis will appoint Mr. John T. Lynch to the Board of Directors of St. Francis Bank.

EFFECT ON RELIANCE EMPLOYEE BENEFIT PLANS

         General. Each person employed by Reliance prior to the Effective Date who remains an employee of St. Francis following the Effective Date (each, a "Continued Employee") shall be entitled to participate on the same basis as similarly situated employees of St. Francis in whatever employee benefit plans are in effect for employees of St. Francis (the "St. Francis Plans"). Such participation shall be subject to the terms of the St. Francis Plans in effect from time to time. Each St. Francis Plan, other than St. Francis' qualified retirement plans, shall recognize credit for all purposes for each Continued Employee's term of service with Reliance. Qualified retirement plans will recognize service with Reliance for purposes of determination of participation rights and vesting rights but not for purposes of benefit accrual.

         RRP. Reliance Savings Bank maintains the RRP for certain executive officers of Reliance. Unvested shares of Reliance Common Stock awarded pursuant to the RRP will become vested upon the Effective Date of the Merger. Such shares of Reliance Common Stock will be converted into the right to receive the Per Share Cash Distribution or Per Share Stock Distribution in the same manner as all other outstanding shares of Reliance Common Stock. In addition, in April 1998, Mr. Bach and Ms. Barnharst each were granted RRP awards with respect to 10,257 shares, which awards are contingent upon completion of the Merger (the "Contingent RRP Awards"). If the Merger is not consummated, Mr. Bach and Ms. Barnharst must forfeit the Contingent RRP awards.

         Of the 59,436 RRP shares granted to Mr. Bach, 32,786 have vested and 26,650 will vest as a result of the Merger (including the Contingent RRP Awards). Of the 43,057 RRP shares granted to Ms. Barnharst, 21,867 have vested and 21,190 will vest as a result of the Merger (including the Contingent RRP Awards). Assuming the per share fair value of the RRP shares upon vesting is $________ (the "St. Francis Average Stock Price" as of December __, 1998), the approximate economic effect of the accelerated vesting of the Reliance Common Stock awarded to the certain executives of Reliance would be as follows: Mr. Bach, $_____, and Ms. Barnharst, $_____. The RRP will be terminated as soon as practicable after the Effective Time.

         Reliance Option Plan. The Merger Agreement provides that St. Francis will assume Reliance's obligations under the Reliance Option Plan. Holders of options granted under the Reliance Option Plan to buy shares of Reliance Common Stock that have not been exercised before the Effective Date, whether or not such options are exercisable, will be entitled to receive, at the option holder's election, (i) cash in an amount equal to the difference between the Per Share Cash Distribution and the exercise price of such option, whereupon such option shall terminate, or (ii) in replacement of their options to purchase Reliance Common Stock, an option to purchase St. Francis Common Stock on the same terms as the option to purchase shares of Reliance Common Stock, in an amount and at a price appropriately adjusted to reflect the Per Share Stock Consideration received in the Merger by holders of Reliance Common Stock.

         As of October 31, 1998, directors and executive officers as a group held options outstanding on _____ shares of Reliance Common Stock under the Reliance Option Plan with an average exercise price of $_____. See "--Interests of Certain Persons in the Merger" for a further discussion of the treatment of Reliance optionees. The Merger Agreement does not restrict the exercisability, before the Merger, of options for shares of Reliance Common Stock that were granted under the Reliance Option Plan. Also, the Merger Agreement does not restrict the ability of an option holder to sell, before the Merger, shares of Reliance Common Stock obtained after exercise of an option (unless the individual is a party to one of the Voting Agreements).

         Reliance ESOP and Reliance Pension Plan. Reliance maintains two qualified plans for eligible employees of Reliance, the Reliance Savings Bank Employee Stock Ownership Plan (the "Reliance ESOP") and the Financial Institutions Retirement Fund ("the Reliance Pension Plan"). As of the Effective Date, the Reliance ESOP and the Reliance Pension Plan will be terminated. Participants in the Reliance ESOP and the Reliance Pension Plan will begin participation in the St. Francis qualified plans as of the Effective Date of the Merger. The participation of Continued Employees in the St. Francis qualified plans will be on the same basis as similarly situated employees of St. Francis. For purposes of vesting and eligibility, St. Francis' qualified plans will recognize credit for service with Reliance.

         When it was established, the Reliance ESOP obtained a loan from Reliance for the purpose of acquiring shares of Reliance Common Stock. As of October 31 1998, the Reliance ESOP Trust held ________ shares of Reliance Common Stock. As of that date, a total of _______ of such shares were allocated to the accounts of participating employees and the remaining ________ shares were unallocated and pledged as collateral security for the aforementioned loan obtained to finance their purchase. On the Effective Date, all allocated and unallocated shares of Reliance Common Stock held by the Reliance ESOP will be converted into the right to receive the Per Share Cash Distribution. The Per Share Cash Distribution received by the Reliance ESOP in the Merger with respect to unallocated shares of Reliance Common Stock will be applied to prepay the remainder of the Reliance ESOP's outstanding loan in the principal amount of $________. Thereafter, the obligation of Reliance to make further contributions to the Reliance ESOP for purposes of debt amortization would be extinguished, and any Per Share Cash Distribution with respect to the unallocated shares remaining after the prepayment would be allocated among the ESOP accounts of eligible Reliance ESOP participants. All ESOP participants shall fully vest in their ESOP accounts as of the Effective Time.

     Non-Qualified Deferred Retirement Plan for Directors. St. Francis shall assume the obligations of Reliance under the Reliance Savings Bank Non-Qualified Deferred Retirement Plan for Directors (the "Directors' Retirement Plan") and shall continue to perform and satisfy the terms and obligations thereof, following the Effective Time of the Merger. Pursuant to the Directors' Retirement Plan, directors can elect to defer receipt of all or any portion of their directors' fees payable in each calendar year (the "Deferred Benefit"). In addition, each director also is eligible to receive a "Service Credit Benefit" upon retirement from active service on the Reliance Board. Each director receives one serve credit for each full year of service on the Reliance Board, with a maximum of five service credits. The "Service Credit Benefit" for each director equals $10,000 for each service credit received. Directors Bach, Held, Lynch and Barnharst each have accumulated four years of service under the Deferred Retirement Plan. Director Spicuzza does not participate in the Deferred Retirement Plan. Pursuant to the Merger Agreement, the transactions contemplated by the Merger Agreement constitute a change of control of Reliance under the Directors' Retirement Plan, and therefore, the interests of each of Directors Bach, Held, Lynch and Barnharst with respect to their four years of Service Credit Benefits ($40,000 each) shall be vested in full as of the Effective Time of the Merger. To date, none of the participants in the Directors' Retirement Plan have elected to defer directors' fees and accordingly, no Deferred Benefits have accrued thereunder. Reliance Savings Bank owns a life insurance policy on each participating director representing his or her interest under the Directors' Retirement Plan.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         The following is a summary description of the material federal income tax consequences of the Merger and the Bank Merger. This summary is not a complete description of all of the consequences of the Merger and the Bank Merger and, in particular, does not address federal income tax considerations that may affect the treatment of certain holders, such as financial institutions, broker-dealers, life insurance companies, tax-exempt organizations, investment companies, foreign taxpayers, holders which, on the Effective Date of the Merger already own St. Francis Common Stock, individuals who acquired Reliance Common Stock pursuant to employee stock options or otherwise as compensation, and other special status taxpayers. Holders should be aware that the federal income tax rate for individuals on long-term capital gains may be significantly lower than the rate imposed on ordinary income or short-term capital gain. No information is provided herein with respect to the tax consequences of the Merger to any holder or party under applicable foreign, state or local laws. Consequently, each Reliance holder is advised to consult a tax advisor as to the specific tax consequences of the Merger to that holder.

     General. St. Francis has received an opinion from Michael Best & Friedrich LLP to the effect that (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and St. Francis and Reliance each will be a party to that reorganization within the meaning of Section 368(b) of the Code, and (ii) the Bank Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and Reliance Savings Bank and St. Francis Savings Bank will each be a party to that reorganization within the meaning of Section 368(b) of the Code. The opinion of Michael Best & Friedrich LLP is based upon the Code, regulations now in effect thereunder, current administrative practice and judicial authority, and certain factual representations, and is subject to various assumptions and qualifications. The opinion also is based on certain factual representations made by St. Francis, Reliance, St. Francis Savings Bank and Reliance Savings Bank (including representations concerning the satisfaction of "continuity of shareholder interest" and "continuity of business enterprise" requirements) which legal counsel does not intend to investigate or verify. A ruling from the Internal Revenue Service (the "IRS") concerning the tax consequences of the Merger will not be requested. Unlike a ruling from the IRS, an opinion of counsel is not binding on the IRS and there can be no assurance, and none is hereby given, that the IRS will not take a position contrary to counsel's opinion or that the opinion will be upheld if challenged by the IRS.

         The following discussion constitutes the opinion of Michael Best & Friedrich LLP as to the material income tax consequences of the Merger and the Bank Merger.

         Tax Treatment to St. Francis, Reliance, St. Francis Savings Bank and Reliance Savings Bank. No gain or loss will be recognized by St. Francis, Reliance, St. Francis Savings Bank and Reliance Savings Bank solely as a result of the Merger and the Bank Merger.

         Receipt of St. Francis Common Stock for Reliance Common Stock. No gain or loss will be recognized by a holder who receives solely shares of St. Francis Common Stock (except for cash received in lieu of fractional shares, as discussed below) in exchange for all of his or her shares of Reliance Common Stock. The tax basis of the shares of St. Francis Common Stock received by a holder in such exchange will be equal (except for the basis attributable to any fractional shares of St. Francis Common Stock, as discussed below) to the basis of the Reliance Common Stock surrendered in exchange therefor. The holding period of the St. Francis Common Stock received will include the holding period of shares of Reliance Common Stock surrendered in exchange therefor, provided that such shares were held as capital assets on the Effective Date of the Merger.

         Receipt of St. Francis Common Stock and Cash in Exchange for Reliance Common Stock. A holder who receives a combination of St. Francis Common Stock and cash in exchange for his or her Reliance Common Stock will not be permitted to recognize any loss for federal income tax purposes. Such a holder will recognize gain, if any, equal to the lesser of (i) the amount of cash received, or (ii) the amount of gain "realized" in the transaction. The amount of gain a holder "realizes" will equal the amount by which (i) the cash plus the fair market value on the Effective Date of the Merger of the St. Francis Common Stock received exceeds (ii) the holders' basis in the Reliance Common Stock to be surrendered in the exchange therefor. Any recognized gain could be taxed as a capital gain or a dividend, as described below. The aggregate tax basis of the shares of St. Francis Common Stock received by such holder will be the same as the aggregate basis of the shares of Reliance Common Stock surrendered in exchange therefor, adjusted as provided in Section 358(a) of the Code for the cash received in exchange for such shares of Reliance Common Stock. The holding period for shares of St. Francis Common Stock received in the Merger will be the same as the holding period for Reliance Common Stock surrendered in exchange therefor, provided that such shares were held as capital assets of the holder on the Effective Date of the Merger.

         A holder's federal income tax consequences also will depend on whether his or her shares of Reliance Common Stock were purchased at different times at different prices. If they were, the holder could realize gain with respect to some of the shares of Reliance Common Stock and loss with respect to other shares. Such holder would have to recognize such gain to the extent such holder receives cash with respect to those shares in which the holder's adjusted tax basis is less than the amount of cash plus the fair market value on the Effective Date of the Merger of the St. Francis Common Stock received, but could not recognize loss with respect to those shares in which the holder's adjusted tax basis is greater than the amount of cash plus the fair market value on the Effective Date of the Merger of the St. Francis Common Stock received. Any disallowed loss would be included in the adjusted basis of the St. Francis Common Stock. Such a holder is urged to consult his or her own tax advisor regarding the tax consequences of the Merger on that holder.

         Possible Dividend Treatment. In certain circumstances, a holder who receives cash or a combination of cash and St. Francis Common Stock in the Merger may receive ordinary dividend, rather than capital gain, treatment on all or a portion of the gain recognized by that holder. The determination of whether a cash payment has the effect of a dividend distribution is made by treating a Reliance shareholder as if such holder had received solely St. Francis Common Stock in the Merger, and St. Francis immediately thereafter redeemed a number of shares of St. Francis Common Stock equal in value to the cash consideration received. This hypothetical redemption is then tested under the provisions and limitations of Section 302 of the Code to determine whether the holder's change in ownership in St. Francis results in a dividend distribution. For purposes of this hypothetical Section 302 redemption analysis, shares of St. Francis Common Stock held by certain members of the holder's family or certain entities in which the holder has an ownership or beneficial interest and certain stock options may be aggregated with the holder's shares of St. Francis Common Stock. The amount of the cash payment that may be treated as a dividend is limited to the holder's ratable share of the accumulated earnings and profits of Reliance (or possibly of the total earnings and profits of Reliance and St. Francis) on the Effective Date of the Merger. Any gain that is not treated as a dividend will be taxed as a capital gain, provided that the holder's shares were held as capital assets on the Effective Date of the Merger. Because the determination of whether a cash payment will be treated as having the effect of a dividend will depend in part upon the facts and circumstances of each holder, holders are advised to consult their own tax advisors regarding the tax treatment of cash received in the Merger.

         Receipt of Cash in Exchange for Reliance Common Stock. A holder who receives solely cash in exchange for all of his or her shares of Reliance Common Stock, whether pursuant to exercise of dissenters' rights or otherwise (and, unless such shares also are exchanged solely for cash, does not own any Reliance Common Stock constructively under the circumstances referred to above under "-- Certain Federal Income Tax Consequences -- Possible Dividend Treatment"), and owns no St. Francis Common Stock actually or constructively, will recognize gain or loss for federal income tax purposes equal to the difference between the cash received and such holder's tax basis in the Reliance Common Stock surrendered in exchange therefor. Such gain or loss will be a capital gain or loss, provided that such shares were held as capital assets of the holder on the Effective Date of the Merger. Such gain or loss will be long-term capital gain or loss if the holder's holding period is more than one year on the Effective Date of the Merger. The Code contains limitations on the extent to which a holder may deduct capital losses from ordinary income. It is not clear whether the above treatment would apply to a holder who receives solely cash for his or her shares but who owns constructively shares of St. Francis Common Stock, or owns constructively shares of Reliance Common Stock which are not exchanged solely for cash, or whether instead the treatment referred to above under "-- Certain Federal Income Tax Consequences -- Possible Dividend Treatment" would apply. A holder in this situation is advised to consult his or her own tax advisor regarding the tax consequences to the holder.

         Cash in Lieu of Fractional Shares. A holder who holds Reliance Common Stock as a capital asset and who receives in the Merger, in exchange for such stock, solely St. Francis Common Stock and cash in lieu of a fractional share interest in St. Francis Common Stock will be treated as having received such fraction of a share of St. Francis Common Stock and then as having received cash in redemption by St. Francis of the fractional share interest. Under the IRS's present advance ruling position, since the cash is being distributed in lieu of factional shares solely for the purpose of saving St. Francis the expense and inconvenience of issuing and transferring fractional shares, and is not separately bargained-for consideration, the cash received will be treated as having been received in part or full payment in exchange for the fractional share of stock redeemed, and as capital gain or loss, not as a dividend.

         Backup Withholding; Information Reporting. The cash payments due a holder upon the exchange of such Reliance Common Stock pursuant to the Merger (other than certain exempt persons or entities) will be subject to "backup withholding" for federal income tax purposes unless certain requirements are met. St. Francis or a third party paying agent, as the case may be, must withhold 31% of the cash payments to a holder, unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) provides St. Francis or a third party paying agent, as the case may be, with his or her taxpayer identification number and completes a form in which he or she certifies that he or she has not been notified by the IRS that he or she is subject to backup withholding as a result of a failure to report interest and dividends. The taxpayer identification number of an individual is his or her Social Security number. Any amount paid as backup withholding will be credited against the holder's federal income tax liability. Holders who receive St. Francis Common Stock also must comply with the information reporting requirements of the Treasury regulations under Section 368 of the Code. Appropriate documentation for the foregoing purposes will be provided to holders with the Election Forms that will be sent to them by the Exchange Agent.

         All of the foregoing are subject to change (which change could be retroactive) and any such change could affect the continuing validity of this discussion. Since the federal income tax consequences of the Merger to a holder of Reliance Common Stock depend to a great extent on whether he or she receives St. Francis Common Stock or cash, it is important that each holder of Reliance Common Stock return the Election Form so that it is received before the Election Deadline.

ACCOUNTING TREATMENT

         St. Francis intends to treat the Merger as a "purchase" under GAAP. Under the purchase method of accounting, the assets and liabilities of Reliance will be, as of the Effective Date, recorded at their respective fair values and added to those of St. Francis. The expected excess of the consideration paid by St. Francis over the fair value of Reliance's assets and liabilities will be recorded as goodwill.

NASDAQ LISTING

         The shares of St. Francis Common Stock are listed on the NASDAQ National Market System. St. Francis has agreed in the Merger Agreement to use its best efforts to assure that the shares of St. Francis Common Stock to be issued pursuant to the Merger Agreement be authorized for listing on the NASDAQ National Market System. An application has been filed by St. Francis for listing the shares of St. Francis Common Stock issuable pursuant to the Merger Agreement on the NASDAQ National Market System.

EXPENSES

         Except as set forth below, whether or not the Merger is consummated, all expenses incurred in connection with the Merger Agreement shall be paid by the party incurring such expense. Expenses incurred in connection with the printing of the Registration Statement and this Proxy Statement/Prospectus and the cost of filing the Registration Statement with the SEC and the listing of additional shares of St. Francis Common Stock with NASDAQ shall be shared equally by St. Francis and Reliance. If the Merger Agreement is terminated by one party because of another party's breach of a representation, warranty or covenant or because of the discovery of an adverse condition with respect to the other party, then the breaching party or the party with respect to which a material adverse condition was discovered shall promptly pay its own transaction expenses and the other party's transaction expenses; provided, however, that in no event will Reliance be required to reimburse St. Francis for its fees and expenses in excess of $80,000, nor will St. Francis be required to reimburse Reliance for its fees and expenses in excess of $80,000.

VOTING AGREEMENTS

         As an inducement to St. Francis to enter into the Merger Agreement, all of the directors and executive officers of Reliance entered into voting agreements (the "Voting Agreements") to vote the shares of Reliance Common Stock beneficially owned by them in favor of the Merger. The directors and executive officers who signed Voting Agreements owned or controlled, as of October 31, 1998, ________ shares, representing ___% of the outstanding shares of Reliance Common Stock.

         The executive officers and directors of Reliance who have entered into the Voting Agreements may not, pursuant to the Voting Agreements, sell, assign, transfer or otherwise dispose of, or permit to be sold, assigned, transferred or otherwise disposed of, any shares of Reliance Common Stock owned of record or beneficially by such shareholder, whether such shares of Reliance Common Stock are owned of record or beneficially by such shareholder on the date of the Voting Agreement or are subsequently acquired, whether pursuant to the exercise of stock options or otherwise, except (i) for transfers by will or by operation of law (in which case the Voting Agreement would bind the transferee), (ii) for sales, assignments, transfers or other dispositions necessitated by hardship with the prior written consent of St. Francis, or (iii) as St. Francis may otherwise agree in writing.

TERMINATION FEE ARRANGEMENTS

         Pursuant to the Merger Agreement, Reliance has agreed to pay St. Francis a fee of $875,000 (i) if Reliance terminates the Merger Agreement as the result of a good faith determination by its Board of Directors that a different acquisition proposal is more favorable to Reliance shareholders than the transactions contemplated by the Merger Agreement, (ii) if St. Francis terminates the Merger Agreement as the result of a "Company Purchase Event" (as defined below), (iii) the Merger is not consummated as a result of a material breach of Merger Agreement obligations by Reliance or Reliance Savings Bank, or
(iv) a "Company Purchase Event" occurs at any time within 12 months of termination of the Merger Agreement where termination has occurred (A) by reason of Reliance having failed to perform and comply in all material respects with its agreements and covenants under the Merger Agreement and not having remedied such failure upon 30 days notice from St. Francis, (B) following receipt of notice by St. Francis due to changes to Reliance Disclosure Statements under the Merger Agreement, which changes St. Francis reasonably determines would have a material adverse impact on the business of Reliance, or (C) following a failure of the shareholders of Reliance to have duly approved confirmed and ratified the Merger Agreement or a termination by Reliance as a result of the parties having failed to obtain the necessary regulatory approvals. The term "Company Purchase Event" means any of the following events, or Reliance or Reliance Savings Bank entering into any agreement relating to any of the following: (i) the acquisition by any person or group of persons, as defined in Section 13(d) of the Exchange Act, other than St. Francis and its affiliates, of beneficial ownership of 25% or more of Reliance Common Stock; (ii) a merger, consolidation, share exchange, business combination or similar transaction involving Reliance or Reliance Savings Bank, other than with St. Francis and its affiliates; (iii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 50% or more of the assets of Reliance or Reliance Savings Bank, other than to St. Francis or its affiliates; or (iv) any failure by the Reliance Board to recommend approval of the Merger to Reliance shareholders for any reason (including a failure based upon a good faith determination by the Reliance Board that another person (as defined in Section 13(d) of the Exchange Act) has made an acquisition proposal more favorable to Reliance shareholders than the transaction contemplated under the Merger Agreement) other than a material breach by St. Francis of its representations, warranties or covenants under the Merger Agreement.

         Payment of the termination fee by Reliance will relieve it of any claim for damages or other remedy by St. Francis; provided that under certain circumstances specified in the Merger Agreement, a party may be entitled to reimbursement of up to $80,000 of transaction-related expenses if the other party's actions result in termination of the Merger Agreement.

RESALES OF ST. FRANCIS COMMON STOCK

         The shares of St. Francis Common Stock to be issued in the Merger will be registered under the Securities Act and will be freely transferable under the Securities Act, except for shares issued to any Reliance shareholder who is an "affiliate" of Reliance for purposes of Rule 145 under the Securities Act. Affiliates may not sell their shares of St. Francis Common Stock acquired in connection with the Merger except pursuant to an effective registration statement under the Securities Act covering such shares or in compliance with Rule 145 or another applicable exemption from the registration requirements of the Securities Act. This Proxy Statement/Prospectus does not cover any resales of shares of St. Francis Common Stock received by persons who may be deemed to be affiliates of Reliance. Persons who may be deemed to be affiliates of Reliance generally include individuals or entities that control, are controlled by or are under common control with Reliance, and may include certain officers and directors as well as principal shareholders of Reliance.

         Reliance has agreed in the Merger Agreement to use its best efforts to cause each person who is an affiliate (for purposes of Rule 145 of the Securities Act) of such party to deliver to St. Francis a written agreement intended to ensure compliance with the Securities Act. Certificates surrendered for exchange by an "affiliate" of Reliance will not be exchanged for certificates representing shares of St. Francis Common Stock until St. Francis has received such an agreement from such person.

NO APPRAISAL OR DISSENTERS' RIGHTS

         Under the WBCL, holders of shares of a Wisconsin corporation quoted on the NASDAQ Small-Cap Market on the record date for a meeting at which shareholders are to vote on a merger are not entitled to appraisal or dissenters' rights. Shares of Reliance Common Stock were quoted on the NASDAQ Small-Cap Market on the Voting Record Date. Therefore, holders of Reliance Common Stock are not entitled to dissenters' rights in connection with the Merger.

                    DESCRIPTION OF ST. FRANCIS CAPITAL STOCK


         The following summary of certain provisions of the Articles of Incorporation of St. Francis (the "St. Francis Articles") and the Bylaws of St. Francis (the "St. Francis Bylaws"), does not purport to be complete and is qualified in its entirety by reference to such instruments, each of which is incorporated by reference to the Registration Statement. See "Available Information" and "Incorporation of Certain Information by Reference."

GENERAL

         St. Francis is authorized to issue 12,000,000 shares of St. Francis Common Stock and 6,000,000 shares of preferred stock, $0.01 par value per share ("St. Francis Preferred Stock"). As of December __, 1998, there were __________ shares of St. Francis Common Stock outstanding. As of the date of this Proxy Statement/Prospectus, no shares of St. Francis Preferred Stock or any class or series thereof were issued and outstanding; however, shares of St. Francis Preferred Stock have been designated as St. Francis Series A Junior Participating Preferred Stock pursuant to St. Francis' shareholder rights plan (see "Rights Plan"). St. Francis Common Stock is listed for trading on the NASDAQ National Market System under the symbol "STFR." Each share of St. Francis Common Stock has the same relative rights and is identical in all respects with each other share of St. Francis Common Stock. Upon the issuance of St. Francis Common Stock in connection with the terms of the Merger, all such shares will be duly authorized, fully paid and nonassessable, subject to a limitation contained in Section 180.0622 of the WBCL, as judicially interpreted, which provides that shareholders of corporations such as St. Francis may be personally liable for all debts owing to employees of the corporation for services performed for such corporation for up to six months' services in any one case, but not in an amount greater than the consideration paid for such shares.

ST. FRANCIS COMMON STOCK

         Dividends. Subject to the prior rights of holders of any class or series of St. Francis Preferred Stock, the holders of shares of St. Francis Common Stock are entitled to such dividends as the St. Francis Board may declare out of funds legally available therefor. The payment of dividends by St. Francis is subject to limitations which are imposed by law and applicable regulations.

         Voting Rights. Each holder of shares of St. Francis Common Stock has one vote for each share held on all matters voted upon by shareholders, and there are no cumulative voting rights in elections of directors. For a description of certain laws which may reduce a shareholder's voting rights under certain circumstances, see "--Changes in Control."

         Preemptive Rights. The holders of shares of St. Francis Common Stock are not entitled to preemptive rights with respect to any securities which may be issued by St. Francis in the future. Therefore, holders of shares of St. Francis Common Stock may be subject to dilution in the event St. Francis issues additional shares of St. Francis Common Stock.

         Issuance of Stock. The St. Francis Articles authorize the St. Francis Board to issue authorized shares of St. Francis Common Stock without shareholder approval, except as otherwise provided by the WBCL or other law, rule or regulation.

         Liquidation Rights. In the event of liquidation, dissolution or winding up of St. Francis, whether voluntary or involuntary, the holders of St. Francis Common Stock will be entitled to share ratably in any of its assets or funds that are available for distribution to its shareholders after the satisfaction of its liabilities (or after adequate provision is made therefor). If shares of St. Francis Preferred Stock are issued, the holders thereof may have a priority over the holders of St. Francis Common Stock in the event of liquidation or dissolution.

ST. FRANCIS PREFERRED STOCK

         Pursuant to the St. Francis Articles, the St. Francis Board may, without further action of St. Francis shareholders, (i) issue one or more new classes or series of the authorized shares of St. Francis Preferred Stock, (ii) fix the number of shares constituting any such new classes or series, and (iii) fix the preferences, limitations and any other relative rights of the St. Francis Preferred Stock or any class or series thereof. If issued, the St. Francis Preferred Stock may be convertible into St. Francis Common Stock and may rank prior to St. Francis Common Stock as to dividend rights, liquidation preferences, or both. Accordingly, the issuance of St. Francis Preferred Stock could adversely affect the rights of holders of St. Francis Common Stock. Except for the designation of St. Francis Series A Junior Participating Preferred Stock, $0.01 par value per share ("Series A Preferred Stock"), pursuant to St. Francis' Rights Plan described below, the St. Francis Board has not acted to designate or issue any shares of St. Francis Preferred Stock.

RIGHTS PLAN

         On September 25, 1997, the St. Francis Board adopted a shareholders' rights plan (the "Rights Plan"). Under the terms of the Rights Plan, the St. Francis Board declared a dividend of one preferred share purchase-right (a "Right") for each outstanding share of St. Francis Common Stock. Upon becoming exercisable, each Right entitles shareholders to buy one one-hundredth of a share of St. Francis' Series A Preferred Stock at an exercise price of $150 per share. Rights do not become exercisable until eleven business days after any person or group has acquired, commenced, or announced its intention to commence a tender or exchange offer to acquire 15% or more of outstanding shares of St. Francis Common Stock, or in the event a person or group owning 10% or more of outstanding shares of St. Francis Common Stock is deemed to be "adverse" to St. Francis. If the Rights become exercisable, holders of each Right, other than the acquiror, upon payment of the exercise price, will have the right to purchase shares of St. Francis Common Stock (in lieu of Series A Preferred Stock) having a value equal to two times the exercise price. If St. Francis is acquired in a merger, share exchange or other business combination or 50% or more of its consolidated assets or earning power are sold, Rights holders, other than the acquiring or adverse person or group, will be entitled to purchase the acquiror's shares at a similar discount. If the rights become exercisable, St. Francis may also exchange Rights, other than those held by the acquiring or adverse person or group, in whole or in part, at an exchange ratio of one share of St. Francis Common Stock per Right held. Rights are redeemable by St. Francis at any time until they are exercisable at the exchange rate of $.01 per Right. Issuance of the Rights has no immediate dilutive effect, does not currently affect reported earnings per share, is not taxable to St. Francis or its shareholders, and will not change the way in which St. Francis' shares are traded. The Rights expire in ten years. See "Incorporation of Certain Information by Reference."

CHANGES IN CONTROL

         Acquisitions of control of St. Francis and St. Francis Bank are subject to various federal and state statutory regulatory restrictions. In addition to these restrictions, certain provisions of the St. Francis Articles and St. Francis Bylaws and the Rights Plan may have the effect of preventing, discouraging or delaying a change in control of St. Francis.

         Regulatory Restrictions. Acquisitions of 10% or more of any class of equity security of St. Francis generally shall be subject to prior approval of the OTS under the Home Owners' Loan Act of 1933, as amended ("HOLA"), which generally requires all persons seeking to obtain control of a savings bank indirectly through its holding company to obtain regulatory approval prior to obtaining control. "Control" for this purpose generally is defined as the power, directly or indirectly, to direct the management or policies of the institution or to vote 25% or more of any class of voting securities of the institution. Under OTS regulations, persons who (i) acquire the power to vote 10% or more of any class of voting securities (or more than 25% of any class of nonvoting stock) of an institution, and (ii) are subject to any one of eight "control factors," are presumed to be in control and must obtain OTS approval prior to acquiring control unless the presumption is rebutted. Under OTS regulations, a person also shall be deemed, subject to rebuttal, to have acquired control of a savings bank if the acquiror, directly or indirectly, or acting in concert with one or more persons, holds any combination of voting stock and revocable and/or irrevocable proxies representing more than 25% of any class of voting stock of a savings bank, excluding proxies held in connection with a solicitation by, or in opposition to, a solicitation on behalf of management of a savings bank, but including a solicitation in connection with any election of directors, and such proxies would enable the acquiror to (i) elect one-third or more of a savings bank's board of directors, (ii) cause the savings bank's shareholders to approve the acquisition or corporate reorganization of the savings bank, or (iii) exert a continuing influence on a material aspect of the business operations of a savings bank. The OTS is specifically empowered to disapprove an acquisition of control if it finds, among other reasons, that (i) the acquisition would substantially lessen competition (ii) the financial condition of the acquiring persons might jeopardize the savings bank or depositors or (iii) the competency, experience or integrity of the acquiring person indicates that it would not be in the best interest of the depositors, the institution or the public to permit the acquisition of control by such person.

         Authorized but Unissued Shares of Capital Stock. The St. Francis Board has the authority to issue shares of St. Francis Preferred Stock, in any class or series with such rights and privileges, including voting rights, and additional shares of St. Francis Common Stock. Except as otherwise required to approve the transaction in which the additional shares are issued, shareholder approval generally would not be required for the issuance of these shares. Depending on the circumstances, however, shareholder approval may be required pursuant to the requirements for continued quotation of shares of St. Francis Common Stock on the NASDAQ National Market System or the requirements of any exchange on which shares of St. Francis Common Stock may be listed.

         One of the effects of the existence of unissued and unreserved shares of capital stock may be to enable the St. Francis Board to render more difficult or to discourage an attempt to obtain control of St. Francis by means of a merger, tender offer, proxy context or otherwise, and thereby to protect the continuity of St. Francis' management. If, in the due exercise of its fiduciary obligations, for example, the St. Francis Board were to determine that a takeover proposal was not in St. Francis' best interests, such shares could be issued by the St. Francis Board without shareholder approval in one or more private placements or other transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent shareholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent St. Francis Board, by effecting an acquisition that might complicate or preclude the takeover offer, or otherwise.

         Classification of Board of Directors. The St. Francis Board is divided into three classes, each serving three-year terms, so that approximately one-third of the number of directors of St. Francis are elected at each annual meeting of the shareholders of St. Francis. The St. Francis Articles provide that the number of directors is to consist of not less than seven nor more than 25 members as fixed by the St. Francis Bylaws. The Bylaws provide that any vacancy occurring in the St. Francis Board shall be filled by a majority vote of the directors then in office, and directors so chosen shall hold office until the expiration of the term of office of the class to which they have been elected by the directors. The classified board is intended to provide for continuity of the St. Francis Board and to make it more difficult and more time consuming for a shareholder group to fully use its voting power to gain control of the St. Francis Board without the consent of the incumbent members of the St. Francis Board.

         Removal of Directors. The St. Francis Articles provide that a director of St. Francis may be removed only for cause and by (i) the affirmative vote of the holders of 80% of the issued and outstanding shares of capital stock then entitled to vote generally in an election of directors, or (ii) a majority of the total number of directors.

         Business Combinations. The St. Francis Articles provide for the restriction on offers and acquisitions of St. Francis by the election to be subject to the WBCL sections restricting business combinations, as described herein.

         Under Section 180.1150(2) of the WBCL, the voting power of shares of an "issuing public corporation," such as St. Francis, which are held by any person in excess of 20% of the voting power in the election of directors shall be limited (in voting on any matter) to 10% of the full voting power of such excess shares, unless full voting rights have been restored at a special meeting of the shareholders called for that purpose. This statute is a "scaled voting rights/control share acquisition" statute and is designed to protect corporations against uninvited takeover bids by reducing to one-tenth of their normal voting power all shares in excess of 20% owned by an acquiring person. Shares held or acquired under certain circumstances are excluded from the application of Section 180.1150(2), including (among others) shares acquired directly from St. Francis and shares acquired in a merger or share exchange to which St. Francis is a party. Article IV of the St. Francis Articles provides that St. Francis elects to be subject to the provisions of Section 180.1150 of the WBCL, regardless of whether or not it would be deemed to be an "issuing public corporation" for these purposes.

         Sections 180.1130 to 180.1134 of the WBCL provide generally that in addition to the vote otherwise required by law or the articles of incorporation of an "issuing public corporation," such as St. Francis, certain business combinations not meeting certain fair price standards specified in the statute must be approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by the outstanding voting shares of the corporation, and
(ii) two-thirds of the votes entitled to be cast by the holders of voting shares other than voting shares beneficially owned by a "significant shareholder" or an affiliate or associate thereof who is a party to the transaction. The term "business combination" is defined to include, subject to certain exceptions, a merger or share exchange of the issuing public corporation (or any subsidiary thereof) with, or the sale or other disposition of substantially all of the property and assets of the issuing public corporation to, any significant shareholder or affiliate thereof. "Significant shareholder" is defined generally to mean a person that is the beneficial owner of 10% or more of the voting power of the outstanding voting shares of the issuing public corporation. The statute also restricts the repurchase of shares and the sale of corporate assets by an issuing public corporation in response to a takeover offer. Article X of the St. Francis Articles provides that St. Francis elects to be subject to the provisions of Section 180.1130 to 180.1134 of the WBCL, regardless of whether or not it would be deemed an "issuing public corporation" for these purposes.

         Sections 180.1140 to 180.1144 of the WBCL prohibit certain "business combinations" between a "resident domestic corporation," such as St. Francis, and a person beneficially owning 10% or more of the voting power of the outstanding voting stock of such corporation (an "interested shareholder") within three years after the date such person became a 10% beneficial owner, unless the business combination or the acquisition of such stock has been approved before the stock acquisition date by the corporation's board of directors. After such three year period, a business combination with the interested shareholder may be consummated only with the approval of the holders of a majority of the voting stock not beneficially owned by the interested shareholder at a meeting called for that purpose, unless the business combination satisfies certain adequacy-of-price standards intended to provide a fair price for shares held by disinterested shareholders. Article X of the St. Francis Articles provides that St. Francis elects to be subject to the provisions of Sections 180.1140 to 180.1144 of the WBCL, regardless of whether or not it would be deemed an "issuing public corporation" for these purposes.

         Under the WBCL, a director or officer of the corporation, in discharging his or her duties to the corporation and in determining what he or she believes to be in the best interests of the corporation, may, in addition to considering the effects of any action on shareholders, consider the effects of the action on employees, suppliers and customers of the corporation, the effects of the action on communities in which the corporation operates and any other factors which the director or officer considers pertinent.

         Amendment of St. Francis' Articles. The affirmative vote of the holders of at least 80% of the issued and outstanding capital stock of St. Francis entitled to vote generally in an election of directors is required to amend, alter, change or repeal any provisions of the St. Francis Articles; provided, however, that provisions relating to the corporate name and purpose must only be approved by a majority of the total votes eligible to be cast. Notwithstanding the foregoing, the St. Francis Articles may not be amended, altered, changed or repealed without the vote of the holders of any class or series of St. Francis Preferred Stock as may be required by the provisions establishing such class or series. This requirement exceeds the majority vote of the outstanding stock that would otherwise be required by the WBCL for the amendment or repeal of such provisions of the St. Francis Articles.

         Rights Plan. The WBCL gives Wisconsin corporations the authority to adopt shareholder rights or option plans which adjust upon a reorganization, merger, share exchange, sale of assets or other occurrence. Such rights or option plans may include conditions that prevent the holder of a specified percentage of the outstanding shares of the corporation, including subsequent transferees of the holder, from exercising such rights or options. Generally, these so-called "poison pill" rights or option plans give a corporation's shareholders increased shares or value in the corporation or the acquiring corporation and thereby make an acquisition more expensive for a hostile acquiror. St. Francis adopted a Rights Plan on September 25, 1997. The Rights Plan generally provides that the Rights will become exercisable when a person or group attempts to acquire St. Francis in certain circumstances. The Rights will cause substantial dilution to such person or group, and accordingly, the existence of the Rights may defer certain potential acquirors from making certain takeover proposals or tender offers. The Rights should not interfere with any merger or business combination approved by the St. Francis Board since the Rights may be redeemed by St. Francis. For a description of St. Francis' Rights Plan, see "-- Rights Plan."

                       COMPARISON OF SHAREHOLDERS' RIGHTS


         THIS SUMMARY CONTAINS A LIST OF THE MATERIAL DIFFERENCES IN SHAREHOLDERS' RIGHTS BUT IS NOT MEANT TO BE RELIED UPON AS AN EXHAUSTIVE LIST OR A DETAILED DESCRIPTION OF THE PROVISIONS DISCUSSED AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE ST. FRANCIS ARTICLES, THE ST. FRANCIS BYLAWS, THE RELIANCE ARTICLES, THE RELIANCE BYLAWS, THE WBCL AND THE ST. FRANCIS RIGHTS AGREEMENT INCORPORATED BY REFERENCE HEREIN.

         Upon the consummation of the Merger, shareholders of Reliance may become shareholders of St. Francis. Since both St. Francis and Reliance are incorporated under the laws of the State of Wisconsin, Reliance shareholders who receive St. Francis Common Stock will continue to be subject to the privileges and restrictions provided in the WBCL. In addition, the rights presently enjoyed by Reliance shareholders under the relevant provisions of the Articles of Incorporation of Reliance (the "Reliance Articles") and the Bylaws of Reliance (the "Reliance Bylaws") differ in some respects from the rights they would have as shareholders of St. Francis under the relevant provisions of the St. Francis Articles and the St. Francis Bylaws.

VACANCIES ON THE BOARD OF DIRECTORS

         St. Francis. The St. Francis Bylaws provide that any vacancy occurring on the St. Francis Board may be filled by the affirmative vote of a majority of the remaining directors, even if the number of remaining directors does not constitute a quorum of the St. Francis Board. A director elected to fill a vacancy shall hold office until the next succeeding annual election of directors by the shareholders.

         Reliance. The Reliance Bylaws provide that any vacancy occurring on the Reliance Board may be filled by the affirmative vote of a majority vote of all remaining directors, even if the number of remaining directors does not constitute a quorum of Reliance Board; provided, however, that any vacancy created by the removal of a director by vote of the shareholders at a meeting called for such purpose may be filled by the vote of such shareholders at the same meeting.

ADVANCE NOTICE OF NOMINATIONS OF DIRECTORS AND SHAREHOLDER PROPOSALS.

         St. Francis. Pursuant to Article VII of the St. Francis Articles, any shareholder nomination of a director or proposal for any business to be considered at any annual or special meeting of shareholders must be received by the Secretary of St. Francis not later than the close of business on the tenth day following the day on which notice of the meeting was mailed to shareholders.

         Reliance. Pursuant to Article VII of the Reliance Articles and Article II of the Reliance Bylaws, any shareholder nomination of a director or proposal for any business to be considered at any annual or special meeting of shareholders must be received by Reliance: (i) with respect to proposals to be brought before an annual meeting, not less than 60 days nor more than 90 days prior to the date of the previous year's annual meeting of shareholders, or in the event no annual meeting was held in the previous year, no later than ten days following the date notice of the annual meeting is mailed to shareholders; and (ii) with respect to proposals to be brought before a special meeting, not later than the close of business on the tenth day following the date notice of such special meeting is mailed to shareholders.

SHAREHOLDER RIGHTS PLAN

         St. Francis. On September 25, 1997, the St. Francis Board declared a dividend of one Right for each outstanding share of St. Francis Common Stock to shareholders of record at the close of business on October 10, 1997. For a description of the Rights and the related Rights Plan, together with a discussion of the effects of the Rights, see "Description of St. Francis Capital Stock--Rights Plan."

         Reliance. The Reliance Board has not adopted a shareholder rights plan.

                      BUSINESS OF THE PARTIES TO THE MERGER

ST. FRANCIS

     GENERAL

         St. Francis, a Wisconsin corporation, was incorporated on December 18, 1992 for the purpose of becoming the holding company for St. Francis Bank upon St. Francis Bank's conversion from a federally-chartered mutual savings bank to a federally-chartered stock savings bank. This transaction was completed in June 1993. In November 1994, St. Francis consummated the acquisition of the stock of Valley Bank East Central in Kewaskum, Wisconsin as well as the acquisition of the deposits and certain assets of the Hartford, Wisconsin branch of Valley Bank Milwaukee. The acquired bank offices were combined as a commercial bank named Bank Wisconsin. In February 1997, St. Francis completed the acquisition of Kilbourn State Bank in Milwaukee, Wisconsin, which subsequently was merged into Bank Wisconsin. In September 1997, Bank Wisconsin was merged into St. Francis Bank, with St. Francis Bank being the surviving entity. At June 30, 1998, St. Francis had total assets of $1.8 billion, total deposits of $1.1 billion and shareholders' equity of $131.0 million. St. Francis has not engaged in any significant activity other than holding the stock of St. Francis Bank. St. Francis Bank is regulated by the OTS and its deposits are insured up to applicable limits under the SAIF of the FDIC. St. Francis Bank's principal business consists of attracting retail deposits from the general public and investing those deposits, together with funds generated from other operations, primarily to originate mortgage, consumer and other loans within its primary market area and to invest in mortgage-backed and related securities, and to a lesser extent, debt and equity securities. Primary areas of lending include single-family and multi-family residential mortgages, home equity lines of credit, second mortgages, commercial real estate and commercial loans. At June 30, 1998, St. Francis operated 25 banking offices in Wisconsin. The principal executive offices of St. Francis are located at 13400 Bishops Lane, Suite 350, Brookfield, Wisconsin 53005-6203, and its telephone number is (414) 486-8700.

         Additional information concerning St. Francis is included in the St. Francis 1997 Annual Report, the St. Francis Forms 10-Q for the quarters ended December 31, 1997, March 31, 1998 and June 30, 1998. See "Incorporation of Certain Information by Reference."

RELIANCE

   GENERAL

         Reliance was formed for the purpose of owning all of the outstanding stock of Reliance Savings Bank issued in the mutual to stock conversion of the Bank (the "Conversion"). The Conversion was consummated on April 18, 1996; Reliance issued 2,562,344 shares of Reliance Common Stock in exchange for proceeds of $20.5 million, and Reliance purchased all of the issued and outstanding shares of common stock of Reliance Savings Bank for $9.5 million. Reliance Savings Bank is regulated by the WDFI and the FDIC. Reliance Savings Bank's deposits are insured up to the applicable limits by the SAIF of the FDIC. Reliance Savings Bank also is a member of the FHLB system. Reliance Savings Bank was organized in 1922, and has one full service office located in Milwaukee County, Wisconsin. Because Reliance's only significant business operations are that of Reliance Savings Bank, the business of Reliance Savings Bank is essentially the only business of Reliance.

         Reliance Savings Bank is a community oriented financial institution which emphasizes retail financial services to individuals and consumers within its market areas. Reliance Savings Bank's principal business is attracting retail deposits from the general public and investing those deposits, together with funds generated from other operations, primarily to originate residential mortgage loans within its primary market areas and invest in mortgage-backed securities and investment securities. The principal lending is on one-to four-family owner-occupied homes, including ARM loans, and to lesser extent, Reliance Savings Bank also originates, multi-family, other consumer, commercial / non-residential and residential construction loans. Reliance Savings Bank invests a significant portion of its assets in investment securities and mortgage-backed securities, including U.S. Government and federal agency securities, short-term liquid assets and other marketable securities. Reliance Savings Bank's revenues are derived principally from interest on its mortgage loan portfolio, interest on mortgage-backed securities and interest and dividends on its investment securities. Reliance Savings Bank's principal sources of funds are received from deposits, repayments on loans and mortgage-backed and related securities.

   MARKET AREA AND COMPETITION

         Reliance Savings Bank offers a variety of loan and deposit products and banking services primarily within the metropolitan Milwaukee area. Reliance Savings Bank's office is located at 3140 South 27th Street, Milwaukee, Wisconsin. The City of Milwaukee is located along the western shore of Lake Michigan, and is the largest metropolitan statistical area ("MSA") within the State of Wisconsin. The Milwaukee MSA includes Milwaukee, Waukesha, Ozaukee and Washington counties. Reliance Savings Bank's primary market area consists of the Milwaukee MSA, which in 1994 was the nation's 35th largest MSA. The Milwaukee MSA includes a diverse economic base, including business, industry and agriculture, and of the nation's 35 largest MSAs, Milwaukee ranked third in the percentage of its work force in manufacturing. Major employers include Johnson Controls, Inc., Harnischfeger Industries, Inc., Briggs & Stratton Corp., Harley-Davidson, Inc., A.O. Smith Corp., Allen-Bradley Co., GE Medical Systems, Miller Brewing Co., Master Lock Co., W.H. Brady Co., Quad/Graphics, Inc., Northwestern Mutual Life Insurance Co., and the home offices of numerous other insurance companies and financial institutions. The Milwaukee MSA has 11 colleges and universities each with enrollments exceeding 1,000 students, including the Milwaukee campus of the University of Wisconsin and Marquette University.

         Many of Reliance Savings Bank's present customers and businesses are centralized within Reliance Savings Bank's local market area. Reliance Savings Bank's local market area, generally defined as an area within a three- mile radius of Reliance Savings Bank's office, has experienced limited population growth, reduced employment and recessionary economic conditions in recent years. Reliance Savings Bank's local market area has experienced modest population declines in the last five years and decreasing median household income levels in the last five years, and both of these trends are expected to continue. The median household and per capita income levels of Reliance Savings Bank's local market area are below the Milwaukee MSA average, and may be a reflection of the area's primarily blue collar labor force and the migration of a large portion of the white collar residents to outlying suburban areas. Additionally, this local market area has experienced a general weakening of real estate values and a slow-down of home sales and construction. These factors, along with intensified competition from other financial institutions and mortgage brokers, have resulted in a diminishing demand for permanent one-to four-family mortgage loans and for deposit products in Reliance Savings Bank's local market area.

         Reliance Savings Bank's local market area has a high density of financial institutions, most of which are significantly larger and have greater financial resources than Reliance Savings Bank. Reliance Savings Bank has significant competition in both its mortgage and consumer lending business, as well as in attracting deposits. Reliance Savings Bank's competition for loans is principally from other thrift institutions, savings banks, mortgage banking companies, insurance companies and commercial banks. Its most direct competition for deposits historically has come from other thrifts, savings banks, commercial banks and credit unions. Because of the lower interest rate environment over the past several years, Reliance Savings Bank has faced additional competition for funds from a number of institutions, including the availability of short-term money market funds and other corporate and government securities funds offered by other financial service companies, such as brokerage firms and insurance companies.

   LENDING ACTIVITIES

         General. Reliance Savings Bank's largest component of its gross loan portfolio, which totaled $30.7 million at June 30, 1998, was first mortgage loans secured by owner-occupied one-to four-family residences. At June 30, 1998, one-to four-family mortgage loans totaled $9.3 million or 30.31% gross loans. Of the total one-to four-family mortgage loans, $2.7 million or 29.03% were ARM loans. Of there remaining loans held at June 30, 1998, 24.37% or $7.5 million were in commercial real estate loans, 9.2% or $2.8 million were in residential construction loans, 11.14% or $3.4 million were in multi-family mortgage loans, 24.42% or $7.5 million were in commercial construction and land development loans, and the balance were in consumer loans.

         The aggregate amount of loans that Reliance Savings Bank is permitted to make under applicable state regulations to any one borrower, including related entities, is generally an amount up to 15% of Reliance Savings Bank's capital plus an additional 10% for loans fully secured by readily marketable collateral. At June 30, 1998, the maximum amount which Reliance Savings Bank could lend under these limits to any one borrower and borrower's related entities was $3.3 million. At June 30, 1998, Reliance Savings Bank had loans or groups of loans to related borrowers with outstanding balances of $4.3 million. Reliance Savings Bank effectuated a $4.0 million participation agreement with another lender to reduce the loans to below the limitation. At that date, Reliance Savings Bank had 9 borrowers or groups of borrowers with outstanding lending relationships in excess of $400,000, for a total of $11.5 million, all of which loans are performing in accordance with their terms. Reliance Savings Bank's single largest borrowing relationship at June 30, 1998 had multiple loans aggregating $4.3 million. All of such loans are performing in accordance with their terms.

         Composition of Loan Portfolio. The following tables sets forth the composition of Reliance Savings Bank's loan portfolio in dollar amounts and in percentages of the respective portfolios at the dates indicated

                                                                              AT JUNE 30,
                                            ----------------------------------------------------------------------------------
                                                       1996                       1997                         1998
                                            -------------------------    ------------------------    -------------------------
                                                            PERCENT                     PERCENT                      PERCENT
                                              AMOUNT        OF TOTAL       AMOUNT       OF TOTAL       AMOUNT        OF TOTAL
                                            ----------     ----------    ----------    ----------    ----------     ----------
                                                                     (DOLLARS IN THOUSANDS)
MORTGAGE LOANS:
    One- to four-family ................    $   10,745         40.46%    $   11,035         37.04%    $    9,315         30.31%
    Multi-family .......................         4,585         17.26          4,604         15.45          3,423         11.14
    Commercial real estate .............         4,163         15.68          5,376         18.05          7,489         24.37
    Residential construction ...........         4,311         16.23          4,899         16.44          2,817          9.17
    Commercial construction/
      land development .................         2,390          9.00          3,521         11.82          7,503         24.42
                                            ----------     ----------    ----------    ----------    ----------     ----------
Total mortgage loans ...................        26,194         98.63         29,435         98.80         30,547         99.41

CONSUMER LOANS:
    Home equity ........................           356          1.34            355          1.19            177          0.58
    Other consumer .....................             7          0.03              2          0.01              2          0.01
                                            ----------     ----------    ----------    ----------    ----------     ----------
       Total consumer loans ............           363          1.37            357          1.20            179          0.59
                                            ----------     ----------    ----------    ----------    ----------     ----------
Gross loans receivable .................        26,557        100.00%        29,792        100.00%        30,726        100.00
                                                           ==========                  ==========                   ==========

LESS:
    Undisbursed loan proceeds ..........         3,366                        1,890                        4,595
    Allowance for loan losses ..........           126                          147                          169
    Deferred loan fees and
       discounts .......................           134                          154                          164
                                            ----------                   ----------                   ----------
       Total additions/deductions ......         3,626                        2,191                        4,928
                                            ----------                   ----------                   ----------
Loans receivable, net ..................    $   22,931                   $   27,061                       25,798
                                            ==========                   ==========                   ==========

       Contractual Principal Repayments. The following table sets forth the maturity or period to repricing of Reliance Savings Bank's loan portfolio at June 30, 1998. Loans that have adjustable rates are shown as being due in the period during which the interest rates are next subject to change. The table does not include prepayments or scheduled principal amortization.

                                                                        AT JUNE 30, 1998
                                              ----------------------------------------------------------------
                                                                 MULTI-
                                                ONE- TO        FAMILY/NON-       CONSUMER
                                              FOUR-FAMILY(1)   RESIDENTIAL(2)      LOANS         TOTAL LOANS
                                              --------------   --------------  --------------   --------------
                                                                      (IN THOUSANDS)
AMOUNTS DUE(3):
     Within one year ...................        $  2,563         $  2,798         $     17         $  5,378
     After one year:
         One to three years ............           3,527           12,140              150           15,817
         Three to five years ...........             216               74             --                290
         Five to ten years .............             629            1,058               11            1,698
         Ten to 20 years ...............           1,346              754             --              2,100
         Over 20 years .................           4,129            1,314             --              5,443
                                                --------         --------         --------         --------
           Total due or repricing
             after one year ............           9,847           15,340              161           25,348
                                                --------         --------         --------         --------
         Total amounts due or
             repricing .................          12,410           16,138              178           30,726
LESS:
     Deferred fees and discounts .......             (50)            (114)            --               (164)
     Allowance for loan losses .........             (66)            (102)              (1)            (169)
                                                --------         --------         --------         --------
         Gross loans receivable ........        $ 12,294         $ 17,922         $    177         $ 30,393
                                                ========         ========         ========         ========

         The following table sets forth at June 30, 1998, the dollar amount of all loans and mortgage-backed securities due or scheduled to reprice after one year, and whether such loans have fixed or adjustable interest rates. Loans that have adjustable rates are shown as being due in the period during which the interest rates are subject to change.


                                                                    DUE OR REPRICING
                                                                   AFTER JUNE 30, 1999
                                                         ----------------------------------------
                                                           FIXED        ADJUSTABLE       TOTAL
                                                         ----------     ----------     ----------
                                                                      (IN THOUSANDS)
Mortgage loans:
    One- to four-family(1) .......................        $ 8,872        $   975        $ 9,847
    Multi-family/commercial/non-residential/
       land development(1) .......................         11,403          3,937         15,340
Consumer loans ...................................            161           --              161
                                                          -------        -------        -------
       Gross loans receivable ....................         20,436          4,912         25,348
Mortgage-backed and related securities ...........            420           --              420
                                                          -------        -------        -------
    Gross loans receivable and mortgage-backed
       and related securities ....................        $20,856        $ 4,912        $25,768
                                                          =======        =======        =======

----------

(1) Includes some construction loans.

         One-to Four-Family and Residential Construction Lending. Reliance Savings Bank originates first mortgage loans secured by one-to four-family owner-occupied residences and residential construction loans within Reliance Savings Bank's primary lending area. All of Reliance Savings Bank's first mortgage loans are originated for Reliance Savings Bank's own loan portfolio. At June 30, 1998, $12.1 million, or 39.50%, of Reliance Savings Bank's gross loan portfolio consisted of loans secured by one-to four-family residential properties. Of the one-to four-family residential mortgage loans in Reliance Savings Bank's gross loan portfolio consisted of loans secured by one-to four-family residential properties. Of the one-to four-family residential mortgage loans in Reliance Savings Bank's gross loan portfolio, $2.8 million were in Reliance Savings Bank's residential construction loan category. At June 30, 1998, $9.4 million, or 77.69% of Reliance Savings Bank's one-to four-family residential mortgage loans consisted of fixed rate loans and $2.7 million, or 22.3%, consisted of balloon loans and ARM loans. At June 30, 1998, the average outstanding one-to four-family loan balance was $75,000 and the largest outstanding one-to four-family loan balance was $548,000.

         Because of the highly competitive mortgage loan market in which Reliance Savings Bank originates loans, a variety of mortgage products are available from Reliance Savings Bank, with a variety of interest rates, fees and other origination terms. Reliance Savings Bank offers conventional fixed rate mortgage loans and ARM loans with maturity dates which typically range from 15 to 30 years. Residential mortgage loans generally are underwritten to Federal Home Loan Mortgage Corporation ("FHLMC"), Federal National Mortgage Association ("FMNA"), and other agency guidelines. Reliance Savings Bank rarely originates loans in excess of these agency limits; however, if Reliance Savings Bank does originate jumbo loans, the loans are underwritten in accordance with Reliance Savings Bank's underwriting guidelines and are retained in Reliance Savings Bank's loan portfolio. Reliance Savings Bank charges origination fees ranging from zero to two points on mortgage loans. The interest rates charged on mortgage loans at any given date will vary, depending upon the amount of origination points to be paid. The interest rate at which Reliance Savings Bank offers to grant a mortgage loan also are determined by the secondary market pricing for comparable mortgage-backed securities, local mortgage loan competition and Reliance Savings Bank's yield requirements.

         Mortgage loan originations are solicited from real estate brokers, builders, developers, existing or past customers and residents of the local communities located in Reliance Savings Bank's primary market area. Reliance Savings Bank advertises its product offerings in newspapers and other media circulating throughout its primary market area in addition to its officers soliciting prospects. Upon receipt of a completed mortgage application from a prospective borrower, a credit report is ordered, income and other information is verified, and, as necessary, additional financial information is requested. An appraisal of the real estate that is to secure the loans is required. It is Reliance Savings Bank's policy to obtain title insurance on all real estate first mortgage loans. Borrowers must present evidence of appropriate hazard insurance and flood insurance (if applicable) prior to the closing. The lending policy of Reliance Savings Bank restricts mortgage loans to 80% of the lesser of the appraised value or purchase price of the real estate to be mortgaged by Reliance Savings Bank. Reliance Savings Bank makes mortgage loans to 95% if the lesser of the appraised value or purchase price subject to the availability of private mortgage insurance insuring the amount in excess of 75% of the loan. Reliance Savings Bank reviews all the pertinent information and makes a credit decision for approval or denial within established Reliance Savings Bank guidelines. Most recommendations to deny applications based on underwriting considerations are reviewed by Reliance Savings Bank's President prior to a final loan denial. All one-to four-family mortgage loan applications are reviewed on a monthly basis by the Board of Directors. Mortgage loans in Reliance Savings Bank's loan portfolio include due-on-sale clauses, which provide Reliance Savings Bank with the contractual right to deem the loan immediately due and payable in the event the borrower transfers the ownership of the property without Reliance Savings Bank's consent.
Reliance Savings Bank enforces the due-on-sale clauses of its mortgage loans.

         Reliance Savings Bank originates one and three year ARM loans. Reliance Savings Bank's one-year ARM loans typically adjust to a maximum of 200 basis points per year, with a lifetime cap of approximately 600 basis points above the interest rate established at the origination date of the ARM loan. Monthly payments of principal and interest are adjusted when the interest rate adjusts, in order to maintain full amortization of the mortgage loan within a maximum 30-year term. Reliance Savings Bank does not offer ARM loans which provide for negative amortization. Reliance Savings Banks three-year ARM loans adjust annually after the initial three year term. The initial rate offered on ARM loans fluctuates with general interest rate changes, and are predetermined by secondary market pricing, competitive conditions and Reliance Savings Bank's yield requirements. Currently, Reliance Savings Bank primarily utilizes the Seventh District Cost of Funds Index, plus a margin, in order to determine the interest rate payable upon the adjustment date of its ARM loans outstanding. In order to minimize the risk associated with ARM loans, borrowers under ARM programs are qualified at the higher of the initial offering rate or the fully-indexed rate and with a specified minimum interest rate. None of the ARM loans are granted with conversion options. As compared to fixed rate loans, ARM loans generally pose different risks. In a rising interest rate environment, the underlying loan payment rises, which increases the potential for default by the borrower. At the same time, the marketability of the underlying property may be adversely affected by higher interest rates. In a decreasing interest rate environment, mortgagors tend to refinance into fixed rate loans.

         Reliance Savings Bank also offers one-to four-family mortgage loans with balloon features. Under these loans, the interest rate and monthly payment are fixed for the initial term, which is usually one to five years, and thereafter, provided certain conditions are met at maturity, the loan would be paid off in full or renewed at the then-current rate.

         Reliance Savings Bank also offers owner-occupied one-to four-family residential construction loans. Residential construction loans are underwritten in conjunction with the regular first mortgage loans and terminate upon completion of the project. At June 30, 1998, Reliance Savings Bank had 17 one-to four-family construction loans in its portfolio, aggregating $2.8 million, and the average outstanding residential construction loan balance was $166,000 and the largest outstanding residential construction loan balance was $548,000. Because most residential construction loans are ARM loans, residential construction afford Reliance Savings Bank the opportunity to decrease the interest rate sensitivity of its loan portfolio and to receive yields on fixed rate loans higher than those obtainable on fixed rate loans secured by existing one-to four-family residential properties. These higher yields, however, correspond to the higher risks associated with residential construction loans. Loan proceeds are disbursed in increments as construction of the residence progresses. Title company disbursement agents are utilized to clear all lien waivers and ensure Reliance Savings Bank's first lien position. These loans are structured to allow borrowers to pay interest only on the funds advanced during the construction period, which is generally six months. In most cases, Reliance Savings Bank structures residential construction loans to automatically convert to a regular first mortgage loan upon completion of the project and when certification of occupancy has been obtained.

         Upon completion of construction, residential construction loans generally become either 30-year fixed rate loans or ARM loans with one- and three-year interest rate adjustments. Residential construction loans made in conjunction with the first mortgage have a loan-to-value ratio limit not to exceed 95%. As with other one-to four-family residential mortgage loans, when the loan to value exceeds 80%, private mortgage insurance is required. Coverage is required to reduce Reliance Savings Bank's exposure to 75% of the value or less.

         Reliance Savings Bank offers one-to four-family residential construction loans to home builders for speculation and model homes. These residential construction loans convert to one-year ARM loans and typically are made at loan-to-value ratios of 80% or less. Payment terms are generally interest only for 12 months. Thereafter, the borrower is required to begin principal and interest payments to fully amortize the loan. Loan proceeds are disbursed in increments as construction of the residence progresses.

         Construction lending is generally considered to involve a higher degree of credit risk than residential mortgage lending. Reliance Savings Bank's risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction and the estimated cost (including interest) of construction. If the estimate of the value proves to be inaccurate, Reliance Savings Bank may be confronted with, at or before maturity of the loan, loan security with a value that is insufficient to assure full repayment. In addition, construction lending entails the risk that the project may not be completed due to cost overruns or changes in market conditions. These risks are compounded in Reliance Savings Bank's case because it lends large amounts of money to several home builders that, in turn, use the funds to finance the construction of homes for speculation and model homes. If a builder experiences financial problems that affects its ability to complete homes for which Reliance Savings Bank has advanced construction funds, Reliance Savings Bank has more credit risk than if it had made one residential construction loan to a single borrower because the credit is concentrated in that single borrower. Moreover, a builder's ability to repay construction loans will be dependent on the builder's ability to sell the newly constructed homes upon completion, which can be adversely affected by changes in the economy, the market for housing and the demand for, and the supply of, homes constructed by that builder.

         At June 30, 1998, the largest aggregate amount of loans outstanding to any one borrower totaled $4.3 million, and consisted of three commercial properties and four single family properties located in Waukesha County, Wisconsin. At June 30, 1998, all of these loans were current and performing in accordance with their terms. These loans did exceed the regulatory "loans to one borrower" limitation at June 30, 1998. Reliance Savings Bank effectuated a $4.0 million participation agreement with another lender to reduce the loans to below the limitation.

         Multi-Family Lending. Reliance Savings Bank originates or participates in fixed rate and ARM loans secured by multi-family properties. Reliance Savings Bank holds in its loan portfolio 13 multi-family loans which at June 30, 1998 totaled $3.4 million, or 11.14% of Reliance Savings Bank's gross loans. The average outstanding loan balance on each multi-family loans at June 30, 1998 was $263,300. All payments under multi-family loans originated by Reliance Savings Bank were current and performing in accordance with their terms at June 30, 1998. All of Reliance Savings Bank's multi-family loans are secured by properties located in Reliance Savings Bank's primary market area. The rates charged on Reliance Savings Bank's ARM multi-family loans are typically 25 to 50 basis points higher than on one-to four-family residential properties. Multi-family ARM loans typically adjust in a manner similar to that of Reliance Savings Bank's other ARM loans. An origination fee of 1% to 2% is usually charged on such loans.

         Multi-family loans generally are underwritten in amounts of up to 80% of the lesser of the appraised value or purchase price of the underlying property. The underlying properties typically are apartment buildings generally with 24 or less units. Appraisals on properties which secure multi-family loans are performed by an independent appraiser designated by Reliance Savings Bank at the time the application is submitted. All appraisals on multi-family loans are reviewed by Reliance Savings Bank management. In underwriting such loans, Reliance Savings Bank primarily considers the net operating income generated by the real estate to support the debt service, the financial resources and income level of the borrower and Reliance Savings Bank's experience with the borrower. To assess the ability of a property to adequately service debt, Reliance Savings Bank uses debt service coverage ratios which will vary depending upon the size of the loan, and the verification of the borrower's credit history, and analysis of the borrower's income, personal financial statements and banking relationships, a review of the property, including cash flow projections and historical operating results, and an analysis of the borrower's experience in owning or managing similar properties. Reliance Savings Bank evaluates all aspects of multi-family lending in order to mitigate risk to the extent possible. Reliance Savings Bank seeks to ensure that the property securing the loans will generate sufficient cash flow to adequately cover operating expenses and debt service payments. Typically, individuals guarantee all of the their multi-family loans.

         Loans secured by multi-family real estate generally involve a greater degree of credit risk than one-to four-family mortgage loans and carry larger loan balances. This increased credit risk is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income producing properties and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by multi-family real estate is typically dependent upon the successful operation of the related real estate project. If the cash flow from the project is reduced, the borrower's ability to repay the loans may be impaired. Despite the risk inherent in multi-family real estate lending, Reliance Savings Bank's delinquent multi-family loans as a percentage of gross loans has been minimal.

         The largest multi-family loan at June 30, 1998 had an outstanding balance of $797,800 and was secured by a 16-unit apartment building located in Pewaukee, Wisconsin. At June 30, 1998, this loan was current and performing in accordance with its terms.


         Commercial Real Estate Lending. Reliance Savings Bank originates or participates in commercial real estate loans secured generally by small office buildings, apartment buildings, hotels, and small industrial/manufacturing buildings. At June 30, 1998, Reliance Savings Bank's commercial real estate loan portfolio consisted of 23 loans totaling $7.5 million, or 24.37%, of Reliance Savings Bank's gross loan portfolio. Reliance Savings Bank's underwriting standards provide that commercial real estate loans generally may be made in amounts up to 80% of the appraised value of the property, subject to Reliance Savings Bank's current loans-to-one-borrower limit. These loans may be made with terms ranging from three years to 25 years, fully amortized, and generally are offered at interest rates which are fixed at prevailing market rates or which adjust in accordance with the Seventh District Cost of Funds index. Some of Reliance Savings Bank's commercial loans are balloon loans. Balloon loan payments generally are amortized on a 15-year to 25-year basis with a typical maturity of three to five years. Reliance Savings Bank generally has required that the properties securing commercial real estate loans have debt service coverage ratios of at least 1.0% to 1.5%.

         The average outstanding loan balance on each commercial/non-residential loan at June 30, 1998 was $325,600. The largest commercial real estate loan at June 30, 1998 had an outstanding balance of $1,329,000 and was secured by an office building located in Brookfield, Wisconsin. The concentration of commercial real estate loans to one borrower totaled $1,526,700 at June 30, 1998 and consisted of two loans secured by an office building in Brookfield, Wisconsin. All payments under Reliance Savings Bank's commercial real estate loans were current at June 30, 1998.

         The risks associated with commercial real estate lending are similar to the risks associated with multi-family lending. To minimize these risks, Reliance Savings Bank generally imposes similar underwriting standards in connection with commercial real estate lending as it does with multi-family lending. Commercial real estate loans generally are underwritten in amounts of up to 80% of the lesser of the appraised value or purchase price of the underlying property. Appraisals on properties which secure commercial real estate loans are performed by an independent appraiser designated by Reliance Savings Bank at the time the application is submitted. All appraisals on commercial real estate loans are reviewed by Reliance Savings Bank management. In addition, Reliance Savings Bank's underwriting procedures require verification of the borrower credit history, and analysis of the borrower income, financial statements and banking relationships, a review of the borrower's property management experience and references and a review of the property, including cash flow projections and historical operating results. Reliance Savings Bank evaluates all aspects of commercial real estate lending in order to mitigate risk to the extent possible. Reliance Savings Bank seeks to ensure that the property securing the loans will generate sufficient cash flow to adequately cover operating expenses and debt service payments. In addition, Reliance Savings Bank obtains financial statements on an annual basis to monitor cash flow and financial condition.

         Commercial Construction and Land Development Lending. Reliance Savings Bank also provides construction loans secured by multi-family projects and commercial real estate land development loans. At June 30, 1998, Reliance Savings Bank's commercial construction and land development loan portfolio totaled $7.5 million of Reliance Savings Bank's gross loans. Reliance Savings Bank's commercial construction and land development lending more than doubled between 1998 and 1997. The construction loans secured by multi-family projects usually will involve the construction of 8-unit to 24-unit apartment complexes. The construction loans secured by commercial real estate properties typically will involve hotels or motels and office and warehouse buildings. Reliance Savings Bank will originate land development loans to local developers for the purpose of developing the land (i.e., roads, sewer and water). Construction loans secured by multi-family projects and commercial real estate and land development loans generally are made to existing customers of Reliance Savings Bank and developers and contractors with which Reliance Savings Bank has had previous lending experience, or will involve the purchase of a participation interest from another financial institution. Multi-family and commercial real estate construction loans typically are originated as a one-year ARM loan, while land development loans typically are originated as a three-year ARM loan or a three-year fixed rate balloon loan. Multi-family and commercial real estate construction loans and land development loans typically are originated with interest only payments made during construction with amortization beginning upon completion. Balloon loan payments, however, are amortized on a 15-year to 25-year basis with a typical loan maturity of three years. These loans are priced at 250 to 350 basis points above the rate on U.S. Treasury securities for comparable maturities. Typically, these loans are made in amounts not to exceed 80% of an independent appraisal for multi-family or commercial real estate lending and 75% of appraisal on land development loans. These appraisals are made to reflect absorption rates in the marketplace for both loan types and discounted for carrying costs and cost of sale regarding land development lending. Reliance Savings Bank monitors individual draws with funds disbursed based on actual work in progress, a contractor's affidavit and an acceptable on-site inspection report. All multi-family and commercial real estate construction loans and all land development loans require a Phase I environmental audit prior to commitment.

         At June 30, 1998, Reliance Savings Bank had no multi-family construction loans in its loan portfolio; several commercial real estate construction loans in its loan portfolio, the largest consisting of a loan of $1,965,000 secured by an office building construction project located in Brookfield, Wisconsin; and two land development loans with an outstanding balance of $3,200,000 in its loan portfolio, secured by residential subdivision property located in Johnson Creek, Wisconsin. At June 30, 1998, all of these loans were current and performing in accordance with their terms.

         Commercial construction and land development lending generally is considered to involve a higher degree of risk than one-to four-family mortgage lending. Like residential construction loans to builders for speculation and model homes, commercial construction and land development loans involve inherent risks due to the extension of large amounts of credit to a single borrower. But the risks associated with commercial construction and land development loans are greater than those involved in residential construction because the individual projects tend to be much larger. Accordingly, if the builder cannot complete the commercial project or land development for which the loan is made, the risk of default is high and the amount of credit advanced is large. Furthermore, even if a commercial project is completed, repayment of the construction loan is contingent on the builder's ability to sell the property, which in turn, is often subject to the market prospects for leasing the property. Land development loans are especially risky, since the credit is secured by raw land. If the borrower were to default on the loan, Reliance Savings Bank would own the land, which would not be as readily marketable as developed property and Reliance Savings Bank may need to invest additional funds in the property to improve its marketability. Reliance Savings Bank believes this lending activity affords Reliance Savings Bank the opportunity to invest in relatively higher- yielding assets with shorter terms to maturity and repricing than in the case with one-to four-family mortgage lending. Therefore, Reliance Savings Bank is pursuing these lending opportunities to increase its loan portfolio.

         Other Consumer Lending. Reliance Savings Bank originates a variety of other consumer loans, generally consisting of home improvement loans and loans secured by savings accounts. At June 30, 1997 and 1998, Reliance Savings Bank's consumer loans totaled $357,000 and $179,000, respectively, or 1.20% and 0.59%, respectively, of gross loans at those dates. Home equity loans comprised 99.4% and 98.9% of other consumer loans at June 30, 1997 and 1998, respectively. Consumer loans generally have shorter terms and higher interest rates than mortgage loans but generally involve more risk than mortgage loans because of the type and nature of the collateral and, in certain cases, the absence of collateral.

         The underwriting standards generally employed by Reliance Savings Bank for other consumer loans include a determination of the applicant's payment history on other debts and assessment of the borrower's ability to meet payments on the proposed loans along with existing obligations. In addition to the credit-worthiness of the applicant, the underwriting process also includes a comparison of the value of the security in relation to the proposed loan amount. Upon receipt of completed consumer loan application from a prospective borrower, a credit report is ordered, income and other information is verified and, if necessary, additional financial information is required.

         For all consumer loans, Reliance Savings Bank's underwriters review all pertinent information prior to making a credit decision. Consumer loans may entail greater risk than residential mortgage loans, particularly in the case of consumer loans which are unsecured or secured by rapidly depreciating assets such as automobiles. Although the level of delinquencies in Reliance Savings Bank's consumer loan portfolio has been low, there can be no assurance the delinquencies will not increase in the future.

   LOAN ORIGINATIONS, SALES AND PURCHASES

         The following table sets forth Reliance Savings Bank's loan originations and principal repayments for the periods indicated. During the periods, Reliance Savings Bank did not purchase or sell any loans.

                                                       YEAR ENDED JUNE 30,
                                           ------------------------------------------
                                             1996             1997             1998
                                           --------         --------         --------
                                                          (IN THOUSANDS)
MORTGAGE LOANS (GROSS):
At beginning of period ............        $ 21,936         $ 26,194         $ 29,435
   Mortgage loans originated:
      One- to four-family .........           3,236              233            1,992
      Multi-family ................            --                332             --
      Commercial real estate ......           1,965              200            1,352
      Residential construction ....           3,160            4,815            4,095
      Commercial construction/
        land development ..........             940            2,893            6,206
                                           --------         --------         --------
         Total mortgage loans
           originated .............           9,301            8,473           13,645
   Principal repayments ...........          (5,043)          (5,232)         (12,533)
   Sales of loans .................            --               --               --
Mortgage loans purchased(1) .......            --               --               --
                                           --------         --------         --------
At end of period ..................        $ 26,194         $ 29,435         $ 30,547
                                           ========         ========         ========

CONSUMER LOANS (GROSS):
At beginning of period ............        $     12         $    363         $    357
   Loans originated ...............             371             --               --
   Principal repayments ...........             (20)              (6)            (178)
                                           --------         --------         --------
At end of period ..................        $    363         $    357         $    179
                                           ========         ========         ========

----------
(1) Mortgage loan purchases consist of whole loans purchased by Reliance Savings Bank from various other lending institutions. Mortgage loan participation are included in the appropriate loan category.

         Sale of Mortgage Loans. Reliance Savings Bank has originated substantially all of the loans in its portfolio and holds them to maturity. Reliance Savings Bank generally does not engage in the sale of loans. However, from time to time, Reliance Savings Bank may sell participation interests in loans which it has originated in order to spread risk associated with the loan because of the size of the loan relative to the size of Reliance Savings Bank's loan portfolio. Loan participations are sold on a non-recourse basis, and Reliance Savings Bank retains the servicing on all loans it originates and of which it sells participation interests. In the last five fiscal years, Reliance Savings Bank sold one participation interest in a commercial real estate loan. At June 30, 1998 Reliance Savings Bank's retained interest in this commercial real estate loan was $369,200 while the sold participation interest in this loan totaled $121,900.

         Purchase of Mortgage Loans. Reliance Savings Bank has purchased loans or participation interests in a variety of loans originated by other lenders from time to time. Reliance Savings Bank purchases participation interests with servicing released. As a participant, Reliance Savings Bank acquires an individual, non-recourse ownership interest in the loan, and thus does not have recourse against the selling institution, but rather, has direct recourse against the borrower. Prior to purchase, Reliance Savings Bank reviews each purchase or participation to ensure that the underlying loan complies with Reliance Savings Bank's lending policy and the loans-to-one borrower limit.

         At June 30, 1998, Reliance Savings Bank held five participation loans in its loan portfolio totaling $2.5 million, or 8.04%, of Reliance Savings Bank's gross loan portfolio, as follows: a multi-family loan of $704,000 (out of an original entire loan amount of $2.6 million) secured by a 60-unit apartment building and originated in 1992; a commercial real estate construction loan of $474,700 (out of an original entire loan amount of $2.9 million) secured by a hotel and originated in 1994; a land development loan of $750,000 (out of an original entire loan amount of $1.5 million) and originated in 1998; a multi-family loan of $407,200 (out of an original entire loan amount of $900,000) secured by a 24-unit apartment building and originated in 1998 and a commercial real estate loan of $135,000 (out of an entire loan amount of $485,000) secured by a warehouse and office building and originated in 1990.

         The purchase of participation loans involves the same risks as the origination of the same types of loans as well as additional risks related to the purchaser's lower level of control over the origination and subsequent administration of the loan. While Reliance Savings Bank intends to purchase additional participation loans in the future, management does not anticipate such activity will be significant.

         Mortgage Loan Brokering Fees. Because of its loans-to-one borrower regulatory limit, Reliance Savings Bank has from time to time received a brokering fee from other financial institutions in exchange for the opportunity to originate various mortgage loans from borrowers with whom Reliance Savings Bank already has a lending relationship. For the year ended June 30, 1997, Reliance Savings Bank did not have any loan brokering opportunities and therefore did not receive any loan brokering fees. For the year ended June 30, 1998, Reliance Savings Bank received real estate loan brokering fees of $11,000 for loan opportunities in the aggregate amount of $2.2 million.

   LOAN APPROVAL AND MONITORING

         The President of Reliance Savings Bank and at least one director have the authority to approve any consumer loan, one-to four-family mortgage loan, residential construction loan, multi-family loan, commercial real estate loan, commercial construction loan or land development loan, up to $150,000, provided the loan-to-value ratio does not exceed 80%. All loans exceeding this amount and all loans upon which the loan-to-value ratio exceeds 80% are presented to the Board of Directors for approval. Reliance Savings Bank's Board of Directors reviews on a monthly basis all loans made, and ratifies all actions taken relative to loan approvals.

   LOAN ORIGINATION, SERVICING AND OTHER FEES

         In addition to interest earned on loans, Reliance Savings Bank receives income through fees in connection with loan originations, loan modifications, late payments and for miscellaneous services related to its loans. Income from these activities varies from period to period with the volume and type of loans originated.

         In connection with the origination of mortgage loans, Reliance Savings Bank charges points for origination and commitment, and fees for processing and closing, in addition to requiring borrower reimbursement for out-of-pocket costs associated with obtaining independent appraisals, credit reports, title insurance private mortgage insurance and other items. Because of the highly competitive mortgage market in which Reliance Savings Bank originates loans, the point structure varies considerably, depending upon the type of mortgage loan being made, its interest rate and other competitive factors. Reliance Savings Bank charges origination fees ranging from zero to two points on mortgage loan origination, and such points usually vary inversely with the interest rate on the loan. That is, the amount of the origination fee is typically higher with lower interest rate and lower if a higher interest rate is established for the loan. Fees are paid by the applicant at the time of loan commitment,whereas the origination fees are paid at the time of closing.

         Accounting standards adopted under FASB 91 prescribe the accounting treatment for origination and commitment fees. Loan origination and commitment fees and certain direct loan origination costs are being deferred and the net amounts amortized as an adjustment of the related loan's yield. These amounts are amortized to interest income using the level yield method over the contractual life of the related loans. Deferred loan fees totaled $134,000, $153,000 and $164,000 at June 30, 1996, 1997 and 1998, respectively. Deferred loan origination fees and costs associated with loans sold are recognized at the time of sale as a component of gain or loss on the sale of loans.

   DELINQUENCIES, NON-PERFORMING ASSETS AND CLASSIFIED ASSETS

         At June 30, 1998, Reliance Savings Bank had two loans delinquent more than 89 days for a total of $197,000 which were classified as non-performing. Reliance Savings Bank had no classified assets at June 30, 1998. At June 30, 1997 and 1996, Reliance Savings Bank had no nonperforming assets, classified assets or loans delinquent more than 89 days.

         Delinquent Loans. Management and Reliance Savings Bank's Board of Directors perform a monthly review of all delinquent loans. The procedures taken by Reliance Savings Bank with respect to delinquencies vary depending on the type of loan, delinquent amount and age of delinquency. Reliance Savings Bank generally requires that delinquent loans be reviewed and a written late charge be mailed not later than the 15th day of delinquency. Reliance Savings Bank's policies provide that telephone contact will be attempted to ascertain the reasons for delinquency and the prospects of prompt payment. When contact is made with the borrower at any time prior to foreclosure, Reliance Savings Bank will attempt to obtain full payment or work out a repayment schedule with the borrower to avoid foreclosure. It is Reliance Savings Bank's general policy to continue to accrue interest on all loans which are past due up to 90 days. When a loan secured by a mortgage is delinquent for 90 or more days, Reliance Savings Bank generally will initiate foreclosure proceedings. Property acquired by Reliance Savings Bank as a result of foreclosure on a loan is classified as "real estate owned" and is recorded at the lower of the unpaid principal balance or fair value less costs to sell at the date of acquisition and thereafter. Upon foreclosure, it is Reliance Savings Bank's policy generally to require an appraisal of the property and, thereafter, appraisal of the property on an annual basis and external inspections on at least a quarterly basis.

         At June 30, 1996, 1997 and 1998, delinquencies in Reliance Savings Bank's loan portfolio were as follows:

                                                                            AT JUNE 30, 1996
                                                          ----------------------------------------------------
                                                                                             90 DAYS OR
                                                                60-89 DAYS                    MORE(1)
                                                          ---------------------        -----------------------
                                                          NUMBER        PRINCIPAL      NUMBER        PRINCIPAL
                                                            OF           BALANCE        OF           BALANCE
                                                           LOANS        OF LOANS       LOANS         OF LOANS
                                                          ------         ------        ------        ---------
                                                                           (DOLLARS IN THOUSANDS)
MORTGAGE LOANS:
       One- to four-family .......................             0         $ --               0         $ --
       Multi-family ..............................             0           --               0           --
       Commercial real estate ....................             0           --               0           --
       Residential construction ..................             0           --               0           --
       Commercial construction/land development ..             0           --               0           --
                                                          ------         ------        ------         ------
          Total mortgage loans ...................             0           --               0           --
CONSUMER LOANS:
       Home equity ...............................             0           --               0           --
       Other consumer ............................             0           --               0           --
                                                          ------         ------        ------         ------
         Total consumer loans ....................             0           --               0           --
                                                          ------         ------        ------         ------
            Total gross loans ....................             0         $ --               0         $ --
                                                          ======         ------        ======         ======
Delinquent loans to gross loans
       (including loans held for sale) ...........                         0.00%                        0.00%
                                                                         ======                       ======

                                                                              AT JUNE 30, 1997
                                                             ------------------------------------------------
                                                                                              90 DAYS OR
                                                                  60-89 DAYS                    MORE(1)
                                                             ----------------------     ---------------------
                                                              NUMBER      PRINCIPAL        NUMBER     PRINCIPAL
                                                               OF         BALANCE          OF         BALANCE
                                                              LOANS       OF LOANS        LOANS       OF LOANS
                                                             ------      ----------     ------        ------
                                                                            (DOLLARS IN THOUSANDS)
MORTGAGE LOANS:
       One- to four-family .......................                2        $  195             0        $ --
       Multi-family ..............................                0          --               0          --
       Commercial real estate ....................                0          --               0          --
       Residential construction ..................                0          --               0          --
       Commercial construction/land development ..                0          --               0          --
                                                             ------        ------        ------        ------
          Total mortgage loans ...................                2           195             0          --
CONSUMER LOANS:
       Home equity ...............................                0          --               0          --
       Other consumer ............................                0          --               0          --
                                                             ------        ------        ------        ------
         Total consumer loans ....................                0          --               0          --
                                                             ------        ------        ------        ------
            Total gross loans ....................                2        $  195             0        $ --
                                                             ======        ======        ======        ======
Delinquent loans to gross loans
       (including loans held for sale) ...........                           0.65%                       0.00%
                                                                           ======                      ======

                                                                             AT JUNE 30, 1998
                                                          ----------------------------------------------------
                                                                                           90 DAYS OR
                                                              60-89 DAYS                     MORE(1)
                                                          -----------------------      -----------------------
                                                          NUMBER        PRINCIPAL      NUMBER        PRINCIPAL
                                                           OF            BALANCE         OF           BALANCE
                                                          LOANS         OF LOANS        LOANS        OF LOANS
                                                          ------        ---------      -------       ---------
                                                                         (DOLLARS IN THOUSANDS)
MORTGAGE LOANS:
       One- to four-family .......................             1         $   31              2        $  197
       Multi-family ..............................          --             --             --            --
       Commercial real estate ....................          --             --             --            --
       Residential construction ..................          --             --             --            --
       Commercial construction/land development ..          --             --             --            --
                                                          ------         ------         ------        ------
         Total mortgage loans ....................             1             31              2           197
CONSUMER LOANS:
       Home equity ...............................          --             --             --            --
       Other consumer ............................          --             --             --            --
                                                          ------         ------         ------        ------
         Total consumer loans ....................          --             --             --            --
                                                          ------         ------         ------        ------
           Total gross loans .....................             1         $   31              2        $  197
                                                          ======         ======         ======        ======
Delinquent loans to gross loans
       (including loans held for sale) ...........                         0.10%                        0.64%
                                                                         ======                       ======

---------

(1) Reliance Savings Bank discontinues the accrual of interest on loans when the borrower is delinquent as to a contractually due principal or interest payment by 90 days or more.

         Non-Performing Assets. Loans are placed on non-accrual status when, in the judgment of Reliance Savings Bank management, the probability of collection of principal or interest is deemed insufficient to warrant further accrual of interest. Reliance Savings Bank discontinues the accrual of interest on loans when the borrower is delinquent as to a contractually due principal or interest payment by 90 days or more. When a loan is placed on non-accrual status, all of the accrued interest on that loan is reversed by way of a charge to interest income. Accrual of interest on a non-accrual loan is resumed when all contractually past due payments are current and when management believes the outstanding loan principal and contractually due interest is no longer doubtful of collection.

         Property acquired by Reliance Savings Bank as a result of a foreclosure, property upon which a judgment of foreclosure has been entered but prior to foreclosure sale and property which has been in substance foreclosed are classified as foreclosed properties. Foreclosed properties are recorded at the lower of the unpaid principal balance of the related loan or fair market value. The amount by which the recorded loan balance exceeds the fair market value at the time a property is classified as foreclosed property is charged against the allowance for loan losses. Any subsequent reduction in the carrying value of a foreclosed property, is charged against current earnings. At June 30, 1998, Reliance Savings Bank had no properties in foreclosed or in substance foreclosed.

         Non-performing loans include loans placed on non-accrual status and troubled debt restructurings. Nonperforming assets consist only of non-performing loans, since there are no foreclosed properties for the periods indicated below. The following table sets forth non-performing loans and assets:


                                                             AT  JUNE 30,
                                                ----------------------------------------
                                                  1996            1997            1998
                                                --------        --------        --------
                                                            (DOLLARS IN THOUSANDS)

Nonaccrual mortgage loans ..............        $   --          $   --          $    197
Nonaccrual consumer loans ..............            --              --              --
Real estate in judgment ................            --              --              --
                                                --------        --------        --------
Total non-performing assets ............        $   --          $   --          $    197
                                                ========        ========        ========

Total non-performing assets
   to gross loans receivable ...........            0.00%           0.00%           0.64%
                                                ========        ========        ========

Total non-performing assets
   to total assets .....................            0.00%           0.00%           0.46%
                                                ========        ========        ========

Interest on non-performing loans
   on the accrual basis ................        $   --          $   --          $      6
Actual interest received on
   non-performing loans ................            --              --              --
                                                --------        --------        --------
Net reduction of interest income .......        $   --          $   --          $      6
                                                ========        ========        ========


         There are no concentrations of loans exceeding 10% of loans which are not otherwise disclosed as a category of loans.

         As of June 30, 1998, there were no other loans not included in the foregoing tables or discussed above where known information about the possible credit problems of borrowers caused management to have serious doubts as to the ability of the borrower to comply with present loan repayment terms and which may result in disclosure of such loans in the future.

         As of June 30, 1998, Reliance Savings Bank had no real estate owned ("REO"). If Reliance Savings Bank were to acquire any REO, it would initially record the REO at the lower of the recorded investment in the loan or the fair market value of the assets securing the loan at the date of foreclosure, less costs to sell. Thereafter, if there were a further deterioration in value, Reliance Savings Bank would either rewrite down the REO directly or provide a valuation allowance and charge operations for the reduction in value. The policy for loans secured by real estate, which comprise the bulk of Reliance Savings Bank's portfolio, is to establish loss reserves in accordance with Reliance Savings Bank's loan classification process, based on GAAP. It is the policy of Reliance Savings Bank to obtain an appraisal on all real estate acquired through foreclosure at the time of foreclosure.

         Classification of Assets. Federal regulations require that each insured financial institution classify its assets on a regular basis. In addition, in connection with examinations of insured institutions by regulatory authorities, regulatory examiners have authority to identify problem assets as Substandard, Doubtful or Loss. Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that Reliance Savings Bank will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weakness of Substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, questionable, and there is a high possibility of loss. An asset classified as Loss is considered uncollectible and of such little value that continuance as an asset of Reliance Savings Bank is not warranted. Reliance Savings Bank has adopted an asset classification methodology which parallels that required by federal regulations. Assets classified as Substandard or Doubtful require Reliance Savings Bank to establish prudent general allowances for loan losses. Assets classified as Loss must either be charged off or must have a specific allowance established for 100% of the asset classified as a Loss.

         At June 30, 1998, based upon Reliance Savings Bank's asset classification methodology, Reliance Savings Bank had no assets classified as Substandard, Doubtful or Loss.

         Allowance for Loan Losses. Under federal regulations, when an insured institution classifies problem assets as with Substandard or Doubtful, it is required to establish general allowances for loan losses in an amount deemed prudent by management. In addition to general valuation allowances, Reliance Savings Bank may establish specific loss reserves against specific assets in which a loss may be realized. General allowances represent loss allowances which have been established to recognize the inherent risks associated with lending activities, but which, unlike specific allowances, have not been allocated to recognize probable losses on particular problem assets. Reliance Savings Bank's determination as to its classification of assets and the amount of its specific and general valuation allowances are subject to review by the WDFI and the FDIC, either of which can order the establishment of additional general or specific loss allowances.

         The FDIC, in conjunction with the other federal banking agencies, has adopted and interagency policy statement on the allowance for loan and lease losses. The policy statement provides guidance for financial institutions on both the responsibilities of management for the assessment and establishment of adequate allowances and guidance for banking agency examiners to use in determining the adequacy of general valuation guidelines. Generally, the policy statement recommends that institutions have effective systems and controls to identify, monitor and address asset quality problems; management has analyzed all significant factors that affect the collectibility of the portfolio in a reasonable manner; and management has established acceptable allowance evaluation processes that meet the objectives set forth in the policy statement. While Reliance Savings Bank believes that it has established an adequate allowance for loan losses, there can be no assurance that regulators, in reviewing Reliance Savings Bank's loan portfolio, will not request Reliance Savings Bank to materially increase its allowance for loan losses, thereby negatively affecting Reliance Savings Bank's financial condition and earnings at that time. Although management believes that adequate specific and general loan loss allowances have been established, actual losses are dependent upon future events and, as such, further additions to the level of specific and general loan loss allowances may become necessary.

         The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on Reliance Savings Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may effect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions. There can be no assurance that the allowance for loan losses will be adequate to cover losses which may in fact be realized in the future and that additional provisions for loan losses will not be required. The amount of the provision for loan losses for the years ended June 30, 1996, 1997 and 1998 reflected management's intention to continue to make annual additions to Reliance Savings Bank's allowance for loan losses until it is equal to approximately 1.0% of Reliance Savings Bank's gross loan portfolio. However, Reliance Savings Bank will continue to monitor its loan loss experience, the condition and composition of its loan portfolio and general economic conditions, and may make further additions to its allowance for loan losses to a greater or lesser extent than it has done historically, depending upon changes in the aforementioned conditions.

         The following table sets forth Reliance Savings Bank's allowance for loan losses at the dates indicated.

                                                                              AT JUNE 30,
                                                               ------------------------------------------
                                                                 1996             1997             1998
                                                               --------         --------         --------
                                                                          (DOLLARS IN THOUSANDS)

Balance at beginning of period ........................        $    104         $    126         $    147
Provision for loan losses .............................              22               21               22
Charge-offs net of recoveries:
    Mortgage loans ....................................            --               --               --
    Consumer loans ....................................            --               --               --
                                                               --------         --------         --------
Total charge-offs (net) ...............................            --               --               --
                                                               --------         --------         --------
Balance at end of period ..............................        $    126         $    147         $    169
                                                               ========         ========         ========
Ratio of allowance for loan losses to gross
    loans receivable at the end of period .............            0.47%            0.49%            0.55%
Ratio of allowance for loan losses to
    non-performing loans at the end of period .........            0.00%            0.00%           85.67%
Ratio of allowance for loan losses to total
    non-performing assets at the end of the period ....            0.00%            0.00%           85.67%
Ratio of net charge-offs to average gross
    loans during period ...............................            0.00%            0.00%            0.00%

         The following table shows Reliance Savings Bank's total allowance for loan losses and the allocation to the various categories of loans held for investment at the dates indicated. It is not anticipated that charge-offs during the year ending June 30, 1998 will exceed the amount allocated to any individual category of loans.

                                                                                 AT JUNE 30,
                                          -----------------------------------------------------------------------------------------
                                                          1996                                             1997
                                          ----------------------------------------       ------------------------------------------
                                                                         % OF                                              % OF
                                                          % OF         LOANS IN                            % OF          LOANS IN
                                                          TOTAL        CATEGORY                           TOTAL           CATEGORY
                                                          LOANS        TO TOTAL                           LOANS           TO TOTAL
                                                           BY         OUTSTANDING                           BY          OUTSTANDING
BREAKDOWN OF ALLOWANCE                    AMOUNT        CATEGORY         LOANS           AMOUNT          CATEGORY          LOANS
----------------------                    ------        --------      ------------       ------          --------     -------------
                                                                         (DOLLARS IN THOUSANDS)
Mortgage loans:
    One- to four-family ................. $    51           0.47%          40.46%        $    53            0.49%          36.26%
    Multi-family ........................      20           0.47           15.68              27            0.49           18.32
    Commercial real estate ..............      22           0.47           17.26              23            0.49           15.95
    Residential construction ............      11           0.47            9.00              10            0.49            6.60
    Commercial construction/
     land development ...................      20           0.47           16.23              32            0.49           21.67
                                          -------                        -------         -------                         -------
       Total mortgage loans .............     124                          98.63             145                           98.80
Consumer loans ..........................       2           --              1.37               2            --              1.20
                                          -------                        -------         -------                         -------
       Total allowance for loan losses .. $   126                         100.00%        $   147                          100.00%
                                          =======                        =======         =======                         =======



                                                                   AT JUNE 30,
                                                      ---------------------------------------
                                                                      1998
                                                      ---------------------------------------
                                                                                      % OF
                                                                      % OF          LOANS IN
                                                                      TOTAL         CATEGORY
                                                                      LOANS         TO TOTAL
                                                                        BY         OUTSTANDING
BREAKDOWN OF ALLOWANCE                                AMOUNT         CATEGORY         LOANS
----------------------                                ------         --------       ---------
                                                               (DOLLARS IN THOUSANDS)
Mortgage loans:
    One- to four-family .................            $    51           0.55%          30.32%
    Multi-family ........................                 41           0.55           24.37
    Commercial real estate ..............                 19           0.55           11.14
    Residential construction ............                 42           0.55           24.42
    Commercial construction/
     land development ...................                 15           0.55            9.17
                                                     -------                        -------
       Total mortgage loans .............                168                          99.42
Consumer loans ..........................                  1           --              0.58
                                                     -------                        -------
       Total allowance for loan losses ..            $   169                         100.00%
                                                     =======                        =======

   INVESTMENT ACTIVITIES

     General. The investment policy of Reliance Savings Bank, which is established by the Board of Directors and implemented by Reliance Savings Bank's management, is designed primarily to provide and maintain required liquidity, generate a favorable return on investments without incurring undue interest rate and credit risk and complement Reliance Savings Bank's lending activities. Reliance Savings Bank primarily invests in mortgage-backed and related securities. United States treasury obligations and mutual funds (the assets of which are comprised primarily of government guaranteed mortgage-backed and related securities).

     Reliance Savings Bank's investment policy permits investment in various types of liquid assets authorized under FDIC and state regulations, which include U.S. Treasury obligations, securities of various agencies, certain certificates of deposit of insured banks and savings institutions, certain banker's acceptances and deposits at the FHLB-Chicago. Reliance Savings Bank also is permitted to invest in commercial paper, mutual funds, investment grade corporate debt securities and mortgage-backed and related securities. Investment and aggregate investment limitations and credit quality parameters of each class of investment are prescribed in Reliance Savings Bank's investment policy. Reliance Savings Bank performs analyses on mortgage related securities prior to purchase and on an ongoing basis to determine the impact on earnings and market value under various interest rate and prepayment conditions. Reliance Savings Bank's investment policy prohibits Reliance Savings Bank from engaging in hedging activities which involve the use of options, futures, interest rate swaps or forward commitments, and from purchasing non-investment grade corporate debt securities. During the years ended June 30, 1996, 1997 and 1998, Reliance Savings Bank did not hold any derivative financial instruments in its investment portfolio to which the provisions of SFAS No. 119 would apply.

     Reliance Savings Bank categorizes the securities it purchases into a "Held to Maturity" or "Available for Sale" portfolio as follows:

     1. Securities Held to Maturity. Reliance Savings Bank has the ability and intent to hold these assets to maturity. Upon acquisition, securities are classified as to Reliance Savings Bank's intent and a sale would only be effected due to deteriorating investment quality. The investment portfolio is not used for speculative purposes and is carried at amortized cost. in the event Reliance Savings Bank sells securities from this portfolio for other than credit quality reasons, all activities within the investment portfolio with matching characteristics may be reclassified as assets held for sale.

     2. Securities Available for Sale. Reliance Savings Bank does not intend to hold these assets to maturity and thus are carried at an amount which is the lower of aggregate cost or market value with unrealized losses recognized as a component of stockholders' equity. This portion of the securities portfolio is designated to meet anticipated loan demand and deposit runoff or to take advantage of market opportunities.

     During the year ended June 30, 1998, Reliance Savings Bank transferred its investments from its held-to-maturity portfolio to its available-for-sale portfolio. This was done as the result of a sale from its held-to-maturity portfolio of a $200,000 REMIC, on which a $1,375 realized loss was incurred, due to the inconsistency in the nature and volatility of the investment with Reliance Savings Bank's conservative investment objectives. The remaining investments in the held-to-maturity portfolio transferred to the available-for-sale portfolio had an amortized cost of $3.8 million and resulted in an unrealized gain of $48,000.

     Mortgage-Backed Securities. At June 30, 1998, Reliance Savings Bank's mortgage-backed securities portfolio totaled $420,000, and consisted of $406,000 of GNMA participation certificates and $14,000 of FHLMC participation certificates.

     Mortgage-backed securities represent a participation interest in a pool of single-family or multi-family mortgage loans, the principal and interest payments on which are passed from the mortgage loan originators through intermediaries (generally federal government-sponsored enterprises) that pool and repackage the participation interest in the form of securities to investors such as Reliance Savings Bank. Such federal government-sponsored enterprises, which guarantee the payment of principal and interest to investors include FHLMC, FNMA and GNMA. Mortgage- backed securities generally increase the quality of Reliance Savings Bank's assets by virtue of the guarantees that back them, are more liquid than individual mortgage loans and may be used to collateralize borrowings or other obligations of Reliance Savings Bank.

     The actual maturity of a mortgage-backed security varies, however, depending on when the mortgagors prepay or repay the underlying mortgage loans. Prepayments of the underlying mortgage loans may shorten the life of the investment, thereby adversely affecting its yield to maturity and the related market value of the mortgage-backed security. The yield is based upon the interest income and the amortization of the premium or accretion of the discount, related to the mortgage-backed security. Premiums and discounts on mortgage-backed securities are amortized or accreted over the estimated term of the securities using a level yield method. The prepayment assumptions used to determine the amortization period for premiums and discounts can significantly affect the yield of the mortgage-backed security and these assumptions are reviewed periodically to reflect the actual prepayment. The actual prepayments of the underlying mortgage loans depend on many factors, including type of mortgage loans and general levels of market interest rates. The difference between the interest rates on the underlying mortgage loans and the prevailing mortgage interest rates is an important determinant in the rate of prepayments. During periods of falling mortgage interest rates, prepayments generally increase. If the coupon rate of the underlying mortgage loans significantly exceeds the prevailing market interest rate offered for mortgage loans, refinancing generally increases and accelerates the prepayment of the underlying mortgage loans. Prepayment experience is more difficult to estimate for adjustable rate mortgage-backed securities. While mortgage-backed securities carry a reduced credit risk as compared to whole loans (and generally yield less than the loans that underlie such securities because of the cost payment guarantees or credit enhancements that result in nominal credit risk), such securities remain subject to the risk that a fluctuating interest rate environment, along with other factors such as the geographic distribution of the underlying mortgage loans, may alter the prepayment rate of such mortgage loans and so affect both the prepayment speed and value of such securities.

     Mortgage-Related Securities. At June 30, 1998, Reliance Savings Bank's had no CMOs in its portfolio as compared to its portfolio of $100,000 as of June 30, 1997. The CMOs owned by Reliance Savings Bank at June 30, 1997 were issued by the FHLMC.

   COMPOSITION OF RELIANCE SAVINGS BANK'S MORTGAGE-BACKED AND RELATED SECURITIES PORTFOLIO

     The table below sets forth certain information regarding the carrying value, weighted average yields and maturities of Reliance Savings Bank's mortgage-backed and related securities held for sale at June 30, 1998. At June 30, 1998, Reliance Savings Bank did not have any mortgage-backed and related securities held for investment.


                                                                            AT JUNE 30, 1998
                                        --------------------------------------------------------------------------------------------

                                               ONE YEAR                 OVER ONE TO               OVER FIVE TO
                                                OR LESS                 FIVE YEARS                  TEN YEARS         OVER TEN YEARS
                                        -----------------------    -----------------------     ---------------------- --------------

                                                     WEIGHTED                   WEIGHTED                   WEIGHTED
                                        CARRYING     AVERAGE       CARRYING      AVERAGE      CARRYING      AVERAGE      CARRYING
                                          VALUE        YIELD         VALUE        YIELD         VALUE        YIELD         VALUE
                                        ----------   ----------    ----------   ----------     -------     ----------    ---------
                                                                           (DOLLARS IN THOUSANDS)
MORTGAGE-BACKED SECURITIES:
  GNMA ............................        $ --          --  %       $ --           -- %        $ 147         8.57%        $ 259
  FHLMC ...........................          --          --             14         9.00           --           --            --
MORTGAGE-RELATED SECURITIES:
  CMOs ............................          --          --            --           --            --           --            --
                                           -----        -----        -----        -----         -----        -----         -----
      Total mortgage-backed
         and related securities ...        $ --          --  %       $  14         9.00%        $ 147         8.57%        $ 259
                                           =====        =====        =====        =====         =====        =====         =====



                                                             AT JUNE 30, 1998
                                      -------------------------------------------------------------------
                                                MORTGAGE-BACKED AND RELATED SECURITIES

                                      OVER TEN YEARS                               TOTALS
                                      --------------    -------------------------------------------------
                                                        AVERAGE
                                         WEIGHTED       REMAINING               APPROXIMATE   WEIGHTED
                                          AVERAGE       YEARS TO    CARRYING      MARKET       AVERAGE
                                           YIELD        MATURITY      VALUE       VALUE         YIELD
                                          ------      ------------  ----------- -----------  ------------
                                                           (DOLLARS IN THOUSANDS)
MORTGAGE-BACKED SECURITIES:
  GNMA ............................        10.80%        13.20        $ 406        $ 445         9.99%
  FHLMC ...........................         --            2.92           14           14         9.00
MORTGAGE-RELATED SECURITIES:
  CMOs ............................         --            --           --           --           --
                                           -----         -----        -----        -----        -----
      Total mortgage-backed
         and related securities ...        10.80%        12.75        $ 420        $ 459          9.4%
                                           =====         =====        =====        =====        =====




         The following table sets forth certain information regarding carrying and market values and percentage of total carrying values of Reliance Savings Bank's mortgage-backed and related securities portfolio.

                                                                              AT JUNE 30,
                                    ----------------------------------------------------------------------------------------------
                                                1996                              1997                              1998
                                    ---------------------------       -----------------------------     --------------------------
                                    CARRYING   % OF       MARKET      CARRYING    % OF      MARKET      CARRYING   % OF     MARKET
                                     VALUE     TOTAL      VALUE        VALUE      TOTAL      VALUE       VALUE     TOTAL     VALUE
                                    --------  --------   ------       --------   --------   -------     --------  --------  ------

                                                                          (DOLLARS IN THOUSANDS)
MORTGAGE-BACKED SECURITIES:
     GNMA.......................   $  679      84.88%     $  735          568     82.92%       616      $ 406     96.67%    $  444
     FHLMC......................       21       2.62          22           17      2.48         19         14      3.33         14
MORTGAGE-RELATED SECURITIES:
     CMOs.......................      100       12.5          95          100     14.60         97         --        --         --
                                   ------      -----      ------        -----     -----      -----      -----       ---     ------
     Total mortgage-backed
       and related securities...   $  800     100.00%     $  852       $  685    100.00%     $ 732      $ 420    100.00%    $  458
                                   ======     ======      ======       ======   =======      =====      =====    ======     ======

         The following table sets forth the activity in Reliance Savings Bank's mortgage-backed and related securities portfolio during the periods indicated.

                                                                YEAR ENDED JUNE 30,
                                                     ---------------------------------------
                                                      1996            1997            1998
                                                     -------         -------         -------
                                                                  (IN THOUSANDS)
MORTGAGE-BACKED AND RELATED SECURITIES:
     At beginning of period .................        $ 1,020         $   800         $   685
        Purchases ...........................           --              --              --
        Sales ...............................           --              --              (100)
        Repayments ..........................           (221)           (115)           (165)
        Adjustment to market value ..........           --              --                36
        Premium/discount amortization .......              1            --              --
                                                     -------         -------         -------
     End of period ..........................        $   800         $   685         $   456
                                                     =======         =======         =======

         Reliance Savings Bank may, in future periods, leverage its capital base by using the proceeds of borrowings from the FHLB-Chicago to purchase mortgage-backed and related securities or investment securities. Therefore, if the leveraging strategy is implemented, the size of Reliance Savings Bank's mortgage-backed and related securities portfolio may increase in future periods.

         Investment Securities. Reliance Savings Bank invests in various types of liquid assets that are permissible investments for state chartered savings banks, including United States Treasury obligations, securities of various federal agencies, certain certificates of deposits of federally insured banks and savings institutions and federal funds. Subject to various restrictions, Reliance Savings Bank also may invest its assets in commercial paper, mutual funds, and investment grade corporate debt securities. Reliance Savings Bank's current investment policy permits purchase only of investments rated investment grade (i.e., rated in one of the top four rating categories) by a nationally recognized statistical rating corporation ("NRSRO") and does not permit purchases of securities of non-investment grade quality. Investment securities generally are carried at cost, as adjusted for amortization of premiums and accretion of discounts, because it is management's intention to hold such securities to maturity.

         A portion of Reliance Savings Bank's investment securities portfolio consists of U.S. government and other agency obligations and mutual fund investments. At June 30, 1998, U.S. government and agency obligation investments totaled $2.0 million, or 17.78% of Reliance Savings Bank's total investment portfolio. The amount of these securities decreased significantly during the year ended June 30, 1998 due to the repayment of borrowings. At June 30, 1998, mutual funds investments, consisting of adjustable and floating rate mortgage securities issued or guaranteed by the U.S. Government or its agencies, totaled $4.7 million, or 40.81%, of Reliance Savings Bank's total investment securities portfolio. All of Reliance Savings Bank's mutual fund investments are permissible investments under Reliance Savings Bank's investment policy and all other applicable regulations. Mutual fund investments are carried at market value.

         The following table sets forth investment securities issued by a single entity with a total carrying value in excess of 10% of Reliance Savings Bank's retained earnings at June 30, 1998 and all mutual fund investments contained in Reliance Savings Bank's investment securities portfolio at June 30, 1998.

                                                                       CARRYING                     MARKET
                                                                       VALUE AT                    VALUE AT
           NAME OF ISSUER                                            JUNE 30, 1998               JUNE 30, 1998
           --------------                                            -------------               -------------
                                                                                   (IN THOUSANDS)
Federated ARMS Fund, Institutional Shares,
    251,004.016 shares............................................      $2,500                      $2,430
Asset Management Fund, Inc., Adjustable Rate Mortgage
    (ARM) Portfolio, 122,517.732 shares...........................       1,225                       1,218
Federated Short-Term Income Fund (A Portfolio of
    Federated Income Securities Trust), Institutional Shares,
    109,409.190 shares............................................       1,000                         956
FHLB Bond, due 06/23/2008.........................................       2,000                       2,006

COMPOSITION OF RELIANCE SAVINGS BANK'S INVESTMENT SECURITIES PORTFOLIO

    The following tables set forth certain information regarding the fair market values and the amortized cost or market value of Reliance Savings Bank's investment securities.

                                                                                      AT JUNE 30,
                                                         ---------------------------------------------------------------------------
                                                                       1996                                    1997
                                                         -----------------------------------    ------------------------------------
                                                                                                AMORTIZED                AMORTIZED
                                                         CARRYING      % OF        COST OR       CARRYING     % OF        COST OR
                                                           VALUE       TOTAL    MARKET VALUE      VALUE       TOTAL     MARKET VALUE
                                                         --------     -------   ------------    ---------    -------    ------------
                                                                                (DOLLARS IN THOUSANDS)
SECURITIES AVAILABLE FOR SALE:
   U.S. Government and other agency obligations ......    $  --          --  %     $  --          $ 2,592      22.58%     $ 2,582
   Equity securities-mutual funds ....................      5,350       67.88        5,525          5,403      47.06        5,525
   Corporate debt securities .........................      1,955       24.80        1,955          2,540      22.12        2,540
   Equity securities-FHLMC stock .....................        577        7.32           28            946       8.24           28
                                                          -------     -------      -------        -------    -------      -------
     Total investment securities available for sale ..    $ 7,882      100.00%     $ 7,508        $11,481     100.00%     $10,675
                                                          =======     =======      =======        =======    =======      =======

SECURITIES HELD TO MATURITY:
   U.S. Government and other agency obligations ......    $11,178       96.12%     $11,162        $ 3,189      86.59%     $ 3,202
   Certificates of deposit ...........................        294        2.53          294            294       7.98          294
   FHLB stock ........................................        157        1.35          157            200       5.43          200
                                                          -------     -------      -------        -------    -------      -------
     Total securities held to maturity ...............    $11,629      100.00%     $11,613        $ 3,683     100.00%     $ 3,696
                                                          =======     =======      =======        =======    =======      =======




                                                                             AT JUNE 30,
                                                               ---------------------------------------
                                                                                 1998
                                                               ---------------------------------------
                                                               CARRYING        % OF        COST OR
                                                                VALUE          TOTAL     MARKET VALUE
                                                               --------       -------    -------------
                                                                        (DOLLARS IN THOUSANDS)
SECURITIES AVAILABLE FOR SALE:
     U.S. Government and other agency obligations .....        $ 2,006          17.94%     $ 2,000
     Equity securities-mutual funds ...................          4,604          41.18        4,725
     Corporate debt securities ........................          2,585          23.12        2,585
     Certificates of Deposit ..........................            493           4.41          486
     Equity securities - FHLB stock ...................            200           1.79          200
     Equity securities-FHLMC stock ....................          1,293          11.56           28
                                                               -------        -------      -------
     Total investment securities available for sale ...        $11,181         100.00%     $10,024
                                                               =======        =======      =======
SECURITIES HELD TO MATURITY:
     U.S. government and other agency obligations .....           --             --           --
     Certificates of deposit ..........................           --             --           --
     FHLB stock .......................................           --             --           --
                                                               -------        -------      -------
     Total securities held to maturity ................           --             --           --
                                                               =======        =======      =======

         The table below sets forth certain information regarding the carrying value or amortized cost, weighted average yields and maturities of Reliance Savings Bank's investment securities at June 30, 1998.


                                                                               AT JUNE 30, 1998
                                          ---------------------------------------------------------------------------------------


                                                                                 OVER ONE TO FIVE            OVER FIVE TO TEN
                                                ONE YEAR OR LESS                      YEARS                      YEARS
                                          ------------------------     ----------------------------   ----------------------------

                                           CARRYING                   CARRYING                         CARRYING
                                           VALUE OR      WEIGHTED      VALUE OR       WEIGHTED         VALUE OR       WEIGHTED
                                           AMORTIZED     AVERAGE       AMORTIZED       AVERAGE         AMORTIZED      AVERAGE
                                             COST         YIELD          COST           YIELD            COST          YIELD
                                          ----------    ----------     ----------     ----------      ----------     ----------
                                                                        (DOLLARS IN THOUSANDS)

SECURITIES AVAILABLE FOR SALE:

  U.S. Government and other
    agency obligations .................  $     --            --       $     --             --         $    2,006           6.66%

  Equity securities-mutual funds .......        --            --             --             --               --             --

  Corporate debt securities ............        --            --             --             --               --             --

  Certificates of deposit ..............         394          6.21%            99           5.60%            --             --

  FHLB stock ...........................        --            --             --             --               --             --

  Equity securities-FHLMC
      stock ............................        --            --             --             --               --             --
                                          ----------                   ----------                      ----------

      Total securities available for
      sale .............................  $      394          6.21%    $       99           5.60%      $    2,006           6.66%
                                          ==========                   ==========                      ==========




                                                                                AT JUNE 30, 1998
                                          ------------------------------------------------------------------------------------------

                                                                          NO
                                                                      CONTRACTUAL
                                                OVER TEN YEARS          MATURITY               INVESTMENT SECURITIES TOTALS
                                          -------------------------    ----------   ------------------------------------------------

                                          CARRYING                      CARRYING     AVERAGE      CARRYING
                                           VALUE OR      WEIGHTED       VALUE OR    REMAINING     VALUE OR     APPROX.    WEIGHTED
                                          AMORTIZED       AVERAGE       AMORTIZED    YEARS TO     AMORTIZED    MARKET      AVERAGE
                                             COST          YIELD          COST       MATURITY       COST        VALUE       YIELD
                                          ----------     ----------    ----------   ----------    ----------  ----------  ----------

                                                                          (DOLLARS IN THOUSANDS)

SECURITIES AVAILABLE FOR SALE:

  U.S. Government and other
    agency obligations .................    $     --           --       $     --       9.92    $    2,000    $    2,006      6.60

  Equity securities-mutual funds .......          --           --            4,604     --           4,725         4,604      5.48

  Corporate debt securities ............         2,585         5.70%          --      23.55         2,585         2,585      5.70

  Certificates of deposit ..............          --           --             --       0.56           486           493      5.96

  FHLB stock ...........................          --           --              200     --             200           200      --

  Equity securities-FHLMC
      stock ............................          --           --            1,293     --              28         1,293     39.70
                                           ----------                   ----------             ----------    ----------

      Total securities available for
      sale .............................    $    2,585         5.70%    $    6,097             $   10,024    $   11,181      5.77
                                            ==========   ==========     ==========             ==========    ==========


   SOURCES OF FUNDS

         General. Reliance Savings Bank's primary sources of funds for use in lending, investing and for other general purposes are deposits, proceeds from principal and interest payments on loans, mortgage-backed and related securities and investment securities. Contractual loan payments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general market interest rates and economic conditions. Borrowings may be used on a short-term basis to compensate for seasonal or other reductions in normal sources of funds or for deposit inflows at less than projected levels. Reliance Savings Bank also has other lines of credit available for borrowing purposes with other local financial institutions.

         Deposits. Reliance Savings Bank offers a variety of deposit accounts having a range of interest rates and terms. Reliance Savings Bank's deposits principally consist of demand accounts (non-interest bearing checking, NOW, MMDA, and passbook) and certificates of deposit. The flow of deposits is influenced significantly by general economic conditions, changes in prevailing interest rates and competition. Reliance Savings Bank's deposits are obtained primarily from the area in which its office is located, and Reliance Savings Bank relies principally on customer service, marketing programs and long-standing relationships with customers to attract and retain these deposits. Various types and limited amounts of advertising and promotion to attract and retain deposit accounts also are used. Reliance Savings Bank does not currently solicit or currently accept brokered deposits. Management monitors Reliance Savings Bank's certificate accounts and based on historical experience, management believes it will retain a large portion of such accounts upon maturity. Management considers Bank profitability, the matching of term lengths with assets, the attractiveness to customers and rates offered by competitors in deposit offerings and promotions. Reliance Savings Bank has been competitive in the types of accounts and interest rates it has offered on its deposit products. Reliance Savings Bank intends to continue its efforts to attract deposits as a primary source of funds for supporting its lending and investing activities.

         Reliance Savings Bank sets interest rates on its deposits on a weekly basis, based upon a number of factors, including: (i) the previous week's deposit flow; (ii) a current survey of a selected group of competitors' rates for similar products; (iii) external data which may influence interest rates;
(iv) investment opportunities and loan demands; and (v) scheduled maturities.

         The following table presents the deposit activity of Reliance Savings Bank for the periods indicated. During the low interest rate environment over the past three years, Reliance Savings Bank's deposits have declined, with depositors shifting funds from lower interest certificates of deposit to mutual funds and other investment alternatives offering higher yields. In addition, although Reliance Savings Bank has been competitively pricing its deposit products over the past two years, its core deposits have continued to decline. Reliance Savings Bank believes its office location and the characteristics of its local market area are primary contributors to this continued decline. See "--Market Area and Competition."

                                                  YEAR ENDED JUNE 30,
                                            -------------------------------
                                              1996        1997        1998
                                            -------     -------     -------
Deposits ...............................    $ 2,289     $ 4,518     $ 4,429

Withdrawals ............................      7,334       5,926       5,508
                                            -------     -------     -------

Net deposits (withdrawals) .............     (5,045)     (1,408)     (1,079)

Interest credited on deposits ..........        933         804         814
                                            -------     -------     -------

Total increase (decrease) in deposits ..    $(4,112)    $  (604)    $  (265)
                                            =======     =======     =======

         At June 30, 1997 and 1998, Reliance Savings Bank had outstanding $1.40 million and $1.40 million, respectively, in certificates of deposit in amounts of $100,000 or more maturing as follows:



                                              AT JUNE 30,
                                            ----------------
                                             1997      1998
                                            ------    ------
                                             (IN THOUSANDS)

Three months or less ...................    $  100    $ --

Over three through six months ..........       112      --

Over six through twelve months .........       843     1,196

Over twelve months .....................       347       206
                                            ------    ------

    Total ..............................    $1,402    $1,402
                                            ======    ======

         The following table sets forth the distribution of Reliance Savings Bank's deposit accounts at the dates indicated and the weighted average nominal rates on each category of deposits presented.

                                                                                 AT JUNE 30,
                                     -----------------------------------------------------------------------------------------------
                                                 1996                              1997                           1998
                                     ------------------------------- ------------------------------ --------------------------------
                                                            WEIGHTED                       WEIGHTED                        WEIGHTED
                                                PERCENT     AVERAGE              PERCENT    AVERAGE             PERCENT     AVERAGE
                                               OF TOTAL     NOMINAL              OF TOTAL   NOMINAL            OF TOTAL     NOMINAL
                                     AMOUNT    DEPOSITS       RATE    AMOUNT     DEPOSITS    RATE    AMOUNT    DEPOSITS      RATE
                                     ------------------------------- ------------------------------ --------------------------------
                                                                         (DOLLARS IN THOUSANDS)
DEMAND ACCOUNTS:

   Non-interest bearing ...........  $    89       0.49%      -- %   $    35       0.20%     -- %   $    68       0.39%        -- %

   Interest-bearing (NOW) .........      126       0.69      2.50         92       0.52     2.50         35       0.20        2.50

   Money market ...................      952       5.23      3.45        926       5.26     3.45        852       4.92        3.40

   Passbook .......................    2,775      15.25      2.78      2,660      15.12     2.78      2,350      13.56        2.77
                                     -------    -------              -------    -------             -------    -------

     Total demand accounts ........    3,942      21.66      2.87      3,713      21.10     2.91      3,305      19.07        2.87


CERTIFICATE OF DEPOSIT ACCOUNTS:

   Six months and less ............    7,230      39.73      5.59      6,410      36.43     5.59      6,452      37.23        5.62

   Six to twelve months ...........    3,533      19.41      5.49      4,326      24.58     5.49      3,972      22.91        5.66

   Twelve to 36 months ............    2,813      15.46      5.84      2,807      15.95     5.84      3,221      18.59        5.91

   36 to 60 months ................      632       3.47      6.01        289       1.65     6.01        380       2.20        6.22

   60 to 90 months ................       50       0.27      8.00         51       0.29     8.00       --         --          --

   Jumbo (over 90 months) .........     --         --        --         --         --       --         --         --          --
                                     -------    -------              -------    -------             -------    -------

   Total certificates of deposit ..   14,258      78.34      5.64     13,883      78.90     5.63     14,025      80.93        5.71
                                     -------    -------              -------    -------             -------    -------

   Total deposit accounts .........  $18,200     100.00%     5.04    $17,596     100.00%    5.05    $17,330     100.00%       5.17
                                     =======    =======              =======    =======             =======    -------

         The following table presents, by various rate categories, the amount of certificate accounts outstanding at June 30, 1996, 1997 and 1998 and the periods to maturity of the certificate accounts outstanding at June 30, 1998.


                                                                                        PERIOD TO MATURITY FROM JUNE 30, 1998
                                                           AT JUNE 30,           ---------------------------------------------------
                                            -------------------------------      WITHIN ONE   ONE TO THREE
                                             1996         1997        1998          YEAR           YEARS       THEREAFTER     TOTAL
                                            -------     -------     -------      ----------   -------------    ----------    -------
                                                                                (IN THOUSANDS)

CERTIFICATE OF DEPOSIT ACCOUNTS:

     3.99% and less ................        $    10     $    11     $    11        $    11        $  --          $  --       $    11

     4.00% to 4.99% ................             95        --          --             --             --             --          --

     5.00% to 5.99% ................         11,180      11,138       9,938          7,971          1,738            229       9,938

     6.00% to 6.99% ................          2,402       2,467       3,797          2,380          1,319             98       3,797

     7.00% to 7.99% ................            521         216         227             63            164           --           227

     8.00% to 8.99% ................             50          51          52           --             --               52          52

     9.00% to 9.99% ................           --          --          --             --             --             --          --
                                            -------     -------     -------        -------        -------        -------     -------

         Total .....................        $14,258     $13,883     $14,025        $10,425        $ 3,221        $   379     $14,025
                                            =======     =======     =======        =======        =======        =======     =======

         Borrowings and Other Financial Transactions. Reliance Savings Bank's other available sources of funds include notes payable to the FHLB-Chicago and collateralized borrowings. As a member of the FHLB-Chicago, Reliance Savings Bank is required to own capital stock in and is authorized to apply for borrowings from the FHLB- Chicago. Each FHLB credit program has its own interest rate, which may be fixed or variable, and a range of maturities. The FHLB-Chicago may prescribe the acceptable uses for these borrowings, as well as limitations on the amount and repayment provisions. Reliance Savings Bank has borrowed funds in the past, and will continue to monitor use of this source in the future. At June 30, 1997 and 1998, Reliance Savings Bank had $4.0 million and $2.0 million, respectively, outstanding from the FHLB-Chicago. Other sources of funding are from correspondent banks on a short-term basis.

         Reliance Savings Bank's borrowings from time to time include reverse repurchase agreements and repurchase agreements. The form of reverse repurchase agreements used by Reliance Savings Bank involves the sale of securities owned by Reliance Savings Bank with a commitment to repurchase the same or substantially the same securities at a predetermined price at a future date, typically within 30 days to 12 months. The form of repurchase agreements used by Reliance Savings Bank generally are entered into with local businesses and institutions seeking to deposit funds in excess of insurable limits. Both of these transactions are treated as borrowings on Reliance Savings Bank's financial statements. These transactions are authorized by Reliance Savings Bank's Investment policy and are governed by agreements with primary government dealers under PSA Master Repurchase Agreements. At June 30, 1997, Reliance had $2.0 million outstanding reverse repurchase agreements. At June 30, 1998, Reliance had no outstanding reverse repurchase agreements.

         The following table sets forth certain information regarding Reliance Savings Bank's FHLB-Chicago advances, reverse repurchase agreements and repurchase agreements at or for the periods ended on the dates indicated.


                                                                 AT OR FOR THE
                                                               YEAR ENDED JUNE 30,
                                                     ---------------------------------------
                                                      1996            1997            1998
                                                     -------         -------         -------
FHLB-CHICAGO ADVANCES:
   Average balance outstanding ..............        $   134         $ 1,775         $ 3,812
   Maximum amount outstanding at
     any month-end during the period ........            650           4,000           4,000
   Balance outstanding at end of period .....           --             4,000           2,000
   Weighted average interest rate
     during the period(1) ...................           5.82%           5.91%           6.06%
   Weighted average interest rate
     at end of period .......................           --              5.97%           6.19%
REVERSE REPURCHASE AGREEMENTS:
   No activity
REPURCHASE AGREEMENTS:
   Average balance outstanding ..............        $  --           $ 1,347         $   532
   Maximum amount outstanding at any
     month-end during the period ............           --             3,000           2,000
   Balance outstanding at end of period .....           --             2,000            --
   Weighted average interest rate during
      the period ............................           --              5.72%           5.80%
   Weighted average interest rate at end
     of period ..............................           --              5.70%           --


----------
(1) Computed on the basis of average monthly balances.

REGULATIONS

         Reliance Savings Bank consummated its conversion from a mutual to a stock savings bank on April 18, 1996. The following discussion involves regulations as they apply to stock savings banks and is intended to be a summary of key regulatory issues and not a comprehensive description of all applicable regulations.

         Reliance Savings Bank is a Wisconsin-chartered stock savings bank and its deposit accounts are insured up to applicable limits by the FDIC under the SAIF. Reliance Savings Bank is subject to extensive regulation by the Administrator, as its chartering agency, and by the FDIC, as its deposit insurer and principal federal regulator. The lending and investment authority of Reliance Savings Bank is prescribed by Wisconsin law and regulations, as well as applicable federal law and regulations, and Reliance Savings Bank is prohibited from engaging in any activities not permitted by such law and regulations. Reliance is a one-bank holding company subject to regulatory oversight by the Board of Governors of the Federal Reserve System ("FRB"), the Administrator of the WDFI - Division of Savings Institutions ("Administrator") and the SEC.

   PENDING FINANCIAL MODERNIZATION LEGISLATION

         On May 13, 1998, the U.S. House of Representatives passed a sweeping financial modernization bill, H.R. 10, "The Financial Services Act of 1998," by a vote or 214 to 213. The bill was first proposed by the Clinton Administration on May 21, 1997. The final House version differs in many significant respects from the Administration's proposed bill. The House bill has been sent to the U.S. Senate for its consideration. The Senate began hearings on the legislation on June 17, 1998. If passed by the Senate, the bill would not become law unless it is signed by the President. Since there are few legislative days left to act in the 105th Congress, many observers believe there is an inadequate amount of time for the Senate to act on the legislation in the 1998 legislative year. In addition, the Administration has commented publicly that it will not support the legislation in the form passed by the House. Accordingly, whether the bill will pass in the near future remains uncertain and the ultimate form the legislation might take if enacted cannot be predicted at this time.

         The bill, among other things, addresses the ongoing debate concerning mixing banking and commerce. Under the proposal, banks could affiliate with insurance and securities companies in a holding company structure, subject to functional regulation. Much of the debate concerning the legislation has centered on whether non-banking activities can be conducted through subsidiaries of the bank, rather than only through holding companies. In this regard, H.R. 10 requires banks to move non-banking activities to holding companies regulated by the Board of Governors of the Federal Reserve System, thereby removing them rom under the bank. Securities activities would be regulated by the SEC and state regulators would oversee insurance activities. The proposal provides for further study of the issues relating to merging the SAIF and BIF. If adopted, the legislation would represent the most significant overhaul of financial services laws since the 1930s when the Glass-Steagall Act of 1933 was enacted.

         With respect to the thrift industry, H.R. 10 does not contain provisions eliminating the federal thrift charter and requiring all federal thrifts to convert into national banks within two years. The bill allows existing unitary thrift holding companies to continue operating, but it prohibits the establishment of any new unitary thrifts, if the application for unitary thrift status if filed after March 31, 1998. Prior versions of the bill would have eliminated the federal thrift charter, while allowing existing unitary thrift holding companies to retain their status and affiliations with nonfinancial enterprises and to engage in all currently permissible activities.

   WISCONSIN SAVINGS BANK REGULATIONS

         Regulations administered by the Administrator govern various aspects of the activities and operations of Wisconsin-chartered savings banks.

         Examinations and Assessments. Reliance Savings Bank is required to file periodic reports with and is subject to examination at least once every 18-month period by the Administrator. Savings banks are required to pay examination fees and annual assessments to fund the supervisory operations of the Administrators. Based on the assessment rates published by the Administrator and Reliance Savings Bank's total assets of $43.4 million at December 31, 1997, Reliance Savings Bank paid $1,822 in assessments for the period ended June 30, 1998.

         Loans and Investments. Under Wisconsin law, Reliance Savings Bank is authorized to make, invest in, sell, purchase, participate or otherwise deal in mortgage loans or interests in mortgage loans without geographic restriction, including loans made on the security of residential and commercial property. Savings banks may lend funds, on a secured or unsecured basis, for commercial or consumer purposes, provided that aggregate commercial loans do not exceed 10% of the savings bank's total assets and aggregate consumer loans do not exceed 10% of the savings bank's total assets. Subject to certain limited exceptions, savings banks may not make a loan secured by a first lien mortgage in an amount in excess of 90% of the fair value of the real estate security.

         Subject to statutory and regulatory limitations, savings banks may also invest funds in certain types of debt and equity securities, including obligations of federal, state and local governments and agencies. Subject to prior approval of the Administrator, compliance with capital requirements, and certain other restrictions, savings banks may invest in residential housing development projects. Savings banks may invest in service corporations or subsidiaries with the prior approval of the Administrator, subject to certain restrictions. Reliance Savings Bank does not have any subsidiary operations.

         The lending and investment powers of Wisconsin savings banks also are limited by FDIC regulation and other federal law and regulations. See "Federal Deposit Insurance Corporation Improvement Act of 1991".

         Loans to One Borrower. Wisconsin-chartered savings banks may make loans and extensions of credit, both direct and indirect, to one borrower in amounts up to 15% of capital plus an additional 10% for loans fully secured by readily marketable collateral. In addition, savings banks may make loans to one borrower for any purpose in an amount not to exceed $500,000, or to develop domestic residential housing units in an amount not to exceed the lesser of $30 million or 30% of capital, provided certain conditions are satisfied. At June 30, 1998, Reliance Savings Bank had loans or groups of loans totaling $4.3 million which exceeded the loans-to-one borrower limitation of $3.3 million. Reliance Savings Bank effectuated a $4.0 million participation agreement with another lender to reduce the loans below the limitation.

         Qualified Thrift Lender. As a Wisconsin-chartered savings bank, Reliance Savings Bank must qualify for and maintain a level of qualified thrift investments equal to 60% of its assets as prescribed in Section 7701(a)(19) of the Internal Revenue Code of 1986, as amended ("Internal Revenue Code"). At June 30, 1998, Reliance Savings Bank maintained over 80% of its assets in qualified thrift investments and therefore met the qualified thrift- requirement.

         Dividend Limitations. A savings bank which meets its regulatory capital requirement may declare dividends on capital stock based upon net profits, provided that its paid-in surplus equals its capital stock. If the paid-in surplus of the savings bank does not equal its capital stock, the board of directors may not declare a dividend unless at least 10% of the net profits of the preceding half year in the case of quarterly or semi-annual dividends, or 10% of the net profits of the preceding year in the case of annual dividends, has been transferred to paid-in surplus. In addition, prior approval of the Administrator is required before dividends exceeding 50% of profits for any calendar year may be declared and before a dividend may be declared out of retained earnings. Under the Administrator's regulations, a savings bank which has converted from mutual to stock form also is prohibited from paying a dividend on its capital stock if the effect thereof would cause the regulatory capital of the savings bank to be reduced below the amount required for its liquidation account.

         Liquidity. Savings banks are required to maintain an average daily balance of liquid assets (including cash, certain time deposits, certain banker's acceptances, certain corporate debt securities and highly rates commercial paper, securities of certain mutual funds and specified United States government, state or federal agency obligations) of not less than 8% of its average daily balance during the preceding calendar month of its net withdrawable accounts plus its short-term borrowings. Also required is a "primary liquid assets" ratio of at least 4% of average daily withdrawable accounts and short-term borrowings. "Primary liquid assets" is defined as primary short-term liquid assets and U.S. government and federal agency securities. On June 30, 1998, Reliance Savings Bank's liquidity ratio was 78.56%.

   CERTAIN FEDERAL REGULATIONS

         Provisions of federal law address risk reduction and the promotion of standards of safety and soundness for insured depository institutions.

         Examinations and Audits. Federal regulations require: (i) annual on-site examinations for all depository institutions except those well-capitalized institutions with assets of less than $100 million; (ii) annual audits by independent public accountants for all insured institutions with assets in excess of $500 million; (iii) the formation of independent audit committees of the boards of directors of insured depository institutions for institutions with assets equal to or in excess of $500 million; and, (iv) management of depository institutions to prepare certain financial reports annually and to establish internal compliance procedures.

         Prompt Corrective Regulatory Action. Federal bank regulators are required to take certain supervisory actions with respect to undercapitalized institutions, the severity of which depends upon the institution's degree of capitalization. Under the regulations, an institution shall be deemed to be: (i) "well-capitalized" if it has a total risk- based capital ratio of 10.0% or more, has Tier 1 risk-based capital of 6.0% or more, has a Tier 1 leverage capital ratio of 5.0% or more and is not subject to specified requirements to meet and maintain a specific capital level for any capital measure; (ii) "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or more, a Tier 1 risk-based capital ratio of 4.0% or more and a Tier 1 leverage capital ratio of 4.0% or more (3.0% under certain circumstances) and does not meet the definition of "well-capitalized"; (iii) "undercapitalized" if it has a total risk- based capital ratio less than 8.0%, a Tier 1 risk-based capital ratio less than 4.0% or a Tier 1 leverage capital ratio less than 4.0% (or less than 3.0% under certain circumstances); (iv) "significantly undercapitalized" if it has a total risk-based capital ratio less than 6.0%, a Tier 1 risk-based capital ratio less than 3.0% or a Tier 1 leverage ratio less than 3.0%; and (v) "critically undercapitalized" if it has a ratio of tangible equity to total assets equal to or less than 2.0%.

         Subject to limited exceptions, insured institutions in any of the undercapitalized categories are prohibited from declaring dividends, making any other capital distribution or paying a management fee to a controlling person. Undercapitalized and significantly undercapitalized institutions are subject to certain mandatory supervisory actions and face more severe restrictions. Reliance Savings Bank currently exceeds all applicable regulatory capital requirements and therefore is not subject to prompt corrective action.

         At June 30, 1998, Reliance Savings Bank was a "well-capitalized" institution under the prompt corrective actions regulations.

         Brokered Deposits; Interest Rate Limitations. FDIC regulations govern the acceptance of brokered deposits by insured depository institutions. The capital position of an institution determines whether and with what limitations an institution may accept brokered deposits. A "well-capitalized" institution (one that significantly exceeds specified capital ratios) may accept brokered deposits without restriction. "Undercapitalized" institutions (those that fail to meet minimum regulatory requirements) may not accept brokered deposits and "adequately capitalized" institutions (those that are not "well-capitalized" or "undercapitalized") may only accept such deposits with the consent of the FDIC. "Adequately capitalized" institutions may apply for a waiver by letter to the FDIC. An institution that is not "well-capitalized", even if meeting minimum capital requirements, may not solicit brokered or other deposits by offering interest rates that are significantly higher than the relevant local or national rate as determined under the regulations. As a "well-capitalized" institution, Reliance Savings Bank may accept brokered deposits without restrictions. At June 30, 1998, Reliance Savings Bank had no brokered deposits.

         Uniform Lending Standards. Savings banks must adopt and maintain written policies that establish appropriate limits and standards for extensions of credit secured by liens or interests in real estate or made for the purpose of financing permanent improvements to real estate. These policies must establish loan portfolio diversification standards, prudent underwriting standards (including loan-to-value limits) that are clear and measurable, loan administration procedures and documentation, approval and reporting requirements. The real estate lending policies must reflect consideration of the Interagency Guidelines for Real Estate Lending Policies adopted by federal bank regulators. Reliance Savings Bank has adopted and maintains such policies.

         Standards for Safety and Soundness. On July 10, 1995, federal bank regulators adopted the Interagency Guidelines Establishing Standards for Safety and Soundness (the "Guidelines") and also adopted a final rule establishing deadlines for submission and review of safety and soundness compliance plans. Federal bank regulators are authorized, but not required, to request a compliance plan for failure to satisfy the safety and soundness standards set out in the Guidelines. An institution must file a compliance plan within 30 days of a request to do so from the institution's primary federal regulators. Regulators expect to request a compliance plan from an institution whose failure to meet one or more of the standards is of such severity that it could threaten the safe and sound operation of the institution.

         The Guidelines prescribe operational and managerial standards for all insured depository institutions relating to internal controls, information systems and audit systems; loan documentation; credit underwriting; interest rate risk exposure; asset growth; and compensation fees and benefits.

         Reliance Savings Bank believes that its operational and managerial standards substantially comply with the standards set forth in the Guidelines and that compliance with the Guidelines will therefore not impose a significant burden on Bank operations.

         Restrictions Upon State-Chartered Banks. FDIC regulations governing equity investments of Reliance Savings Bank prohibit certain equity investments and generally limit the activities and equity investments of FDIC- insured state-chartered banks and their subsidiaries to those permissible for federally chartered national banks and their subsidiaries. Reliance Savings Bank does not hold any impermissible equity investments.

         Reliance Savings Bank must obtain the FDIC's prior approval before directly, or indirectly through a majority-owned subsidiary, engaging "as principal" in any activity that is not permissible for a national bank unless certain exceptions apply. In order for a state bank to conduct an activity as principal without the FDIC's consent, the activity must be conducted in the same manner in which a national bank is authorized to conduct the activity. The activity regulations provide that state banks which meet all regulatory capital requirements may engage in certain activities that are not permissible for national banks which are deemed not to present a significant risk to the insurance fund, including guaranteeing certain obligations of others, activities which the FRB has found to be closely related to banking and certain securities activities conducted through subsidiaries. The FDIC will not approve an activity it determines would present a significant risk to the FDIC insurance fund. Reliance Savings Bank activities are of a type permissible under applicable federal regulations.

   CAPITAL MAINTENANCE

         FDIC Regulation. FDIC-insured institutions are required to follow certain capital adequacy guidelines which prescribe minimum levels of capital and require that institutions meet certain risk-based capital requirements. Reliance Savings Bank is required to meet the following capital standards: (i) "Tier 1 capital" in an amount not less than 3% of total assets; (ii) "Tier 1 capital" in an amount not less than 4% of risk-weighted assets; and (iii) "total capital" in an amount not less than 8% of risk-weighted assets.

         FDIC-insured institutions in the strongest financial and managerial condition (with a composite rating of "1" under the Uniform Financial Institutions Rating System established by the Federal Financial Institutions Examination Council) are required to maintain "Tier 1 capital" equal to at least 3% of total assets (the "leverage capital" requirement). Tier 1 capital is defined to include the sum of stockholders' equity, noncumulative perpetual preferred stock (including any related surplus), and minority interests in consolidates subsidiaries, minus all intangible assets (with certain exceptions), identified losses and qualifying investments in securities subsidiaries. An institution that fails to meet the minimum leverage capital requirement must file a capital restoration plan with the appropriate FDIC regional director. At June 30, 1998, Reliance Savings Bank's ratio of Tier 1 capital to total assets was 48.92% or 45.92% in excess of the minimum leverage capital requirement.

         FDIC-insured institutions also are required to adhere to certain risk-based capital guidelines which are designed to provide a measure of capital more sensitive to the risk profiles of individual banks. Under the risk-based capital guidelines, capital is divided into two tiers: core (Tier 1) capital, as defined above, and the supplementary capital (Tier 2). Tier 2 capital is limited to 100% of core capital and includes cumulative preferred stock, perpetual preferred stock, mandatory convertible securities, subordinated debt, intermediate preferred stock and allowance for possible loan and lease losses. Allowance for possible loan and lease losses includable in supplementary capital is limited to a maximum of 1.25% of risk-weighted assets. Total capital is the sum of Tier 1 and Tier 2 capital. The risk-based capital framework assigns balance sheet assets to one of four broad risk categories which are assigned risk- weights ranging from 0% to 100% based primarily on the degree of credit risk associated with the obligor. Off- balance sheet items are converted to an on-balance sheet "credit equivalent" amount utilizing certain conversion factors. The weighted sum of the four risk-weighted categories equals risk-weighted assets. At June 30, 1998, Reliance Savings Bank's Tier 1 capital to risk-weighted assets was 69.71% or 65.71% in excess of the FDIC requirement, and Reliance Savings Bank's total capital to risk-weighted assets was 49.32%, or 41.32% in excess of the FDIC requirement.

         Wisconsin Regulations. Wisconsin-chartered savings banks are required to maintain a minimum capital to assets ratio of 6% and must maintain total capital necessary to ensure the continuation of insurance of deposit accounts by the FDIC. If the Administrator determines that the financial condition, history, management or earning prospects of a savings bank are not adequate, the Commissioner may require a higher minimum capital level for the savings bank. If a savings bank' capital ratio falls below the required level, the Administrator may direct the savings bank to adhere to a specific written plan established by the Administrator to correct the savings bank's operations, including a prohibition on the declaration of dividends by the savings bank's board of directors. At June 30, 1998, Reliance Savings Bank's total capital, as calculated under Wisconsin law, was $21.2 million, or 51.08% of total assets, which was 45.08% in excess of the required amount.

   INSURANCE OF DEPOSITS

         Reliance Savings Bank's deposits are insured to applicable limits under the SAIF of the FDIC. The FDIC regulations assign institutions to a particular capital group based on the level of an institution's capital--"well capitalized", "adequately capitalized", and "under capitalized". These three groups are then divided into three subgroups which reflect varying levels of supervisory concern from those which are considered to be healthy to those which are considered to be of substantial supervisory concern. The matrix so created results in nine assessment risk classifications, with reduced insurance rates paid by well capitalized, financially sound institutions and higher rates paid by undercapitalized institutions those pose a substantial risk of loss to the insurance fund unless effective corrective action is taken.

         Deposit insurance premiums for Reliance Savings Bank, which is classified as a well capitalized savings bank, are currently assessed at the rate of 23 cents per $100 of deposits. Reliance Savings Bank's expense related to FDIC premiums was $10,900 for the fiscal year ended June 30, 1998. Deposit premium levels are set in order to permit the SAIF to achieve a ratio of reserves to insured deposits of 1.25%, and the FDIC may adjust assessment rates in order to maintain the target ratio. In addition, the FDIC may impose special assessments on SAIF members to repay amounts borrowed from the United States Treasury or for any other reason deemed necessary b the FDIC. While an increase in premiums for Reliance Savings Bank could have an adverse effect on earnings, a decrease in premiums could have a positive impact on earnings. Reliance Savings Bank does not expect that any reasonably foreseeable increased insurance assessments would significantly impair Reliance Savings Bank's overall financial condition or results of operations.

         The FDIC may terminate the deposit insurance of any insured depository institution if it determines after a hearing that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed by an agreement with the FDIC. If insurance of accounts is terminated, the accounts at the institution at the time of termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the FDIC. Management is aware of no existing circumstances which could result in termination of the deposit insurance of Reliance Savings Bank.

  REGULATORY LEGISLATION AFFECTING DEPOSIT INSURANCE

         Deposits of Reliance Savings Bank currently are insured to applicable limits by the FDIC under the SAIF. The FDIC also insures commercial bank deposits under the Bank Insurance Fund ("BIF"). Premium levels are set in order to permit the funds to be capitalized at a level equal to 1.25% of total fund deposits. Assessment rate changes made in 1995 created a deposit insurance premium disparity between the two funds; while most BIF members were paying only a nominal $2,000 annual premium, SAIF members were paying average rates of 23.4 basis points of deposits.

         On September 30, 1996, Congress passed legislation to address the deposit insurance premium disparity. The "Deposit Insurance Funds Act of 1996" (the "DIF Act"), included as part of an Omnibus Appropriations Bill, directed the FDIC to impose a special assessment on SAIF-assessable deposits at a rate that would cause the SAIF to achieve its designated reserve ratio of 1.25% of SAIF-insured deposits as of October 1, 1996. The DIF Act required that the special assessment be applied against the SAIF-assessable deposits held be institutions as of March 31, 1995. Pursuant to a final rule issued by the FDIC on October 16, 1996, the special assessment rate was determined to be 65.7 basis points. This one-time special assessment fully capitalized the SAIF and was collected on November 27, 1996.

         The amount of the assessment to Reliance Savings Bank was $144,000. The special assessment was recorded on September 30, 1996 and had the effect of reducing Reliance Savings Bank's earnings and capital by the after-tax amount of the assessment as of the date of enactment, which was $87,000 or $0.04 per share. As described below, with the recapitalization of the SAIF, BIF and SAIF regular premiums will be comparable and, therefore, FDIC premium expense is expected to be reduced in future periods.

         The FDIC published a final rule on December 24, 1996, establishing a permanent base assessment schedule for the SAIF and setting assessment rates at a range of 4 to 31 basis points. The rule provides for an adjusted assessment schedule reducing rates by 4 basis points to reflect current conditions, producing an effective SAIF assessment range of 0 to 27 basis points beginning October 1, 1996. This assessment range, which applies to all SAIF institutions other than SAIF member savings associations, is comparable to the current schedule for BIF-institutions. A special interim rate schedule ranging from 18 to 27 basis points applied to SAIF-member savings associations for the last quarter of 1996, reflecting the fact that assessments related to certain bond obligations of the Financial Corporation ("FICO"), which were issued to resolve the savings and loan crisis in the 1980's, will be included in the SAIF rates for these institutions during that period. Because Reliance Savings Bank is a "Sasser bank" (a bank that converted its charter from a savings association to a state savings bank charter, yet remains a SAIF member in accordance with the so-called "Sasser Amendment"), it was not assessed this interim rate and received a credit in January 1997 for its entire FDIC premium for the quarter ended December 31, 1996.

         The DIF Act addressed other matters which will affect Reliance Savings Bank. The FICO obligations are being shares by all insured depository institutions (after December 31, 1996). This obligation had previously been the sole responsibility of SAIF-insured institutions and had been funded through SAIF assessments. The DIF Act eliminated the statutory link between FICO's assessments and amounts authorized to be assessed by the SAIF. Effective January 1, 1997, all insured institutions will pay an annual assessment to fund interest payments on the FICO bonds. BIF-member institutions will pay one-fifth the rate to be paid by SAIF members, for the first three years. The annual FICO assessment is 1.3 and 6.5 basis points of deposits for BIF and SAIF members, respectively. After January 1, 2000, BIF and SAIF members will share the FICO payments on a pro-rate basis, which is assessed at 2.4 basis points, until the bonds mature in 2017.

         In addition, the DIF Act provided for the merger of BIF and SAIF into a single Deposit Insurance Fund. This provision will be effective January 1, 1999, assuming that no insured depository institution is a savings association on that date. This legislation contemplates that the savings association charter will be phased out over that period of time. The DIF Act also calls for the Secretary of the Treasury to undertake a study concerning the development of a common charter for all insured depository institutions and the abolition of separate and distinct charters for banks and savings associations.

         Management does not anticipate that any of the foregoing legislation will have a material impact on the Company's financial condition in future periods.

   RESTRICTIONS ON LOANS TO AND TRANSACTIONS WITH INSIDERS AND AFFILIATES

         FRB regulations limit the total amount a savings bank may lend to its executive officers, directors, principal shareholders and their related interests (collectively referred to herein as "affiliated persons"). Generally, an affiliated person may borrow an aggregate amount not exceeding 15% of a savings bank's unimpaired capital and unimpaired surplus on an unsecured basis and an additional 10% on a secured basis. The regulations limit, with certain exceptions, the aggregate amount a depository institution may lend to affiliated persons as a class to an amount not exceeding the institution's unimpaired capital and unimpaired surplus.

         In addition, the Administrator's regulations establish restrictions on loans and other transactions with Reliance Savings Bank's affiliated persons. All loans to affiliated persons must be made in the "ordinary course of business" involving not more than the "normal risks of collectibility" and not exceeding the loan amount which would be available to members of the general public of similar credit status, must be secured by the principal residence of the affiliated person or deposit accounts maintained at Reliance Savings Bank and must be approved by a majority of Reliance Savings Bank's disinterested directors. Interest rates on loans to affiliated persons must be equal to or greater than Reliance Savings Bank's current cost of funds, except that the interest rate secured by a deposit account must be at least 1% above the rate of return on the deposit account. Extensions of credit to affiliated persons for commercial purposes, in the aggregate, may not exceed $100,000.

         Reliance Savings Bank also must comply with Sections 23A and 23B of the Federal Reserve Act relating to transactions with affiliates in the same manner and to the same extent as if the savings bank were a Federal Reserve member bank. Generally, Sections 23A and 23B limit the extent to which an insured institution or its subsidiaries may engage in certain covered transactions with an affiliate to an amount equal to 10% of such institution's capital and surplus, plus an aggregate limit on all such transactions with affiliates to an amount equal to 20% of such capital and surplus, and require that all transactions be on terms substantially the same, or at least as favorable to the institution or subsidiary, as those provided to non-affiliates. The term "covered transaction" includes the making of loans, the purchase of assets, issuance of a guaranty and similar other types of transactions. The Administrator, for safety and soundness reasons, may impose more stringent restrictions on savings banks but may not exempt transactions from or otherwise abridge Sections 23A and 23B. Exemptions form 23A and 23B may be granted only by the FRB.

         Unless prior approval of the Administrator is obtained, a savings bank may not purchase, lease or acquire a site for an office building or an interest in real estate from an affiliated person, including a stockholder owning more than 10% of its capital stock, or from any firm, corporation, entity or family in which an affiliated person or 10% stockholder has a direct or indirect interest. Reliance Savings Bank has not been significantly affected by such restrictions on loans to and transactions with affiliates.

   COMMUNITY REINVESTMENT ACT

         Under the Community Reinvestment Act of 1977, as amended (the "CRA"), as implemented by FDIC regulations, Reliance Savings Bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services it believes are best suited to its particular community. The CRA requires the FDIC, in connection with its examination of a bank, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution. The law requires public disclosure of an institution's CRA rating and also requires the primary regulator to provide a written evaluation of an institution's performance. Reliance Savings Bank's latest CRA rating, received on December 15, 1997 was satisfactory.

         On May 4, 1995, the federal banking regulators adopted a final rule ("Final CRA Rule") governing compliance with the CRA. The Final CRA Rule eliminates the previous CRA regulation's 12 assessment factors and substitutes a performance based evaluation system. The Final CRA Rule will be phased in over a period of time and become fully effective by July 1, 1997. Under the Final CRA Rule, an institution's performance in meeting the credit needs of its entire community, including low- and moderate-income areas, as required by the CRA, will generally be evaluated under three assessment tests relating to lending, investment and service.

         Management of the holding company does not anticipate that the new CRA regulations will adversely affect Reliance Savings Bank.

   FEDERAL RESERVE SYSTEM

         Regulation D, promulgated by the FRB, imposes reserve requirements on all depository institutions, including savings banks and savings institutions, which maintain transaction accounts or non-personal time deposits. Checking accounts, NOW accounts and certain other types of accounts that permit payments or transfers to third parties all within the definition of transaction accounts and are subject to Regulation D reserve requirements, as are any non-personal time deposits (including certain money market deposit accounts) at a savings institution. For 1998, a depository institution must maintain average daily reserves equal to 3% of the first $52.0 million of net transaction accounts and an initial reserve of $1.6 million, plus 10% of that portion of total transaction accounts in excess of $52.0 million. The first $4.3 million of otherwise reservable balances (subject to adjustment by the FRB) are exempt from the reserve requirements. These percentages and threshold limits are subject to adjustment by the FRB. As of June 30, 1998, Reliance Savings Bank met its Regulation D reserve requirements.

         Thrift institutions also have authority to borrow from the Federal Reserve Bank "discount window", but FRB policy generally requires thrift institutions to exhaust all sources before borrowing from the Federal Reserve System.
Reliance Savings Bank had no discount window borrowings as of June 30, 1998.

   FEDERAL HOME LOAN BANK SYSTEM

         The Federal Home Loan Bank System, consisting of 12 FHLBs, is under the jurisdiction of the Federal Housing Finance Board ("FHFB"). The designated duties of the FHFB are to supervise the FHLBs; ensure that the FHLBs carry out their housing finance mission; ensure that the FHLBs remain adequately capitalized and able to raise funds in the capital market; and ensure that the FHLBs operate in a safe and sound manner.

         Reliance Savings Bank, as a member of the FHLB-Chicago, is required to acquire and hold shares of capital stock in the FHLB-Chicago in an amount equal to the greater of: (i) 1% of the aggregate outstanding principal amount of residential mortgage loans, home purchase contracts and similar obligations at the beginning of each year, or (ii) 1% of 30% of total assets. Reliance Savings Bank is in compliance with this requirement with an investment in FHLB-Chicago stock of $200,000 at June 30, 1998.

         Among other benefits, the FHLBs provide a central credit facility primarily for member institutions. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes advances to members in accordance with policies and procedures established by the FHFB and the Board of Directors of the FHLB-Chicago. At June 30, 1998, Reliance Savings Bank had $2.0 million in advances outstanding from FHLB-Chicago.

   HOLDING COMPANY REGULATION

         Federal Regulation. Reliance is a registered bank holding company pursuant to the Bank Holding Company Act of 1956, as amended (the "BHCA"). As such, Reliance is subject to examination, regulation and periodic reporting under the BHCA, as administered by the FRB. The FRB has adopted capital adequacy guidelines for bank holding companies (on a consolidated basis) substantially similar to those of the FDIC for Reliance Savings Bank. Reliance's total Tier 1 capital significantly exceeded such capital adequacy requirements.

         Reliance is required to obtain the prior approval of the FRB to acquire all, or substantially all, of the assets of any bank or bank holding company. Prior FRB approval will be required for Reliance to acquire direct or indirect ownership or control of any voting securities of any bank holding company if, after giving effect to such acquisition, it would directly or indirectly, own or control more than 5% of any class of voting shares of such bank or bank holding company. The BHCA also prohibits the acquisition by Reliance of more than 5% of the voting shares of substantially all the assets of a bank located outside the State of Wisconsin unless such an acquisition is specifically authorized by the laws of the state in which such bank is located.

         FRB regulations govern a variety of bank holding company matters, including redemption of outstanding equity securities, and non-banking activities. A bank holding company generally is prohibited from engaging in, acquiring direct or indirect control of any company engaged in non-bank activities. One of the principal exemptions to this prohibition is for activities found by the FRB to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities the FRB has determined by regulation to be so closely related to banking are: (i) making or servicing loans; (ii) performing certain data processing services; (iii) providing discount brokerage services; (iv) acting as fiduciary, investment or financial advisor; (v) leasing personal or real property; (vi) making investments in corporations or projects designed primarily to promote community welfare; and (vii) acquiring and/or operating a savings and loan association.

         Pursuant to FRB policy, dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with its capital needs, asset quality and overall financial condition. The FRB policy also requires that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity. These policies could affect the ability of Reliance to pay cash dividends.

         Subsidiary banks of a bank holding company are subject to certain quantitative and qualitative restrictions imposed by the Federal Reserve Act on any extension of credit to, or purchase of assets from, or letter of credit on behalf of, the bank holding company or its subsidiaries, and on the investment in or acceptance of stocks or securities of such holding company or its subsidiaries as collateral for loans. In addition, provisions of the Federal Reserve Act and FRB regulations limit the amounts of, and establish required procedures and credit standards with respect to, loans and other extensions of credit to officers, directors and principal shareholders of Reliance Savings Bank, the company, any subsidiary of Reliance and related interests of such persons. See "Restrictions on Loans and Transactions with Insiders and Affiliates." Moreover, subsidiaries of bank holding companies are prohibited from engaging in certain tie-in arrangements (with Reliance or any of its subsidiaries) in connection with any extension of credit, lease, sale of property or furnishing of services.

         Reliance and its subsidiary, Reliance Savings Bank, will be affected by the monetary and fiscal policies of various agencies in the United States government, including the Federal Reserve System. In view of changing conditions in the national economy and in the money markets, it is impossible for management of Reliance to accurately predict future changes in monetary policy or the effect of such changes on the business or financial condition of Reliance.

         State Savings Bank Holding Company Regulation. In addition to the FRB bank holding company regulations, a bank holding company that owns or controls, directly or indirectly, more than 25% of the voting securities of a savings bank also is subject to regulation as a savings bank holding company by the Administrator.

   ACQUISITION OF THE HOLDING COMPANY

         Under the federal Change in Bank Control Act of 1978, as amended ("CBCA"), a notice must be submitted to the FRB if any person (including a company), or group acting in concern, seeks to acquire 10% of more of the outstanding shares of Reliance Common Stock, unless the FRB has found that the acquisition will not result in a change in control of Reliance. Under the CBCA, the FRB has 60 days within which to act on such notices, taking into consideration convenience and needs of the communities served by Reliance and Reliance Savings Bank, and the anti-trust effects of the acquisition. Under the BHCA, any company would be required to obtain prior approval from the FRB before it may obtain "control" of Reliance within the meaning of the BHCA. Control generally is defined to mean the ownership or power to vote 25% or more of any class of voting securities of Reliance or the ability to control in any manner the election of a majority of Reliance's directors. In addition, the BHCA prohibits the acquisition of Reliance by a bank holding company located outside the State of Wisconsin, unless such acquisition is specifically authorized by Wisconsin Law.

   EMPLOYEES

         Reliance Savings Bank had 5 full-time and 2 part-time employees at June 30, 1998. The employees of Reliance Savings Bank are not represented by a collective bargaining unit and Reliance Savings Bank believes its relationship with its employees to be good.

   PROPERTIES

         Reliance Savings Bank conducts its operations through its full-service office listed below.


                                                                            NET BOOK VALUE
                                YEAR                                        OF PROPERTY AT
          LOCATION             OPENED             OWNED OR LEASED           JUNE 30, 1998
          --------             ------             ---------------           -------------
3140 South 27th Street          1953                   Owned                   $41,000
Milwaukee, WI 53215



   LEGAL PROCEEDINGS

         Reliance Savings Bank is not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business, which in the aggregate involve amounts that are believed by management to be immaterial to the financial condition of Reliance Savings Bank.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS OF RELIANCE

GENERAL

         Reliance's business currently consists of the business of Reliance Savings Bank. Reliance Savings Bank is headquartered in Milwaukee, Wisconsin and is a community-oriented, full-service financial institution offering a variety of retail financial services to meet the needs of the communities it serves. Reliance Savings Bank's principal business consists of attracting funds in the form of deposits and investing such funds in loans secured by real estate, investment securities (including United States government and other agency obligations and mutual funds) and mortgage-backed and related securities.

         The earnings of Reliance Savings Bank depend primarily on its level of net interest income, which is the difference between interest earned on interest-earning assets, consisting primarily of mortgage loans, mortgage-backed and related securities and other investment securities, and the interest paid on interest-bearing liabilities, consisting primarily of deposits. Net interest income is a function of Reliance Savings Bank's interest rate spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities as well as a function of the average balance of interest-earning assets as compared to interest-bearing liabilities. Many of Reliance Savings Bank's assets, including mortgage loans and mortgage-backed and related securities, are subject to reinvestment risk. During periods of falling interest rates, higher yielding loans and mortgage-backed and related securities are more likely to prepay and Reliance Savings Bank may not be able to reinvest the proceeds from such repayment in loans or securities with yields similar to those prepaying. Reliance Savings Bank's earnings also are affected by the level of its other income, including loan servicing, commitment and origination fees and gains on sale of loans and investments as well as its level of noninterest expenses, including employee compensation and benefits, directors' fees, occupancy and equipment costs and federal deposit insurance premiums. Reliance Savings Bank's operating results are significantly affected by general economic conditions, and the monetary, fiscal and regulatory policies of governmental agencies. Lending activities are influenced by the demand for and supply of housing, competition among lenders, the level of interest rates and the availability of funds. Deposit flow and cost of funds likewise are heavily influenced by prevailing market rates of interest on competing investment alternatives, account maturities and the levels of personal income and savings in Reliance Savings Bank's primary market area.

         The operations of Reliance rely upon computer equipment and software programs to maintain its account records. The "Year 2000" issue concerns a problem resulting from computer programs being written using two digits rather than four digits to define the applicable year. Any of Reliance's software programs, or software programs used by its third-party providers, that are date-sensitive may recognize a date using "00" as the year 1900 rather than the year 2000. If not corrected, this problem could cause a major system failure or miscalculations and represent a material cost to Reliance. Reliance Savings Bank has developed a Year 2000 Compliance Plan and has conducted a review of its computer systems and its third-party systems identifying those that could be affected by the "Year 2000" issue. Reliance believes that, with modifications to existing software used by Reliance and by its third party providers, the Year 2000 problem will not pose significant operational problems for Reliance. Reliance does not anticipate costs to remedy the "Year 2000" issue will have a material impact of the financial condition of Reliance.

MANAGEMENT STRATEGY

         For many years, Reliance Savings Bank's financial condition has been characterized by high capital and liquidity levels. While Reliance Savings Bank has in recent years had funds to lend, Reliance Savings Bank believes there has been a diminishing demand for one- to four-family mortgage loans in its local market area (generally defined as an area within a three-mile radius of Reliance Savings Bank's office). Reliance Savings Bank intends to continue to emphasize one- to four family mortgage lending in its local market area, but also has been originating, and intends to continue to originate one- to four-family, residential construction, commercial real estate, commercial construction and land development and multi-family loans both within and outside its local market area in suburbs surrounding the City of Milwaukee, which encompass the Wisconsin counties of Milwaukee, Waukesha, Ozaukee and Washington, in order to generate earnings, adequately leverage its capital and make effective use of its liquid assets.

         Financial highlights and operating strategies of Reliance Savings Bank include the following:

         1. Profitability and Capital Strength. Reliance Savings Bank has been profitable and has met all of its regulatory capital requirements over at least the past 20 years. For the years ended June 30, 1997 and 1998, Reliance's net income was $616,000 and $572,000, respectively. Reliance's return on average assets for the years ended June 30, 1997 and 1998 was 1.32% and 1.24%, respectively. Reliance's return on average equity for the years ended June 30, 1997 and 1998 was 2.44% and 2.43%, respectively.

         At June 30, 1998, Reliance had $22.4 million of stockholders' equity, or 52.90% of total assets, and met all of its regulatory capital requirements, in each case on a fully phased-in basis, with GAAP capital of 52.90% of total assets and Tier 1 capital of 48.92% of total risk-weighted assets.

         2. Diversification of Lending Activities. The largest portion of Reliance Savings Bank's loan portfolio is one- to four-family residential mortgage loans, which amounted to $9.3 million, or 30.31% of total gross loans, at June 30, 1998. The remaining $21.2 million, or 69.69% of total gross loans, at June 30, 1998 consisted of $3.4 million of multi-family loans, $7.5 million of commercial real estate loans, $2.8 million of residential construction loans, $7.5 million of commercial construction and land development loans, and $179,000 of consumer loans.

         3. Asset Quality. Reliance Savings Bank focuses on high asset quality in its lending activities. At June 30, 1998, Reliance Savings Bank had two non-performing loans totaling $197,000 representing only 0.46% of total assets, and Reliance Savings Bank had no non-performing assets during the last three fiscal years. Moreover, Reliance Savings Bank has not had any loan charge-offs during the last three fiscal years. During the years ended June 30, 1997 and 1998, respectively, Reliance Savings Bank added $22,000 to its allowance for loan losses and there were no charge-offs.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED JUNE 30, 1998 AND 1997

   GENERAL

         Net income for the year ended June 30, 1998 decreased 5.6% to $572,000 compared to $616,000 for the year ended June 30, 1997. The decrease in the net income was primarily attributable to an decrease in net interest income. Net interest income decreased 9.5% to $2.17 million for the year ended June 30, 1998 compared to $2.40 million for the year ended June 30, 1997, due primarily to a increase in average interest-bearing liabilities, a decrease in interest-earning assets, and a decrease in the interest rate spread. Non-interest income increased 41.7% to $51,000 for the year ended June 30, 1998 compared to $36,000 for the year ended June 30, 1997. Non-interest expense decreased 11.8% to $1,262,000 for the year ended June 30, 1998 compared to $1,431,000 for the year ended June 30, 1997, primarily due to a $96,000 decrease in compensation and benefits and a $151,000 decrease in federal insurance premiums partially offset by a $65,000 increase in professional services. Income taxes decreased 0.3% to $366,000 for the year ended June 30, 1998 compared to $367,000 for the year ended June 30, 1997. The return on average assets decreased to 1.24% for the year ended June 30, 1998 compared to 1.32% for the year ended June 30, 1997. The return on average equity decreased to 2.43% for the year ended June 30, 1998 compared to 2.44% for the year ended June 30, 1997.

   NET INTEREST INCOME

         Net interest income is determined by an institution's interest rate spread, the relative dollar amount or mix of interest-earning assets and interest-bearing liabilities and the degree of match in the maturity and repricing of its interest-earning assets and interest-bearing liabilities.

         Net interest income decreased $229,000 to $2.17 million for the year ended June 30, 1998 compared to $2.40 million for the year ended June 30, 1997. The decrease was due to a $112,000 decrease in total interest income and an increase in total interest expense of $117,000. The decrease in net interest income was the result of a 5.5% increase in average interest-bearing liabilities, and a 2.4% decline in average interest-earning assets, coupled with a 32 basis point decrease in the interest rate spread. The decrease in interest rate spread between June 30, 1998 and 1997 was due primarily to the increase in the average cost of deposit accounts by 11 basis points and a 77 basis point increase in the average cost of borrowing, while the average yield on interest-earning assets declined 6 basis points for the same period.

         The decrease in average interest-earning assets over interest-bearing liabilities between June 30, 1998 and 1997 was due to the increase in the average borrowings between periods of $1.48 million and a decrease in the average balances of deposits accounts of $316,000 while the average balances of loans and investments decreased by $1.11 million for the same period. Management believes deposits declined due to general demographic changes in Reliance Savings Bank's local market area and due to competition from alternative investments that were more attractive to depositors during the period.

   INTEREST INCOME

         Total interest income decreased $112,000, or 3.2% to $3.36 million for the year ended June 30, 1998 compared to $3.47 million for the year ended June 30, 1997, as a result of an decrease in the average balance of interest-earning assets and a decrease in the average yield on interest-earning assets. The average yield on interest-earning assets decreased 6 basis points to 7.60% for the year ended June 30, 1998 compared to 7.66% for the year ended June 30, 1997. For the year ended June 30, 1998, Reliance Savings Bank's average yield on investments was 5.41% compared to 6.07% for the year ended June 30, 1997. Total interest-earning assets decreased 2.4% to $44.2 million for the year ended June 30, 1998 from $45.3 million for the year ended June 30, 1997.

         Interest income on loans increased to $2.41 million for the year ended June 30, 1998 compared to $2.23 million for the year ended June 30, 1997. The increase was primarily due to an increase in average loan balances of $1.8 million, and an increase in the average yield of 6 basis points. Interest income on investments decreased to $886,000 for the year ended June 30, 1998 from $1,162,000 for the year ended June 30, 1997.

         Interest income on mortgage-backed and related securities declined to $48,000 for the year ended June 30, 1998 compared to $68,000 for the year ended June 30, 1997. The decline was due to a reduction in the balance of mortgage-backed and related securities.

   INTEREST EXPENSE

         Total interest expense consists of interest expense on deposits which increased $4,000, or 0.4% to $915,000 for the year ended June 30, 1998 from $911,000 for the year ended June 30, 1997 and interest expense on borrowings which increased $113,000 to $274,000 for the year ended June 30, 1998 from $161,000 for the year ended June 30, 1997. The general increase in market rates of interest during the year ended June 30, 1998 resulted in increases in average rates paid on all of Reliance Savings Bank's major categories of deposits to 5.18% for the year ended June 30, 1998 from 5.07% for the year ended June 30, 1997. This increase was partially offset by a $316,000 decrease in average deposits to $17.7 million for the year ended June 30, 1998 from $18.0 million for the year ended June 30, 1997. The level of deposit inflows during any given period is heavily influenced by factors such as the general level of interest rates in the economy as well as alternative yields that investors may obtain on competing investment instruments. Management believes the higher returns on equity investments over the past few years has made alternative financial products, such as mutual funds, more competitive with Reliance Savings Bank's traditional deposit base. In addition, Reliance Savings Bank's deposit base has been decreasing due to general demographic changes in Reliance Savings Bank's local market area and to competition from alternative investments that were more attractive to depositors during the period.

   PROVISION FOR LOAN LOSSES

         The provision for loan losses was $22,000 for both years ended June 30, 1998 and 1997. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on Reliance Savings Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may effect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. The amount of the provision for loan losses for both the years ended June 30, 1998 and 1997 reflect management's intention to continue to make annual additions to Reliance Savings Bank's allowance for loan losses until it is equal to approximately 1.0% of Reliance Savings Bank's gross loan portfolio. However, Reliance Savings Bank will continue to monitor its loan loss experience, the condition and composition of its loan portfolio and general economic conditions, and make further additions to its allowance for loan losses to a greater or lesser extent than it has done historically, depending upon changes in the aforementioned factors. The allowance for loan losses totaled $169,000 and $147,000 at June 30, 1998 and 1997, respectively. The allowance for loan losses was 0.55% of gross loans at June 30, 1998 and 0.49% of gross loans at June 30, 1997. Nonperforming loans totaled $197,000 at June 30, 1998. There were no nonperforming loans at June 30, 1997. There were no charge-offs recorded by Reliance for the years ended June 30, 1998 and 1997.

   NON-INTEREST INCOME

         Non-interest income increased to $51,000 for the year ended June 30, 1998 compared to $36,000 for the year ended June 30, 1997. The change was due in part to an $28,000 investment gain during the year ended June 30, 1998 compared to an $2,000 investment gain during the year ended June 30, 1997. The remainder of the change was due to a decrease in the cash surrender value of life insurance of $20,000 and a increase in real estate loan brokerage fee income of $11,000 for the year ended June 30, 1998.

   NON-INTEREST EXPENSE

         Non-interest expense decreased $169,000, or 11.8%, to $1,262,000 for the year ended June 30, 1998 from $1,431,000 for the year ended June 30, 1997. The decrease was due primarily to a decrease in compensation and benefits of $96,000 due to decreases in ESOP expense and pension expense and a decrease in federal insurance premiums of $151,000 partially offset by an increase in fees for professional services of $65,000. Non-interest expense as a percentage of average assets (on an annualized basis) was 2.73% and 3.07%, respectively, for the years ended June 30, 1998 and 1997.

   INCOME TAX EXPENSE

         Income tax expense decreased $1,000, or 0.3%, to $366,000 for the year ended June 30, 1998 from $367,000 for the year ended June 30, 1997, primarily due to decreased income before income taxes. The decrease reflects the decrease in income before taxes from $983,000 for the year ended June 30, 1997 to $938,000 for the year ended June 30, 1998. Reliance's effective tax rates were 39.0% and 37.3%, respectively, for the years ended June 30, 1998 and 1997.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED JUNE 30, 1997 AND 1996

   GENERAL

         Net income for the year ended June 30, 1997 increased 20.2% to $616,000 compared to $514,000 for the year ended June 30, 1996. The increase in the net interest was primarily attributable to an increase in net interest income. Net interest income increased 52.8% to $2.40 million for the year ended June 30, 1997 compared to $1.57 million for the year ended June 30, 1996, due primarily to a decrease in average interest-bearing liabilities and an increase in interest-earning assets, and an increase in the interest rate spread. Non-interest income increased 111.8% to $36,000 for the year ended June 30, 1997 compared to $17,000 for the year ended June 30, 1996. Non-interest expense increased 98.5% to $1,431,000 for the year ended June 30, 1997 compared to $721,000 for the year ended June 30, 1996, primarily due to a $112,000 increase in the FDIC assessment, a $155,000 increase in professional services and a $406,000 increase in compensation and benefits. Income taxes increased 10.9% to $367,000 for the year ended June 30, 1997 compared to $331,000 for the year ended June 30, 1996. The return on average assets decreased to 1.32% for the year ended June 30, 1997 compared to 1.40% for the year ended June 30, 1996. The return on average equity decreased to 2.44% for the year ended June 30, 1997 compared to 3.45% for the year ended June 30, 1996.

   NET INTEREST INCOME

         Net interest income increased $829,000 to $2.40 million for the year ended June 30, 1997 compared to $1.57 million for the year ended June 30, 1996. The increase was due to a $748,000 increase in total interest income and a decrease in total interest expense of $81,000. The increase in net interest income was the result of a 1.5% decline in average interest-bearing liabilities, and a 27.4% increase in average interest-earning assets, coupled with a 30 basis point increase in the interest rate spread. The increase in interest rate spread between June 30, 1997 and 1996 was due primarily to the decrease in the average cost of deposit accounts by 30 basis points, while the average yield on interest-earning assets remained level for the same period.

         The increase in average interest-earning assets over interest-bearing liabilities between June 30, 1997 and 1996 was due to the decrease in the average balances of deposit accounts between periods of $3.20 million while the average balances of loans and investments increased by $9.76 million for the same period. Management believes deposits declined due to general demographic changes in Reliance Savings Bank's local market area and due to competition from alternative investments that were more attractive to depositors during the period.

   INTEREST INCOME

         Total interest income increased $748,000, or 27.5% to $3.47 million for the year ended June 30, 1997 compared to $2.72 million for the year ended June 30, 1996, as a result of an increase in the average balance on interest-earning assets. The average yield on interest-earning assets remained level at 7.66% for the years ended June 30, 1997 and 1996. For the year ended June 30, 1997, Reliance Savings Bank's average yield on loans was 8.82% compared to 8.55% for the year ended June 30, 1996. Total interest earning assets increased 27.5% to $45.3 million for the year ended June 30, 1997 from $35.6 million for the year ended June 30, 1996.

         Interest income on loans increased to $2.23 million for the year ended June 30, 1997 compared to $1.89 million for the year ended June 30, 1996. The increase was primarily due to an increase in average loan balances of $3.2 million, and an increase in the average yield of 27 basis points. Interest income on investments increased to $1,162,000 for the year ended June 30, 1997 from $743,000 for the year ended June 30, 1996.

         Interest income on mortgage-backed and related securities declined to $68,000 for the year ended June 30, 1997 compared to $84,000 for the year ended June 30, 1996. The decline was due to a reduction in the balance of mortgage-backed and related securities due to increased prepayments on a mortgage-backed pool yielding over 10%.

   INTEREST EXPENSE

         Total interest expense decreased $81,000, or 7.0% to $1.07 million for the year ended June 30, 1997 from $1.15 million for the year ended June 30, 1996. The general decrease in market rates of interest during the year ended June 30, 1997 resulted in decreases in average rates paid on all of Reliance Savings Bank's major categories of deposits to 5.07% for the year ended June 30, 1997 from 5.41 % for the year ended June 30, 1996. This decrease was coupled with a $3.2 million decrease in average deposits to $18.0 million for the year ended June 30, 1997 from $21.2 million for the year ended June 30, 1996.

   PROVISION FOR LOAN LOSSES

         The provision for loan losses was $22,000 for both years ended June 30, 1997 and 1996. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on Reliance Savings Bank's past loan toss experience, known and inherent risks in the portfolio, adverse situations that may effect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. The amount of the provision for loan losses for both the years ended June 30, 1997 and 1996 reflect management's intention to continue to make annual additions to Reliance Savings Bank's allowance for loan losses until it is equal to approximately 1.0% of Reliance Savings Bank's gross loan portfolio. However, Reliance Savings Bank will continue to monitor its loan loss experience, the condition and composition of its loan portfolio and general economic conditions, and make further additions to its allowance for loan losses to a greater or lesser extent than it has done historically, depending upon changes in the aforementioned factors. The allowance for loan losses totaled $147,000 and $126,000 at June 30, 1997 and 1996, respectively. The allowance for loan losses was 0.49% and 0.47% of gross loans at June 30, 1997 and 1996, respectively. There were no nonperforming loans at June 30, 1997 and 1996.. There were no charge-offs recorded by Reliance for the years ended June 30, 1997 and 1996.

   NON-INTEREST INCOME

         Non-interest income increased to $36,000 for the year ended June 30, 1997 compared to $17,000 for the year ended June 30, 1996. The change was due in part to an $2,000 investment gain during the year ended June 30, 1997 compared to an $3,000 investment loss during the year ended June 30, 1996. The remainder of the change was due to an increase in the cash surrender value of life insurance of $23,000 and a decrease in real estate loan brokerage fee income of $8,000 for the year ended June 30, 1997.

   NON-INTEREST EXPENSE

         Non-interest expense increased $710,000, or 98.5%, to $1,431,000 for the year ended June 30, 1997 from $721,000 for the year ended June 30, 1996. The increase was due primarily to a special one-time FDIC assessment of $112,000, an increase in compensation and benefits of $406,000, and an increase in fees for professional services of $155,000. Reliance Savings Bank anticipates a continued increase in non-interest expense as a result of the Conversion due to anticipated increased legal and accounting fees. Noninterest expense as a percentage of average assets (on an annualized basis) was 3.07% and 2.06%, respectively, for the years ended June 30, 1997 and 1996.

   INCOME TAX EXPENSE

         Income tax expense increased $36,000 or 10.9%, to $367,000 for the year ended June 30, 1997 from $331,000 for the year ended June 30, 1996. The increase reflects the increase in income before taxes from $845,000 for the year ended June 30, 1996 to $983,000 for the year ended June 30, 1997. Reliance's effective tax rates were 37.3% and 39.2%, respectively, for the years ended June 30, 1997 and 1996.

FINANCIAL CONDITION

         The following table summarizes certain information relating to Reliance's statement of financial condition at the dates indicated.

                                                                      AT JUNE 30,
                                                          -------------------------------------
                                                           1998           1997           1996
                                                          -------        -------        -------
                                                                  (DOLLARS IN THOUSANDS)
ASSETS:
     Cash and cash equivalents ...................        $ 4,346        $ 3,048        $ 4,055
     Investment securities .......................         10,987         14,964         19,354
     Mortgage-backed securities ..................            456            685            800
     Loans receivable, net .......................         25,798         27,601         22,931
LIABILITIES:
     Deposits ....................................         17,330         17,596         18,200
     Borrowings ..................................          2,000          6,008           --
STOCKHOLDERS' EQUITY, SUBSTANTIALLY RESTRICTED ...         22,372         22,966         29,348


     The statements of financial condition at June 30, 1998 and 1997 are consolidated (see Principles of Consolidation" in the Notes to Consolidated Financial Statements).

   CASH AND CASH EQUIVALENTS

     Cash and cash equivalents increased to $4.3 million at June 30, 1998 from $3.0 million at June 30, 1997. The increase was attributable to the decrease in investment securities during the period and the decrease in borrowings.

   INVESTMENT SECURITIES

     Investment securities decreased to $11.4 million at June 30, 1998 from $15.6 million at June 30, 1997. The change was primarily due to the sale of investment securities to repay borrowings in the aggregate amount of $4.0 million.

     Mortgage-backed and related securities declined to $463,000 at June 30, 1998 from $685,000 at June 30, 1997. The decrease was the result of normal principal payments and from the sale of the $100,000 CMO. Management decided to reinvest the repayment and prepayment proceeds into higher yielding mortgage loans and other investment securities.

     Reliance Savings Bank may, in future periods, leverage its capital base by using the proceeds of borrowings from the FHLB-Chicago to purchase mortgage-backed and related securities and investment securities. Therefore, if the leveraging strategy is implemented, the size of Reliance Savings Bank's mortgage-backed and related securities portfolio may increase in future periods.

   LOANS RECEIVABLE

     Net loans receivable decreased to $25.8 million at June 30, 1998 from $27.6 million at June 30, 1997. The net change in loans arising from originations and principal repayments for the years ended June 30, 1998 and 1997 was $(1,720,000) and $290,000 for one- to four-family loans, respectively; $(1,181,000) and $19,000 for multi-family loans, respectively; $1.9 million and $1.7 million for construction and land development loans, respectively; and, $2.1 million and $1.2 million for commercial real estate loans, respectively. There were no loans sold during these periods. As a result of the originations and repayments during these periods, mortgage loans increased or decreased as follows: one- to four-family mortgage loans were $9.3 million at June 30, 1998, compared to $11.0 million at

June 30, 1997; commercial construction and land development loans were $10.3 million at June 30, 1998, compared to $8.4 million at June 30, 1997; multi-family loans were $3.4 million at June 30, 1998, compared to $4.6 million at June 30, 1997; and commercial real estate loans were $7.5 million at June 30, 1998, compared to $5.4 million at June 30, 1997. The large increase in commercial and land development loans is due to a strategic decision to pursue these higher-yielding, shorter maturity loans.

   DEPOSITS AND BORROWINGS

     Deposits were $17.3 million and $17.6 million at June 30, 1998 and 1997, respectively. Deposits are Reliance Savings Bank's primary source of externally generated funds. The level of deposits is heavily influenced by factors such as the general level of short and long-term interest rates, as well as alternative yields that Investors may obtain on competing investment instruments such as mutual funds. In recent years, the Lower yields on bank deposit products have made alternative financial products more competitive with Reliance Savings Bank's traditional deposit products. During the year ended June 30, 1998, Reliance Savings Bank's certificate of deposit accounts increased by $142,000 and non-certificate accounts declined by $408,000. At June 30, 1998 and 1997, demand accounts, which consist of interest-bearing and noninterest-bearing NOW accounts, money market accounts and passbook accounts, were $3.3 million and $3.7 million, respectively. The general decrease in these accounts was primarily due to the increased competition from non-deposit accounts offering higher yields than traditional deposit products. Reliance Savings Bank intends to focus on increasing its core deposits in order to maintain a more stable deposit base. However, although Reliance Savings Bank has been competitively pricing its deposit products over the past two years, its core deposits have continued to decline.

     Reliance Savings Bank had $2.0 million and $6.0 million in outstanding advances or other borrowings at June 30, 1998 and 1997, respectively. This decrease is primarily attributable to the narrowing spread between the yield on investments and the cost of borrowings and management's decision to repay the borrowings as They came due.

   STOCKHOLDERS' EQUITY

     Reliance's stockholders' equity declined to $22.4 million at June 30, 1998 from $23.0 million at June 30, 1997. The decrease was primarily attributable to the stock repurchased through the various Share repurchase programs initiated to improve the return on equity. Stockholders' equity increased as a result of Reliance's net income of $572,000 for the year ended June 30, 1998. In addition,
o stockholders' equity also increased by unrealized gains, net of taxes, for Reliance Savings Bank's securities which were held as available for sale. For the year ended June 30, 1998, the unrealized gain was $239,000, which was net of assumed taxes of $154,000, and for the year ended June 30, 1997, the unrealized gain was 263,000, which was net of assumed taxes of $169,000.

LIQUIDITY, CAPITAL RESOURCES AND REGULATORY CAPITAL

     Reliance Savings Bank's primary source of funds are deposits, proceeds of principal and interest payments on loans, and principal and interest payments on mortgage-backed and related securities and investment securities. Although maturity and scheduled amortization of loans and investments are predictable, sources of funds, deposit flows, mortgage loan prepayments and prepayments on mortgage-backed and related securities are influenced significantly by general interest rates, economic conditions and competition. During the year ended June 30, 1998, rates in general declined more significantly than during the year ended June 30, 1997 causing mortgage loan prepayments to increase more than two times the level experienced during the preceding year. For the years ended June 30, 1998 and 1997, Reliance Savings Bank reinvested loan and mortgage-backed and related securities repayments into new mortgage loan originations, primarily commercial and land development loans, and investment securities. In a period of Rising interest rates, it is anticipated that mortgage loan prepayments will decrease, and any proceeds from such prepayments would be invested in higher yielding loans or investments which would have the effect of increasing interest income.

     Reliance Savings Bank is required to maintain minimum levels of liquid assets under Wisconsin law. Savings banks are required to maintain an average daily balance of liquid assets (including cash, certain time deposits, certain banker's acceptances, certain corporate debt securities and highly rated commercial paper, securities of certain mutual funds and specified United States government, state or federal agency obligations) of not less than 8% of its average daily balance of net withdrawable accounts plus short-term borrowings. Reliance Savings Bank's liquidity ratios were 78.56% and 75.05%, at June 30, 1998 and 1997, respectively.

     Reliance's most liquid assets are cash and cash equivalents, which include investments in highly liquid, short-term investments. The levels of these assets are dependent on Reliance Savings Bank's operating, financing, lending and investing activities during any given period. At June 30, 1998 and 1997, cash and cash equivalents were $4.3 million and $3.0 million, respectively. The increase in cash and cash equivalents was attributable to the increase in mortgage loan repayments during the year.

     Liquidity management for Reliance Savings Bank is both a daily and long-term component of Reliance Savings Bank's management strategy. Reliance Savings Bank maintains liquidity levels sufficient to accommodate normal deposit fluctuations and various funding needs, and to meet its asset and liability management objectives. Excess funds generally are invested in short-term investments.

     The primary investing activity of Reliance Savings Bank is the origination of loans. For the years ended June 30, 1998 and 1997, respectively, Reliance Savings Bank originated $13.6 million and $8.5 million in mortgage loans. There were no sales or purchases of mortgage loans during these periods. Reliance Savings Bank also did not originate or purchase any mortgage-backed and related securities during these periods. During the years ended June 30, 1998 and 1997, respectively, Reliance Savings Bank received principal repayments on loans totaling $12.5 million and $5.2 million, and principal repayments on mortgage-backed and related securities of $166,000 and $115,000.

     At June 30, 1998, Reliance Savings Bank had $946,000 in outstanding loan commitments. Reliance Savings Bank had no commitments to purchase mortgage-backed and related securities at that date. Reliance Savings Bank anticipates it will have sufficient funds available to meet its current loan commitments, including loan applications received and in process prior to the issuance of firm commitments. Certificates of deposit which are scheduled to mature in one year or less at June 30, 1998 were $10.4 million. Based on its historical experience, management believes that a significant portion of such deposits will remain with Reliance Savings Bank. Effective June 7, 1993, Reliance Savings Bank converted from a state-chartered mutual savings and loan regulated by the OTS to a state-chartered mutual savings bank subject to regulation by the FDIC and the Wisconsin Department of Financial Institutions. Applicable FDIC regulations require institutions to meet three capital standards: (i) "Tier 1 capital" in an amount not less than 3% of total assets;
(ii) "Tier 1 capital" in an amount not less than 4% of risk-weighted assets; and
(iii) "Total Capital" in an amount not less than 8% of risk-weighted assets. Wisconsin-chartered savings banks also are required to maintain a Minimum capital to assets ratio of 6%. The percent of assets for Wisconsin regulatory capital purposes is based on total unconsolidated assets. See "Regulation" for a discussion of Reliance Savings Bank's regulatory capital requirements.

     A summary of Reliance Savings Bank's regulatory capital follows:

                                                                          AT JUNE 30,
                                                     -----------------------------------------------------
                                                              1997                           1998
                                                     ----------------------            -------------------
                                                                    PERCENT                        PERCENT
                                                      AMOUNT       OF ASSETS           AMOUNT     OF ASSETS
                                                     -------        -------            -------     -------
                                                                         (DOLLARS IN THOUSANDS)
Total capital under generally accepted
   accounting principles ....................        $20,157          47.28%           $21,026       50.67%
                                                     =======        =======            =======     =======
Tier 1 capital leverage .....................        $19,670          46.18%           $20,297       48.92%
Tier 1 capital leverage requirement .........          1,278           3.00              1,245        3.00
                                                     -------        -------            -------     -------
Excess ......................................        $18,392          43.18%           $19,052       45.92%
                                                     =======        =======            =======     =======

Tier 1 risk-based capital ...................        $19,670          74.18%           $20,297       69.71%
Tier 1 risk-based capital requirement .......          1,061           4.00              1,165        4.00
                                                     -------        -------            -------     -------
Excess ......................................        $18,609          70.18%           $19,132       65.71%
                                                     =======        =======            =======     =======

Total risk-based capital ....................        $19,817          46.52%           $20,466       49.32%
Total risk-based capital requirement ........          2,122           8.00              2,329        8.00
                                                     -------        -------            -------     -------
Excess ......................................        $17,695          38.52%           $18,137       41.32%
                                                     =======        =======            =======     =======

Wisconsin regulatory capital ................        $20,304          47.66%           $21,195       51.08%
Wisconsin regulatory capital requirement ....          2,556           6.00              2,489        6.00
                                                     -------        -------            -------     -------
Excess ......................................        $17,748          41.66%           $18,706       45.08
                                                     =======        =======            =======     =======


         Cash flows are categorized as to whether they relate to the operating, investing or financing activities of Reliance Savings Bank. Cash flow from operating activities include net income plus or minus non-cash income statement items and cash flow related to the origination and sale of mortgage loans held for sale. Cash flow from investing activities includes proceeds from the sale or maturity of investment securities, principal payments collected on loans and mortgage-backed and related securities, loan originations and purchases on investments and mortgage-backed and related securities. Cash flow from financing activities includes the increase or decrease in deposits, borrowings and escrows and common stock transactions. The amount of principal repayments on loans and mortgage-backed and related securities are heavily influenced by the general level of interest rates in the economy. During periods in which Reliance Savings Bank is unable to originate a sufficient amount of loans that it intends to retain, such as ARM loans and other loans with shorter terms, and during periods of high principal repayments, Reliance Savings Bank will increase liquid assets, with remaining amounts invested in mortgage-backed and related securities.

         Deposits were $17.3 million and $17.6 million at June 30, 1998 and 1997, respectively. Reliance Savings Bank's certificates of deposit accounts at June 30, 1998 and 1997 were $14.0 million and $13.9 million, respectively, and demand accounts, which consist of NOW accounts, money market accounts and passbook accounts, were $3.3 million and $3.7 million, respectively, at June 30, 1998 and 1997. The net decrease was due to the increased competition for nondeposit products offering higher yields than traditional deposit accounts.

DIVIDENDS

         The Board of Directors of Reliance authorized a special distribution of $3.00 per share to shareholders of record on November 8, 1996. A significant portion of the special distribution represented a non-taxable return of capital that resulted in a reduction in the cost basis of each share. Approximately $0.075 of the special distribution represented the payment of a cash dividend.

         Declaration of future dividends by the Board of Directors will depend upon a number of factors, including investment opportunities available to Reliance and Reliance Savings Bank, capital requirements, regulatory Limitations and Reliance Savings Bank's and Reliance's financial condition and results of operations, tax considerations and general economic conditions. The payment of cash dividends by Reliance Savings Bank to Reliance will be subject to significant regulatory restrictions. No assurances can be given that any dividends will be paid or will continue to be paid.

COMMON STOCK REPURCHASE AND PURCHASE PROGRAMS

         Reliance adopted two share repurchase programs for its common stock on August 29, 1996 and June 20, 1997. The repurchase programs were adopted to improve earnings per share and return on equity, and represented an attractive investment alternative compared to other available investments. The repurchased shares became treasury shares and have been used for general corporate purposes. Reliance has notified the Wisconsin Department of Financial Institutions, and the FDIC of the repurchase program and has obtained regulatory approval for the program consistent with applicable regulations.

         Under the August 29, 1996 program, Reliance planned to purchase up to 5% of the outstanding shares of common stock, or approximately 128,117 shares, at prevailing market prices. Approximately 34,000 shares were repurchased at an approximate cost of $283,000. Under the June 20, 1997 program, up to 126,424 shares or 5% of the outstanding shares of common stock would be repurchased at prevailing market prices commencing in late July 1997. In total, 126,424 shares were repurchased at an approximate cost of $1,125,000.

         Also on June 20, 1997, Reliance announced that the administrators of the Reliance Savings Bank Recognition and Retention Plan (the "Retention Plan") would begin the open market purchase of up to 75,855 shares, or 3% of the outstanding shares of Reliance's common stock, which will be used for awards under the Retention Plan. The purchase program calls for shares to be purchased at prevailing market prices over a six-month period of time commencing in late July 1997. Approximately 69,000 shares were purchased at an approximate cost of $611,000.

IMPACT OF INFLATION AND CHANGING PRICES

         Reliance's Consolidated Financial Statements and Notes thereto have been prepared in accordance with generally accepted accounting principles ("GAAP"), which requires the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of Reliance's operations. Unlike most industrial companies, nearly all of the assets and liabilities of Reliance are monetary in nature. As a result, interest rates have a greater impact on Reliance's performance than do the effects of general levels on inflation. Interest rates do not necessarily move in the same direction or to the extent as the price of goods and services.

ACCOUNTING DEVELOPMENTS

         In October, 1995, the FASB issued FAS 123, "Accounting for Stock Compensation". The statement encourages companies to account for stock compensation awards based on their fair value at the date the awards are granted. The resulting compensation cost would be shown as an expense on the income statement. FAS 123 is effective for calendar year 1996. However, companies will be required to include in that year's financial statements information about options granted in 1995. Companies can choose not to apply the new accounting method and continue to apply current accounting requirements, which generally result in no compensation cost for most fixed stock option plans. Those that do so, however, will be required to disclose in the notes to the financial statements what net income earnings per share would have been if they had followed the new accounting method. Reliance Savings Bank has elected to retain the accounting under APB Opinion No. 25.

         In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinquishments of Liabilities." The Statement focuses on the issues of accounting for transfers and servicing of financial assets, extinquishments of liabilities and financial assets subject to prepayment. SFAS No. 125 is effective for transfers and servicing of financial assets and extinquishments of liabilities occurring after December 31, 1996. The provisions of this statement for financial assets subject to prepayment is effective for financial assets held on or acquired after January 1, 1997. SFAS No. 125 is not expected to have a material impact on the financial position or results of operations of Reliance.

         FASB issued SFAS No. 128, "Earnings per Share." FASB No. 128 applies to
(a) companies with common stock or potential common stock (such as options, warrants, or convertible securities) traded in a public market and (b) companies that have filed or are in the process of filing with a regulatory agency to sell securities in a public market. SFAS No. 128 requires companies to report earnings per share data using the weighted-average number of common shares outstanding during the period. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997 may not be applied earlier.

         In June 1997, FASB issued SFAS No. 130, "Reporting Comprehensive Income," which is effective for fiscal years beginning after December 15, 1997. This statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income to be reported in a financial statement that is displayed with the same prominence as other financial statements.

         In June 1997, FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which is effective for fiscal years beginning after December 15, 1997. This statement establishes standards for the way that public business enterprises.report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers.

         In June 1998, FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for years beginning after June 15, 1999, although earlier adoption is permitted. This standard establishes new rules for the recognition and measurement of derivatives and hedging activities. It requires all derivatives to be recorded on the balance sheet at fair value, although the timing of recognition in earnings will depend on the classification of the hedge according to criteria established by SFAS
133. Changes in fair value of derivatives that do not meet these criteria are required to be included in earnings in the period of the change. Reliance has no determined the impact that Statement 133 will have on its financial statements and believes that such determination will no be meaningful until closer to the date of initial adoption.

ASSET/LIABILITY MANAGEMENT

         Reliance Savings Bank's profitability, like that of most financial institutions, depends to a large extent upon its net interest income, which is the difference between the interest it earns on interest-earning assets, such as loans and investments, and the interest expense it pays on interest-bearing liabilities, such as deposits and borrowings. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institutions' interest rate sensitivity "gap". An asset or liability is said to be interest rate sensitive within a specific time period if it matures or re-prices within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets anticipated, based upon certain assumptions, to mature or re-price within a specific time period and the amount of interest-bearing liabilities anticipated, based upon certain assumptions, to mature or re-price within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities that mature or re-price within a specified time period. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets that mature or re-price within a specified time period. During a period of rising interest rates, therefore, a negative gap theoretically would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap position would theoretically tend to result in an increase in net interest income while a positive gap would tend to affect net interest income adversely.

         In an attempt to manage vulnerability to interest rate changes, management monitors Reliance Savings Bank's interest rate risk. The principal objective of Reliance Savings Bank's interest rate risk management function is to evaluate the interest rate risk included in certain balance sheet accounts, determine the level of risk for Reliance Savings Bank given its operating environment, capital and liquidity requirements and performance objectives, and manage the risk consistent with board approved guidelines. Through such management, Reliance Savings Bank seeks To reduce the vulnerability of its operations to changes in interest rates. Reliance Savings Bank monitors its interest rate risk as such risk relates to its operating strategies. Reliance Savings Bank's Board of Directors has established an Asset/Liability Committee, responsible for reviewing its asset/liability policies and interest rate risk position, which meets monthly and reports trends to the Board of Directors on a monthly basis and Reliance Savings Bank's interest rate risk position on a quarterly basis.

         Generally, Reliance Savings Bank utilizes the following strategies to manage interest rate risk: (i) emphasizing the origination of adjustable rate one- to four-family mortgage loans and non-one- to four-family mortgage loans (which typically are either adjustable rate or short-term) for its loan portfolio; (ii) holding primarily short-term mortgage-backed and related securities and investment securities, and (iii) attempting to reduce the overall interest rate sensitivity of liabilities by emphasizing core and longer-term deposits. By originating ARM loans and other mortgage loans with short to medium terms and investing in relatively short to medium term mortgage-backed and related securities and investment securities, Reliance Savings Bank has been able to reduce interest rate risk by more closely matching the terms and repricing characteristics of its assets and liabilities. Although Reliance Savings Bank has significantly increased its emphasis upon originating ARM loans and has been developing other types of mortgage loans with shorter average lives or terms and invests in mortgage-backed and related securities with shorter average lives, the level of Reliance Savings Bank's portfolio of fixed rate mortgage loans and investments with longer average lives continues to affect its gap position. Reliance Savings Bank's ARM loans also typically have annual and lifetime caps on interest rate increases, which reduces the extent to which they protect Reliance Savings Bank against interest rate risk. Further, mortgage-backed securities are subject to reinvestment risk. For example, during periods of falling interest rates, mortgage-backed securities are more likely to prepay, and Reliance Savings Bank may not be able to reinvest the proceeds from prepayments in securities or other assets with yields similar to those of the prepaying mortgage-backed securities. Mortgage-backed and related securities also are subject to extension risk, which is the risk that the effective maturity of the security may increase in a rising interest rate environment. The market value of a security with a longer maturity typically is more sensitive to changes in market rates of interest, and rising interest rates may have a more pronounced adverse effect on the market value of mortgage-backed and related securities than on other types of investment securities.

         Reliance Savings Bank continues to closely monitor its interest rate risk as that risk relates to its strategies. At June 30, 1998, total interest-earning assets maturing or re-pricing within one year exceeded total interest bearing liabilities maturing or re-pricing in the same period by $7.4 million, representing a positive cumulative one year gap ratio of 17.4%. With a positive gap position, during periods of rising interest rates, it is projected that the cost of Reliance Savings Bank's interest-bearing liabilities would rise slower than the yield on its interest-earning assets, which would have a positive effect upon net interest income. The opposite effect on net interest income would occur in periods of falling interest rates. Reliance Savings Bank also could experience substantial prepayments of its fixed rate mortgage loans in periods of falling interest rates, which would likely result in the reinvestment of such proceeds at market rates which are lower than current rates.

ASSET/LIABILITY MANAGEMENT SCHEDULE

         The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities at June 30, 1998, which are anticipated by Reliance to mature or reprice in each of the time periods shown. Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability. It is intended to provide an approximation of the projected repricing of assets and liabilities at June 30, 1998 on the basis of contractual maturities, anticipated prepayments, and scheduled rate adjustments within a three month period and subsequent selected time intervals. The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization and anticipated prepayments of adjustable rate loans and fixed rate loans, and as a result of contractual rate adjustments on adjustable rate loans. For loans on residential properties, adjustable rate loans and fixed rate loans are projected to prepay at rates between 15% and 30% annually.

Prepayment assumptions are based on OTS prepayment assumptions of 10% -30% based on loan type. Mortgage-backed and related securities are projected to prepay at rates between 23% and 29% annually. Money market savings accounts, passbook accounts and negotiable order of withdrawal ("NOW") accounts are assumed to have decay rates between 40% and 70% annually.


                                                                                         AT JUNE 30, 1998
                                                              ----------------------------------------------------------------------
                                                                                       MORE THAN   MORE THAN
                                                              WITHIN      FOUR TO      ONE YEAR   THREE YEARS
                                                              THREE        TWELVE      TO THREE     TO FIVE    OVER FIVE
                                                              MONTHS       MONTHS        YEARS       YEARS       YEARS      TOTAL
                                                              -------      -------      -------     -------     -------    -------
INTEREST-EARNING ASSETS(1):                                                          (DOLLARS IN THOUSANDS)
Mortgage loans(2):
  Fixed...................................................    $ 1,136      $ 3,330      $ 4,644     $   897     $ 7,079    $17,086
  Variable................................................        559        4,160        3,818          --          --      8,537
Consumer loans(2).........................................         23           65           81           3           5        177
Mortgage-backed and related securities ...................          7           20           53          55         285        420
Investment securities and other assets....................     11,951           95           99          --       3,764     15,909
                                                              -------      -------      -------     -------     -------    -------
  Total interest-earning assets...........................    $13,676      $ 7,670      $ 8,695     $   955     $11,133    $42,129
                                                              =======      =======      =======     =======     =======    =======
INTEREST-BEARING LIABILITIES:
Deposits(3):
  Interest-bearing demand NOW accounts....................    $    10      $    31      $    40     $    14     $     8    $   103
  Money market accounts...................................        168          505          115          41          23        852
  Passbook accounts.......................................        235          705          902         325         183      2,350
  Certificates of deposit.................................      3,834        6,590        3,221         380          --     14,025
  FHLB advances...........................................      2,000           --           --          --          --      2,000
                                                              -------      -------      -------     -------     -------    -------
     Total interest-bearing liabilities...................    $ 6,247      $ 7,831      $ 4,278     $   760        $214    $19,330
                                                              =======      =======      =======     =======     =======    =======
Excess (deficiency) of interest-earning
  assets over interest-bearing liabilities................    $ 7,429       ($161)      $ 4,417     $   195     $10,919    $22,799
                                                              =======      =======      =======     =======     =======    =======
Cumulative excess (deficiency) of interest-earning
  assets over interest-bearing liabilities................    $ 7,429      $ 7,268      $11,685     $11,880     $22,799    $22,799
                                                              =======      =======      =======     =======     =======    =======
Cumulative excess (deficiency) of interest-
  earning assets over interest-bearing
  liabilities as a percent of total assets................      17.57%       17.19%       27.63%      28.09%      53.91%     53.91%
                                                              =======      =======      =======     =======     =======    =======


----------


(1) Adjustable and floating rate assets are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed rate assets are included in the periods in which they are scheduled to be repaid based on scheduled amortization, in each case adjusted to take into account estimated prepayments utilizing OTS prepayment assumptions of 10% - 30% based on loan type.

(2) Balances have been reduced for undisbursed loan proceeds, unearned interest, deferred loan fees and allowances for loan losses, which aggregated $4,926,000 at June 30, 1998. Consumer loans include home equity loans.

(3) Although Reliance Savings Bank's NOW accounts, money market accounts and passbook accounts generally are subject to immediate withdrawal, management considers a certain amount of such accounts to be core deposits having significantly longer effective maturities and times to repricing based on Reliance Savings Bank's historical retention of such deposits in changing interest rate environments. NOW accounts, passbook savings accounts and money market accounts have been assumed to be withdrawn at annual rates of 40%, 40% and 79%, respectively, of the declining balance of such accounts during the period shown. The withdrawal rates are higher than Reliance Savings Bank's historical rates but are considered by management to be more indicative of expected withdrawal rates currently. If all of Reliance Savings Bank's NOW accounts, passbook savings and money market deposit accounts had been assumed to be subject to repricing within one year, the one-year cumulative excess of interest-earning assets over interest-bearing liabilities would have been $5.7 million or 12.9% of total assets.

         Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as ARM loans and mortgage-backed securities, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In addition, the proportion of ARM loans and mortgage-backed securities in Reliance Savings Bank's portfolios could decrease in future periods if market interest rates remain at or decrease below current levels due to the exercise of conversion options and refinancing activity. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

AVERAGE BALANCE SHEET

         The following table sets forth certain information relating to Reliance's average statements of financial condition and the statements of income for the years ended June 30, 1998, 1997 and 1996, and reflects the average yield on assets and average cost of liabilities for the periods indicated.

                                                                                    YEAR ENDED JUNE 30,
                                                          ------------------------------------------------------------------------
                                                                      1996                                   1997
                                                          -------------------------------      ----------------------------------
                                                                                  AVERAGE                                 AVERAGE
                                                          AVERAGE                  YIELD/      AVERAGE                     YIELD/
                                                          BALANCE    INTEREST       COST       BALANCE      INTEREST       COST
                                                          -------    -------      -------      -------      -------       -------
ASSETS:                                                                             (DOLLARS IN THOUSANDS)
  Interest-earning assets:
   Loans .........................................        $22,079    $ 1,887         8.55%     $25,290      $ 2,230          8.82%
   Mortgage-backed and related securities ........            895         84         9.39          716           68          9.50
   Investment and other securities ...............         12,444        743         5.97       19,156        1,162          6.07
   Federal Home Loan Bank stock ..................            153         10         6.54          168           12          7.14
                                                          -------    -------      -------      -------      -------       -------
     Total interest-earning assets(1) ............         35,571      2,724         7.66       45,330        3,472          7.66
                                                                                  =======                                 =======
   Non-interest earning assets ...................          1,021       --                       1,273         --
                                                          -------    -------                   -------      -------
     Total assets ................................        $36,592    $ 2,724                   $46,603      $ 3,472
                                                          =======    =======                   =======      =======
LIABILITIES AND RETAINED EARNINGS:
  Interest-bearing liabilities:
   Total deposits ................................        $21,167    $ 1,146         5.41      $17,971      $   911          5.07
   Advances from borrowers for taxes and
     insurance ...................................              7       --           --           --           --            --
   Borrowings ....................................            134          7         5.22        3,025          161          5.32
                                                          -------    -------      -------      -------      -------       -------
     Total interest-bearing liabilities ..........         21,308      1,153         4.92       20,996        1,072          5.11
                                                                                  =======                                 =======
   Non-interest-bearing liabilities ..............            387       --                         403         --
   Retained earnings .............................         14,897       --                      25,204         --
                                                          -------    -------                   -------      -------
     Total liabilities and retained earnings .....        $36,592    $ 1,153                   $46,603      $ 1,072
                                                          =======    =======                   =======      =======
    Net interest income/interest rate spread(2) ..                   $ 1,571         2.25%                  $ 2,400          2.55%
                                                                     =======      =======                   =======       =======
    Net interest-earning assets/net
     interest margin(3) ..........................        $14,263                    4.42%     $24,334                       5.29%
                                                          =======                 =======      =======                    =======
   Average interest-earning assets to
     average interest-bearing liabilities ........                     166.9%                                 215.9%
                                                                     =======                                =======

                                                                    YEAR ENDED JUNE 30,
                                                           --------------------------------------
                                                                           1998
                                                           --------------------------------------
                                                                                          AVERAGE
                                                           AVERAGE                         YIELD/
                                                           BALANCE        INTEREST          COST
                                                           -------        -------         -------
ASSETS:                                                          (DOLLARS IN THOUSANDS)
  Interest-earning assets:
   Loans .........................................         $27,150        $ 2,412            8.88%
   Mortgage-backed and related securities ........             506             48            9.49
   Investment and other securities ...............          16,363            886            5.41
   Federal Home Loan Bank stock ..................             200              9            7.00
                                                           -------        -------         -------
     Total interest-earning assets(1) ............          44,219          3,360            7.60
                                                                                          =======
   Non-interest earning assets ...................           2,013           --
                                                           -------        -------
     Total assets ................................         $46,232        $ 3,360
                                                           =======        =======
LIABILITIES AND RETAINED EARNINGS:
  Interest-bearing liabilities:
   Total deposits ................................         $17,655        $   915            5.18
   Advances from borrowers for taxes and
     insurance ...................................            --             --              --
   Borrowings ....................................           4,502            274            6.09
                                                           -------        -------         -------
     Total interest-bearing liabilities ..........          22,157          1,189            5.37
                                                                                          =======
   Non-interest-bearing liabilities ..............             554           --
   Retained earnings .............................          23,521           --
                                                           -------        -------
     Total liabilities and retained earnings .....         $46,232        $ 1,189
                                                           =======        =======
    Net interest income/interest rate spread(2) ..                        $ 2,171            2.23%
                                                                          =======         =======
    Net interest-earning assets/net
     interest margin(3) ..........................         $22,062                           4.91%
                                                           =======                        =======
   Average interest-earning assets to
     average interest-bearing liabilities ........                          199.6%
                                                                          =======

----------

(1) Calculated net of deferred loan fees, loan discounts, loans in process and allowance for loan losses.

(2) Interest rate spread represents the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities.

(3) Net interest margin represents net interest income divided by average interest-earning assets.

         Such yields and costs are derived by dividing income or expense by the average balance of assets or Inabilities, respectively, for the periods shown. Average balances are derived principally from average daily balances and include non-accruing loans. The yields and costs include fees which are considered adjustments to yields. The amount of interest income resulting from the recognition of loan fees was $91,000, $68,000 and $22,000 for the years ended June 30, 1998, 1997 and 1996, respectively. Interest income on nonaccruing loans is reflected in the period it is collected and not in the periods it is earned. Such amounts are not material to net interest income or net change in net interest income in any period. Nonaccrual loans are included in the average balances and do not have a material effect on the average yield.

RATE VOLUME ANALYSIS

         The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected Reliance's interest income and interest expense during the periods indicated. Information is provided in each category with respect to:
(i) changes attributable to changes in volume (changes in volume multiplied by prior rate), (ii) changes attributable to changes in rate (change in rate multiplied by prior volume), and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the change due to volume and the changes due to rate.


                                                        YEAR ENDED JUNE 30, 1997                  YEAR ENDED JUNE 30, 1996
                                                                COMPARED TO                               COMPARED TO
                                                         YEAR ENDED JUNE 30, 1998                  YEAR ENDED JUNE 30, 1997
                                                            INCREASE (DECREASE)                      INCREASE (DECREASE)
                                                     ---------------------------------         ---------------------------------
                                                                  DUE TO                                    DUE TO
                                                     ---------------------------------         ---------------------------------
                                                     RATE         VOLUME          NET          RATE         VOLUME          NET
                                                     ----         ------          ---          ----         ------          ---
                                                                                (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS:
     Loans ..................................        $  17         $ 165         $ 182         $  62         $ 281         $ 343
     Mortgage-backed and related securities .         --             (20)          (20)            1           (17)          (16)
     Investment and other securities ........         (117)         (159)         (276)           12           407           419
     Federal Home Loan Bank stock ...........         --               2             2             1             1             2
                                                     -----         -----         -----         -----         -----         -----
         Total interest-earning assets ......        $(100)        $ (12)        $(112)        $  76         $ 672         $ 748
                                                     =====         =====         =====         =====         =====         =====
INTEREST-BEARING LIABILITIES:
     Total deposits .........................        $  19         $ (15)        $   4         $ (70)        $(165)        $(235)
     Advances from borrowers for taxes
         and insurance ......................         --            --            --            --            --            --
     Borrowings .............................           25            88           113          --             154           154
                                                     -----         -----         -----         -----         -----         -----
     Total interest-bearing liabilities .....           44            73           117            70)          (11)          (81)
                                                     -----         -----         -----         -----         -----         -----
     Net change in net interest income ......        $(144)        $ (85)        $(229)        $ 146         $ 683         $ 829
                                                     =====         =====         =====         =====         =====         =====

                  STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     Shareholders of record as of the close of business on the Voting Record Date are entitled to one vote for each share of Reliance Common Stock then held. As of the Voting Record Date, the Company had ___________ shares of Reliance Common Stock issued and outstanding.

     The following table sets forth the beneficial ownership of shares of Reliance Common Stock as of the Voting Record Date by each director of Reliance and all directors and executive officers as a group. Members of the Reliance Board also serve as directors of Reliance Savings Bank.


                                                               NUMBER OF SHARES
                                                                 BENEFICIALLY
                 NAME                                              OWNED (1)                 PERCENT OF CLASS
                 ----                                          ----------------              ----------------

Allan T. Bach (2)(3)(4).......................................        94,314                        3.89%
Carol A. Barnharst (2)(3)(4)..................................        88,945                        3.67
O. William Held (2)...........................................        53,690                        2.22
John T. Lynch (2).............................................        57,821                        2.39
Marjorie A. Spicuzza (2)(5)...................................        57,821                        2.39
All directors and executive officers
   as a group (5 persons) ....................................       352,671                       14.56%


----------

(1) Unless otherwise indicated, includes shares of Reliance Common Stock held directly by the individuals as well as by members of such individuals' immediate family who share the same household, shares held in trust and other indirect forms of ownership over which shares the individuals exercise sole or shared voting power and/or investment power. Fractional shares of Common Stock held by certain executive officers under the Reliance ESOP have been rounded to the nearest whole share.

(2) Includes shares of Reliance Common Stock which the named individuals and certain executive officers have the right to acquire within 60 days of the Voting Record Date pursuant to the exercise of stock options: Mr. Bach - 26,571 shares; Ms. Barnharst - 26,571 shares; Mr. Held - 26,571 shares; Mr. Lynch - 26,571 shares; and Ms. Spicuzza - 26,571 shares. Does not include options to purchase shares of Reliance Common Stock which do not vest within 60 days of the Voting Record Date which have been awarded to executive officers and directors under the Reliance Option Plan.

(3) Includes 32,786 and 21,866 shares of Reliance Common Stock awarded to Mr. Bach and Ms. Barnharst, respectively, that have vested under the RRP. Does not include shares of Reliance Common Stock awarded to Mr. Bach and Ms. Barnharst, respectively, under the RRP that do not vest within 60 days of the Voting Record Date.

(4) Includes shares of Reliance Common Stock allocated to certain executive officers under the Reliance ESOP, for which such individuals possess shared voting power, of which approximately 9,957 shares and 9,258 shares have been allocated to the accounts of Mr. Bach and Ms. Barnharst, respectively.

(5) Of the 57,821 shares indicated as beneficially owned by Ms. Spicuzza, 10,000 are owned by her sister who has sole voting and investment power over such shares, and as to which Ms. Spicuzza disclaims beneficial ownership.

                                     EXPERTS

 The consolidated financial statements of Reliance incorporated by reference in Reliance's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1998 have been audited Schenck & Associates, S.C., independent auditors, as set forth in their report thereon included therein, and such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

 The consolidated financial statements of St. Francis as of September 30, 1997 and 1996, and for each of the years in the three-year period ended September 30, 1997, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


                                  LEGAL MATTERS

 The validity of the shares of St. Francis Common Stock to be issued in the Merger will be passed upon for St. Francis by Michael Best & Friedrich LLP, Milwaukee, Wisconsin. Certain legal matters will be passed upon for Reliance by Schiff Hardin & Waite, Chicago, Illinois.


                SHAREHOLDER PROPOSALS FOR THE 1999 ANNUAL MEETING

 Due to the proposed Merger, Reliance does not currently expect to hold a 1999 Annual Meeting of Shareholders because Reliance will be merged with and into St. Francis, with St. Francis as the surviving corporation following the Merger. In the event the Merger is not consummated and such a meeting is held, the following outlines the requirements for shareholder proposals and voting on such proposals.

DEADLINE FOR SUBMISSION OF SHAREHOLDER PROPOSALS FOR INCLUSION IN 1999 PROXY MATERIALS

 Any proposal which a shareholder wishes to have included in the proxy materials of Reliance relating to the 1999 annual meeting of the shareholders of Reliance, which is scheduled to be held in October 1999, must be received at the principal executive offices of Reliance, 3140 South 27th Street, Milwaukee, Wisconsin 53215, Attention: Carol A. Barnharst, Secretary, no later than May 20, 1999. If such proposal is in compliance with all of the requirements of Rule 14a-8 under the Exchange Act, it will be included in the proxy statement and set forth on the form of proxy issued for such annual meeting of shareholders. It is urged that any such proposals be sent certified mail, return receipt requested.

 Nothing in this section shall be deemed to require Reliance to include in its proxy statement and proxy relating to the 1999 Annual Meeting any shareholder proposal which does not meet all of the requirements for inclusion established by the SEC in effect at the time such proposal is received.

ADVANCE NOTICE REQUIREMENT FOR ANY PROPOSAL OR NOMINATION TO BE RAISED BY A SHAREHOLDER

 Shareholder proposals which are not submitted for inclusion in Reliance's proxy materials pursuant to Rule 14a-8 under the Exchange Act may be brought before an annual meeting pursuant to Article VII of the Reliance Articles, which provides that: (i) with respect to proposals to be brought before an annual meeting, such proposal must be received by Reliance not less than 60 days nor more than 90 days prior to the date of the previous year's annual meeting of shareholders, or in the event no annual meeting was held in the previous year, no later than ten days following the date notice of the annual meeting is mailed to shareholders; and (ii) with respect to proposals to be brought before a special meeting, not later than the close of business on the tenth day following the date notice of such special meeting is mailed to shareholders.

 In accordance with Article VII of the Reliance Articles, the advance notice of a proposal described above must set forth certain information, including the shareholder's name and address, as they appear on Reliance's record of shareholders, the class and number of shares of Reliance Common Stock beneficially owned by such shareholder, a brief description of the proposed business, the reason for considering the business at the shareholder meeting and any material interest of the shareholder in the proposed business. In addition, with respect to nominations for election to the Board of Directors made by a shareholder, in accordance with Article VII of the Reliance Articles and Article III of the Reliance By-laws, the following information must be provided: (i) the name and address of the shareholder who intends to make the nomination and of the person(s) to be nominated; (ii) a representation that the shareholder is a holder of record of the stock of Reliance entitled to vote at such meeting and intends to appear in person or by proxy at the meeting and to nominate the person(s) specified in the notice; (iii) a description of all arrangements or understandings between the shareholder and each nominee and any other person(s) (naming such person(s)) pursuant to which the nomination(s) are to be made by the shareholder; (iv) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC; and (v) written consent of each nominee to serve as a director of Reliance if so elected.

DISCRETIONARY VOTING OF 1999 PROXIES

 Effective June 29, 1998, the SEC amended Rule 14a-4(c) under the Exchange Act which governs a company's use of discretionary proxy voting authority with respect to shareholder proposals that are not being included in a company's proxy solicitation materials pursuant to Rule 14a-8 of the Exchange Act. New Rule 14a- 4(c)(1) provides that if a shareholder fails to notify Reliance of such proposal at least 45 days prior to the month and day of mailing of the prior year's proxy statement, then the management proxies named in the form of proxy distributed in connection with Reliance's proxy statement would be allowed to use their discretionary voting authority to address the proposal submitted by the shareholder, without discussion of the proposal in the proxy statement. Accordingly, if a shareholder who intends to present a proposal at the 1999 Annual Meeting does not notify Reliance of such proposal on or prior to August 3, 1999, then management proxies would be allowed to use their discretionary voting authority to vote on the proposal when the proposal is raised at the annual meeting, even though there is no discussion of the proposal in the 1999 proxy statement.

                     PROPOSAL TO ADJOURN THE SPECIAL MEETING
                                (PROPOSAL NO. 2)

 As described herein, the Reliance Board believes that shareholder approval of the Merger proposal is in the best interests of Reliance's shareholders. Also as noted herein, approval of the Merger proposal requires an affirmative vote of the holders of a majority of the shares of Reliance Common Stock entitled to vote on the Merger Agreement and Plan o Merger at the Special Meeting.

 If by the date of the Special Meeting, including any adjournments thereof, the required vote for approval of the Merger proposal has not been obtained, there are an insufficient number of persons present or by proxy to constitute a quorum, the parties determine that regulatory approval of the Merger will be unduly delayed or that events subsequent to the date of this Proxy Statement/Prospectus require St. Francis and Reliance to furnish additional Proxy soliciting information to the Reliance shareholders and to give the shareholders time to assimilate such information, the Reliance Board intends to sponsor a proposal (or proposals), at such times and as often as necessary, to adjourn the Special Meeting to a later date for the purpose of soliciting additional votes on the Merger proposal. At any subsequent reconvening of the Special Meeting, all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the Special Meeting (except for any proxies which have theretofore effectively been revoked or withdrawn). The time, date and place at and to which the Special Meeting would be reconvened will be announced at the Special Meeting, and at any adjournments thereof. If, however, the Special Meeting is adjourned more than 120 days after the date for which the meeting was originally noticed, a new record date would be fixed for the adjourned meeting and written notice of the place, date and time of the adjourned meeting will be given.

 In order to approve a proposal for adjournment of the Special Meeting, the affirmative vote of a majority of the total votes cast in person or by proxy must vote in favor of the proposal. In order to allow Reliance's management to vote proxies received by Reliance at the time of the Special Meeting in favor of such an adjournment, in the event that Reliance determines, in its sole discretion, that such an adjournment is in the best interests of Reliance and its shareholders, Reliance has submitted the questions or adjournment as a separate matter for the consideration and vote of the shareholders. The Board of Directors of Reliance recommends that shareholders vote FOR the proposal to adjourn the Special Meeting so that such proxies may be voted in favor of such adjournment under the circumstances described under this Proposal No. 2.

 St. Francis or Reliance may terminate the Merger Agreement if the Merger is not consummated by February 28, 1999 (subject to extension to May 31, 1999, in the case of a protest to the Merger under the Community Reinvestment Act of 1977, as amended) (the "Termination Date"). If the Special Meeting is adjourned to a date after the Termination Date, the Reliance Board would seek to obtain an extension of the Termination Date from St. Francis. No assurances can be made that St. Francis will agree to the extension, or that the other closing conditions would not be adversely affected. See "Proposal To Approve The Merger--Amendment and Waiver" and "--Termination." The fact of the possible extension of the Termination Date will not be deemed to invalidate proxies previously received, unless Reliance receives a later-dated proxy superseding a prior one.


                        OTHER MATTERS WHICH MAY PROPERLY
                         COME BEFORE THE SPECIAL MEETING

 The Board of Directors knows of no business which will be presented for consideration at the Special Meeting other than as stated in the Notice of Special Meeting of Shareholders. If, however, other matters are properly brought before the Special Meeting or any adjournments or postponements thereof, it is the intention of the persons named in the accompanying Proxy to vote the shares represented thereby on such matters in accordance with their best judgment.


                              AVAILABLE INFORMATION

 St. Francis and Reliance are subject to the informational and reporting requirements of the Exchange Act, and, in accordance therewith, file reports, proxy statements and other information with the SEC. The reports, proxy statements and other information filed by St. Francis and Reliance can be inspected and copied at the following regional offices of the Commission: 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained form the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. Reports, proxy and information statements and information regarding St. Francis and Reliance also may be obtained through the Web site maintained by the Commission at http://www.sec.gov.

 St. Francis has filed with the Commission a Registration Statement under the Securities Act with respect to the St. Francis Common Stock to be issued in connection with the Merger. This Proxy Statement/Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to St. Francis and the St. Francis Common Stock. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, where a copy of such document has been filed as an exhibit to the Registration Statement or otherwise has been filed with the Commission, reference is made to the copy so filed. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         Copies of Reliance's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1998 and Reliance's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1998, accompany this Proxy Statement/Prospectus.

         The following documents or portions of documents filed with the Commission by St. Francis (File No. 0- 21298) pursuant to the Exchange Act are incorporated by reference in this Proxy Statement/Prospectus and made a part hereof:

         1. St. Francis' Annual Report on Form 10-K for the fiscal year ended September 30, 1997 (provided, however, that the information referred to in Item 402(a)(8) of Regulation S-K shall not be deemed to be incorporated by reference herein);

         2. St. Francis' Quarterly Reports on Form 10-Q for the quarters ended December 31, 1997, March 31, 1998 and June 30, 1998, as amended;

         3. The description of St. Francis Common Stock and St. Francis Series A Junior Participating Preferred Stock and Preferred Stock Purchase Rights set forth in St. Francis' Registration Statement on Form 8-A, dated September 25, 1997; and

         4. All other reports filed by St. Francis pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal period covered by the annual report referred to in (4) above.

         The information relating to St. Francis and Reliance contained in this Proxy Statement/Prospectus does not purport to be complete and should be read together with the information in the documents that accompany this Proxy Statement/Prospectus and the additional documents that are incorporated by reference herein.

         All documents filed by St. Francis pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the Special Meeting will be deemed to be incorporated herein by reference and to be a part hereof from the date of such filing. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference will be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed to constitute a part hereof, except as so modified or superseded.


================================================================================
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE REQUESTED TO SIGN
AND PROMPTLY RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED POSTAGE-PAID
ENVELOPE.
================================================================================

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Reliance Bancshares, Inc.
Milwaukee, Wisconsin


         We have audited the accompanying consolidated statements of financial condition of RELIANCE BANCSHARES, INC. as of June 30, 1998 and 1997 and the related consolidated statements of income, retained earnings, and cash flows for the three years in the period ended June 30, 1998. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RELIANCE BANCSHARES, INC. as of June 30, 1998 and 1997 and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1998 in conformity with generally accepted accounting principles.






SCHENCK & ASSOCIATES, SC


Brookfield, Wisconsin
July 31, 1998

                    RELIANCE BANCSHARES, INC. AND SUBSIDIARY

                 Consolidated Statements of Financial Condition




                                                                                                              June 30,
                                                                                               ------------------------------------
                                                                                                    1998                 1997
                                                                                               ---------------      ---------------
                                                                                                              (In Thousands)
Assets:
       Cash                                                                                        $    842             $    829
       Cash equivalent interest-bearing deposits                                                      3,504                2,219
                                                                                                   --------             --------
            Total cash and cash equivalents                                                           4,346                3,048
       Investments
            Certificates of deposit                                                                     493                  294
            Investment securities available for sale, at fair value                                  10,949               11,481
            Investment securities held to maturity
                 (estimated market value of $3,934 in 1997)                                             - -                3,874
       Federal Home Loan Bank stock - at cost                                                           200                  200
       Loans receivable - net                                                                        25,798               27,601
       Accrued interest receivable                                                                       87                  182
       Office properties and equipment                                                                   75                   86
       Prepaid expenses and other assets                                                                341                  243
                                                                                                   --------             --------
                               Total assets                                                        $ 42,289             $ 47,009
                                                                                                   ========             ========

Liabilities and Equity:
       Deposit accounts                                                                            $ 17,330             $ 17,596
       Borrowed funds                                                                                 2,000                6,008
       Income taxes:
            Current                                                                                      20                  - -
            Deferred                                                                                    263                  197
       Accrued and other liabilities:
            Interest                                                                                     31                   32
            Other                                                                                       273                  210
                                                                                                   --------             --------
                          Total liabilities                                                          19,917               24,043
                                                                                                   --------             --------

Commitments and contingencies                                                                           - -                  - -

Stockholders' equity:
       Common stock, $1.00 par value; 6,000,000 shares authorized;
            2,562,344 shares issued                                                                   2,562                2,562
       Additional paid-in-capital                                                                    10,001                9,947
       Unearned ESOP compensation                                                                      (449)                (449)
       Unrealized gain on securities available for sale, net of
            applicable deferred income taxes                                                            729                  490
       Retained earnings - substantially restricted                                                  11,043               10,471
       Treasury stock, at cost, 166,780 and 6,519 shares                                             (1,514)                 (55)
                                                                                                   --------             --------
            Total stockholders' equity                                                               22,372               22,966
                                                                                                   --------             --------
                 Total liabilities and stockholders' equity                                        $ 42,289             $ 47,009
                                                                                                   ========             ========





See accompanying notes to consolidated financial statements.

                    RELIANCE BANCSHARES, INC. AND SUBSIDIARY

                        Consolidated Statements of Income


                                                                                Years Ended June 30,
                                                                     -----------------------------------------
                                                                        1998           1997            1996
                                                                     ----------     ----------      ----------
                                                                       (In thousands, except per share data)

Interest and dividend income:
     Mortgage loans                                                  $    2,412     $    2,230      $    1,886
     Investment securities                                                  886          1,162             743
     Mortgage-backed and related securities                                  48             68              84
     Other loans                                                            - -            - -               1
     Dividends on stock in Federal Home Loan Bank                            14             12              10
                                                                     ----------     ----------      ----------
          Total interest and dividends                                    3,360          3,472           2,724
                                                                     ----------     ----------      ----------

Interest expense:
     Deposits and escrows                                                   915            911           1,146
     Notes payable and other borrowings                                     274            161               7
                                                                     ----------     ----------      ----------
          Total interest expense                                          1,189          1,072           1,153
                                                                     ----------     ----------      ----------
          Net interest income                                             2,171          2,400           1,571
Provision for loan losses                                                    22             22              22
                                                                     ----------     ----------      ----------
     Net interest income after provision for loan losses                  2,149          2,378           1,549
                                                                     ----------     ----------      ----------

Noninterest income:
     Gain (loss) on sale of investments                                      28              2              (3)
     Other income                                                            13             23               9
     Loan fees and service charges                                           10             11              11
                                                                     ----------     ----------      ----------
          Total noninterest income                                           51             36              17
                                                                     ----------     ----------      ----------
          Operating income                                                2,200          2,414           1,566
                                                                     ----------     ----------      ----------

Noninterest expense:
     Compensation and benefits                                              668            764             358
     Occupancy                                                               29             30              30
     Advertising                                                              8              7               7
     Furniture and equipment                                                 12             14              22
     Federal insurance premiums                                              11            162              50
     Professional services                                                  251            186              31
     Data processing                                                         74             72              70
     Stationery, communications, and other operating                         99             96              60
     Directors' fees and expenses of directors, officers
          and employees                                                     110            100              93
                                                                     ----------     ----------      ----------
              Total noninterest expense                                   1,262          1,431             721
                                                                     ----------     ----------      ----------
              Income before income taxes                                    938            983             845
                                                                     ----------     ----------      ----------

Income taxes:
     Current                                                                455            433             336
     Deferred                                                               (89)           (66)             (5)
                                                                     ----------     ----------      ----------
          Total income taxes                                                366            367             331
                                                                     ----------     ----------      ----------
          Net income                                                 $      572     $      616      $      514
                                                                     ==========     ==========      ==========

Earnings per share (basic and diluted)                               $     0.24     $     0.25      $     0.21
                                                                     ==========     ==========      ==========

Dividends per share                                                  $      - -     $     3.00      $      - -
                                                                     ==========     ==========      ==========












See accompanying notes to consolidated financial statements.

                   RELIANCE BANCSHARES, INC. AND SUBSIDIARY

                Consolidated Statement of Stockholders' Equity



                                                                                      Unrealized
                                                                                      Gain (Loss)
                                                                                         on
                                                                                      Securities
                                                                                       Available
                                                                                     for Sale, Net
                                                              Additional   Unearned  of Applicable                         Total
                                                      Common   Paid-in       ESOP       Deferred   Retained  Treasury  Stockholders'
                                                      Stock    Capital   Compensation Income Taxes Earnings   Stock       Equity
                                                     -------  ---------- ------------ ------------ --------   ------      ------
                                                                                     (In Thousands)
Balances at June 30, 1995
                                                    $     --  $      --     $    --     $  83    $ 9,533      $   --      $  9,616
Sale of 2,562,344 shares of common stock
   at $8 per share, net of related expensed            2,562     17,225        (713)       --         --          --        19,074
Net income                                                --         --          --        --        514          --           514
Change in unrealized gain (loss) on securities
   available for sale, net of applicable deferred
   income taxes of $92                                    --         --          --       144         --          --           144
                                                    --------  ---------     -------     -----    -------      -------     --------

Balances at June 30, 1996                              2,562     17,225        (713)      227     10,047          --        29,348
Net income                                                --         --          --        --        616          --           616
Cash dividend ($3.00 per share)                           --     (7,374)        249        --       (192)         --        (7,317)
Purchase of treasury stock                                --         --          --        --         --        (283)         (283)
Issuance of treasury stock for retention plan             --        (15)         --        --         --         228           213
Amortization of unearned ESOP compensation                --        111          15        --         --          --           126
Change in unrealized gain (loss) on securities
   available for sale, net of applicable deferred
   income taxes of $169                                   --         --          --       263         --          --           263
                                                    --------  ---------     -------     -----    -------      -------     --------

Balances at June 30, 1997                              2,562      9,947        (449)      490     10,471         (55)       22,966
Net income                                                --         --          --        --        572          --           572
Purchase of treasury stock                                --         --          --        --         --      (1,736)       (1,736)
Issuance of treasury stock for retention and
   option plans                                           --         --          --        --         --         277           277
Amortization of unearned ESOP compensation                --         54          --        --         --          --            54
Change in unrealized gain (loss) on securities
   available for sale, net of applicable deferred
   income taxes of $154                                   --         --          --       239         --          --           239
                                                    --------  ---------     -------     -----    -------      -------     --------

Balances at June 30, 1998                             $2,562    $10,001       $(449)    $ 729    $11,043      $(1,514)    $ 22,372
                                                    ========  =========     =======     =====    =======      =======     ========












See accompanying notes to consolidated financial statements.

                    RELIANCE BANCSHARES, INC. AND SUBSIDIARY

                      Consolidated Statements of Cash Flows





                                                                                              Years Ended June 30,
                                                                                  ------------------------------------------
                                                                                       1998           1997            1996
                                                                                  -----------    -----------     -----------
                                                                                                 (In Thousands)


Cash Flows from Operating Activities:
     Net Income                                                                   $      572     $      616      $      514
     Adjustments to reconcile net income to net cash provided (used)
              by operating activities:
          Provision for depreciation                                                      16             18              23
          Provision for loan losses                                                       22             22              22
          Amortization of premiums, discounts and fees - net                            (100)           (79)            (33)
          ESOP expenses                                                                   54            126              --
          Increase (decrease) in income taxes payable                                     20             (5)            (59)
          Provision for (reduction of) deferred income taxes                             (89)           (66)             (4)
          (Increase) decrease in interest receivable                                      95             (9)            (78)
          Net increase (decrease) in accrued/other liabilities                            62            126              15
          Net (increase) decrease in prepaid expense and other assets                    (98)           (31)              9
          Loss (gain) on investments                                                     (28)            (2)              3
                                                                                  ----------     ----------      ----------
              Net cash provided (used) by operating activities                           526            716             412
                                                                                  ----------     ----------      ----------

Cash Flows from Investing Activities:
     Purchases of Federal Home Loan Bank stock                                            --            (43)             (5)
     Proceeds from sale/maturities of investment securities
          held to maturity                                                                --          9,460           5,434
     Purchase of investment securities held to maturity                                   --         (1,000)        (12,188)
     Proceeds from sale/maturities of investment securities
          available for sale                                                          11,371          3,192           1,505
     Purchase of investment securities available for sale                             (7,000)        (6,818)         (4,994)
     Net (increase) decrease in loans                                                  1,873         (4,624)         (1,896)
     Principal payments collected on mortgage-backed
          securities                                                                     266            115             220
     Purchase of fixed assets                                                             (5)           (20)             --
                                                                                  ----------      ---------       ---------
              Net cash provided (used) by investing activities                         6,505            262         (11,924)
                                                                                   ---------     ----------      ----------

Cash Flows from Financing Activities:
     Net proceeds from issuance of common stock                                           --             --          19,074
     Purchase of treasury stock                                                       (1,736)          (283)             --
     Treasury stock issued                                                               277            213              --
     Repayments of short-term borrowing                                               (2,000)            --            (650)
     Proceeds from short-term borrowing                                                   --          4,000             650
     Proceeds from securities sold under repurchase agreements                            --          4,053              --
     Payments on securities sold under repurchase agreements                          (2,008)        (2,046)             --
     Increase (decrease) in deposit accounts                                            (266)          (605)         (4,112)
     Increase (decrease) in advance payments by borrowers                                 --             --            (172)
     Payment of cash dividend                                                             --         (7,317)             --
                                                                                  ----------     ----------      ----------
              Net cash provided (used) by financing activities                        (5,733)        (1,985)         14,790
                                                                                  ----------     ----------      ----------
              Increase (decrease) in cash and cash equivalents                         1,298         (1,007)          3,278

Cash and Cash Equivalents at beginning of period                                       3,048          4,055             777
                                                                                  ----------     ----------      ----------

Cash and Cash Equivalents at end of period                                        $    4,346     $    3,048      $    4,055
                                                                                  ==========     ==========      ==========







See accompanying notes to consolidated financial statements.

                    RELIANCE BANCSHARES, INC. AND SUBSIDIARY

                      Consolidated Statements of Cash Flows



                                                                                Years Ended June 30,
                                                                     ------------------------------------------

                                                                           1998           1997            1996
                                                                     -----------    -----------     -----------
                                                                                    (In Thousands)
Supplemental Cash Flow Information:
     Cash paid during the period for:
          Interest on deposit accounts                               $      147     $      148      $      183
          Income taxes                                                      436            438             395
          Interest on borrowings                                            274            161              18

     Noncash investing activities:
          Loans transferred to foreclosed properties and real
              estate in judgment                                            - -            - -             - -

          Total increase in unrealized gain on securities available
              for sale                                                      398            432             236

          Investments transferred to available-for-sale from
              held-to-maturity, at cost                                   3,818            - -             - -








Accounting Policies Note:       Cash equivalents include demand deposits at other financial institutions and the Federal Home Loan Bank.






See accompanying notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of Reliance Bancshares, Inc. and Subsidiary (the Company) conform to generally accepted accounting principles and prevailing practices within the thrift industry. A summary of the more significant accounting policies follows:

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Reliance Bancshares, Inc. and its wholly-owned subsidiary, Reliance Savings Bank (the Bank). All significant intercompany accounts and transactions have been eliminated in consolidation.

BUSINESS

Reliance Bancshares, Inc. provides a full range of financial services to individual customers in southeastern Wisconsin through its wholly-owned insured banking subsidiary, Reliance Savings Bank. The Bank is a state chartered stock savings bank which conducts its business through one facility. The Bank emphasizes permanent and construction loans secured by real estate. The Bank's primary deposit products are savings accounts and certificates of deposit.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENTS IN SECURITIES

The Company's investments in securities are classified in two categories and accounted for as follows:

      SECURITIES HELD TO MATURITY - Debt and mortgage-backed securities for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts, which are recognized in interest income using the interest method over the period to maturity.

      SECURITIES AVAILABLE FOR SALE - Securities available for sale consist of equity securities and certain debt and mortgage-backed securities not classified as securities held to maturity. Unrealized holding gains and losses, net of tax, on securities available for sale are reported as a net amount in a separate component of stockholders' equity until realized, if judged to be temporary.

The Company does not hold any trading securities at June 30, 1998.

Gains and losses on the sale of securities available for sale are determined using the specific identification method.

MORTGAGED-BACKED SECURITIES

The Company has a portfolio of mortgage-backed certificates which bear interest at stated rates ranging from 8.5% to 15% and which mature between 2005 and 2020. Most of the pools were acquired at a discount; a few were acquired at a nominal premium. Mortgage-backed certificates acquired at a discount after July 1, 1982 are being amortized and included in the Company's gross income using the interest method. Prior year discounts are being amortized on a straight-line basis over eleven to twelve years. The difference in prior year discount amortization on a straight-line basis versus the interest method is not material. The Company will continue to amortize discounts on mortgage-backed certificates purchased prior to July 1, 1982 on a straight-line basis. Premium amortizations are not material in amount. The Company has adequate liquidity and capital, and it is generally management's intention to hold such assets to maturity. Should any be sold, gains and losses will be recognized based on the specific identification method.

At June 30, 1998 and 1997, the Company had no outstanding commitments to sell loans or securities.

LOANS RECEIVABLE

Loans receivable are stated at unpaid principal balances, less the allowance for loan losses, and net deferred loan-origination fees and discounts.

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may effect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

INTEREST ON LOANS

Interest on loans is recorded as income as the borrowers' payments become due. Interest collected in advance of the payment due date is deferred until the payment is due. Uncollected interest on loans in excess of 90 days delinquent is fully reserved (June 30, 1998 - $5,687, June 30, 1997 - $0).

LOAN-ORIGINATION FEES AND RELATED COSTS

Prior to July 1, 1988, the Bank recognized loan origination fees as income over a period of ten years at ten percent a year, the related costs associated with these loans were expensed as incurred.

Loan fees received on or after July 1, 1988, are accounted for in accordance with FASB Statement No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

Accordingly, loan origination fees and certain direct loan origination costs are being deferred and the net amount amortized as an adjustment of the related loan's yield. The Bank is generally amortizing these amounts over the contractual life of the related loans.

OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment are stated at cost less accumulated depreciation and include expenditures for new facilities and items which substantially increase the useful lives of existing buildings and equipment. Building and equipment are depreciated on the straight-line method over the estimated lives of the assets. Expenditures for normal repairs and maintenance are charged to operations as incurred. When properties are retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the respective accounts and the resulting gain or loss is recorded in income. The estimated useful lives used to compute depreciation for financial reporting purposes are as follows:

      Office, buildings and improvements                   10 - 42 years

      Furniture, fixtures and equipment                     5 - 10 years

      Automobile                                                 6 years

INCOME TAXES

Deferred income taxes have been provided under the liability method. Deferred tax assets and liabilities result primarily from the Company and the Bank reporting taxable income using the cash basis method of accounting which differs from the accrual method used in reporting income on the financial statements, as measured by the enacted tax rates which will be in effect when these differences are expected to reverse.

REAL ESTATE OWNED/REAL ESTATE IN JUDGMENT

Property acquired in settlement of loans is recorded at the lower of the related principal balance upon foreclosure or its fair value. Costs of developing and improving such properties are to be capitalized. Expenses related to holding such real estate, net of rental and other income, are charged against income as incurred. A provision for estimated losses is recorded when it is known that the net realizable value is less than the carrying value.

Profit on the sale of real estate is recognized as income in the year sold only to the extent that cash is received. Excess profit, if any, is deferred and recognized as income as principal payments are made on the loan or contract.

EARNINGS PER SHARE

On April 18, 1996, Reliance Savings Bank converted from a state-chartered mutual savings bank to a state-chartered stock savings bank with the concurrent formation of a holding company. As part of this conversion, Reliance Bancshares, Inc. sold 2,562,344 shares of stock.

Earnings per share are based on the weighted average number of common shares outstanding during each period and common stock equivalent shares, using the treasury share method. ESOP shares that are committed to be released are considered to be outstanding. Primary and fully diluted earnings per share are the same. The common stock equivalents consist entirely of stock options. The resulting weighted average number of shares used in computing earnings per share for the year ended June 30, 1998 and 1997 is 2,399,250 and 2,456,131 shares of common stock.

Earnings per share of common stock for the year ended June 30, 1996, were computed based on consolidated net income and weighted average outstanding shares of common stock computed as if Reliance Bancshares, Inc. initial public offering had taken place on July 1, 1995. In this computation, net income was not adjusted for the additional income which could have been earned had the net proceeds from the offering been available for investment as of July 1, 1995. Uncommitted ESOP shares (89,125) were not included in the weighted average outstanding shares per SOP 93-6. The resulting weighted average number of shares of common stock is 2,473,219.

ACCOUNTING FOR STOCK-BASED COMPENSATION

In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities electing to retain the accounting under APB Opinion No. 25 must make pro forma disclosures of net income and earnings per share, as if the fair value based method of accounting under SFAS No. 123 had been applied. Reliance Bancshares, Inc. has elected to retain the intrinsic value based method of accounting. See Note 12 for additional information concerning SFAS No. 123.

RECLASSIFICATIONS

Certain prior year items have been reclassified to conform to current year presentation.

NOTE 2 - INVESTMENT SECURITIES AVAILABLE FOR SALE

The carrying value (amortized cost) and estimated market values of investment securities available-for-sale are as follows:



                                                                                  June 30, 1998
                                                   --------------------------------------------------------------------------------
                                                                           Gross                 Gross              Estimated
                                                     Amortized          Unrealized             Unrealized            Market
                                                       Cost               Gains                  Losses               Value
                                                   -----------        ------------             ----------          -----------
                                                                               (In thousands)
Equity securities - common stock                   $     28           $     1,265               $   --             $    1,293

Mortgage-backed securities                              423                    40                   --                    463

U. S. Government and other marketable securities      4,585                     5                   --                  4,590

Equity securities - mutual funds                      4,725                    --                  122                  4,603

                                                   --------           -----------               ------             ----------
     Total                                         $  9,761           $     1,310               $  122             $   10,949
                                                   ========           ===========               ======             ==========

                                                                                  June 30, 1997
                                                   --------------------------------------------------------------------------------
                                                                           Gross                 Gross              Estimated
                                                     Amortized          Unrealized             Unrealized             Market
                                                       Cost               Gains                  Losses                Value
                                                   -----------        ------------             ----------          ----------
                                                                               (In thousands)
Equity securities - common stock                   $     28           $       918               $   --             $      946

Corporate debt securities                             5,122                    12                    2                  5,132

Equity securities - mutual funds                      5,525                    --                  122                  5,403
                                                   --------           -----------               ------             ----------

     Total                                         $ 10,675           $       930               $  124             $   11,481
                                                   ========           ===========               ======             ==========






Detail of sales of investment securities available-for-sale are as follows:


                                       Proceeds
                                         from                 Gross                Gross
                                         Sales                Gains               Losses
                                  -------------------- -------------------- --------------------
                                                         (In thousands)
Year Ended:
     June 30, 1998                $            11,046  $                32  $                 4
     June 30, 1997                              3,652                    2                   --
     June 30, 1996                                500                   --                    3

NOTE 3 - INVESTMENT SECURITIES HELD TO MATURITY

The amortized cost and estimated market values of investment securities held-to-maturity are as follows:


                                                                                June 30, 1997
                                             ----------------------------------------------------------------------------------
                                                                         Gross                Gross              Estimated
                                                  Amortized           Unrealized           Unrealized             Market
                                                    Cost                 Gains               Losses                Value
                                             -------------------- -------------------- -------------------- -------------------
                                                                                (In thousands)
Mortgage-backed securities                   $               685    $              50   $                3   $              732

U.S. Treasury obligations and
     obligations of U.S. agencies                          3,189                   13                   --                3,202
                                             -------------------    -----------------   ------------------   ------------------

                                             $             3,874    $              63   $                3   $            3,934
                                             ===================    =================   ==================   ==================



The amortized cost and estimated market value of investment securities by contractual maturity are shown below. Expected maturities will differ from contractual maturities on those securities where the borrowers may have the right to call or prepay obligation with or without call or prepayment penalties.

Contractual maturities are as follows:


                                                                            June 30, 1998
                                          -------------------------------------------------------------------------------
                                                        Held to maturity                         Available for sale
                                          ----------------------------------------- -------------------------------------
                                                                    Estimated                                 Estimated
                                               Amortized             Market              Amortized             Market
                                                 Cost                 Value                Cost                 Value
                                          -------------------- -------------------- -------------------- ----------------
                                                                         (In thousands)
Within one year or no maturity            $               --     $            --    $           4,753    $           5,896
Greater than one year but less
     than five years                                      --                  --                   14                   15
Greater than five years but less
     than ten years                                       --                  --                  147                  160
Greater than ten years                                    --                  --                4,847                4,878
                                          ------------------     ---------------    -----------------    -----------------

          Total                           $               --     $            --    $           9,761    $          10,949
                                          ==================     ===============    =================    =================

NOTE 4 - LOANS RECEIVABLE

Loans receivable are summarized as follows:


                                                                         June 30,
                                                      ---------------------------------------
                                                             1998                 1997
                                                      ------------------   ------------------
                                                                    (In thousands)
First mortgage loans:
   One-to-four family residential                      $           9,315   $           11,035
   Multi-family residential                                        3,423                4,604
   Commercial                                                      7,489                5,376
   Construction                                                   10,320                8,420
Consumer and other loans:
   Savings account                                                     2                    2
   Second mortgages                                                  177                  355
                                                       -----------------   ------------------
      Total loans                                                 30,726               29,792
                                                       -----------------   ------------------

Less:
   Undisbursed loan proceeds                                       4,595                1,890
   Deferred loan fees                                                164                  154
   Allowance for loan losses                                         169                  147
                                                       -----------------   ------------------
                                                                   4,928                2,191
                                                       -----------------   ------------------

      Loans receivable - net                           $          25,798   $           27,601
                                                       =================   ==================



Activity in the allowance for loan losses is summarized as follows:


                                                                                   Year Ended June 30,
                                                              -------------------------------------------------------------
                                                                     1998                 1997                 1996
                                                              -------------------  -------------------  -------------------
                                                                                     (In thousands)
Balance at beginning of year                                  $              147   $              126   $              104

     Provisions charged against income                                        22                   21                   22
     Charge-offs and recoveries - net                                         --                   --                   --
                                                              ------------------   ------------------   ------------------

Balance at end of year                                        $              169   $              147   $              126
                                                              ==================   ==================   ==================



The existing allowance for loan losses is considered neither inadequate nor excessive relative to credit risk.

Loans receivable from officers and directors aggregated $19,090, and $154,801 at June 30, 1998 and 1997.

The Bank did not have any specific allowance for loan losses at June 30, 1998 and 1997. The Bank's policy is to set up a specific loss allowance when it becomes evident that a specific loan would be disposed of at a loss.

The majority of the Bank's lending activity is with borrowers located in metropolitan Milwaukee, Wisconsin. Although the Bank has a diversified portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon the general economic conditions of the area.

NOTE 5 - ACCRUED INTEREST RECEIVABLE

Accrued interest receivable is summarized as follows:


                                                                                              June 30,
                                                                               --------------------------------------
                                                                                      1998                1997
                                                                               -----------------   ------------------
                                                                                                 (In thousands)
Investment securities                                                          $              40   $              107
Mortgage-backed securities                                                                     3                    5
Loans receivable                                                                              44                   70
                                                                               -----------------   ------------------

                                                                               $              87   $              182
                                                                               =================   ==================



NOTE 6 - OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment are summarized by major classifications as follows:


                                                                                               June 30,
                                                                               --------------------------------------
                                                                                      1998                 1997
                                                                               -----------------   ------------------
                                                                                             (In thousands)
Land                                                                           $               7   $                7
Office building                                                                              147                  147
Furniture, fixtures and equipment                                                            116                  111
Automobile                                                                                    32                   32
                                                                               -----------------   ------------------
                                                                                             302                  297
Less:  accumulated depreciation                                                              227                  211
                                                                               -----------------   ------------------

                                                                               $              75   $               86
                                                                               =================   ==================



Depreciation charged to operations totaled $16,000, $18,000, and $23,000 for the years ended June 30, 1998, 1997, and 1996.

NOTE 7 - DEPOSIT ACCOUNTS

Deposits are summarized as follows:



                                                                          At June 30,
                               -----------------------------------------------------------------------------------------------------
                                                      1998                                                    1997
                               ---------------------------------------------     ---------------------------------------------------
                                                                     Weighted                                               Weighted
                                                     Percent          Average                                Percent        Average
                                                    of Total          Nominal                               of Total        Nominal
                                   Amount           Deposits           Rate                Amount           Deposits          Rate
                               ---------------   ---------------  --------------       ---------------   ---------------  ----------
                                                                           (In thousands)
Demand accounts:
   Non-interest bearing        $            68             0.39%         --            $            35             0.20%         --
   NOW                                      35             0.20%       2.50%                        92             0.52%       2.50%
   Passbook                              2,350            13.56%       2.77%                     2,660            15.13%       2.78%
   Money market                            852             4.92%       3.40%                       926             5.26%       3.45%
                               ---------------   ---------------                       ---------------   ---------------

Total demand accounts          $         3,305            19.07%       2.87%           $         3,713            21.10%       2.89%
                               ---------------   ---------------                       ---------------   ---------------

Certificate accounts:
   3.00% to 3.99%              $            11             0.06%       3.40%           $            11             0.06%       3.40%
   4.00% to 4.99%                           --               --          --                         --               --          --
   5.00% to 5.99%                        9,938            57.35%       5.50%                    11,138            63.30%       5.52%
   6.00% to 6.99%                        3,797            21.91%       6.15%                     2,467            14.02%       6.10%
   7.00% to 7.99%                          227             1.31%       7.30%                       216             1.23%       7.30%
   8.00% to 8.99%                           52             0.30%       8.00%                        51             0.29%       8.00%
                               ---------------   ---------------                       ---------------   ---------------

Total certificates             $        14,025            80.93%       5.71%           $        13,883            78.90%       5.65%
                               ---------------   ---------------                       ---------------   ---------------

Total deposit accounts         $        17,330           100.00%       5.17%           $        17,596           100.00%       5.07%
                               ===============   ===============                       ===============   ===============



Deposit accounts with individual balances of $100,000 or more totaled $1,402,000 and $1,402,000 at June 30, 1998 and 1997, respectively.

On June 30, 1998, certificate accounts have scheduled maturity dates as follows:



                                                                   Year Ending June 30,
                   -----------------------------------------------------------------------------------------------------------------
                        1999              2000           2001                2002            2003          Thereafter        Totals
                   -------------  ---------------- ----------------  ----------------  ---------------  ----------------  ----------
                                                                        (In thousands)
 3.00% to 3.99%    $          11  $            --  $            --   $            --   $           --   $            --   $       11
 4.00% to 4.99%               --               --               --                --               --                --           --
 5.00% to 5.99%            7,971            1,457              281                20              209                --        9,938
 6.00% to 6.99%            2,380              826              493                 5               93                --        3,797
 7.00% to 7.99%               63              164               --                --               --                --          227
 8.00% to 8.99%               --               --               --                --               52                --           52

                   -------------  ---------------- ----------------  ----------------  ---------------  ----------------  ----------
                   $      10,425  $         2,447  $           774   $            25   $          354   $            --   $   14,025
                   =============  ================ ================  ================  ===============  ================  ==========



Interest expense on deposit accounts consists of the following:


                                                                     Years Ended June 30,
                                 ---------------------------------------------------------------------------------------
                                      1998                                1997                               1996
                                 ----------------                    ---------------                    ----------------
                                                                     (In thousands)
Passbook, money market, and
     certificate accounts        $            913                    $           908                    $          1,144
NOW accounts                                    2                                  3                                   2
                                 ----------------                    ---------------                    ----------------

                                 $            915                    $           911                    $          1,146
                                 ================                    ===============                    ================

NOTE 8 - BORROWINGS



                                                                                         At June 30,
                                                        -----------------------------------------------------------------------
                                                                     1998                                     1997
                                                        --------------------------------      ---------------------------------
                                                                            Weighted                               Weighted
                                                                             Average                                Average
                                      Maturity              Amount            Rate                Amount             Rate
                                   ----------------     ---------------- ---------------      ----------------  ---------------
                                                                                  (In thousands)
Securities sold under
     agreements to repurchase                 1998      $            --              --       $          2,007             5.70%

Advances from the
     Federal Home Loan Bank                   1998                2,000            6.19%                 4,000             5.97%
                                                        ----------------                      ----------------

                                                        $         2,000                       $          6,007             5.84%
                                                        ================                      ================



The securities underlying the repurchase agreement are book entry securities. The dealer may sell, loan or otherwise dispose of such securities to other parties in the normal course of their operations, but have agreed to resell to Reliance Bancshares, Inc. identical or substantially the same securities upon the maturities of the agreements. Securities sold under repurchase agreements averaged $532,000 for the year ended June 30, 1998, and the maximum outstanding at any month-end during 1998 was $2.0 million.

FHLB advances are collateralized by residential real estate loans with a carrying value of $12.4 million at June 30, 1998, and all Federal Home Loan Bank stock.

In addition, the Company has a $2.0 million line of credit with Bank One, Milwaukee. Any advances bear interest based on either the LIBOR or prime rate. Reliance Bancshares, Inc. has the option to select the interest rate.

NOTE 9 - STOCKHOLDERS' EQUITY

At the time of its stock conversion, the Bank established a liquidation account in an amount equal to its total net worth as of the date of the latest statement of financial condition. The amount of the liquidation account was determined to be $10,049,000. The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their accounts at the Bank after the conversion. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. Except for the purchase of stock and payment of dividends by the Bank, the existence of the liquidation account will not restrict use or application of stockholders' equity.

In connection with the insurance of its deposits by the Federal Deposit Insurance Corporation, the Bank is required to maintain a minimum level of capital. Also, Wisconsin chartered savings banks are required to meet minimum capital levels of 6%. The following table summarizes the Bank's capital requirements and ratios:



                                                                               At June 30, 1998
                                   -------------------------------------------------------------------------------------------------
                                                           Amount                                             Ratios
                                       Actual             Required         Excess            Actual          Required         Excess
                                   ---------------   ---------------  ---------------   ---------------  ---------------   ---------
                                                                                    (In thousands)
   Tier 1 risk-based capital       $        20,297   $         1,165  $        19,132            69.71%            4.00%      65.71%
   Total risk-based capital                 20,466             2,329           18,137            49.32%            8.00%      41.32%
   Leverage ratio                           20,297             1,245           19,052            48.92%            3.00%      45.92%
   State of Wisconsin                       21,195             2,489           18,706            51.08%            6.00%      45.08%



The Bank's capital exceeds all of the fully phased-in capital requirements imposed by federal and Wisconsin law and regulation.

The following table summarizes the differences between the Company's stockholders' equity and the Bank's regulatory capital at June 30, 1998:



                                                          Tier 1             Total
                                                        Risk-Based        Risk-Based          Leverage        State of
                                                          Capital           Capital             Ratio         Wisconsin
                                                      ----------------  ----------------   --------------  ---------------
                                                                                 (In thousands)
Total consolidated stockholders' equity               $        22,372   $        22,372    $      22,372   $        22,372

Holding Company stockholders' equity
   not available for regulatory purposes                       (1,346)           (1,346)          (1,346)           (1,346)

General loss allowances                                            --               169               --               169

Unrealized gain on securities available for sale                 (729)             (729)            (729)               --
                                                      ----------------  ----------------   --------------  ---------------

                                                      $        20,297   $        20,466    $      20,297   $        21,195
                                                      ================  ================   ==============  ===============



NOTE 10 - INCOME TAXES

The provision for income taxes consists of the following:


                                                                              Years Ended June 30,
                                                         -------------------------------------------------------------
                                                                1998                 1997                 1996
                                                         -------------------  -------------------  -------------------
                                                                                (In thousands)
Current tax provision:
   Federal                                               $              360   $              341   $              264
   State                                                                 95                   92                   72
                                                         -------------------  -------------------  -------------------
      Total current                                      $              455   $              433   $              336
                                                         ===================  ===================  ===================

Deferred tax provision (credit):
   Federal                                                              (71)                 (52)                  (4)
   State                                                                (18)                 (14)                  (1)
                                                         -------------------  -------------------  -------------------
      Total deferred                                     $              (89)  $              (66)  $               (5)
                                                         ===================  ===================  ===================

      Total provision for income taxes                   $              366   $              367   $              331
                                                         ===================  ===================  ===================



At June 30, 1998, the Bank has a net capital loss carryforward for tax return purposes of $14,781 which, if unused, $591 expires in 1999, $11,172 expires in 2000, and $3,018 expires in 2001.

Actual income tax expense differs from the "expected" income tax expense, computed by applying the federal income tax rate of 34% to income before income taxes as follows:


                                                                                      Years Ended June 30,
                                                                 -------------------------------------------------------------
                                                                        1998                 1997                 1996
                                                                 -------------------  -------------------  -------------------
                                                                                       (In thousands)
Federal taxes at statutory rates                                 $              319   $              334   $              287

Increase (decrease) resulting from:
   State income taxes - net of
      federal income tax benefit                                                 49                   51                   44
   Increase in cash value of life insurance                                      (1)                  (9)                  --
   Other - net                                                                   (1)                  (9)                  --
                                                                 -------------------  -------------------  -------------------

Provision for income taxes                                       $              366   $              367   $              331
                                                                 ===================  ===================  ===================



The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below:



                                                                                    June 30,
                                                                 ----------------------------------------
                                                                        1998                 1997
                                                                 -------------------  -------------------
                                                                              (In thousands)
Deferred tax assets:
   Deferred loan fees                                            $               65   $               60
   Allowance for loan losses                                                     58                   49
   Accrued expenses                                                              43                   37
   Deferred compensation                                                         72                   47
   Other                                                                         14                   10
                                                                 -------------------  -------------------
      Gross deferred tax assets                                  $              252   $              203
                                                                 ===================  ===================

Deferred tax liabilities:
   Accrued income                                                $               38   $               75
   FHLB stock dividends                                                           6                    6
   Depreciation                                                                   1                    3
   Unrealized gain on securities                                                470                  316
                                                                 -------------------  -------------------
      Gross deferred tax liabilities                             $              515   $              400
                                                                 ===================  ===================

      Net deferred tax asset (liability)                         $             (263)  $             (197)
                                                                 ===================  ===================



Previously, the Bank qualified under provisions of the Internal Revenue Code which permitted as a deduction from taxable income allowable bad debt deductions which significantly exceeded actual experience and the financial statement loan loss provisions. A deferred tax liability was not required on these excess tax bad debt reserves. At June 30, 1998, the Bank's tax bad debt reserves were approximately $1,401,000. The Bank is now required to establish a deferred tax liability for the excess of its tax bad debt reserves over the balance at the close of the base year. The amount of the base year reserves is considered to meet the indefinite reversal criteria of Accounting Principles Board Opinion No. 12, "Accounting for Income Taxes - Special Areas," and accordingly, is not subject to deferred taxes. The Bank's base year tax bad debt reserves were approximately $1,401,000. Income taxes would be imposed at the then-applicable rates if the Bank were to use these reserves for any other purpose other than to absorb bad debt losses. In August 1996, federal legislation was enacted which repealed the favorable bad debt method for savings and loan associations. Subsequent to this repeal, the Bank continues to be subject to this potential tax liability to the extent payments or distributions of these appropriated earnings occur.

NOTE 11 - FORECLOSED PROPERTIES AND REAL ESTATE IN JUDGMENT

Foreclosed properties and real estate in judgment is summarized as follows:


                                                                                         June 30,
                                                                      --------------------------------------
                                                                             1998                 1997
                                                                      ------------------   -----------------
                                                                                   (In thousands)
Real estate in judgment subject to redemption                         $               --   $              --
Foreclosed properties                                                                 --                  --
Allowance for losses                                                                  --                  --
                                                                      ------------------   -----------------
                                                                      $               --   $              --
                                                                      ==================   =================



NOTE 12 - OFFICER, DIRECTOR AND EMPLOYEE BENEFIT PLAN

The Bank is a participant in the multi-employer Financial Institutions Retirement Fund ("FIRF"). The FIRF covers substantially all of the Bank's employees and provides benefits based on compensation and years of service for employees age 21 and over after one year of eligibility service. The Bank's contributions are determined by FIRF and generally represent the normal cost of the plan. The plan provides benefits of approximately 1.5% of the average of the five highest years of compensation times the number of years of service. Pension costs and funding include normal costs and amortization of prior service costs over 15 years. The FIRF does not make separate actuarial valuations or segregate plan assets by participating employer. As a result, disclosures required by SFAS No. 87, "Employer's Accounting for Pensions," cannot be made. Significant actuarial assumptions for the FIRF include a 7.5% return on plan investments. Pension expense is based on the Bank's contributions as determined by the FIRF. The market value of the net assets of the fund exceeds the liabilities for the present value of accrued benefits in the aggregate. Contributions of $1,000, $31,000 and $29,000 were made for the years ended June 30, 1998, 1997 and 1996, respectively.

Concurrent with the conversion from a mutual savings bank to a stock savings bank, the Bank borrowed funds from the holding company to purchase 89,125 shares of Reliance Bancshares, Inc. common stock to establish an Employee Stock Ownership Plan (ESOP) for substantially all of its employees. The loan is to be repaid over fifteen years and bears interest at 7.0%. Unallocated ESOP shares are reflected as a reduction from stockholders' equity in the Company's consolidated statements of financial condition. 6,164 and 16,196 shares were allocated to participants for the year ended June 30, 1998 and 1997. Expense to the ESOP was $54,000, and $127,000 for 1998 and 1997. ESOP shares as of June 30 were as follows:


                                                                                                  June 30,
                                                                               ---------------------------------------
                                                                                      1998                 1997
                                                                               ------------------   ------------------
Allocated shares                                                                           22,360               16,196
Shares ratably released for allocation                                                         --                   --
Unreleased shares                                                                          66,765               72,929
                                                                               ------------------   ------------------
Total ESOP shares                                                                          89,125               89,125
                                                                               ==================   ==================

Fair value of unreleased shares at June 30                                     $          550,811   $          610,780
                                                                               ==================   ==================

The Bank has a nonqualified deferred retirement plan for directors. The Plan was approved by the Commissioner of Savings and Loan of the State of Wisconsin on June 20, 1994. The Plan provides for each director to receive additional benefits at retirement. In the event of death during service, the same amounts are payable to a director designated beneficiary. The Bank has acquired permanent life insurance policies on the individuals to fund the Plans. The cash value of the policies totaled $219,000 at June 30, 1998. The directors have no rights, title or interest in the insurance policies. The deferred compensation liabilities are being accrued ratably from July 1994 to the respective normal retirement dates. As of June 30, 1998 and 1997, $121,114 and $88,450 had been accrued for the Plan.

RECOGNITION AND RETENTION PLAN

The Recognition and Retention Plan of the Bank was adopted on May 15, 1997 to enable the Bank to reward and retain key officers. A total of 81,980 shares of common stock were awarded. One-third of the shares become vested on date of adoption, one-third vested on May 15, 1998, and the remaining one-third will vest on May 15, 1999. Compensation expense for stock rewarded under this plan is recorded over the vesting periods, and totaled $211,000 and $242,000 for the years ended June 30, 1998 and 1997. Since the plan was adopted during 1997, there are no expenses for the year ended June 30, 1996.

STOCK OPTION PLAN

The Stock Option Plan of the Company was adopted on May 15, 1997. A total of 256,234 shares of common stock were authorized to be reserved for the grant of both incentive and nonincentive stock options to officers and directors. The option exercise price is equal to the fair market value of the common stock on the date of the grant ($7.81 on May 15, 1997). The option term cannot exceed ten years. A total of 221,066 shares of common stock were granted under the plan on May 15, 1997. On April 8, 1998, 38,204 shares were granted under the plan. The options vested one-third on May 15, 1997 and one-third on May 15, 1998, and will vest one-third on May 15, 1999.

As disclosed in Note 1, the Company has elected to follow APB Opinion No. 25 "Accounting for Stock Issued to Employees," and related interpretations for accounting for its stock option grants. Accordingly, no compensation expense has been recognized for the Company's stock option grants. Had compensation cost for the Company's 1998 and 1997 grant for stock-based compensation plans been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced by $96,000 and $171,000 and $.04 and $.07. Assumptions used to estimate the value was a risk free interest rate of 5.44%, expected life of ten years, volatility of 21% and no expected dividends.

The following is a summary of stock option transactions for the year ended June 30, 1998:


                                                                                                      Weighted
                                                                                                      Average
                                                                                Number of             Exercise
                                                                                  Shares               Price
                                                                            -------------------  -------------------
Initial grant date - May 15, 1997                                                      221,066   $             7.81
Granted                                                                                 38,204                 9.25
Exercised                                                                               (8,137)                7.81
Forfeited                                                                               (4,036)                7.81
                                                                            ------------------   ------------------
Outstanding at June 30, 1998                                                           247,097   $             8.03
                                                                            ==================   ==================

Available for future grant at year-end                                                   1,000
                                                                            ==================

NOTE 13 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND OTHER
            COMMITMENTS

The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. The financial instrument consists of commitments to extend credit. This instrument involves, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial condition. The contract amounts reflect the extent of involvement the Bank has in the particular class of financial instrument. The Bank's maximum exposure to credit loss for commitments to extend credit is represented by the contract amount of those instruments.

Financial instruments whose contract amounts represent credit risk are as follows:


                                                                                   June 30,
                                                                  ----------------------------------------
                                                                         1998                 1997
                                                                  -------------------  -------------------
                                                                               (In thousands)
Commitments to extend credit
     Fixed Rate                                                   $              946   $            1,890



Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and generally require payment of a fee. As some commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates the creditworthiness of each customer on a case by case basis. The Bank generally extends credit only on a secured basis. Collateral obtained varies, but consists primarily of one-to-four family residences.

Commitments to extend credit on a fixed-rate basis expose the Bank to a certain amount of interest rate risk if market rates of interest substantially increase during the commitment period.

The Bank is a party to various legal actions normally associated with financial institutions, the aggregate effect of which, in management's and legal counsel's opinion, would not be material to the financial condition of Reliance Bancshares, Inc.

NOTE 14 - DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement No. 107, ("Disclosures about Fair Value of Financial Instruments"), requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not necessarily represent the underlying value of Reliance Bancshares, Inc. Reliance Bancshares, Inc. does no routinely measure the market value of financial instruments because such measurements represent point-in- time estimates of value. It is generally not the intent of Reliance Bancshares, Inc. to liquidate and therefore realize the difference between market value and carrying value and even if it were, there is no assurance that the estimated market values could be realized. Thus, the information presented is not particularly relevant to predicting Reliance Bancshares, Inc.'s future earnings or cash flows.

The following methods and assumptions were used by Reliance Bancshares, Inc. in estimating its fair value disclosures for financial instruments:

CASH AND SHORT-TERM INVESTMENTS

The carrying values approximate the fair values for these assets.

SECURITIES AVAILABLE FOR SALE, INVESTMENTS, AND MORTGAGE-BACKED SECURITIES

Fair values are based on quoted market prices, where available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

LOANS

Fair values are based on quoted market prices for loans with similar financial characteristics.

DEPOSITS

The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, NOW accounts, money market, and checking accounts, is the amount payable on demand at the reporting date. The fair value of fixed rate time deposits is calculated using discounted cash flows applying interest rates currently being offered on similar certificates.

BORROWINGS

The carrying amounts of short-term borrowings approximate their fair values.

OFF-BALANCE SHEET INSTRUMENTS

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. The fair value of these off-balance-sheet items approximates the recorded amounts of the related fees and is not material.

The carrying amounts and estimated fair value of financial instruments were as follows:



                                                                                   June 30,
                                              ----------------------------------------------------------------------------------
                                                                 1998                                      1997
                                              ----------------------------------------  ----------------------------------------
                                                   Carrying            Estimated             Carrying            Estimated
                                                    Amount             Fair Value             Amount             Fair Value
                                              -------------------  -------------------  -------------------  -------------------
                                                                                   (In thousands)
Financial Assets:
     Cash and cash equivalents                 $           4,346   $            4,346   $            3,048   $            3,048
     Certificates of deposit                                 493                  493                  294                  294
     Securities available for sale                        10,949               10,949               11,481               11,481
     Securities held to maturity                             - -                  - -                3,874                3,934
     Loans receivable                                     25,798               26,947               27,601               28,859

Financial Liabilities:
     Deposits:
          Demand deposits                                  3,305                3,305                3,713                3,713
          Certificates                                    14,025               14,921               13,883               14,609
     Borrowed funds                                        2,000                2,000                6,008                6,008

NOTE 15 - CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS

The following condensed statements of financial condition as of June 30, 1998 and 1997 and condensed statements of income and cash flows for the period then ended for Reliance Bancshares, Inc. should be read in conjunction with the consolidated financial statements and the notes thereto.



                   CONDENSED STATEMENT OF FINANCIAL CONDITION
                                 (In thousands)
                                                                                   June 30,
                                                                   -----------------------------------------
                                                                          1998                 1997
                                                                   -------------------- --------------------
                                        ASSETS
Cash                                                               $                49  $               416
Cash equivalent interest-bearing deposits                                        1,950                  936
Investment securities available for sale                                            --                1,005
Investment securities held to maturity                                              --                1,992
Investment in savings bank subsidiary                                           21,026               20,157
Loan to ESOP                                                                       449                  449
Other assets                                                                       107                   28
                                                                   -------------------- --------------------
       Total assets                                                $            23,581  $            24,983
                                                                   ==================== ====================

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Borrowed funds                                                     $                --  $             2,008
Liabilities                                                                          8                    9
                                                                   -------------------- --------------------
       Total liabilities                                                             8                2,017

Stockholders' equity                                                            23,573               22,966
                                                                   -------------------- --------------------
       Total liabilities and stockholders' equity                  $            23,581  $            24,983
                                                                   ==================== ====================



                         CONDENSED STATEMENT OF INCOME
                                 (In thousands)
                                                                       Year Ended           Year Ended
                                                                        June 30,             June 30,
                                                                          1998                 1997
                                                                   -------------------- --------------------
Interest income                                                    $               180  $               404
Interest expense                                                                    34                   75
                                                                   -------------------- --------------------
       Net interest income                                                         146                  329

Non-interest income                                                                 --                    2
                                                                   -------------------- --------------------
       Operating income                                                            146                  331

Non-interest expense
       Compensation and employee benefits                                           11                    6
       Professional services                                                        94                   88
       Other                                                                        43                   34
                                                                   -------------------- --------------------
            Total non-interest expense                                             148                  128
                                                                   -------------------- --------------------
            Income (loss) before income taxes and equity
                 in undistributed earnings of subsidiary                            (2)                 203

Income tax                                                                          (1)                  80
                                                                   -------------------- --------------------
            Income (loss) before equity in undistributed
                 earnings of subsidiary                                             (1)                 123

Equity in undistributed earnings of subsidiary                                     815                  753
                                                                   -------------------- --------------------

            Net income                                             $               814  $               876
                                                                   ==================== ====================

                        CONDENSED STATEMENT OF CASH FLOWS
                                 (In thousands)

                                                                                     Year Ended           Year Ended
                                                                                      June 30,             June 30,
                                                                                        1998                 1997
                                                                                 -------------------- --------------------
Cash flows from operating activities:
       Net income                                                                 $              814   $              876
       Adjustments to reconcile net income to
       net cash provided by operating activities:
            Equity in undistributed earnings of subsidiary                                      (869)              (1,114)
            Amortization                                                                          (8)                  (7)
            ESOP expenses                                                                         54                  126
            Net (increase) decrease in other assets                                              (79)                  22
            Net increase (decrease) in other liabilities                                           1                   (5)
            Loss (gain) on investments                                                            --                   (2)
                                                                                 -------------------- --------------------
       Net cash provided by operating activities                                                 (87)                (104)
                                                                                 -------------------- --------------------

Cash flows from investing activities:
       Purchase of investment securities available for sale                                       --               (4,000)
       Proceeds from sales/maturities of investment securities
            available for sale                                                                 3,000                3,462
       Proceeds from sales/maturities of investment securities
            held to maturity                                                                      --                5,000
       Payment received on loan to ESOP                                                           --                  248
                                                                                 -------------------- --------------------
            Net cash provided (used) by investing activities                                   3,000                4,710
                                                                                 -------------------- --------------------

Cash flows from financing activities:
       Net proceeds from issuance of common stock upon conversion                                 --                   --
       Cash dividends                                                                             --               (7,317)
       Purchase of treasury stock                                                               (526)                (283)
       Treasury stock issued                                                                     268                  213
       Proceeds from securities sold under repurchase agreements                                 - -                4,053
       Payments on securities sold under repurchase agreements                                (2,008)              (2,046)
                                                                                 -------------------- --------------------
            Net cash provided (used) by financing activities                                  (2,266)              (5,380)
                                                                                 -------------------- --------------------

       Increase (decrease) in cash and cash equivalents                                          647                 (774)

Cash and cash equivalents at beginning of year                                                 1,352                2,126
                                                                                 -------------------- --------------------

Cash and cash equivalents at end of year                                          $            1,999   $            1,352
                                                                                 ==================== ====================

NOTE 16 - QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)



                                                                                     Three Months Ended
                                                      -----------------------------------------------------------------------------
                                                           Sept. 30,            Dec. 31,             Mar. 31,             June 30,
                                                             1997                 1997                 1998                 1998
                                                      --------------- -------------------- -------------------- -------------------
                                                                                           (In thousands)
Interest and divided income                          $            856      $           837      $           849      $          818
Interest expense                                                  315                  302                  286                 286
                                                      ---------------      ---------------      ---------------      --------------
       Net interest income                                        541                  535                  563                 532
Provision for loan losses                                           5                    5                    6                   6
                                                      ---------------      ---------------      ---------------      --------------
       Net interest income after provision for
loan losses                                                       536                  530                  557                 526
Non-interest income                                                (2)                  16                    2                  35
Non-interest expense                                              253                  341                  332                 336
                                                      ---------------      ---------------      ---------------      --------------
       Income before income taxes                                 281                  205                  227                 225
Income taxes                                                      118                   76                   80                  92
                                                      ---------------      ---------------      ---------------      --------------
       Net income                                      $          163       $          129      $           147      $          133
                                                      ===============      ===============      ===============      ==============

                                                                                     Three Months Ended
                                                      -----------------------------------------------------------------------------
                                                           Sept. 30,            Dec. 31,             Mar. 31,             June 30,
                                                             1996                 1996                 1997                 1997
                                                      --------------- -------------------- --------------------      --------------
                                                                                           (In thousands)
Interest and dividend income                           $          836       $          891      $           839      $          906
Interest expense                                                  231                  252                  281                 308
                                                      ---------------      ---------------      ---------------      --------------
       Net interest income                                        605                  639                  558                 598
Provision for loan losses                                           5                    6                    6                   5
                                                      ---------------      ---------------      ---------------      --------------
       Net interest income after provision for
loan losses                                                       600                  633                  552                 593
Non-interest income                                                 3                    5                    2                  26
Non-interest expense                                              346                  229                  262                 594
                                                      ---------------      ---------------      ---------------      --------------
       Income before income taxes                                 257                  409                  292                  25
Income taxes                                                       98                  156                  116                  (3)
                                                      ---------------      ---------------      ---------------      --------------
       Net income                                      $          159       $          253      $           176      $           28
                                                      ===============      ===============      ===============      ==============




The following schedule is a summary of earnings per share and market information during the years ended June 30, 1998 and 1997.



                                                                          Three Months Ended
                                        -----------------------------------------------------------------------------------
                                             Sept. 30,            Dec. 31,             Mar. 31,             June 30,
                                               1997                 1997                 1998                 1998
                                        -------------------- -------------------- -------------------- --------------------
Earnings per share                      $              0.07   $             0.05   $             0.07   $             0.05
Dividends paid                                          --                    --                   --                   --

Market information:
       Trading range
          High                                        9.000                9.750               10.125                8.875
          Low                                         7.750                8.250                8.750                8.063
          Close                                       8.500                9.500                8.875                8.250

                                                                          Three Months Ended
                                        -----------------------------------------------------------------------------------
                                             Sept. 30,            Dec. 31,             Mar. 31,             June 30,
                                               1996                 1996                 1997                 1997
                                        -------------------- -------------------- -------------------- --------------------
Earnings per share                      $              0.06   $             0.10   $             0.07   $             0.02
Dividends paid                                           --                 3.00                   --                   --

Market information:
       Trading range
          High                                        8.750               10.250                7.750                8.500
          Low                                         7.625                6.125                6.375                7.000
          Close                                       8.625                6.750                7.250                8.375

NOTE 17 - FEDERAL DEPOSIT INSURANCE CORPORATION SPECIAL ASSESSMENT

Federal legislation enacted on September 30, 1996 addressed inadequate funding of the Savings Association Insurance Fund ("SAIF"), which had resulted in a large deposit insurance premium disparity between banks insured by the Bank Insurance Fund ("BIF") and SAIF insured thrifts. As a result of this new legislation, a one-time special assessment was imposed on thrift institutions, and the Company recognized a $144,000 pretax charge for the year ended June 30, 1997 for assessment on its savings bank subsidiary. The after tax impact on earnings amounted to $87,000. The legislation also provides for a reduction in deposit insurance premiums in subsequent periods and other regulatory reforms.

NOTE 18 - PENDING MERGER

On June 30, 1998, the Company signed a definitive Agreement and Plan of Reorganization that provides for the acquisition of the Company and thus the Bank by St. Francis Capital Corporation ("St. Francis"). Under the terms of the definitive agreement, St. Francis will acquire all of the outstanding shares of the Company through a merger transaction pursuant to which the Company's shareholders will elect to receive either cash or shares of St. Francis's common stock in exchange for their shares (the "Merger"). Consummation of the transaction is subject to regulatory approval, approval of the Company's shareholders and the satisfaction of certain other conditions.

                                                                       EXHIBIT A



                      AGREEMENT AND PLAN OF REORGANIZATION


                                    BETWEEN



                        ST. FRANCIS CAPITAL CORPORATION


                                      AND


                           RELIANCE BANCSHARES, INC.


                           Dated as of June 30, 1998

                               TABLE OF CONTENTS

                                                                                                                     PAGE
                                                                                                                     ----
                                                       ARTICLE ONE

THE REORGANIZATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-1
         1.01       Plan of Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-1
         1.02       Effective Time  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-1
         1.03       Manner of Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-1
         1.04       Effect of Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-2
         1.05       Conversion of Securities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-2
         1.06       Election Procedures.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-4
         1.07       Exchange Procedures.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-6
         1.08       No Fractional Shares  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-8
         1.09       Dissenting Shares   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-8
         1.10       Withholding Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-8
         1.11       Options   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-9
         1.12       Bank Merger   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-9

                                                       ARTICLE TWO

REPRESENTATIONS AND WARRANTIES OF ACQUIROR  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-10
         2.01       Organization; Qualification; Good Standing; Corporate Power . . . . . . . . . . . . . . . . . .  A-10
         2.02       Authorization   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-10
         2.03       Capitalization  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-10
         2.04       Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-11
         2.05       Absence of Undisclosed Liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-11
         2.06       No Violation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-11
         2.07       Consents and Approvals.   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-12
         2.08       Litigation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-12
         2.09       Employee Benefit Plans  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-12
         2.10       Compliance with Environmental Laws  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-14
         2.11       Shares to be Issued in Merger   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-14
         2.12       Broker's Fees.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-14
         2.13       Acquiror Information.   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-14
         2.14       Regulatory Filings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-14
         2.15       Community Reinvestment Act Compliance   . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-15
         2.16       Approvals   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-15
         2.17       Other Information   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-15

                                                      ARTICLE THREE

REPRESENTATIONS AND WARRANTIES OF THE COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-15
         3.01       Organization; Qualification; Good Standing; Corporate Power . . . . . . . . . . . . . . . . . .  A-15
         3.02       Authorization   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-16
         3.03       Capitalization  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-16
         3.04       Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-17
         3.05       Absence of Undisclosed Liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-18
         3.06       No Violation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-18
         3.07       Consents and Approvals  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-19
         3.08       Litigation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-19
         3.09       Taxes, Returns and Reports  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-19
         3.10       Corporate Properties  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-20
         3.11       Employee Benefit Plans  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-21

         3.12       Brokerage Commissions and Fees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-22
         3.13       Certain Agreements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-22
         3.14       Governing Documents   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-23
         3.15       Orders, Injunctions, Decrees; Compliance With Applicable Laws . . . . . . . . . . . . . . . . .  A-23
         3.16       Shareholders of the Company   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-23
         3.17       Regulatory Filings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-23
         3.18       Loans   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-24
         3.19       Loan Portfolio; Reports   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-24
         3.20       Mortgage-Backed and Related Securities  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-24
         3.21       Allowance for Loan Losses.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-24
         3.22       Conduct   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-25
         3.23       Fiduciary Responsibilities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-25
         3.24       Compliance With Environmental Laws and Health and Safety Laws . . . . . . . . . . . . . . . . .  A-25
         3.25       Other Information   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-26
         3.26       Insider Interests   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-27
         3.27       No Sensitive Transactions   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-27
         3.28       Community Reinvestment Act Compliance   . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-27
         3.29       Approvals   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-27
         3.30       Qualified Thrift Lender   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-27
         3.31       The ESOP  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-27
         3.32       Absence of Agreements.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-27
         3.33       Liquidation Account   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-27
         3.34       Insurance   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-28
         3.35       Derivative Transactions   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-28
         3.36       Company Pension Plan.     . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-28
         3.37       Director Deferred Retirement Plan   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-28

                                                       ARTICLE FOUR

COVENANTS OF ACQUIROR . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-28
         4.01       Conduct Of Business: Certain Covenants  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-28
         4.02       SEC Registration  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-29
         4.03       Authorization, Reservation and Listing of Common Stock  . . . . . . . . . . . . . . . . . . . .  A-29
         4.04       Confidentiality   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-29
         4.05       Regulatory Application and Filings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-29
         4.06       Employment Agreements   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-30
         4.07       Negative Covenant   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-30
         4.08       Advisory Board  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-30
         4.09       Qualifying the Merger for Tax-Free Status   . . . . . . . . . . . . . . . . . . . . . . . . . .  A-30
         4.10       Indemnification   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-30

                                                       ARTICLE FIVE

COVENANTS OF THE COMPANY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-31
         5.01       Registration Statement and Shareholders Meeting.  . . . . . . . . . . . . . . . . . . . . . . .  A-31
         5.02       Conduct Of Business, Certain Covenants  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-31
         5.03       Confirming and Conforming Accounting and Reserve Policies; Integration  . . . . . . . . . . . .  A-35
         5.04       Information, Access Thereto   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-35
         5.05       Confidentiality   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-35
         5.06       Recommendation of Merger to Shareholders  . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-36
         5.07       Litigation Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-36
         5.08       Bank Merger   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-36
         5.09       No Solicitation   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-36
         5.10       Other Approvals   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-36
         5.11       Best Efforts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-36

         5.12       Termination and Other Payments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-36
         5.13       Voting Agreements.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-37
         5.14       Advise of Changes   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-37

                                                       ARTICLE SIX

ADDITIONAL COVENANTS AND AGREEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-37
         6.01       Regulatory Matters.   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-37
         6.02       Legal Conditions to Reorganization  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-38
         6.03       Subsequent SEC Filings; Press Releases.   . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-38
         6.04       Additional Agreements.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-38
         6.05       Advice of Changes.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-38
         6.06       Current Information   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-38
         6.07       Termination of Regulatory Agreements.   . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-39
         6.08       Tax Returns.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-39
         6.09       Compensation and Benefit Plans; Existing Agreements.  . . . . . . . . . . . . . . . . . . . . .  A-39
         6.10       Environmental Studies.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-40

                                                      ARTICLE SEVEN

CONDITIONS TO OBLIGATIONS OF EACH OF THE PARTIES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-41
         7.01       Regulatory Approvals  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-41
         7.02       Federal Tax Opinion.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-41
         7.03       Registration Statement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-42
         7.04       Orders, Decrees and Judgments   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-42
         7.05       NASDAQ Listing.   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-42

                                                      ARTICLE EIGHT

FURTHER CONDITIONS TO THE OBLIGATIONS OF THE COMPANY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-42
         8.01       Compliance by Acquiror  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-42
         8.02       Opinion of Counsel  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-42
         8.03       Officers' Certificate   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-42
         8.04       Litigation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-42
         8.05       No Environmental Condition  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-43
         8.06       Opinion   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-43
         8.07       Absence of Certain Changes or Events  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-43
         8.08       Accountant's Letter   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-43

                                                       ARTICLE NINE

FURTHER CONDITIONS TO THE OBLIGATIONS OF ACQUIROR . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-43
         9.01       Compliance by the Company   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-43
         9.02       Accuracy of Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-43
         9.03       Net Worth   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-44
         9.04       Sufficiency of Documents, Proceedings   . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-44
         9.05       Opinion of Counsel  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-44
         9.06       Officers' Certificate   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-44
         9.07       Absence of Certain Changes or Events  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-44
         9.08       Litigation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-44
         9.09       Agreements of Affiliates  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-45
         9.10       Bank Merger Agreement   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-45
         9.11       Consents Under Agreements.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-45
         9.12       Accountant's Letter.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-45
         9.13       Approval by Affirmative Vote of Shareholders; Exercise of Dissenters' Rights  . . . . . . . . .  A-45
         9.14       Nonperforming Assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-45

                                                       ARTICLE TEN

TERMINATION AND AMENDMENT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-46
         10.01      Termination   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-46
         10.02      Effect of Termination   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-47
         10.03      Fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-47

                                                      ARTICLE ELEVEN

MODIFICATIONS, AMENDMENTS AND WAIVER  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-48
         11.01      Modifications, Amendments and Waiver  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-48

                                                      ARTICLE TWELVE

MISCELLANEOUS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-49
         12.01      Closing   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-49
         12.02      Articles of Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-49
         12.03      Further Acts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-49
         12.04      Notices   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-49
         12.05      Alternative Structure.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-50
         12.06      Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-50
         12.07      Nonsurvival of Representations and Warranties   . . . . . . . . . . . . . . . . . . . . . . . .  A-50
         12.08      Discussions With Other Banks, Bank Holding Companies, Savings Associations and
                      Bank-Related Businesses   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-50
         12.09      Entire Agreement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-50
         12.10      Governing Law   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-50
         12.11      Binding Effect and Parties in Interest  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-50
         12.12      Captions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-51
         12.13      Relief Due to Breach.   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-51
         12.14      Invalidity. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-51
         12.15      Publicity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-51
         12.16      Counterparts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-51



EXHIBIT A:          Agreement and Plan of Merger
EXHIBIT B:          Bank Merger Agreement
EXHIBIT C:          Form of Employment Agreement
EXHIBIT D:          Form of Voting Agreements
EXHIBIT E:          Legal Opinion
EXHIBIT F:          Legal Opinion
EXHIBIT G:          Affiliates' Letter


APPENDIX I:         Disclosure Schedules

                      AGREEMENT AND PLAN OF REORGANIZATION


      THIS AGREEMENT AND PLAN OF REORGANIZATION ("Agreement") by and between ST. FRANCIS CAPITAL CORPORATION, a Wisconsin corporation ("Acquiror"), and RELIANCE BANCSHARES, INC., a Wisconsin corporation (the "Company"), is made and entered into this 30th day of June, 1998.


                              W I T N E S S E T H:


      WHEREAS, Acquiror and the Company desire that the Company be merged with and into Acquiror in accordance with the applicable statutes of the State of Wisconsin and in accordance with an Agreement and Plan of Merger (the "Plan of Merger") substantially on the terms and in the form attached hereto as Exhibit A (the merger provided for therein being called the "Merger"); and

      WHEREAS, immediately upon the Merger, Acquiror and the Company intend that Reliance Savings Bank, a wholly-owned subsidiary of the Company (the "Merging Bank"), shall merge (the "Bank Merger" and such transaction together with the Merger, the "Reorganization") with and into St. Francis Bank, F.S.B., a wholly-owned subsidiary of Acquiror ("Acquiror- Bank");

      NOW, THEREFORE, in consideration of the premises and the mutual and dependent promises hereinafter contained, the parties do represent, warrant, covenant and agree as follows:


                                  ARTICLE ONE

                               THE REORGANIZATION

      1.01 Plan of Merger. The Company and Acquiror hereby adopt and agree to execute the Plan of Merger substantially in the form attached hereto as Exhibit A, subject to the satisfaction (or lawful waiver) of each of the conditions to the obligations of the parties to this Agreement.

      1.02 Effective Time. The Merger shall be consummated upon the filing of appropriate Articles of Merger with the Wisconsin Department of Financial Institutions ("WDFI") in the form and manner required by the Wisconsin Business Corporation Law ("WBCL"). The close of business on the date on which such Articles of Merger shall have been filed is herein referred to as the "Effective Time," unless some other date is agreed upon by the parties hereto and is specified therein. Unless otherwise mutually agreed to in writing by Acquiror and the Company, and subject to the terms and conditions hereof, the Effective Time shall occur on the Closing Date (as defined in Section 12.01 hereof) or the next succeeding business day thereafter.

      1.03 Manner of Merger. At the Effective Time, the Company shall be merged with and into Acquiror in accordance with applicable provisions of the WBCL and on the terms and subject to the conditions contained in this Agreement and the Plan of Merger. Simultaneously with the effectiveness of the Merger,
(a) the separate existence of the Company shall cease, and (b) Acquiror, as the surviving corporation (the "Surviving Corporation"), shall continue to exist under and be governed by the WBCL. The Merger is intended to be treated by the parties as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"). Upon the effectiveness of the Merger, the articles of incorporation and bylaws of the Surviving Corporation shall be the form of the articles of incorporation and bylaws of Acquiror as in effect immediately prior to the Merger. Upon the effectiveness of the Merger, the directors and officers of the Surviving Corporation shall be the persons serving in such positions at Acquiror immediately prior to such effectiveness.

      1.04  Effect of Merger.  Upon the Merger becoming effective:

            (a) The separate existence of the Company shall cease and be merged with and into Acquiror, as the Surviving Corporation, which shall possess all of the rights, privileges, immunities, powers and franchises of a public as well as of a private nature, and shall be subject to all of the restrictions, disabilities and duties of each of the Company and Acquiror; and all singular rights, privileges, immunities, powers and franchises of each of the Company and Acquiror, and all property, real, personal and mixed, and all debts due to either the Company or Acquiror in whatever amount, including subscriptions to shares, and all other things in action or belonging to each of the Company and Acquiror shall be vested in the Surviving Corporation; and all property, rights, privileges, immunities, powers and franchises, and all and every interest, shall be thereafter as effectually the property of the Surviving Corporation as they were of the Company and Acquiror and the title to any real estate, or interest therein, vested by deed or otherwise, in either of the Company and Acquiror shall not revert or be in any way impaired by reason of the Merger.

            (b) All rights of creditors and all liens upon any property of the Company or Acquiror shall be preserved unimpaired and all debts, liabilities and duties of the Company or Acquiror shall thenceforth attach to the Surviving Corporation and may be enforced against the Surviving Corporation to the same extent as if said debts, liabilities and duties had been incurred or contracted by it; provided, however, that all such liens shall attach only to those assets to which they were attached prior to the Effective Time.

            (c) Any action or proceeding, whether civil, criminal or administrative, instituted, pending or threatened by or against either the Company or Acquiror or relating to their assets, liabilities or shares of common stock shall be prosecuted as if the Merger had not taken place, and the Surviving Corporation may be substituted as a party in such action or proceeding in place of the Company.

      1.05 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, the Company or the holder of any of the following securities, the shares of Acquiror and the Company shall be converted as follows:

            (a) Each share of the common stock, $.01 par value per share ("Acquiror Common Stock"), of Acquiror issued and outstanding immediately prior to the Effective Time shall remain outstanding and shall be unchanged after the Merger; and

            (b) Each share of the common stock, $1.00 par value per share ("Company Common Stock"), of the Company issued and outstanding immediately prior to the Effective Time (other than any shares held by the Company as treasury shares or owned by Acquiror or any of its wholly-owned subsidiaries, but in each case other than Trust Account Shares or DPC Shares (each as defined below), which shall be canceled, and other than any Dissenting Shares (as defined in Section 1.09)) shall cease to be outstanding and shall be converted into and become, as the holder thereof shall elect or be deemed to have elected pursuant to
      Section 1.06(f) hereof, but subject to all the provisions of Section 1.06(g), (h) and (i) hereof:

                  (1) the right to receive an amount in cash (the "Per Share Cash Distribution") equal to:

                        (a) $10.00, if the Acquiror Average Stock Price as calculated herein is between $32.41 and $40.00;

                        (b) an amount equal to .250 of the Acquiror Average Stock Price, if the Acquiror Average Stock Price as calculated herein is between $40.01 and $42.00;

                        (c) $10.50, if the Acquiror Average Stock Price as calculated herein is between $42.01 and $45.74;

                        (d) an amount equal to .2295 of the Acquiror Average Stock Price, if the Acquiror Average Stock Price as calculated herein is $45.75 or more;

                        (e) If the Acquiror Average Stock Price is $32.40 or less, then the Acquiror has the option of completing the Merger using a Per Share Cash Distribution of $10.00 or terminating the Agreement pursuant to Section 10.01(e) of the Agreement; or

                  (2) the right to receive the following (the "Per Share Stock Distribution):

                        (a) if the Acquiror Average Stock Price as calculated
                  hereunder is between $32.41 and $40.00, a fractional share of Acquiror Common Stock as determined by a fraction the numerator of which is $10.00 and the denominator of which is the Acquiror Average Stock Price;

                        (b) if the Acquiror Average Stock Price is between $40.01 and $42.00, .250 shares of Acquiror Common Stock;

                        (c) if the Acquiror Average Stock Price is between $42.01 and $45.74 per share, a fractional share of Acquiror Common Stock as determined by a fraction the numerator of which is $10.50 and the denominator of which is the Acquiror Average Stock Price;

                        (d) if the Acquiror Average Stock Price is $45.75 or more, .2295 shares of Acquiror Common Stock;

                        (e) if the Acquiror Average Stock Price is $32.40 or less then the Acquiror has the option of completing the Merger using a modification of the Per Share Stock Distribution equal to a fractional share of Acquiror Common Stock as determined by a fraction the numerator of which is $10.00 and the denominator of which is the Acquiror Average Stock Price or terminating the Agreement pursuant to the provisions of Section 10.01(e) hereof.

            (c) If subsequent to the date of this Agreement but prior to the Effective Time, Acquiror should split or combine its common stock, or pay a dividend or other distribution in such common stock, then the Per Share Stock Distribution shall be appropriately adjusted to reflect such split, combination, dividend or distribution.

            (d) "Acquiror Average Stock Price" means the average (rounded to the nearest whole cent) of the last sale price of the day of one share of Acquiror Common Stock as reported in The Wall Street Journal for the ten consecutive trading days ending on the fifth business day preceding the Effective Time, or in the absence of such report for any trading day in The Wall Street Journal, the last sale price reported for such trading day by NASDAQ, the automated quotation system of the National Association of Securities Dealers, Inc., or in the absence thereof the mean of the reported closing bid and asked quotations on such trading day as reported in The Wall Street Journal or in the absence thereof, by NASDAQ; or in the absence thereof from such other source upon which Acquiror and the Company shall mutually agree.

            (e) At the Effective Time, all shares of Company Common Stock that are owned by the Company as treasury stock and all shares of Company Common Stock that are owned directly or indirectly by Acquiror or the Company or any of their respective wholly-owned subsidiaries (other than shares of Company Common Stock held directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity that are beneficially owned by third parties (any such shares, and shares of Acquiror Common Stock which are similarly held, whether held directly or indirectly by Acquiror or the Company or any of their respective wholly-owned subsidiaries, as the case may be, being referred to herein as "Trust Account Shares"), and other than any shares of Company Common Stock held by Acquiror or the Company or any of their respective wholly-owned subsidiaries in respect of a debt previously contracted (any such shares of Company Common Stock, and shares of Acquiror Common Stock which are similarly held, whether held directly or indirectly by Acquiror or the Company or any of their respective wholly-owned subsidiaries, being referred to herein as "DPC Shares")) shall be cancelled and shall cease to exist and no stock of Acquiror or other consideration shall be delivered in exchange therefor.

      All shares of Acquiror Common Stock that are owned by the Company or any of its wholly-owned subsidiaries (other than Trust Account Shares and DPC Shares) shall become treasury stock of Acquiror.

            (f) There shall be included with each share of Acquiror Common Stock issued in the Merger an equal number of any share purchase rights (the "Rights") issued pursuant to the Rights Agreement (as defined in Section 2.03). All references in this Agreement to Acquiror Common Stock to be received pursuant to the Merger should be deemed to include the Rights.

      1.06  Election Procedures.

            (a) On a date at least 30 days prior to the anticipated Closing Date or on such other date as the Company and Acquiror may mutually agree ("Mailing Date"), the Exchange Agent (as defined below) shall mail to each holder of record of the Company Common Stock, as of three business days prior to the Mailing Date, an election form, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to certificates previously representing the Company Common Stock shall pass only upon delivery of such certificate to the Exchange Agent) and other appropriate transmittal materials ("Election Form"). "Exchange Agent" means Firstar Trust Co. or such other bank or trust company selected by Acquiror, and acceptable to the Company, to effect the exchange of certificates. The Mailing Date may be the date of mailing of the Proxy Statement/Prospectus, as defined in Section 6.01.

            (b) An Election Form shall specify the method by which the amount of the Per Share Cash Distribution will be calculated and the method by which the Per Share Stock Distribution will be calculated, and shall permit holders (or in the case of nominee record holders, the beneficial owner through proper instructions and documentation), except for the Reliance Savings Bank Employee Stock Ownership Plan (the "ESOP") which shall receive the Per Share Cash Distribution in exchange for its shares of Company Common Stock, to elect to receive (A) the Per Share Cash Distribution with respect to a specified number of shares of Company Common Stock (the "Cash Election Shares"), (B) the Per Share Stock Distribution with respect to a specified number of shares of Company Common Stock (the "Stock Election Shares"), or (C) indicate that such holder makes no election with respect to a specified number of shares of Company Common Stock (the "No Election Shares"). Each holder of shares of Company Common Stock may elect to receive either the Per Share Cash Distribution or the Per Share Stock Distribution for each share of Company Common Stock held. However, each individual beneficial owner of shares of Company Common Stock may only choose a combination of the Per Share Cash Distribution and the Per Share Stock Distribution relating to all of the shares of Company Common Stock beneficially owned by him, her or it, if he, she or it chooses the Per Share Stock Distribution for a sufficient number of shares to result in the issuance of at least 50 shares of Acquiror Common Stock. If the Exchange Agent determines that the above share limit has not been complied with, the shares of Company Common Stock to which the improper election has been made shall be deemed No Election Shares.

            (c) Any shares of Company Common Stock with respect to which the holder thereof shall not, as of the Election Deadline (as defined below), have made such an election by submission to the Exchange Agent of an effective, properly completed Election Form shall be deemed to be No Election Shares. "Election Deadline" means 4:00 p.m., Milwaukee time, on a day 30-45 days following the Mailing Date, but which also shall be at least one business day prior to the date of the Shareholders Meeting (as defined in Section 5.01). Acquiror shall make an Election Form available to all persons who become holders of Company Common Stock between the date three business days prior to the Mailing Date and the close of business on the day prior to the Election Deadline, and the Company will provide to the Exchange Agent in a timely manner all information necessary to comply with this provision.

            (d) Any Dissenting Shares, as defined in Section 1.09, shall be deemed Cash Election Shares, and with respect to such shares, the holders thereof shall in no event be deemed to hold Stock Designee Shares (defined below).


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            (e)   Any election as between the Per Share Cash Distribution or the Per Share Stock Distribution shall have been properly made only if the Exchange Agent shall have received a properly completed Election Form by the Election Deadline. An Election Form will be properly completed only if accompanied by certificates representing all shares of the Company Common Stock covered thereby. An Election Form may be revoked or changed by the person submitting such Election Form to the Exchange Agent by written notice to the Exchange Agent, provided such notice is received by the Exchange Agent at or prior to the Election Deadline. All Election Forms shall be deemed revoked if the Exchange Agent is notified in writing by Acquiror or the Company that this Agreement has been terminated. The certificate or certificates representing the Company Common Stock relating to any revoked Election Form shall be promptly returned without charge to the person submitting such Election Form to the Exchange Agent. The Exchange Agent shall have reasonable discretion to determine when any election, modification or revocation is received and whether any such election, modification or revocation has been properly made.

            (f) The aggregate amount of consideration, including amounts payable in respect of Dissenting Shares and amounts paid in lieu of fractional shares ("Consideration"), to be received by the Company shareholders in exchange for their Company Common Stock shall consist of cash and Acquiror Common Stock, to be determined as follows:

            (1) the aggregate amount of Consideration that shall be payable to Company shareholders, including the ESOP, in cash (the "Cash Amount") shall be no greater than 40% of the aggregate value of all of the Consideration to be issued or paid in connection with the Merger;

            (2) the total number of shares of Acquiror Common Stock to be issued in connection with the Merger (the "Stock Amount") shall be that number of whole shares of Acquiror Common Stock that has an aggregate value, valuing such stock at the Acquiror Average Stock Price for this purpose, at least equal to 60.0%, of the aggregate value of all of the Consideration to be issued or paid in connection with the Merger;

            (3) the calculation of the aggregate amount of Consideration, the Cash Amount and the Stock Amount shall be made by Acquiror. The relative percentages that the Cash Amount (i.e. 0% to 40.0%) and the Stock Amount (i.e. 60.0% to 100%) bear to the aggregate amount of Consideration to be issued or paid in connection with the Merger shall be determined as follows:

                  (i) The aggregate value of the Cash Amount shall be 40.0% or less of the aggregate amount of Consideration and shall be determined by multiplying the Per Share Cash Distribution by the number of Cash Election Shares and No Election Shares converted to a right to receive the Per Share Cash Distribution;

                  (ii) The aggregate value of the Stock Election Shares, valuing each such Stock Election Share as the product of the Acquiror Average Stock Price multiplied by the Per Share Stock Distribution, shall be 60.0% or more of the aggregate value of all of the Consideration to be issued or paid in connection with the Merger, with the Stock Amount being equal to the number of whole shares of Acquiror Common Stock to be issued or paid in connection with the Merger; and

            (g) Within five business days after the Effective Time, the Exchange Agent shall effectuate the allocation among holders of the Company Common Stock of the right to receive the Cash Election Shares and/or the Stock Election Shares in the Merger in accordance with the Election Form as follows:

                  (i) if the number of shares of Acquiror Common Stock that would be issued upon conversion in the Merger of the Stock Election Shares is less than the Stock Amount, then

                                        (A)     all shares of Company Common
                                        Stock electing Stock Election Shares
                                        will be converted into the right to
                                        receive the Per Share Stock
                                        Distribution,





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
                                        (B)     subject to Section 1.06(d), the
                                        Exchange Agent will select first from
                                        among the No Election Shares, by random
                                        selection, and then (if necessary) from
                                        among the Cash Election Shares, pro rata in accordance with the number of shares of Company Common Stock beneficially owned by each Company shareholder and designated as Cash Election Shares ("Stock Designee Shares"), in each case subject to the requirement for issuance pursuant to Section 1.06(b) of at least 50 shares of Acquiror Common Stock to each recipient thereof, such that the number of Stock Designee Shares will, when added to the number of Stock Election Shares, equal the minimum Stock Amount percentage, and the appropriate number of Stock Designee Shares will be converted into the right to receive the Per Share Stock Distribution (provided, however, that no particular holder of Cash Election Shares will be required to designate all or a portion of his, her or its Cash Election Shares as Stock Designee Shares if such designation would threaten satisfaction of any of the conditions to the consummation of the Merger set forth in Article Seven), and

                                        (C)     Cash Election Shares and the No
                                        Election Shares not designated Stock
                                        Designee Shares will be converted into
                                        the right to receive the Per Share Cash
                                        Distribution; or

                          (ii) if the number of shares of Acquiror Common Stock that would be issued upon conversion of the Stock Election Shares is equal to or greater than the Stock Amount, then all shares of Company Common Stock electing Stock Election Shares will be converted into the right to receive the Per Share Stock Distribution and all Cash Election Shares and No Election Shares will be converted into the right to receive the Per Share Cash Distribution.

                    (h) The random selection process to be used by the Exchange Agent to select among the No Election Shares shall be as the Exchange Agent deems equitable, or as may be mutually determined by the Company and Acquiror and as shall be further described in the Election Form. The pro rata process to be used by the Exchange Agent to designate Stock Designee Shares in order to reach the Stock Amount shall be based on the proportion that the number of Cash Election Shares beneficially owned by each Company shareholder, bears to the total number of Cash Election Shares (excluding Dissenting Shares).

                    (i) The extent to which elections by holders of Company Common Stock will be accommodated will depend upon the respective number of shares of Company Common Stock electing cash or stock (or making no election). Accordingly, a holder of shares of Company Common Stock who elects cash, or a combination of cash and shares of Acquiror Common Stock, may instead receive just shares of Acquiror Common Stock, or a combination of cash and shares of Acquiror Common Stock, or a different combination of cash and shares of Acquiror Common Stock. In addition, if so directed by the Acquiror, the Exchange Agent may alter the selection and pro rata process in order to ensure that all of the conditions to consummation of the Merger set forth in Article Seven may be complied with.

         1.07       Exchange Procedures.

                    (a) At the Effective Time, there shall be issued the Stock Amount and the amount of cash payable in the Merger ("Exchange Fund"). Upon completion of the allocation procedures described above, Acquiror shall, if necessary, issue to the Exchange Agent any additional shares of Acquiror Common Stock in exchange for cash or issue to the Exchange Agent any additional cash in exchange for Acquiror Common Stock.

                    (b) After the Effective Time, each previous holder of a certificate that, prior to the Effective Time, represented the Company Common Stock ("Certificate") that prior thereto surrendered or thereafter surrenders such a Certificate to the Exchange Agent will, upon acceptance thereof by the Exchange Agent, be entitled to a certificate or certificates representing the number of full shares of Acquiror Common Stock and/or the amount of cash into which the Certificate surrendered shall have been converted pursuant to this Agreement and, if such holder's Company Common Stock has been converted into Acquiror Common Stock, any other distribution theretofore declared and not yet paid with respect to the Acquiror Common Stock issuable in the Merger, in each case without interest. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of Acquiror Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the persons entitled thereto. No dividends or other distributions payable after the Effective Time with respect to Acquiror Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall duly surrender such Certificate in accordance with this Article One. After the surrender of a Certificate in accordance with this Article One, the record holder thereof shall be entitled to receive any dividends or other distributions, with any interest thereon, which became payable with respect to the shares of Acquiror Common Stock represented by such Certificate after the Effective Time but on or before the time of such surrender. No holder of an unsurrendered Certificate shall be entitled, until the surrender of such Certificate, to vote the shares of Acquiror Common Stock into which his or her Company Common Stock shall have been converted.

                    (c) The Exchange Agent shall accept such certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with customary exchange practices. Each outstanding certificate that, prior to the Effective Time, represented Company Common Stock shall, except as otherwise provided in this Agreement and until duly surrendered to the Exchange Agent, be deemed to evidence ownership of the consideration into which such Company Common Stock shall have been converted. After the Effective Time, there shall be no further transfer on the records of the Company of certificates representing Company Common Stock, and if such certificates are presented to the Company for transfer, they shall be canceled against delivery of the consideration provided therefor in this Agreement. No dividends declared will be remitted to any person entitled to receive Acquiror Common Stock under this Agreement until such person surrenders the certificate or certificates representing Company Common Stock, at which time such dividends shall be remitted to such person, without interest and less any taxes that may have been imposed thereon. Neither the Exchange Agent, Acquiror nor the Company shall be liable to any holder of Company Common Stock for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Acquiror and the Exchange Agent shall be entitled to rely upon the stock transfer books of the Company to establish the identity of those persons entitled to receive consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of any shares of Company Common Stock, Acquiror and the Exchange Agent shall be entitled to deposit any consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

                    (d) If any certificate representing shares of Acquiror Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of Acquiror Common Stock in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

                    (e) Any portion of the Exchange Fund that remains unclaimed by the shareholders of the Company for six months after the Effective Time, including dividends received pursuant to section 1.07(b) and any interest paid on the Exchange Fund, shall be remitted back to Acquiror. Any shareholders of the Company who have not theretofore complied with this Article One shall thereafter look only to Acquiror for payment for their shares of Company Common Stock. Notwithstanding the foregoing, neither the Acquiror, the Company, the Exchange Agent, or any other person shall be liable to any former holder of shares of Company Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

                    (f) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Acquiror, the posting by such person of a bond in such amount as Acquiror may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Acquiror Common Stock or cash and cash in lieu of fractional shares and unpaid dividends and distributions on Acquiror Common Stock deliverable in respect thereof pursuant to this Agreement.

         1.08 No Fractional Shares. Notwithstanding any other provision of this Agreement, neither certificates nor scrip for fractional shares of Acquiror Common Stock shall be issued in the Merger. Each holder of shares of Company Common Stock who otherwise would have been entitled to a fraction of a share of Acquiror Common Stock shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the Acquiror Average Stock Price. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share.

         1.09       Dissenting Shares.

                    (a) "Dissenting Shares" means any shares held by any holder who becomes entitled to payment of the fair value of such shares under the WBCL. Any holder of Dissenting Shares shall be entitled to payment for such shares only to the extent permitted by and in accordance with the provisions of the WBCL; provided, however, that if, in accordance with the WBCL, any holder of Dissenting Shares shall forfeit such right to payment of the fair value of such shares, such shares shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive cash and/or Acquiror Common Stock in accordance with the applicable provisions of this Agreement. If such holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) his or her right to such payment after the Effective Time, such shares of Company Common Stock of such holder shall be converted on a share by share basis into the right to receive the Per Share Cash Distribution and/or the Per Share Stock Distribution as the Acquiror shall determine.

                    (b) The Company shall give Acquiror prompt notice of any written objections to the Merger and any written demands for the payment of the fair value of any shares, withdrawals of such demands, and any other instruments received by the Company pursuant to the WBCL, and the opportunity to direct all negotiations and proceedings with respect to such demands under the WBCL. The Company shall not voluntarily make any payment with respect to any demands for payment of fair value and shall not, except with the prior written consent of Acquiror, settle or offer to settle any such demands.

         1.10 Withholding Rights. Acquiror shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as Acquiror is required under the Code or any provision of state, local or foreign tax law to deduct and withhold with respect to the making of such payment. Any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of which such deduction and withholding was made by Acquiror.

         1.11       Options.

         (a) The Acquiror shall, as of the Closing Date, convert the outstanding and unexercised options granted by the Company for the purchase of shares of Company Common Stock, whether or not the option is then exercisable under the terms of the Reliance Bancshares, Inc. 1997 Stock Option Plan (the "Option Plan"), into cash in an amount equal to the excess of the Per Share Cash Distribution over the exercise price of such option, multiplied by the number of shares subject to such option, and such cash, net of any amount that must be withheld for federal, state or local tax purposes, shall be paid to the holder of such option within five (5) business days of the Closing Date, whereupon such option shall terminate; provided that any holder of outstanding and unexercised options granted by the Company to purchase Company Common Stock who, by reason of their employment or other status with the Acquiror or Acquiror-Bank after the Closing Date, would be eligible to participate in the Acquiror's stock option plan may, on or prior to the Election Deadline, notify Acquiror as to whether such holder elects to have his or her options converted into options to purchase shares of Acquiror Common Stock, rather than into cash, at an exercise price as determined below:

                    (i) The number of shares of Acquiror Common Stock to be subject to the converted option shall be equal to the number of shares of Company Common Stock subject to the original option multiplied by a fraction determined by application of Section 1.05(b)(2) hereof, provided that any fractional shares of Acquiror Common Stock resulting from such multiplication shall be rounded down to the nearest whole share; and

                    (ii) The exercise price per share of Acquiror Common Stock under the converted option shall be equal to the exercise price per share of Company Common Stock under the original option divided by a fraction determined by application of Section 1.05(b)(2) hereof, provided that such exercise price shall be rounded up to the nearest cent.

                    (iii) The Acquiror agrees that a director of Reliance who becomes a member of the Advisory Board, as defined in
         Section 4.08 hereof, shall be deemed an "Outside Director" under the terms of the Acquiror's option plan for purposes of being eligible to have any options to purchase shares of Company Common Stock which are converted, under (i) and (ii) above, into options for the purchase of Acquiror's Common Stock administered under the terms of Acquiror's plan.

         (b) The adjustment provided herein with respect to any options which are "incentive stock options" (as defined in Section 422 of the Code) shall be and is intended to be effected in a manner which is consistent with
Section 424(a) of the Code and is not intended as a modification of such option (as defined in section 424(h)(3) of the Code). The duration and other terms of the converted option shall be the same as the original option, except that all references to the Company shall be deemed to be references to Acquiror.

         (c) If Acquiror merges the Option Plan with its own option plan, each converted option shall be subject to the terms, benefits, rights and features of the Acquiror's option plan and the related agreement evidencing the grant of such option thereunder from and after the Closing Date.

         (d) All options which are issued and outstanding as of the date hereof under the terms of the Option Plan will become fully vested and exercisable as of the Closing Date.

         (e) The Surviving Corporation may, at its option, merge the Option Plan with its own plan or continue the Option Plan after the Effective Time provided that such merger or continuance shall not reduce the vesting credit earned by holders of converted options under the Option Plan prior to the Closing Date.

         1.12 Bank Merger. The Company and the Acquiror intend to take all action necessary and appropriate to cause, including causing the entering into of a merger agreement (the "Bank Merger Agreement"), substantially on the terms and in the form attached hereto as Exhibit B, pursuant to which the Acquiror-Bank and the Merging Bank shall merge immediately following the Merger or as soon as practicable thereafter with the Acquiror-Bank being the surviving bank ("Surviving Bank") thereof pursuant to the provisions of applicable law. At the effective time of the Bank Merger, the charter and bylaws of the Surviving Bank shall be the articles of association and by-laws of the Acquiror-Bank in effect immediately prior to the effective time of the Bank Merger. At the effective time of the Bank Merger, the directors and officers of the Surviving Bank shall be the directors and officers of the Acquiror-Bank immediately prior to the effective time of the Bank Merger, except that, provided the Surviving Bank can obtain all necessary regulatory approvals, one outside director of the Merging Bank, as selected by the Board of Directors of the Merging Bank, shall become a director of the Surviving Bank as soon as practicable after the effective date of the Bank Merger.


                                  ARTICLE TWO

                   REPRESENTATIONS AND WARRANTIES OF ACQUIROR

         Acquiror represents and warrants to the Company as follows:

         2.01     Organization; Qualification; Good Standing; Corporate Power.

                  (a) Acquiror is a corporation validly existing and in good standing (meaning that it has filed its most recent required annual report, has not filed articles of dissolution and all franchise taxes due and owing have been paid) under the laws of the state of Wisconsin and is a registered savings and loan holding company under the Home Owners' Loan Act of 1933, as amended ("HOLA"). Acquiror has the corporate power and authority to carry on its business as now conducted, and to own, lease and operate its properties. The Articles of Incorporation and Bylaws of Acquiror, copies of which previously have been made available to the Company, are true, correct and complete copies of such documents in effect as of the date of this Agreement.

                  (b) Acquiror-Bank is a federally chartered stock savings association duly organized and in existence under the laws of the United States.

                  (c) Acquiror, and each of its subsidiaries (including the Acquiror-Bank and all other direct and indirect subsidiaries of the Acquiror, the "Subsidiaries"), hold all licenses, certificates, permits, franchises and rights from all appropriate federal, state or other public authorities necessary for the conduct of its and their businesses, except where the failure to so hold would not have a material adverse effect on Acquiror.

         2.02 Authorization. The execution, delivery and performance of this Agreement and the Plan of Merger by Acquiror and the consummation of the Reorganization and the transactions contemplated hereby and thereby have been and will be duly authorized and approved by all necessary corporate action, and this Agreement and the Plan of Merger and the Bank Merger Agreement are and will be legally binding on and enforceable against Acquiror in accordance with their terms, and except as enforceability may be limited by bankruptcy laws, insolvency laws or other laws affecting creditors' rights generally. The execution and delivery of this Agreement and the Plan of Merger do not, and the consummation of the Merger will not, violate the provisions of Acquiror's Articles of Incorporation or Bylaws.

         2.03 Capitalization. The authorized capital stock of Acquiror consists of 12,000,000 shares of Acquiror Common Stock, par value $.01 per share, of which 5,186,683 shares were issued and outstanding as of the date of this Agreement; and 6,000,000 shares of Preferred Stock, par value $1.00 per share ("Acquiror Preferred Stock") of which none are issued and outstanding as of the date hereof. Except as provided herein, the Acquiror's stock option plan, and the Rights Agreement dated September 25, 1997 by and between Acquiror and Firstar Trust Company N.A. (the "Rights Agreement"), there are no outstanding warrants, options, rights, calls or other commitments of any nature relating to the issuance or sale of any other class of equity securities of Acquiror, as of the date hereof. All of the 5,186,683 outstanding shares of Acquiror Common Stock are duly authorized, validly issued, fully paid and nonassessable, subject to a limitation contained in Section 180.0622(2)(b) of the WBCL, as judicially interpreted, which provides that shareholders of Wisconsin corporations may be personally liable for all debts owing to employees of the corporation for services performed for such corporation for up to six months' service in any one case, but not in an amount greater than the consideration paid for such shares.

         2.04     Financial Statements.

                  (a) Acquiror has furnished to the Company true, correct and complete copies of the audited Consolidated Statements of Financial Condition of Acquiror as of the fiscal years ended September 30, 1996 and 1997 and the related Consolidated Statements of Income, Consolidated Statements of Changes in Shareholders' Equity and the Consolidated Statements of Cash Flows for the fiscal years ended September 30, 1997, including the respective notes thereto, together with the reports of KPMG Peat Marwick LLP relating thereto (the "Financial Statements"). Such Financial Statements fairly present the consolidated financial position of Acquiror as of and for the periods ended on their respective dates and the consolidated operating results and changes in financial position of Acquiror for the indicated periods in conformity with generally accepted accounting principles ("GAAP") applied on a consistent basis. Since September 30, 1997 to the best of Acquiror's knowledge, there have not been any material changes in Acquiror's consolidated financial condition, assets, liabilities or business, other than changes in the ordinary course of business.

                  (b) Acquiror shall furnish the Company with copies of its unaudited Quarterly Reports on Form 10-Q as filed with the Securities and Exchange Commission (the "SEC") for each quarterly period subsequent to September 30, 1997 and Annual Reports on Form 10-K for fiscal years after September 30, 1997 and each financial report it or any of its Subsidiaries file with the OTS subsequent to September 30, 1997, until the Closing Date (as defined in Section 12.01) ("Subsequent Financial Statements").

                  (c) All of the aforesaid Financial Statements have been, and, with respect to the Subsequent Financial Statements, will be, prepared in accordance with GAAP, utilizing accounting practices consistent with prior years except as otherwise disclosed, and comply or will comply with applicable accounting requirements and with the rules and regulations of the SEC with respect thereto. All of the aforesaid Financial Statements present fairly, and all of the Subsequent Financial Statements will present fairly, the financial position of the Acquiror and its subsidiaries taken as a whole and the results of its and their operations and changes in its and their financial position as of and for the periods ending on their respective dates. The books and records of the Acquiror and its Subsidiaries have been and are being maintained in all material respects in accordance with GAAP and all other applicable legal accounting requirements and reflect only actual transactions. Subject to such changes which may result from an audit of any Subsequent Financial Statements (which changes in the aggregate will not be material), the allowance for loan losses in such Financial Statements is, and, with respect to the Subsequent Financial Statements will be, adequate under the standards applied by the OTS and based on past loan loss experiences and potential losses in current portfolios to cover all known or anticipated loan losses. Except with respect to this Agreement and the transactions contemplated herein, there are, and with respect to the Subsequent Financial Statements will be, no agreements, contracts or other instruments to which the Acquiror or its subsidiaries are a party or by which it or they or (to the knowledge of the Acquiror) any of the officers, directors, employees or shareholders of the Acquiror or its Subsidiaries have rights which would have a material adverse effect on the consolidated financial position of the Acquiror or the financial position of its subsidiaries which are not disclosed herein or reflected in the Financial Statements and the Subsequent Financial Statements.

         2.05 Absence of Undisclosed Liabilities. Except as and to the extent fully reflected or reserved against in the Financial Statements or the Subsequent Financial Statements, neither the Acquiror nor its Subsidiaries had, nor with respect to the Subsequent Financial Statements will have, any liabilities or obligations, of any nature, secured or unsecured (whether accrued, absolute, contingent or otherwise) including, without limitation, any tax liabilities due or to become due. Except as set forth on Schedule 2.05, the Acquiror further represents and warrants that it does not know or have reason to believe that there is or will be any basis for assertion against it or its Subsidiaries as of the date of execution of this Agreement, or as of the date of any Subsequent Financial Statements, of any liability or obligation of any nature or any amount not fully reflected or reserved against in the Financial Statements as of said dates and for subsequent periods or in the footnotes thereto.

         2.06 No Violation. Except as set forth on Schedule 2.06, neither the execution and delivery of this Agreement by the Acquiror, the consummation by Acquiror and Acquiror-Bank of the transactions contemplated hereby or thereby, nor compliance by the Acquiror with any of the terms or provisions hereof or thereof, will (a) violate any provision of the Articles of Incorporation or Bylaws of Acquiror or the stock charter, bylaws or similar


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governing documents of Acquiror-Bank, or (b) assuming that the consents and approvals referred to in Section 2.07 hereof are duly obtained, (i) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Acquiror or Acquiror-Bank, or (ii) violate, conflict with, result in a breach of any material provision of or the loss of any material benefit, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any material lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of Acquiror or Acquiror-Bank or any of their subsidiaries under any of the material terms, conditions or provisions of any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Acquiror or Acquiror-Bank is a party, except for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not have or be reasonably likely to have a material adverse effect on Acquiror.

         2.07 Consents and Approvals. Except for (a) the filing of applications, notices or other documents necessary to obtain, and the receipt of, the Requisite Regulatory Approvals (as defined in Section 7.01), (b) the filing with the SEC of any necessary Registration Statement (as defined in Section 6.01), (c) the filing of Articles of Merger with the WDFI pursuant to the provisions of the WBCL, (d) such filings and approvals as are required to be made or obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of the shares of Acquiror Common Stock pursuant to this Agreement, and (e) such filings, authorizations or approvals as may be set forth on Schedule 2.07, no consents or approvals of or filings or registrations with any governmental entity or with any third party are necessary in connection with the execution and delivery by Acquiror of this Agreement, or the consummation by Acquiror of the Reorganization.

         2.08 Litigation. As of the date of this Agreement, except as set forth on Schedule 2.08, there are no legal, administrative or other actions, suits, proceedings or investigations of any kind or nature pending or, to the knowledge of Acquiror, threatened against Acquiror that challenge the validity or propriety of the transactions contemplated by this Agreement or which would have a material adverse effect on Acquiror's consolidated financial condition, assets, liabilities or business. Neither Acquiror nor Acquiror-Bank is subject to, or in default with respect to, nor are any of its or their assets subject to, any outstanding judgment, order or decree of any court or of any governmental agency or instrumentality that has or is reasonably expected to have a material adverse effect on Acquiror's consolidated financial condition, assets, liabilities or business.

         2.09     Employee Benefit Plans.

                  (a) All bonus, deferred compensation, pension, retirement, profit-sharing, thrift savings, employee stock ownership, stock bonus, stock purchase, restricted stock and stock option plans, all employment or severance contracts, other material employee benefit plans and any applicable "change in control" or similar provisions in any plan, program, policy, contract or arrangement which cover employees or former employees of the Acquiror and its ERISA Affiliates (defined below) and all other benefit plans, contracts, programs, policies or arrangements covering directors, employees or former employees of the Acquiror or its ERISA Affiliates (the "Acquiror Employees"), including, but not limited to, "employee benefit plans" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") (collectively, the "Acquiror Compensation and Benefit Plans") are listed on Schedule
         2.09. True and complete copies of all Acquiror Compensation and Benefit Plans and such contracts or arrangements, including, but not limited to, any trust instruments and/or insurance and investment contracts, if any, forming a part of any such Acquiror Compensation and Benefit Plans and agreements, and all amendments thereto, including, but not limited to (i) the actuarial report for such Plan (if applicable) and the annual report (Form 5500 series) for each of the last two years, (ii) the current summary plan description, and
         (iii) the most available recent determination letter from the Internal Revenue Service (the "IRS") (if applicable) for such Plan shall be available to the Company.

                  (b) Acquiror Compensation and Benefit Plans, other than "Multi-Employer Plans" within the meaning of Sections 3(37) or 4001(a)(3) of ERISA (the "Acquiror Plans"), covering Employees are in substantial compliance with ERISA and all other applicable laws and regulations. Each Acquiror Plan which is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA ("Acquiror Pension Plan") and which is intended to be qualified under Section 401(a) of the Code, has received or


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
         applied for a favorable determination letter from the IRS, and the Acquiror is not aware of any circumstances likely to result in revocation of any such favorable determination letter. The Acquiror's Employee Stock Ownership Plan satisfies the requirements for an employee stock ownership plan under Section 4975(e)(7) of the Code. There is no material pending or threatened litigation relating to the Acquiror Plans. Neither the Acquiror nor any of its ERISA Affiliates has engaged in a transaction with respect to any Acquiror Plan that, could subject the Acquiror or any of its ERISA Affiliates or any other party to a tax or penalty imposed by Section 4975 of the Code or
         Section 502(i) or 502(l) of ERISA in an amount which would be material.

                  (c) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by the Acquiror or any of its ERISA Affiliates with respect to any ongoing, frozen or terminated "single- employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with the Acquiror or any of its ERISA Affiliates under
         Section 4001 of ERISA or Section 414 of the Code (an "ERISA Affiliate"). Neither the Acquiror nor any of its ERISA Affiliates has incurred or expects to incur any withdrawal liability with respect to a Multi-Employer Plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate). No notice of a "reportable event", within the meaning of Section 4043 of ERISA, for which the 30-day reporting requirement has not been waived has been required to be filed for any Acquiror Plan or by any ERISA Affiliate within the twelve-month period ending on the date hereof.

                  (d) All contributions required to be made under the terms of any Acquiror Plan have been timely made. Neither any Acquiror Plan nor any single-employer plan of an ERISA Affiliate has an "accumulated funding deficiency" (whether or not waived) within the meaning of
         Section 412 of the Code or Section 302 of ERISA. Neither the Acquiror nor any of its ERISA Affiliates has provided, or is required to provide, security to any Acquiror Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

                  (e) Except as set forth on Schedule 2.09, neither the Acquiror nor any of its ERISA Affiliates has any obligations for retiree health and life benefits under any Acquiror Plan. Except as set forth on Schedule 2.09, there are no restrictions on the rights of the Acquiror or its ERISA Affiliates to amend or terminate any such Acquiror Plan without incurring any liability thereunder.

                  (f) No matter is pending relating to any of the Acquiror Plans before any court or government agency.

                  (g) Neither the Acquiror nor any of its ERISA Affiliates presently contributes to or is currently a party to any Multi-Employer Plan.

                  (h) Neither the Acquiror nor any of its ERISA Affiliates is a party to, or is bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization nor is the Acquiror or any of its ERISA Affiliates the subject of any material proceeding asserting that the Acquiror or any such ERISA Affiliate has committed an unfair labor practice or seeking to compel the Acquiror or such ERISA Affiliate to bargain with any labor organization as to wages or conditions of employment, nor is there any strike involving the Acquiror or any of its ERISA Affiliates pending or threatened, nor is the Acquiror or any of its ERISA Affiliates aware of any activity involving its or any of its ERISA Affiliates' employees seeking to certify a collective bargaining unit or engaging in any other organizational activity.

                  (i) Neither the Acquiror nor any ERISA Affiliate presently contributes to any Acquiror Plan that is or was subject to Title IV of ERISA.


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
                  (j) Except as set forth in Schedule 2.09, the consummation of the transactions contemplated by this Agreement will not, either alone, or in combination with another event (i) entitle any current or former employee or officer of the Acquiror or an ERISA Affiliate to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement or (ii) accelerate the time of payment or vesting, or increase the amount, of compensation due any such employee or officer.

                  (k) No Acquiror Plan provides for payment of an amount which taken by itself would exceed amounts deductible for federal income tax purposes by virtue of Section 280(G) of the Code.

         2.10     Compliance with Environmental Laws.  Except as set forth on
Schedule 2.10, to Acquiror's knowledge, as of the date of this Agreement:

                  (a) The operations of Acquiror and its subsidiaries comply and have complied with all Environmental Laws (as defined in Section 3.24); none of the Acquiror or any of its subsidiaries' operations are the subject of, nor is the Acquiror or any of its subsidiaries a party to, any judicial or administrative proceeding, alleging the violation of Environmental Laws; neither the Acquiror nor any of its subsidiaries is the subject of a federal, state or local investigation, pending or threatened, evaluating whether any remedial action is needed to respond to a release of any Hazardous Material (as defined in Section 3.24); and neither Acquiror nor any of its subsidiaries have reported a spill, emission or release of a Hazardous Material.

                  (b) Except as set forth on Schedule 2.10, all real property owned directly by Acquiror and its subsidiaries (the "Real Property") is in compliance in all material respects with all Environmental Laws; neither Acquiror nor any of its subsidiaries has any notice or knowledge regarding the Real Property or its past use(s) which indicates noncompliance with Environmental Laws; the Real Property is not subject to any judicial or administrative proceedings alleging the violation of Environmental Laws; the Real Property is not contaminated by any Hazardous Material; the Real Property is not the subject of a federal, state or local investigation evaluating whether any remedial action is needed to respond to a release, emission or discharge of any Hazardous Material into the environment; neither the Acquiror nor any of its subsidiaries have transported any Hazardous Material to the Real Property or from the Real Property to any waste treatment, storage or disposal facility.

         2.11 Shares to be Issued in Merger. The Acquiror Common Stock, which certain shareholders of the Company will be entitled to receive upon consummation of the Merger pursuant to the terms of the Plan of Merger, will, at the Effective Time, be duly authorized and will, when issued pursuant to the Plan of Merger, be validly issued, fully paid and nonassessable (subject to the limitations provided in Section 180.0622(2)(b) of the WBCL).

         2.12 Broker's Fees. Neither Acquiror, nor any of its subsidiaries, nor any of their respective officers or directors, has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with any of the transactions contemplated by this Agreement.

         2.13 Acquiror Information. The information relating to Acquiror and its subsidiaries to be contained or incorporated by reference in the Proxy Statement/Prospectus (as defined in Section 6.01) and the Registration Statement (as defined in Section 6.01) will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein not misleading. The Registration Statement (except for such portions thereof that relate only to the Company or any of its subsidiaries) will comply in all material respects with the provisions of the Securities Act of 1933, as amended (the "Securities Act") and the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations thereunder.

         2.14 Regulatory Filings. Schedule 2.14 is an accurate listing of each registration statement, prospectus, report, schedule, proxy statement, information statement or other shareholder communication used, circulated or filed after January 1, 1997 by the Acquiror or any of its subsidiaries, copies of which have been made available to the Company. The Acquiror and its subsidiaries have filed and will continue to file in a timely manner all required filings with (a) the SEC, (b) the Federal Reserve Board ("FRB"), (c) the FDIC, and (d) the OTS (and will furnish Company with copies of all such filings made subsequent to the date hereof until the Effective Time), and all such filings were or will be, complete and accurate in all material respects as of the dates of the filings, and no such filing


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
made or will make any untrue statement of a material fact or omitted or will omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading. Except for normal examinations conducted by the IRS, the OTS, the FDIC in the regular course of the business of the Acquiror or its subsidiaries, no federal, state or local governmental agency, commission or other entity has initiated any proceeding or, to the best of the knowledge and belief of the Acquiror, investigation into the business or operations of the Acquiror or its subsidiaries within the past five years. Except as set forth on Schedule 2.14, there is no unresolved violation, criticism or exception by the SEC, the FRB, the FDIC, the OTS or other agency, commission or entity with respect to any report or statement referred to herein. Since the date of any such filings, there has been no material change in the condition of the Acquiror or any of its Subsidiaries, financial or otherwise, such that, had such change occurred prior to any such filing, such change would have been required to be disclosed or described therein. Except as otherwise disclosed on Schedule 2.14, there is no unresolved violation, criticism or exception by any regulatory agency with respect to any report or statement relating to any examinations of the Acquiror or any of its subsidiaries.

         2.15 Community Reinvestment Act Compliance. Except as set forth on Schedule 2.15, the Acquiror-Bank is in compliance with the applicable provisions of the Community Reinvestment Act of 1977, as amended ("CRA") and the regulations promulgated thereunder, and is not aware of any state of facts or circumstances related to any planned or threatened CRA protest. As of the date of this Agreement, the Acquiror-Bank has not been advised of the existence of any act or circumstance or set of facts or circumstances which, if true, would cause it to fail to be in compliance with the CRA or any federal or state fair lending laws. The Acquiror Bank has not received a CRA rating from the OTS which is less than "satisfactory."

         2.16 Approvals. The Acquiror knows of no reason why the Requisite Regulatory Approvals (as defined in Section 7.01) necessary to permit Acquiror consummation of the transactions contemplated hereby in the manner provided herein should not be obtained.

         2.17 Other Information. No representation or warranty by the Acquiror contained in this Agreement, or disclosure in any Schedule hereto prepared by the Acquiror, certificate or other instrument or document furnished or to be furnished by or on behalf of the Acquiror pursuant to this Agreement and no information furnished or to be furnished by the Acquiror for use in the Prospectus/Proxy Statement (as defined in Section 6.01) or the Registration Statement (as defined in Section 6.01) or the regulatory filings contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact required to be stated herein or therein which is necessary to make the statements contained herein or therein. The Prospectus/Proxy Statement (except for such portions thereof that relate solely to the Company) will comply in all respects with the provisions of all applicable laws, including the Securities Act and the Exchange Act.


                                 ARTICLE THREE

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         The Company represents and warrants to Acquiror as follows:

         3.01     Organization; Qualification; Good Standing; Corporate Power.

                  (a) The Company is a corporation duly organized, validly existing and in good standing (meaning that it has filed its most recent required annual report, has not filed articles of dissolution and that all franchise taxes due and owing have been paid) under the laws of the state of Wisconsin and the Company is duly qualified to do business and is in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be qualified and in which the failure to be duly qualified would have a material adverse effect upon the financial condition, results of operations or business of the Company, taken as a whole. The Company is a registered bank holding company and has the corporate power and authority to carry on its business as it is now conducted and to own, lease and operate its assets, properties and business. The Company has the corporate power and authority to execute and deliver this Agreement and the power to consummate the transactions contemplated hereby.


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
                  (b) The Merging Bank is a state-chartered stock savings bank duly organized, validly existing and in good standing under the laws of the State of Wisconsin. Set forth on Schedule 3.01 is a list of all direct and indirect subsidiaries of the Company, including the Merging Bank (collectively, the "Subsidiaries"), and the states of incorporation or organization for each of its Subsidiaries and states in which each of its Subsidiaries is qualified to do business. Each of its Subsidiaries has the corporate power and authority to carry on its business as it is now conducted and to own, lease and operate their properties, and are duly qualified to do business and are in good standing in each jurisdiction where its ownership or leasing of property or the conduct of its business requires it to be qualified and in which the failure to be duly qualified would have a material adverse effect upon its financial condition, results of operation or business. The deposit accounts of the Merging Bank are insured by the Federal Deposit Insurance Corporation ("FDIC") through the Savings Association Insurance Fund (the "SAIF") to the fullest extent permitted by law, and all premiums and assessments required in connection therewith have been paid by the Merging Bank. The Merging Bank is the only direct subsidiary of the Company, and is the only subsidiary of the Company that is a "Significant Subsidiary" as such term is defined in Regulation S-X promulgated by the SEC.

                  (c) The Company and its Subsidiaries hold all licenses, certificates, permits, franchises and rights from all appropriate federal, state or other public authorities necessary for the conduct of its and their respective business, and a list of such licenses, certificates, permits, franchises and rights is attached hereto as
         Schedule 3.01. The Company and its Subsidiaries each have conducted its and their business so as to comply with all applicable federal, state and local statutes, ordinances, regulations or rules, and except as set forth on Schedule 3.01, neither the Company nor any of its Subsidiaries is presently charged with, or, to the Company's knowledge, under governmental investigation with respect to, any actual or alleged material violations of any statute, ordinance, regulation or rule; and except as set forth on Schedule 3.01, neither the Company nor its Subsidiaries are the subject of any pending or threatened proceeding by any regulatory authority having jurisdiction over its or their business, properties, assets or operations.

         3.02 Authorization. The execution, delivery and performance of this Agreement and the Plan of Merger by the Company and the consummation of the Reorganization and the transactions contemplated hereby and thereby have been and will be duly authorized and approved by all necessary corporate action, and this Agreement, the Plan of Merger and the Bank Merger Agreement are and will be legally binding on and enforceable against the Company and the Merging Bank in accordance with their terms, subject to the approval of the shareholders of the Company, and no other corporate proceedings on the part of the Company or the Merging Bank are or will be necessary to approve this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the Plan of Merger do not, and the consummation of the Merger will not, violate the Company's Articles of Incorporation or Bylaws. The execution and delivery of the Bank Merger Agreement do not, and the consummation of the Bank Merger will not, violate the Merging Bank's stock charter or Bylaws.

         3.03     Capitalization.

                  (a) The authorized capitalization of the Company consists of (i) 6,000,000 shares of Company Common Stock, $1.00 par value per share, of which 2,562,344 shares are issued and of which 2,403,701 shares are outstanding, which includes 40,000 shares which are held by the trust maintained pursuant to the Reliance Savings Bank Employee Stock Ownership Plan (the "ESOP"), and 166,780 shares are held by the Company as treasury shares, and (ii) 2,000,000 shares of Preferred Stock, $1.00 par value per share, of which no shares are issued and outstanding. The Company has no other class of stock and there are, and as of the Effective Time there will be, no fractional shares of Company Common Stock issued or outstanding.

                  (b) There are outstanding options for the purchase of 208,893 shares of Company Common Stock granted to certain past and present directors, officers and employees of the Company pursuant to the Reliance Bancshares, Inc. 1997 Stock Option Plan (the "Option Plan") (the option rights granted pursuant to the Option Plan as of the date hereof are sometimes collectively referred to herein as the "Options"), and an additional 38,204 Options that have been granted subject to completion of the Merger, to certain current directors, officers and employees of the Company and its subsidiaries pursuant to the Option Plan. The names of the Optionees, the date of each Option to purchase, the number of shares subject to each such

         Option, the expiration date of each such Option, and the price at which each such Option may be exercised are set forth in Schedule
         3.03. In addition, the Company has awarded 81,980 shares as stock awards to certain officers and employees of the Company pursuant to the Reliance Savings Bank Recognition and Retention Plan (the "RRP"), and an additional 20,514 shares have been awarded, subject to completion of the Merger to certain Officers of the Company pursuant to the RRP, and has purchased 102,494 shares of Company Common Stock (the "Restricted Stock") to fund such obligations. The names of the recipients of Restricted Stock under the RRP, the date of grant, the number of shares received and the vesting schedule for each award are set forth on Schedule 3.03. Except with respect to the Options and pursuant to the RRP and the terms of this Agreement, neither the Company nor its Subsidiaries have granted any outstanding warrants, options, rights, calls, agreements, understandings or other commitments of any nature relating to the authorization, issuance, sale or repurchase of any equity securities of the Company or its Subsidiaries. Except as otherwise provided in the Articles of Incorporation of the Company and except as set forth on Schedule 3.03, only the 2,403,701 issued and outstanding shares of Company Common Stock will be entitled to vote to approve this Agreement and the Plan of Merger.

                  (c) The Company owns directly or indirectly all of the issued and outstanding shares of capital stock of its Subsidiaries.
         Schedule 3.03 accurately identifies the number of shares of authorized and outstanding capital stock of its Subsidiaries. Except as set forth on Schedule 3.03, neither the Company nor any of its Subsidiaries owns directly or indirectly any debt, equity or other proprietary interest in any other corporation, joint venture, partnership, entity, association or other business.

                  (d) All of the outstanding shares of the Company and its Subsidiaries are validly issued, fully paid, nonassessable (subject to a limitation with respect to Company Common Stock and capital stock of its Subsidiaries which are Wisconsin corporations contained in Section 180.0622(2)(b) of the WBCL, as judicially interpreted, which provides that shareholders of Wisconsin corporations may be personally liable for all debts owing to employees of the corporation for services preformed for the corporation for up to six months' in any one case, but not in an amount greater than the consideration paid for each such shares) and free of preemptive rights and, in the case of the shares of its Subsidiaries, are owned free and clear of all liens, charges or encumbrances.

         3.04     Financial Statements.

                  (a) The Company has furnished to Acquiror true, correct and complete copies of: (i) the audited Consolidated Statements of Financial Condition of the Company as of the fiscal years ended June 30, 1995, 1996 and 1997, and the related Consolidated Statements of Income Consolidated Statements of Shareholders' Equity and Consolidated Statements of Cash Flows for each of the three fiscal years ended June 30, 1995, 1996, and 1997, including the respective notes thereto, together with the reports of Meier, Clancy, George & Co. LLP relating thereto; and (ii) the unaudited Consolidated Statements of Financial Condition as of September 30, 1997 and December 31, 1997 and March 31, 1998, and the related unaudited Consolidated Statements of Income, Consolidated Statements of Shareholders' Equity and Consolidated Statements of Cash Flow for the periods then ended ("Company Financial Statements"). Such Company Financial Statements fairly present the financial position of the Company and its Subsidiaries as of and for the periods ended on their respective dates and the operating results of the Company and its Subsidiaries for the indicated periods in conformity with GAAP applied on a consistent basis. Since March 31, 1998 there have not been any changes in the Company's consolidated financial condition, assets, liabilities or business, other than changes in the ordinary course of business and as set forth in the Company Financial Statements.

                  (b) The Company will furnish Acquiror with copies of its audited and unaudited Consolidated Statements of Financial Condition, Consolidated Statements of Income Consolidated Statements of Shareholders' Equity and Consolidated Statements of Cash Flows for each quarterly and yearly period subsequent to March 31, 1998, to be contained in the Company's Form 10-QSB or Form 10-KSB as filed with the SEC for each quarterly or yearly period subsequent to June 30, 1997 and each financial report it or any of its Subsidiaries files with the OTS, subsequent to June 30, 1997 until the Closing Date (as defined in Section 12.01) ("Subsequent Company Financial Statements").

                  (c) All of the aforesaid Company Financial Statements have been, and, with respect to the Subsequent Company Financial Statements, will be, prepared in accordance with GAAP, utilizing accounting practices consistent with prior years except as otherwise disclosed, and comply or will comply with applicable accounting requirements and with the rules and regulations of the SEC with respect thereto. All of the aforesaid Company Financial Statements present fairly, and all of the Subsequent Company Financial Statements will present fairly, the financial position of the Company and its Subsidiaries taken as a whole and the results of its and their operations and changes in its and their financial position as of and for the periods ending on their respective dates. The books and records of the Company and the Merging Bank have been and are being maintained in all material respects in accordance with GAAP and all other applicable legal accounting requirements and reflect only actual transactions. Subject to such changes which may result from an audit of any Subsequent Company Financial Statements (which changes in the aggregate will not be material), the allowance for loan losses in such Company Financial Statements is, and, with respect to the Subsequent Company Financial Statements will be, adequate under the standards applied by the WDFI and FDIC and based on past loan loss experiences and potential losses in current portfolios to cover all known or anticipated loan losses. Except with respect to this Agreement and the transactions contemplated herein, there are, and with respect to the Subsequent Financial Statements will be, no agreements, contracts or other instruments to which the Company or its Subsidiaries are a party or by which it or they or (to the knowledge of the Company) any of the officers, directors, employees or shareholders of the Company or its Subsidiaries have rights which would have a material adverse effect on the consolidated financial position of the Company or the financial position of the Merging Bank which are not disclosed herein or reflected in the Company Financial Statements and the Subsequent Company Financial Statements.

         3.05 Absence of Undisclosed Liabilities. Except as and to the extent fully reflected or reserved against in the Company Financial Statements or the Subsequent Company Financial Statements, neither the Company nor its Subsidiaries had, nor with respect to the Subsequent Company Financial Statements will have, any liabilities or obligations, of any nature, secured or unsecured (whether accrued, absolute, contingent or otherwise) including, without limitation, any tax liabilities due or to become due. Except as set forth on Schedule 3.05, the Company further represents and warrants that it does not know or have reason to believe that there is or will be any basis for assertion against it or its Subsidiaries as of the date of execution of this Agreement, or as of the date of any Subsequent Company Financial Statements, of any liability or obligation of any nature or any amount not fully reflected or reserved against in the Company Financial Statements as of said dates and for subsequent periods or in the footnotes thereto.

         3.06 No Violation. Except as set forth on Schedule 3.06, neither the execution and delivery of this Agreement by the Company nor the consummation by the Company and the Merging Bank of the transactions contemplated hereby nor compliance by the Company with any of the terms or provisions hereof will (a) violate any provision of the Articles of Incorporation or Bylaws of the Company or the stock charter, bylaws or similar governing documents of the Merging Bank, or (b) assuming that the consents and approvals referred to in Section 3.07 hereof are duly obtained, (i) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company or the Merging Bank, or any of their subsidiaries or any of their respective properties or assets, or (ii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of the Company or the Merging Bank or any of their subsidiaries, under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or the Merging Bank or any of their subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except (in the case of clause (ii above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not have or be reasonably likely to have a material adverse effect on the Company, the Merging Bank or any of their subsidiaries.


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         3.07     Consents and Approvals.   Except for (a) the filing of
applications, notices or other documents necessary to obtain, and the receipt of, the Requisite Regulatory Approvals (as defined in Section 7.01), (b) the filing with the SEC of a proxy statement in definitive form relating to any meeting of the Company's shareholders to be held in connection with this Agreement and the transactions contemplated hereby, (c) the approval of this Agreement by the requisite vote of the shareholders of the Company, (d) the filing of the Articles of Merger with the WDFI pursuant to applicable provisions of the WBCL, and (e) such consents, filings, authorizations or approvals as may be set forth on Schedule 3.07, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality or with any third party are necessary in connection with (i) the execution and delivery by the Company of this Agreement, (ii) the consummation by Company of the Merger, and (iii) the consummation by the Merging Bank of the Bank Merger and the other transactions contemplated hereby.

         3.08 Litigation. Except as set forth on Schedule 3.08, there are no legal, quasijudicial, administrative, or other actions, suits, proceedings or investigations of any kind or nature pending or, to the knowledge of the Company, threatened against the Company or its Subsidiaries that challenge the validity or legality of the transactions contemplated by this Agreement or which would have a material adverse effect on the financial condition, assets, liabilities or business of the Company or its Subsidiaries, including any suits involving a "lender liability" cause of action. Schedule 3.08 accurately describes all litigation against the Company or its Subsidiaries in which the amount claimed is in excess of $25,000 which is pending or, to the knowledge of the Company, threatened against the Company or its Subsidiaries, including any suits involving a "lender liability" cause of action. Except as set forth on
Schedule 3.08, neither the Company nor its Subsidiaries is subject to or in default with respect to, nor are any of its or their assets subject to, any outstanding judgment, order, decree or regulatory restriction of any court or of any governmental agency or instrumentality.

         3.09     Taxes, Returns and Reports.

                  (a) Schedule 3.09 provides a listing of the Federal, state, county, local and foreign tax returns filed by the Company and any of its Subsidiaries for the fiscal years ended June 30, 1997, 1996 and 1995 copies of which have been made available to the Acquiror.
         The reserve for taxes in the Company Financial Statements is, and the reserve for taxes in the Subsequent Company Financial Statements will be, adequate to cover all tax liabilities of the Company and its Subsidiaries (including, without limitation, income taxes and franchise fees) that may become payable in future years in respect to any transactions consummated prior to June 30, 1997 or, in the case of the Subsequent Company Financial Statements prior to the dates thereof. Neither the Company nor any of its Subsidiaries has or, to the best of the Company's knowledge, will have any liability for taxes of any nature for or in respect of the operation of its business or ownership of its or their assets from October 1, 1997 up to and including the Effective Time, except to the extent reflected in the Subsequent Company Financial Statements for income taxes arising from the conduct of the Company's business and ownership of its properties and are not yet due as of the date of this Agreement, or as otherwise set forth on Schedule 3.09. Except as set forth on Schedule 3.09, neither the Company nor any of its Subsidiaries is a party to any action or proceeding, nor is any such action or proceeding, to the Company's knowledge, threatened, by any governmental entity for the assessment or collection of any taxes, and no deficiency notices or reports have been received by the Company or any of its Subsidiaries in respect of any deficiencies for any tax, assessment or government charges.

                  (b) Except as may be reflected on Schedule 3.09, each of the Company and its Subsidiaries has duly and timely filed all Federal, state, county, local and foreign tax returns including, without limitation, information returns and returns of estimated tax, required to be filed by it on or prior to the date hereof (all such returns being accurate and complete) and has duly paid or made adequate provision for the payment of all Taxes (as defined below) that have been incurred by it or are due or claimed to be due from it by Federal, state, county, local or foreign taxing authorities on or prior to the date of this Agreement (including, without limitation, if and to the extent applicable, those due in respect of its properties, income, business, capital stock, deposits, franchises, licenses, sales and payrolls) other than Taxes that are being contested in good faith (and which are set forth on Schedule 3.09). The income tax returns of the Company and its Subsidiaries have not been examined by the IRS for the last 10 years. Except as may be reflected on Schedule 3.09, there are no material disputes pending, or claims asserted, relating to Taxes or


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         assessments upon the Company or any of its Subsidiaries, nor does the
         Company or any of its Subsidiaries have outstanding any currently effective waivers extending the statutory period of limitation applicable to any Federal, state, county, local or foreign income tax return for any period. In addition, (i) proper and accurate amounts have been withheld by the Company and its Subsidiaries from their employees, customers, depositors, shareholders and others from whom they are required to withhold Tax in compliance with all applicable Federal, state, county, local and foreign laws, except where the failure to do so would not have a material adverse effect on the Company or its Subsidiaries, the Acquiror or the Surviving Corporation, and (ii) there are no Tax liens upon any property or assets of the Company or its Subsidiaries except liens for current Taxes not yet due. Except as, in the aggregate, would not have a material adverse effect on the Company or its Subsidiaries, the Acquiror or the Surviving Corporation, or as disclosed on Schedule 3.09, to the best of the Company's knowledge, (i) no property of the Company or any of its Subsidiaries is property that the Company or any of its Subsidiaries is required to treat as "tax-exempt use property" within the meaning of Section 168(h) of the Code, (ii) neither the Company nor any of its Subsidiaries has been required to include in income any adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by the Company or any of its Subsidiaries, and the IRS has not initiated or proposed any such adjustment or change in accounting method; and (iii) neither the Company nor any of its Subsidiaries has entered into a transaction which is being accounted for as an installment obligation under
         Section 453 of the Code.

                  (c) As used in this Agreement, the term "Tax" or "Taxes" means all Federal, state, county, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, transfer gains, property, sales, transfer, use, payroll, employment, severance, withholding, backup withholding, intangibles, franchise and other taxes, governmental charges, levies or like assessments, together with all penalties and additions to Tax and interest thereon.

                  (d) The Merging Bank, at the close of its most recent taxable year, qualified, and on the Closing Date will qualify, either as a "domestic building and loan association" within the meaning of
         Section 7701(a)(19) of the Code or as a "mutual savings bank" within the meaning of Section 591(b) of the Code that meets the requirements of Section 7701(a)(19)(C) of the Code.

         3.10     Corporate Properties.

                  (a) Schedule 3.10 accurately identifies: (i) all real property owned, beneficially or otherwise, or controlled by the Company or its Subsidiaries, whether owned outright, as a joint venture, or owned or controlled in a fiduciary capacity, including properties now held by the Company (or any Subsidiary) as a result of foreclosure or repossession or carried on the books of the Company (or any Subsidiary) as "other property owned" ("REO") or leased by the Company or its Subsidiaries (all of which shall be defined as "Real Estate") and such Schedule 3.10 sets forth a complete legal description of the Real Estate and a brief description of any buildings located thereon; and (ii) all known copyrights, patents, trademarks, trade names, franchises and related applications and all other similar intangible assets owned by the Company and its Subsidiaries. Except as set forth on Schedule 3.10, all of the Company's or its Subsidiaries' properties, leasehold improvements and equipment are in good operating condition, and all known copyrights, patents, trademarks, trade names, franchises and related applications are valid and in full force and effect in accordance with their terms, and neither the Company nor any of its Subsidiaries knows of any conflict with respect thereto that asserts the rights of others. To the best of the Company's knowledge, neither the Company nor any of its Subsidiaries has received or been threatened with a complaint that the Company or its Subsidiaries are in violation of applicable building, zoning, environmental, safety, or similar laws, ordinances, or regulations in respect of their buildings or equipment, or the operation thereof. To the best of the Company's knowledge, neither the Company nor any of its Subsidiaries is in violation of any such law, ordinance, or regulation, except as disclosed on Schedule 3.10. To the knowledge of the Company, no proceedings to take all or any part of the properties of the Company or its Subsidiaries (whether leased or owned) by condemnation or right of eminent domain are pending or threatened.


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
                  (b) Except as set forth on Schedule 3.10 and except for property in foreclosure proceedings, the Company and its Subsidiaries have good and marketable title to all their real and personal property, free, clear and discharged of, and from, any and all liens, mortgages, charges, encumbrances and/or security interests of any kind.

                  (c) The Company or any of its Subsidiaries (as the case may be), as lessee, has the right under valid and subsisting leases to occupy, use, possess and control all property leased by the Company or any of its Subsidiaries, qualified only by the written terms of such leases, copies of which are attached to Schedule 3.10.

         3.11     Employee Benefit Plans.

                  (a) Set forth on Schedule 3.11 is an accurate description of all bonus, deferred compensation, pension, retirement, profit-sharing, thrift savings, employee stock ownership, stock bonus, stock purchase, restricted stock and stock option plans, all employment or severance contracts, other material employee benefit plans and any applicable "change in control" or similar provisions in any plan, contract or arrangement which cover employees or former employees of the Company and its Subsidiaries, and all other benefit plans, contracts or arrangements covering directors, employees or former employees of the Company or its ERISA Affiliates (the "Employees"), including, but not limited to, "employee benefit plans" within the meaning of Section 3(3) of ERISA (collectively, the "Compensation and Benefit Plans"). True and complete copies of all Compensation and Benefit Plans including, but not limited to, any trust instruments and/or insurance and investment contracts, if any, forming a part of any such Compensation and Benefit Plans and agreements, and all amendments thereto, including, but not limited to
         (i) the actuarial report for such Plan (if applicable) and the annual report (Form 5500 series) for each of the last two years, (ii) the current summary plan description, and (iii) the most recent determination letter from the IRS (if applicable) for such plan, shall be available to the Acquiror.

                  (b) Company Compensation and Benefit Plans, other than "Multi-Employer Plans" within the meaning of Sections 3(37) or 4001(a)(3) of ERISA, covering Employees (the "Plans"), are in substantial compliance with ERISA. Each Plan which is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA ("Pension Plan") and which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the IRS, and the Company is not aware of any circumstances likely to result in revocation of any such favorable determination letter. The ESOP satisfies the requirements for an employee stock ownership plan under Section 4975(e)(7) of the Code. There is no pending or threatened litigation relating to the Plans. Neither the Company nor any of its ERISA Affiliates has engaged in a transaction with respect to any Plan that could subject the Company or any of its ERISA Affiliate or any other party to a tax or penalty imposed by Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material.

                  (c) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by the Company or any of its ERISA Affiliates with respect to any ongoing, frozen or terminated "single- employer plan", within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with the Company or any of its ERISA Affiliates. Neither the Company nor any of its ERISA Affiliates has incurred or expects to incur any withdrawal liability with respect to a Multi-Employer Plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate). No notice of a "reportable event," within the meaning of Section 4043 of ERISA, for which the 30-day reporting requirement has not been waived, has been required to be filed for any Pension Plan or by any ERISA Affiliate within the twelve-month period ending on the date hereof.

                  (d) All contributions required to be made under the terms of any Plan have been timely made. Neither any Pension Plan nor any single-employer plan of an ERISA Affiliate has an "accumulated funding deficiency" (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA. Neither the Company nor any of its ERISA Affiliates has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.


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                  (e)     Neither the Company nor any of its ERISA Affiliates
         has any obligations for retiree health and life benefits under any Plan, except as set forth on Schedule 3.11. Except as set forth on
         Schedule 3.11, there are no restrictions on the rights of the Company or its ERISA Affiliates to amend or terminate any such Plan without incurring any liability thereunder.

                  (f) Neither the Company nor any of its Subsidiaries is a party to, or is bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization, nor is the Company or any of its Subsidiaries the subject of any material proceeding asserting that the Company or any such Subsidiary has committed an unfair labor practice or seeking to compel the Company or such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any strike involving the Company or any of its Subsidiaries pending or threatened, nor is the Company aware of any activity involving its or any of its Subsidiaries' employees seeking to certify a collective bargaining unit or engaging in any other organizational activity.

                  (g) No matter is pending relating to any of the Company Plans before any court or government agency.

                  (h) Neither the Company nor any of its ERISA Affiliates presently contributes to or is currently a party to any Multi-Employer Plan.

                  (i) Neither the Company nor any ERISA Affiliate presently contributes to any Company Plan that is or was subject to Title IV of ERISA.

                  (j) No amounts payable under any of the Company Plans which taken by itself will fail to be deductible for federal income tax purposes by virtue of Section 280(G) of the Code.

         3.12     Brokerage Commissions and Fees.

                  (a) All negotiations relating to this Agreement and the Plan of Merger and the transactions contemplated herein and therein have been and will be carried on by the Company its counsel, accountants, financial advisor and other representatives directly with Acquiror, its counsel, accountants and other representatives in such a manner as not to give rise to any claim against Acquiror or the Company for any brokerage commission, finder's fee, investment advisor's fee or other like payment, except that the Company has agreed to make payment to Robert W. Baird & Co., Incorporated for services rendered as financial advisor in connection with the transactions contemplated herein pursuant to a letter agreement dated as of May 22, 1998, a copy of which is attached as Schedule 3.12.

                  (b) The Company has fee agreements with all outside attorneys, accountants and other independent experts and advisors it has used or plans to use in connection with the transactions contemplated in this Agreement, which provide that such attorneys, accountants and other independent experts and advisors will be compensated only at their normal hourly or per diem rates plus reasonable out-of-pocket expenses.

         3.13 Certain Agreements. Schedule 3.13 accurately identifies all of the following agreements, contracts, or other instruments written or, to the knowledge of the Company, oral, to which the Company or its Subsidiaries are a party or by which any of them are bound or affected or by which any of the stock, properties, or assets of the Company or its Subsidiaries are bound or affected, or under which any of their officers, directors, employees, or shareholders have rights: (a) all material contracts (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC under the Securities Act) to be performed after the date of this Agreement; (b) any agreements, plans or arrangements under or pursuant to which any of the benefits of which will be increased, or the vesting of benefits of which will be increased or accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement; and (c) except as entered into with respect to loan transactions or workouts in the ordinary course of business by the Company, any agreement, instrument or understanding of the Company or its Subsidiaries, whether or not made in the ordinary and regular course of business, involving an aggregate amount in


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excess of $25,000 per annum, or which materially restricts the conduct of any line of business by the Company or its Subsidiaries. True, complete and correct copies of all of the written agreements, contracts, or other instruments, and written descriptions of the material details of any oral agreements or instruments identified on Schedule 3.13, are attached to Schedule
3.13. Except as otherwise specifically disclosed on Schedule 3.13, all such agreements, contracts or other instruments are valid and binding and are in full force and effect and neither the Company nor any of its Subsidiaries is in default under, or is in violation of, any such agreement, contract or other instrument to which they are a party or by which they may be bound.

         3.14 Governing Documents. Attached as Schedule 3.14 are true, complete and correct copies of the following: (a) the Articles of Incorporation or Charter, as the case may be, and all amendments thereto, of the Company and its Subsidiaries; (b) the Bylaws of the Company and its Subsidiaries, as amended to date; and (c) a specimen certificate for each type of outstanding security of the Company and its Subsidiaries. The minute books of the Company, the Merging Bank and its Subsidiaries accurately reflect all corporate actions held or taken by their respective shareholders and Board of Directors since January 1, 1994, including committees of their respective Boards of Directors.

         3.15     Orders, Injunctions, Decrees; Compliance With Applicable
Laws.

                  (a) Except as set forth on Schedule 3.15, neither the Company nor any of its Subsidiaries is subject to any order, injunction or decree, written agreement, consent agreement, or memorandum of understanding of any governmental body or court, or is in violation of any order, injunction, or decree, written agreement, consent agreement or memorandum of understanding, or any other requirement of any governmental body or court.

                  (b) Except as set forth on Schedule 3.15, neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of (each, whether or not set forth on Schedule 3.15, a "Regulatory Agreement"), any regulatory agency or other governmental entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has the Company or any of its Subsidiaries been advised by any regulatory agency or other governmental entity that it is considering issuing or requesting any Regulatory Agreement.

                  (c) The Company and its Subsidiaries hold, and have at all times held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and have complied with and are not in default in any respect under any, applicable laws, statutes, orders, rules, regulations, policies and/or guidelines of any governmental entity, and neither the Company nor any of its Subsidiaries knows of, or has received notice of any violations of, any of the above.

         3.16 Shareholders of the Company. As of the date of this Agreement, Schedule 3.16 accurately identifies the names and addresses of all of the shareholders who, to the Company's knowledge, beneficially own more than 5% of Company Common Stock and the number of shares Company Common Stock believed to be beneficially owned by each such shareholder and by each director and officer of the Company.

         3.17 Regulatory Filings. Schedule 3.17 is an accurate and complete listing of each registration statement, prospectus, report, schedule, proxy statement, information statement or other shareholder communication used, circulated or filed after January 1, 1997 by the Company or any of its Subsidiaries copies of which have been made available to the Acquiror. The Company and its Subsidiaries have filed and will continue to file in a timely manner all required filings with (a) the SEC, (b) the Federal Reserve Board ("FRB"), (c) the FDIC, and (d) the WDFI (and will furnish Acquiror with copies of all such filings made subsequent to the date hereof until the Effective
Time), and all such filings were or will be, complete and accurate in all material respects as of the dates of the filings, and no such filing made or will make any untrue statement of a material fact or omitted or will omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading. Except for normal examinations conducted by the IRS, the FRB, the FDIC or the WDFI in the regular course of the business of the Company or its Subsidiaries, no federal, state or local governmental agency, commission or other entity has initiated any proceeding or, to the best of the knowledge and belief of the Company, investigation into the business or operations of the Company or its Subsidiaries within the past five years. Except as set forth on Schedule 3.17, there is no unresolved violation, criticism or exception by the SEC, the Federal Reserve, the FDIC, the WDFI or other agency, commission or entity with respect to any report or statement referred to herein. Since the date of any such filings, there has been no material change in the condition of the Company, the Merging Bank, or any of its Subsidiaries, financial or otherwise, such that, had such change occurred prior to any such filing, such change would have been required to be disclosed or described therein. Except as otherwise disclosed on Schedule 3.17, there is no unresolved violation, criticism or exception by any regulatory agency with respect to any report or statement relating to any examinations of the Company or any of its Subsidiaries.

         3.18 Loans. All loans and loan commitments extended by the Company and its Subsidiaries have been made in all material respects in accordance with customary lending standards in the ordinary course of business. The loans and loan commitments are evidenced in all material respects by appropriate and sufficient documentation (including any and all documentation required by applicable banking laws), and constitute valid and binding obligations of the borrowers enforceable in accordance with their terms, except as limited by applicable bankruptcy, insolvency, or other similar laws affecting the enforcement of creditors' rights and remedies generally from time to time in effect and by applicable law which may affect the availability of equitable remedies. All such loans and loan commitments are, and at the Effective Time will be, free and clear of any security interest, lien, encumbrance or other charge, and the Company and its Subsidiaries have complied, and at the Effective Time will have complied, in all material respects with all laws and regulations relating to such loans and loan commitments. Except as set forth on Schedule 3.18, the loans and loan commitments are not subject to any offsets, or to the knowledge of the Company, claims of offset, or claims of other liability on the part of the Company or any of its Subsidiaries.

         3.19 Loan Portfolio; Reports. Except as set forth on Schedule 3.19, as of March 31, 1998, neither the Company nor any of its Subsidiaries is a party to any written or oral (a) loan agreement, note or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, "Loans"), other than Loans the unpaid principal balance of which does not exceed $25,000, under the terms of which the obligor was, as of March 31, 1998, over 90 days delinquent in payment of principal or interest or in default under any other provision, or (b) Loans to any director, executive officer or ten percent shareholder of the Company or any of its Subsidiaries or, to the knowledge of the Company, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. Schedule 3.19 sets forth: each of the Loans of the Company or any of its Subsidiaries with an unpaid principal amount in excess of $25,000 and that as of the date of this Agreement are internally classified as (a) "Substandard," "Doubtful," "Loss" or "Classified," (b) "Criticized," "Other Loans Especially Mentioned" or "Special Mention," or (c) "Credit Risk Assets," "Concerned Loans," "Watch List" or words of similar import, in each case together with the principal amount of and accrued and unpaid interest on each of such Loans and the identity of the borrower thereunder; together with the aggregate principal amount of and accrued and unpaid interest on all such Loans by category. The Company shall promptly inform Acquiror of any Loans that become classified in the manner described in the previous sentence, or any Loans the classification of which is changed at any time after the date of this Agreement. The Company and its Subsidiaries have internally classified, in the manner described above, all Loans that any auditor or government examiner has criticized or classified, and the internal classification of such Loans is at least as strict as the criticism or classification thereof by an auditor or government examiner.

         3.20 Mortgage-Backed and Related Securities and Investment Securities. Schedule 3.20 sets forth the book and market value as of March 31, 1998 of the mortgage-backed and related securities, securities held for sale and investment securities of the Company and its Subsidiaries. Schedule 3.20 also lists a mortgage-backed and related securities and investment securities report which lists the securities descriptions, CUSIP numbers, pool face values, book values, coupon rates and current market values.

         3.21 Allowance for Loan Losses. The allowances for loan losses set forth in the Company's Financial Statements and Subsequent Financial Statements were established in accordance with the past practices and experiences of the Company and its Subsidiaries.


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
         3.22 Conduct. Except as set forth on Schedule 3.22, since June 30, 1997, neither the Company nor any of its Subsidiaries has (a) conducted its business or entered into any transaction other than in the ordinary course of business consistent with prudent banking practices, or incurred or became subject to any liabilities or obligations except liabilities incurred in the ordinary course of business consistent with prudent banking practices; (b) suffered any labor trouble, or any event or condition of any character materially adversely affecting its business or prospects; (c) discharged or satisfied any lien or encumbrance or paid any obligation or liability other than those presented in the Company Financial Statements or incurred after the date thereof in the ordinary course of business consistent with prudent banking practices; (d) mortgaged, pledged, or subjected to lien, charge or other encumbrance any part of its assets, or sold or transferred any such assets, except in the ordinary course of business consistent with prudent banking practices; (e) made or permitted an amendment or termination of any contract to which it is a party except in the ordinary course of business consistent with prudent banking practices; (f) issued, agreed to issue or sold any of its capital stock or corporate debt obligations (whether authorized and unissued or held in the treasury); (g) granted any options, warrants or other rights for the purchase of its capital stock; (h) declared, agreed to declare, set aside or paid any dividend or other distribution in respect of its or their capital stock, or directly or indirectly purchased, redeemed or otherwise acquired or agreed to purchase or redeem or otherwise acquire any shares of such stock; (i) entered into any employment contract with any officer or salaried employee, made any accrual or arrangement for or payment of bonuses or special compensation of any kind or any severance or termination pay to any of its present or former officers or employees, increased the rate of compensation payable or to become payable by them to any of its officers or employees, or instituted or made any increase in any employee welfare, retirement or similar plan or arrangement, in each case other than in the ordinary course of business consistent with prudent banking practices or as contemplated pursuant to such contract, plan or arrangement, or suffered any strike, work stoppage, slow-down or other labor disturbance; or (j) entered into any other transaction other than in the ordinary course of business consistent with prudent banking practices.

         3.23 Fiduciary Responsibilities. The Company and its Subsidiaries have performed all of their duties in their capacities as trustees, executors, administrators, registrars, guardians, custodians, escrow agents, receivers or any other fiduciary capacity in a manner which complies with all applicable laws, regulations, orders, agreements, wills, instruments and common law standards. The Company and the Merging Bank have properly administered all accounts for which it acts as a fiduciary, including, but not limited to, accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment adviser, in accordance with the terms of the governing documents and applicable state and federal law and regulation and common law. Neither the Company nor the Merging Bank nor any of their respective directors, officers or employees has committed any breach of trust with respect to any such fiduciary account which has had or could reasonably be expected to have a material adverse effect on the Company, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account. Neither the Company nor the Merging Bank in the capacity as fiduciary of an IRA account or other tax qualified plan maintained with the Merging Bank has permitted the acquisition of shares of Company Common Stock into such IRA account or plan.

         3.24 Compliance With Environmental Laws and Health and Safety Laws. For purposes of this Agreement, the term "Environmental Laws" shall mean any and all federal, state and local laws including statutes, regulations, ordinances, codes, rules, orders, directives and other governmental restrictions and requirements (including, but not limited to, those contained in or evidenced by permits, temporary permits or exemption letters) relating to the discharge, emission or release of air pollutants, water pollutants, solid wastes or process waste water or otherwise relating to the environment, hazardous wastes, hazardous materials, hazardous substances, toxic substances, asbestos, petroleum or any fraction thereof, or any operations of or use of property by the Company or its Subsidiaries that has an impact on the environment, including, but not limited to, the Federal Solid Waste Disposal Act, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Toxic Substances Control Act, the Federal Water Pollution Control Act, the National Environmental Policy Act, the Federal Occupational Safety and Health Act, the Emergency Planning and Community Right-to-Know Act, regulations of the Environmental Protection Agency, regulations of the Nuclear Regulatory Agency, or any applicable federal or state regulatory or administrative agency with authority over natural resources or environmental protection now in effect or presently scheduled to come into effect, all as presently amended. For the purposes of this Agreement, the term "Hazardous Material" means any substance or material, whether liquid, solid or gas which is listed, defined, designated or classified as hazardous substance, hazardous waste, pollutant, contaminate, toxic substance, toxic waste,


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
radioactive substance, radioactive material, radioactive waste or dangerous substance under any Environmental Laws (as defined herein). The term "Hazardous Material" shall include, but not be limited to the following: petroleum or fraction thereof, underground storage tank, aboveground storage tank, asbestos or asbestos-containing materials, polychlorinated byphenyls ("PCBs") and medical waste.

                  (a) Except as set forth on Schedule 3.24, to the Company's knowledge, as of the date of this Agreement:

                  (i) The operations of the Company and its Subsidiaries comply and have complied with all Environmental Laws and all health and safety statutes and regulations; none of the Company's or its Subsidiaries' operations are the subject of, nor is the Company or any of its Subsidiaries a party to, any judicial or administrative proceeding, pending or threatened, alleging the violation of any health or safety statute or regulation or Environmental Laws; neither the Company nor its Subsidiaries are the subject of a federal, state or local investigation, pending or threatened, evaluating whether any remedial action is needed to respond to a release of any Hazardous Material; neither the Company nor its Subsidiaries have generated Hazardous Materials except for those Hazardous Materials and quantities typically associated with the business of the Company; neither the Company nor its Subsidiaries have arranged for the treatment or disposal of any Hazardous Material except for those Hazardous Materials and quantities typically associated with the business of the Company; neither the Company nor its Subsidiaries have transported any Hazardous Material for treatment, storage or disposal; and neither the Company nor its Subsidiaries have reported a spill, emission or release of a Hazardous Material.

                  (ii) All Real Estate (as defined in Section 3.10) is in compliance in all material respects with all Environmental Laws; neither the Company nor any of its Subsidiaries has any notice or knowledge regarding the Real Estate or its past use(s) which indicates noncompliance, or potential noncompliance, with any Environmental Law; the Real Estate is not subject to any judicial or administrative proceedings alleging the violation of any federal, state or local health or safety statute or regulation or any Environmental Laws; the Real Estate is not contaminated by any Hazardous Material; the Real Estate is not the subject of a federal, state or local investigation evaluating whether any remedial action is needed to respond to a release, emission or discharge of any Hazardous Material into the environment; neither the Company nor its Subsidiaries have generated any Hazardous Material on the Real Estate; neither the Company nor any of its Subsidiaries has transported any Hazardous Material to the Real Estate or from the Real Estate to any waste treatment, storage or disposal facility; to the knowledge of the Company and its Subsidiaries the Real Estate and buildings occupied by the Company and its Subsidiaries contain no urea-formaldehyde insulation, asbestos or asbestos by-products, lead or regulated levels of PCBs; the Real Estate contains no fill material; and the Real Estate does not face any risk of contamination by a Hazardous Material from any nearby property.

                  (b) Environmental Studies. The Acquiror shall have the right to conduct such environmental studies in connection with the Company's representations and warranties as set forth in this Section
         3.24 pursuant to the terms of Section 6.10 hereof.

         3.25 Other Information. No representation or warranty by the Company contained in this Agreement, or disclosure in any Schedule hereto prepared by the Company or certificate or other instrument or document furnished or to be furnished by or on behalf of the Company pursuant to this Agreement and no information furnished or to be furnished by the Company for use in the Prospectus/Proxy Statement (as defined in Section 6.01) or the Registration Statement (as defined in Section 6.01) or the regulatory filings contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact required to be stated herein or therein which is necessary to make the statements contained herein or therein. The Prospectus/Proxy Statement (except for such portions thereof that relate solely to the Acquiror) will comply in all respects with the provisions of all applicable laws, including the Securities Act and the Exchange Act.

         3.26 Insider Interests. Except as set forth on Schedule 3.26, all loans, extensions of credit and other contractual arrangements (including deposit relationships) between the Company or its Subsidiaries and any officer or director, of the Company or its Subsidiaries, or any affiliate of any such officer or director, conform to applicable rules and regulations and requirements of all applicable regulatory agencies, and all such loans, extensions of credit and other contractual arrangements are described on
Schedule 3.26. Except as set forth on Schedule 3.26: (a) no officer or director of the Company or its Subsidiaries has any interest in any property, real or personal, tangible or intangible, used in or pertaining to the business of the Company or its Subsidiaries; and (b) there are no transactions or business relationships between the Company or its Subsidiaries and their respective directors and executive officers which would require disclosure in the Company's proxy statements, the Registration Statement or the Proxy Statement/Prospectus pursuant to Item 404 of Regulation S-K promulgated by the SEC. The Company does not have a written insider trading policy.

         3.27 No Sensitive Transactions. Except as set forth on Schedule 3.27, within the past five years, neither the Company nor its Subsidiaries nor, to the Company's knowledge, any director, employee, or agent of the Company or its Subsidiaries, has directly or indirectly used funds or other assets of the Company or its Subsidiaries for (a) illegal contributions, gifts, entertainment, or other expenses related to political activities; (b) payments to or for the benefit of any governmental official or employee, other than payments required or permitted by law; (c) illegal payments to or for the benefit of any person, firm, corporation or other entity, or any officer, employee, agent or representative thereof; or (d) the establishment or maintenance of an illegal secret or unrecorded fund.

         3.28 Community Reinvestment Act Compliance. Except as set forth on Schedule 3.28, the Merging-Bank is in compliance with the applicable provisions of the Community Reinvestment Act of 1977, as amended ("CRA") and the regulations promulgated thereunder, and is not aware of any state of facts or circumstances related to any planned or threatened CRA protest. As of the date of this Agreement, the Merging Bank has not been advised of the existence of any act or circumstance or set of facts or circumstances which, if true, would cause it to fail to be in compliance with the CRA or any federal or state fair lending laws. The Merging Bank has not received a CRA rating from the FDIC which is less than "satisfactory."

         3.29 Approvals. The Company knows of no reason why the Requisite Regulatory Approvals (as defined in Section 7.01) necessary to permit Acquiror consummation of the transactions contemplated hereby in the manner provided herein should not be obtained.

         3.30 Qualified Thrift Lender. The Merging Bank is a "Qualified Thrift Lender" as defined under Section 10(m) of the HOLA, codified at 12 USC Sec. 1467a(m).

         3.31 The ESOP. The Company is the sole lender to the ESOP. Accelerated cash payments under the loan agreement entered into between the Company and the ESOP (the "ESOP Loan") are not required by virtue of the acquisition of the Company by Acquiror, except as otherwise provided in this Agreement.

         3.32 Absence of Agreements. Except as set forth in Schedule 3.32, neither the Company nor any of its Subsidiaries: (a) is a party to any agreement or arrangement entered into in connection with the consummation of a federally or state assisted acquisition of a depository institution pursuant to which the Company or any of its Subsidiaries is entitled to receive financial assistance or indemnification from any governmental agency; or (b) is a party to any agreement, option or contract, the subject of which involves or relates to the merger, consolidation or sale of assets or stock of the Company or any subsidiary other than this Agreement; and (c) there are no negotiations pending relating to any such agreement, option or contract to which the Company or any Subsidiary is a party.

         3.33 Liquidation Account. The liquidation account established by the Merging Bank in connection with its conversion from the mutual to stock form has been maintained since its establishment in accordance with applicable laws.


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
         3.34 Insurance. Schedule 3.34 contains a true, correct and complete list of all insurance policies and bonds maintained by the Company and its Subsidiaries, including the name of the insurer, the policy number, the type of policy and any applicable deductibles, and all such insurance policies and bonds are in full force and effect and have been in full force and effect at all times during which the Company or any Subsidiary had any insurable interest in the subject of such insurance policies and bonds. As of the date hereof, neither the Company nor any Subsidiary has received any notice of cancellation or amendment of any such policy or bond or is in default under any such policy or bond, no coverage thereunder is being disputed and all material claims thereunder have been filed in a timely fashion and all premiums due thereon on or prior to the date of Closing have been paid as and when due. The existing insurance carried by the Company and its Subsidiaries is and will continue to be, in respect of the nature of the risks insured against and the amount of coverage provided, substantially similar in kind and amount to that customarily carried by parties similarly situated who own properties and engage in businesses substantially similar to that of the Company and its Subsidiaries. True and complete copies of all such policies and bonds reflected on Schedule 3.34 are available for inspection by Acquiror.

         3.35 Derivative Transactions. Schedule 3.35 sets forth all holdings by the Company or any of its Subsidiaries of positions in forwards, futures, options on futures, swaps and any other instrument within the scope of the Company's Board-approved investment policy ("Derivative Instruments"). Except as set forth on Schedule 3.35, since June 30, 1997, neither the Company nor any of its Subsidiaries has engaged in any transactions in or involving Derivative Instruments. None of the counterparties to any contract or agreement with respect to any such instrument is in default with respect to such contract or agreement and no such contract or agreement, were it to be a Loan held by the Company or any of its Subsidiaries, would be classified as "Other Loans Especially Mentioned," "Special Mention," "Substandard," "Doubtful," "Loss," "Classified," "Criticized," "Credit Risk Assets," "Concerned Loans" or words of similar import. The financial position of the Company and its Subsidiaries on a consolidated basis under or with respect to each such instrument has been reflected in the books and records of the Company and such Subsidiaries in accordance with generally accepted accounting principles consistently applied, and no open exposure of the Company or any of its Subsidiaries with respect to any such instrument (or with respect to multiple instruments with respect to any single counterparty) exceeds $25,000.

         3.36 Company Pension Plan. The Company will withdraw from the Savings Association Retirement Fund ("Company Pension Plan"), as adopted by the Company effective July 1, 1967, prior to the Effective Time. No additional contributions are required or shall be made under or to the Company Pension Plan from the date of execution of the Agreement through the Effective Time and there are no accrued service or other funding deficiencies or liabilities of whatsoever kind or nature related to the Company Pension Plan or to the Company's withdrawal therefrom.

         3.37     Director Deferred Retirement Plan.  Except as identified in
Schedule 3.37, all obligations of the Company under the Reliance Savings Bank Non-Qualified Deferred Retirement Plan for Directors have been fully funded through the purchase of single-premium life insurance policies purchased by the Company and/or the Merging Bank and maintained for such purpose.

                                  ARTICLE FOUR

                             COVENANTS OF ACQUIROR

         Acquiror hereby covenants and agrees with the Company as follows:

         4.01 Conduct Of Business: Certain Covenants. From and after the execution and delivery of this Agreement and until the Effective Time, Acquiror and each of its subsidiaries will:

                  (a) Conduct its business and operate in the usual ordinary course in accordance with prudent and sound banking and business practices; and

                  (b) Use its best efforts to remain in good standing with all applicable banking regulatory authorities to the extent required to continue the operation of their respective businesses which are material to the Acquiror's operations as a whole.


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
         4.02 SEC Registration. Acquiror shall file with the SEC, as soon as practicable after the execution of this Agreement but in no event later than 90 days from the date of this Agreement, any necessary Registration Statement (as defined in Section 6.01(a)) covering the Acquiror Common Stock to be issued pursuant to this Agreement and the Plan of Merger (provided that the Company has given to Acquiror all information concerning the Company which is required for inclusion in the Registration Statement), and shall use its best efforts to cause the same to become effective and thereafter, until the Effective Time or termination of this Agreement, to keep the same effective and, if necessary, amend and supplement the same. Acquiror shall, as soon as practicable after the execution of this Agreement, take all actions necessary to have the shares of Acquiror Common Stock to be delivered in exchange for Company Common Stock qualified or registered for offering and sale, or to identify and perfect an exemption therefrom, under the securities or "Blue Sky" laws of each jurisdiction within the United States in which shareholders of the Company reside. In advance of filing the Registration Statement, Acquiror shall provide the Company and its counsel with a copy of the Registration Statement and an opportunity to comment thereon. Acquiror shall advise the Company, promptly after Acquiror receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of qualification of Acquiror Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information. None of the information furnished by the Acquiror for inclusion in the Registration Statement, when it shall become effective, and at all times subsequent to such effectiveness, or the Proxy Statement/Prospectus (as defined in Section 6.01(a)), when mailed or at the time of the Shareholders Meeting (as defined in Section 5.01(a)), or in the case of any other document filed with the SEC or any state securities commission, at the respective times at which such documents are filed with the SEC or such state securities commission, shall contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

         4.03 Authorization, Reservation and Listing of Common Stock. By appropriate resolution, the Board of Directors of Acquiror shall, prior to the Effective Time, authorize and reserve the required number of shares of Acquiror Common Stock to be issued pursuant to this Agreement and the Plan of Merger. Acquiror also shall use all reasonable efforts to cause the shares of Acquiror Common Stock to be issued pursuant to the Plan of Merger to be approved for listing on the Nasdaq National Market subject to official notice of issuance, prior to the Effective Time.

         4.04 Confidentiality. Acquiror shall cause all internal, nonpublic financial and business information obtained by it from the Company and its Subsidiaries to be treated confidentially (exercising the same degree of care as it uses to preserve and safeguard its own confidential information); provided, however, that notwithstanding the foregoing, nothing contained herein shall prevent or restrict Acquiror from making such disclosure thereof as may be required by law in connection with the offering and sale of Acquiror Common Stock pursuant to this Agreement or as may be required in the performance of this Agreement. Furthermore, Acquiror shall have no obligation to keep confidential any information that (a) was already known to Acquiror and was received from a source other than the Company or any of its Subsidiaries, directors, officers, employees or agents, provided that the source making such information available was not bound by a confidentiality agreement or other contractual, legal or fiduciary obligation of confidentiality with respect to such information, or (b) is or becomes generally available to the public other than as a result of a disclosure by the parties hereto to one another. If the Merger shall not be consummated, all nonpublic financial statements, documents and materials and all copies thereof shall be returned to the Company or destroyed by Acquiror and shall not be used by Acquiror in any way that could be reasonably expected to be detrimental to the Company and will not be disclosed to others except as specifically permitted above.

         4.05 Regulatory Application and Filings. As soon as practicable after the execution of this Agreement but in no event later than 90 days from the date of this Agreement (subject to receipt by Acquiror from the Company of all information of the Company and the Merging Bank as requested), Acquiror shall submit and file all necessary applications, notices or statements with the appropriate regulatory agencies and governmental entities for approval of the transactions contemplated by this Agreement.


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
         4.06 Employment Agreements. Acquiror agrees to provide an employment agreement between Ms. Carol A. Barnharst and Acquiror, which agreement shall commence as of the Effective Time and run for an initial term of three (3) years at her current base salary level and shall be in the form attached hereto as Exhibit C. Acquiror further agrees to honor the provisions of the present contract between Mr. Allan T. Bach and the Company, including those that relate to a termination of employment following a change-in-control of the Company.

         4.07 Negative Covenant. From and after the date of this Agreement, Acquiror shall not take any action, or agree to take any action, which constitutes a material breach or default of its obligations under this Agreement.

         4.08 Advisory Board. Acquiror shall create an advisory board (the "Advisory Board") to (a) assist in the integration of the operations of the Merging Bank into those of the Acquiror-Bank, and (b) advise with respect to community relations within the market presently served by the Merging Bank.
The Advisory Board shall consist of all current members of the Board of Directors of the Merging Bank who are members of such Board as of the Effective Time and who do not become, as of the Effective Time, a member of a Board of Directors within the organizational structure of Acquiror and its affiliates. Advisory Board members shall receive a retainer fee of $10,000 per year commencing at the Effective Time and continuing until such time as the Advisory Board is discontinued and payable in monthly installments to each Advisory Board member. The Advisory Board shall initially meet with the same frequency (although not necessarily on the same dates) as there are regularly scheduled meetings of the Board of Directors of the Acquiror Bank, or more frequently at the request of Acquiror. Acquiror shall review the Advisory Board function annually to consider its continuation and frequency of meetings and intends to continue the Advisory Board subject to annual appointment of its members for at least 3 years following the Effective Time. The Advisory Board shall report to Acquiror through Ms. Carol A. Barnharst, who shall be the Advisory Board's liaison for reporting purposes.

         4.09 Qualifying the Merger for Tax-Free Status. Acquiror and its Subsidiaries shall not take or cause to be taken any action which would disqualify the Merger as a tax-free reorganization under Section 368 of the Code.

         4.10 Indemnification. In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer or employee of the Company or its Subsidiaries (the "Indemnified Parties"), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director, officer or employee of the Company or its Subsidiaries or any of their respective predecessors, or (ii) this Agreement or the Plan of Merger or any of the transactions contemplated hereby or thereby, whether in any case asserted or arising before or after the Effective Time, Acquiror agrees to cooperate and use reasonable efforts to defend against and respond thereto. It is understood and agreed that after the Effective Time, Acquiror shall (and shall cause the Surviving Corporation to) indemnify and hold harmless, as and to the fullest extent permitted by law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including payment of reasonable attorney's fees and expenses and other costs in advance of the final disposition of any claim, suit, proceeding or investigation incurred by each Indemnified Party to the fullest extent permitted by law upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with the Surviving Corporation; provided, however, that (A) Acquiror shall have the right to assume the defense thereof and upon such assumption Acquiror shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if Acquiror elects not to assume such defense or counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are issues that raise conflicts of interest between Acquiror and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with Acquiror, and Acquiror shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (B) Acquiror shall be obligated pursuant to this paragraph to pay for only one firm of counsel for all Indemnified Parties, unless an Indemnified Party shall have reasonably concluded, based on an opinion of counsel, that there is a material conflict of interest between the


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
interests of such Indemnified Party and the interests of one or more other Indemnified Parties and that the interests of such Indemnified Party will not be adequately represented unless separate counsel is retained, in which case, Acquiror shall be obligated to pay such separate counsel, (C) Acquiror shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld) and (D) Acquiror shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. Any Indemnified Party wishing to claim Indemnification under this Section 4.10, upon learning of any such claim, action, suit, proceeding or investigation, shall notify Acquiror thereof, provided that the failure to so notify shall not affect the obligations of Acquiror under this Section 4.10 except to the extent such failure to notify materially prejudices Acquiror. The Acquiror's obligations under this Section 4.10 shall continue in full force and effect for the period of the applicable statute of limitations; provided, however, that all rights to indemnification in respect of any claim (a "Claim") asserted or made within such period shall continue until the final disposition of such Claim.


                                  ARTICLE FIVE

                            COVENANTS OF THE COMPANY

         The Company hereby covenants and agrees with Acquiror as follows:

         5.01     Registration Statement and Shareholders Meeting.

                  (a) The Company shall cause a meeting of its shareholders (the "Shareholders Meeting") to be held after the execution of this Agreement and upon availability of the Proxy Statement/Prospectus (as defined in Section 6.01(a)) for the purpose of acting upon this Agreement and the Plan of Merger, and in connection therewith shall distribute the Proxy Statement/Prospectus and any amendments or supplements thereto as prepared by Acquiror in cooperation with the Company. The Company shall solicit proxies from its shareholders in accordance with applicable law, including the rules and regulations of the SEC, shall cooperate with the Acquiror to have the Registration Statement declared effective, and shall furnish all information concerning the Company and its shareholders (but not including the names and addresses of its shareholders) as may be requested by Acquiror in connection with any such action. In addition, if so requested by Acquiror, the Company shall retain a proxy solicitation firm acceptable to Acquiror, for the purpose of soliciting proxies in connection with the Shareholders Meeting. The cost of the proxy solicitation firm shall be borne solely by the Company.

                  (b) None of the information furnished by the Company for inclusion in the Registration Statement, when it shall become effective, and at all times subsequent to such effectiveness, or the Proxy Statement/Prospectus, when mailed or at the time of the Shareholders Meeting, or in the cases of any other document filed with the SEC or any state securities commission, at the respective times at which such documents are filed with the SEC or such State securities commission, shall contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they are made, not misleading.

         5.02     Conduct Of Business, Certain Covenants.

                  (a) From and after the execution and delivery of this Agreement and until the Effective Time, the Company and each of its Subsidiaries shall:

                      (i) conduct its business and operate in the usual ordinary course of business in accordance with prudent and sound banking and business practices, including charging off all loans required to be charged off by federal and state regulators and regulations, statutes and sound banking practices and maintain its and their books and records, in accordance with GAAP;

                      (ii) maintain an allowance for loan losses deemed by management of the Company to be adequate based on GAAP;

                    (iii) remain in good standing with all applicable federal and state regulatory authorities and preserve each of its and their existing banking locations;

                      (iv) use its and their best efforts to retain the services of its and their present officers and employees;

                      (v) maintain insurance covering the performance of its and their directors, officers and employees and maintain in full force and effect all of the insurance policies reflected on Schedule 3.34 hereto;

                      (vi) take no action which would adversely affect or delay the ability of the Company or Acquiror to obtain any necessary approvals, consents or waivers of any governmental authority required for the transactions contemplated hereby;

                    (vii) consult with Acquiror prior to acquiring any interest in real property, except in the ordinary course of business or entering into any contract or agreement having a term of more than one year;

                   (viii) take no action which would cause the termination or cancellation by the FDIC of insurance in respect of the Merging Bank's deposits; and

                      (ix) cooperate with the Acquiror to provide timely notice to its data processor of the Merging Bank's intent to terminate its data processing agreement (the "Data Processing Agreement") on or about the Effective Time. The Company shall use its reasonable best efforts to make arrangements such that the services provided under the Data Processing Agreement continue to be provided up to the Effective Time.

                  (b) From and after the execution and delivery of this Agreement and until the Effective Time, the Company and its Subsidiaries shall not, without the prior consent of Acquiror:

                       (i) amend its or their Articles of Incorporation, Charter or Bylaws;

                      (ii) except in connection with the exercise of previously granted Options, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its or their capital stock, or issue or grant any stock options, warrants, rights, calls or commitments of any character calling for or permitting the issue or sale of its or their capital stock (or securities convertible into or exchangeable, with or without additional consideration, for shares of such capital stock) or any stock appreciation rights;

                    (iii) make payment of any cash dividend, or institute any other form of dividend or distribution, with respect to the Company's or its Subsidiaries' capital stock;

                      (iv) increase or reduce the number of shares of its or their capital stock issued or outstanding by repurchase, split-up, reverse split, reclassification, distribution of stock dividends, or change of par or stated value;

                      (v) except in connection with the exercise of previously granted Options, purchase, permit the conversion of or otherwise acquire or transfer for any consideration any outstanding shares of its or their capital stock or securities carrying the right to acquire, or convert into or exchange for such stock, with or without additional consideration;

                      (vi) make or grant any general or individual wage or salary increase or fringe benefit increase, or increase in any manner the compensation or fringe benefits of any of its directors, officers or employees, or pay any bonus, pension or retirement allowance to any such directors, officers or employees, except in accordance with any plan or agreement set forth on Schedule 5.02(b)(vi), or become a party to, adopt, amend or otherwise modify or make any contribution outside the ordinary course of business to any Compensation and Benefit Plan, any bonus, pension, profit sharing, retirement or other compensation plan or enter into any contract of employment with any officer which is not terminable at will without cost or other liability (other than benefits accrued as of the date of such termination), or enter into, modify, or renew any contract, agreement, commitment or arrangement providing for the payment to any director, officer or employee of such party of compensation or benefits contingent, or the terms of which are materially altered, upon the occurrence of any of the transactions contemplated by this Agreement; provided however, that (i) the annual compensation of officers employed by the Company and Merging Bank as of July 1, 1998 may be increased effective as of such date in a manner consistent with prior practice of the Company and the Merging Bank, provided that the combined amount of the annual increases put into effect for all such officers shall not exceed, in the aggregate, 5% of the total amount paid to such officers for the year ended June 30, 1998, and (ii) the Company and the Merging Bank may pay to their employees year-end bonuses for the 1998 fiscal year, in a manner and amount consistent with prior practice of the Company and the Merging Bank;

                    (vii) incur any obligations or liabilities or make any capital expenditures except in the ordinary course of business or make any equity investment or commitment to make such an investment in real estate or in any real estate development project, other than in connection with foreclosure, settlements in lieu of foreclosure or troubled loan or debt restructurings in the ordinary course of business consistent with prudent banking practices;

                   (viii) mortgage, pledge (except pledges required for Federal Home Loan Bank ("FHLB") advances or pledges of such assets as may be required to permit the Merging Bank to accept deposits of public funds) or subject to any material lien (excluding mechanics' liens), charge, permit a security interest on, or encumber any of its or their assets, properties or other rights, except for liens for taxes not yet due and payable;

                      (ix) transfer or lease any of its or their assets or property except in the ordinary course of business, or close any banking office, or file any application to relocate or terminate the operations of any office of it or its Subsidiaries;

                      (x) transfer or grant any rights under any leases, licenses or agreements, other than in the ordinary course of business;

                      (xi) other than with respect to loan transactions (including, without limitation, letters of credit and purchase of leases), the purchase of obligations of the government of the United States or agencies of the United States, sales for less than $25,000 of real estate owned by the Company or its Subsidiaries, make or enter into any transaction, contract or agreement or incur any other commitment where the amount involved exceeds $50,000 or the term exceeds 1 year;

                    (xii) incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, except for deposit liabilities and except for indebtedness incurred for liquidity purposes in the ordinary course of business and consistent with the Company's and its Subsidiaries' past practice with respect to the incurrence of indebtedness, the repayment term of which does not exceed nine months; provided, however, that nothing in this Section shall prohibit the Company from incurring FHLB advances in the ordinary course of business for liquidity purposes, in amounts consistent with approvals of the Board of Directors existing on the date hereof and disclosed to Acquiror on Schedule 5.02(b)(xii) hereof;

                   (xiii) cancel or compromise any debt or claim which has not previously been charged off other than in the ordinary course of business in an aggregate amount which is not materially adverse to the Company or any of its Subsidiaries, or settle any claim, action or proceeding involving any liability of the Company or its Subsidiaries for money damages or material restrictions upon the operation of the Company or any of its Subsidiaries;

                    (xiv) enter into any transaction other than in the ordinary course of business or enter into any new, or materially alter or expand any present, line of business or change any of its methods of accounting (except as required by changes in GAAP or regulatory accounting principles as concurred in by Acquiror's independent auditors or by Section 5.03(a)) or change any of its methods of reporting income and deductions for income tax purposes from those employed in the preparation of its income tax returns for the fiscal year ended June 30, 1997, except as required by law;

                      (xv) take any action which constitutes a breach or default of its obligations under this Agreement or which is reasonably likely to delay or jeopardize the receipt of any of the Requisite Regulatory Approvals (as defined in Section 7.01) required hereby or cause any of the other conditions set forth in Articles Seven or Nine hereof to fail or take any action that is intended or could reasonably be expected to result in any of its representations or warranties set forth in this Agreement being or becoming untrue in any material respect;

                    (xvi)    make or commit to make any loan over $150,000;

                   (xvii) purchase or commit to purchase any bulk loan servicing portfolio;

                   (xviii) make any payment to any director, officer, employee or independent contractor, in connection with or as a result of the transactions contemplated by this Agreement, or otherwise, that is not deductible under either Sections 162(a)(1) or 404 of the Code or is not an ordinary business expense for travel, meals or entertainment authorized by the Company in furtherance of the duties of the director, officer or employee; provided, however, that payment of the out-of-pocket expenses of the Company's professional advisors shall not be restricted by this paragraph (xviii);

                    (xix) take or cause to be taken any action which would disqualify the Merger as a tax-free reorganization under Section 368 of the Code; or

                      (xx) fail to comply in any material respect with any laws, regulations or governmental actions applicable to it or to the conduct of its business.

         5.03 Confirming and Conforming Accounting and Reserve Policies; Integration.

                  (a) Notwithstanding the Company's belief that it has established all reserves and taken all provision for possible loan losses required by GAAP and applicable laws, rules and regulations, the Company recognizes that Acquiror may have adopted different loan, accrual and reserve policies (including loan classifications and levels of reserves for possible loan losses). At the request of Acquiror, the Company shall, within five days prior to the Closing Date, use its best efforts to (i) establish and take such reserves and accruals as Acquiror shall request to conform, on a mutually satisfactory basis, the Company's loan, accrual and reserve policies to Acquiror's policies, and (ii) establish and take such accruals, reserves and charges in order to implement such policies in respect of excess facilities and equipment capacity, severance costs, litigation matters, write-off or write-down of various assets and other appropriate accounting adjustments, and to recognize for financial accounting purposes the expenses of the Reorganization; provided, however that the Company shall not be required to take any action that
         (i) is not consistent with GAAP, (ii) would materially impair its regulatory capital, or (iii) that is inconsistent with any formal or informal undertaking by the Company to any banking regulatory agency which has been disclosed in writing to the Company.

                  (b) During the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause its Subsidiaries and its officers, directors and employees to, cooperate with and assist the Acquiror in the formulation of a plan of integration for Acquiror and the Company, and Acquiror Bank and the Merging Bank.

         5.04 Information, Access Thereto. Acquiror, its representatives and agents shall, at all times during normal business hours prior to the Effective Time, have full and continuing access to the facilities, employees, operations, records and properties of the Company and its Subsidiaries. Acquiror, its representatives and agents may, prior to the Effective Time, make or cause to be made such investigation of the operations, records and properties of the Company and its Subsidiaries, and of its and their financial and legal condition as Acquiror shall deem necessary or advisable to familiarize itself with such records, properties and other matters. Upon request, the Company and its Subsidiaries shall furnish Acquiror or its representatives or agents, its and their attorneys, responses to auditors' requests for information and such financial and operating data and other information requested by Acquiror, developed by the Company or its Subsidiaries, its and their auditors, accountants or attorneys, and will permit Acquiror, its representatives or agents to discuss such information directly with any individual or firm performing auditing or accounting functions for the Company or its Subsidiaries, and such auditors and accountants shall be directed to furnish copies of any reports or financial information as developed to Acquiror or its representatives or agents. Acquiror and Acquiror's agents, contractors and environmental consultants also shall have the right of access to the Real Estate before the Effective Time for the purpose of undertaking such environmental investigation and testing as Acquiror deems necessary or appropriate pursuant to Section 6.10. Acquiror and Acquiror's agents, contractors and environmental consultants also shall have the right of access to the Company's and its Subsidiaries records or employees for the purpose of carrying out necessary investigation and testing. No investigation by Acquiror shall affect the representations and warranties made by the Company herein.

         5.05 Confidentiality. The Company shall cause all internal, nonpublic financial and business information obtained by it from Acquiror or any of its Subsidiaries to be treated confidentially (exercising the same degree of care as it uses to preserve and safeguard its own confidential information); provided, however, that notwithstanding the foregoing, nothing contained herein shall prevent or restrict the Company from making such disclosure thereof as may be required by law in connection with the consummation of the Reorganization or as may be required in performance of this Agreement. Furthermore, the Company shall have no obligation to keep confidential any information that (a) was already known to the Company and was received from a source other than the Acquiror or any of its Subsidiaries, directors, officers, employees or agents, provided that the source making such information available was not bound by a confidentiality agreement or other contractual, legal or fiduciary obligation of confidentiality with respect to such information, or (b) is or becomes generally available to the public other than as a result of a disclosure by the parties hereto to one another. If the Merger shall not be consummated, all nonpublic financial and business information, documents and material and all copies thereof shall be returned to Acquiror, or destroyed by the Company, and shall not be used by the Company in any way that reasonably could be expected to be detrimental to Acquiror and will not be disclosed to others except as specifically permitted above.

         5.06 Recommendation of Merger to Shareholders. The Board of Directors of the Company shall recommend in the Proxy Statement/Prospectus, consistent with its fiduciary duties, approval of this Agreement, the Plan of Merger and the Merger to all shareholders of the Company entitled to vote thereon.

         5.07 Litigation Matters. The Company shall consult with Acquiror about any proposed settlement or lack thereof, or any disposition of, any litigation matter in which it or any of its Subsidiaries is or becomes involved and the amount involved exceeds $50,000.

         5.08 Bank Merger. The Company shall cause the Merging Bank to take all such corporate action as is required to complete the Bank Merger, including approval by the Board of Directors of the Merging Bank and execution by appropriate officers of the Merging Bank of the Bank Merger Agreement.

         5.09 No Solicitation. From and after the date hereof until termination of this Agreement, neither the Company, its Subsidiaries, nor any of their respective officers, directors, employees, agents or affiliates (including, without limitation, any investment banker, attorney, accountant or representative retained by the Company or any of its Subsidiaries) will, directly or indirectly, initiate, solicit or knowingly encourage (including by way of furnishing nonpublic information or assistance), or take any other action to facilitate knowingly, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (as defined below), or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain an Acquisition Proposal or agree to or endorse any Acquisition Proposal, or authorize or permit any of its officers, directors or employees or any of its Subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by any of its Subsidiaries to take any such action. The Company shall notify Acquiror orally (within one business day) and in writing (as promptly as practicable) of all relevant details relating to all inquiries and proposals which it or any of its Subsidiaries or any such officer, director, employee, investment banker, financial advisor, attorney, accountant or other representative may receive relating to any of such matters and if such inquiry or proposal is in writing, the Company shall deliver promptly to Acquiror a copy of such inquiry or proposal. Notwithstanding the foregoing, the Company may enter into discussions or negotiations or provide information in connection with an unsolicited Acquisition Proposal if the Board of Directors of the Company has been advised in writing by such Board's outside legal counsel that in the exercise of its fiduciary obligations such discussions or negotiations should be commenced or such information should be furnished. For purposes of this Agreement, "Acquisition Proposal" shall mean any of the following involving the Company or any of its Subsidiaries (other than the transactions contemplated hereunder):
(a) any merger, consolidation, share exchange, business combination or other similar transaction; (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the Company and its Subsidiaries, taken as a whole, in a single transaction or series of transactions; (c) any tender offer or exchange offer for 10% or more of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act in connection therewith; or (d) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

         5.10 Other Approvals. The Company shall cooperate and use its best efforts to obtain all written consents and approvals of other persons in connection with any lease or other agreement, the benefits of which cannot be retained upon consummation of the transactions contemplated hereby without such written consent or approval.

         5.11 Best Efforts. The Company agrees to use its best efforts to cause the conditions contained in Articles Seven and Nine to be satisfied and to effect the Reorganization.

         5.12 Termination and Other Payments. Notwithstanding anything in this Agreement to the contrary, all severance and termination payments, benefits, acceleration of benefit vesting and other compensation paid by the Company or any of its Subsidiaries, as provided for in this Agreement or otherwise, shall not exceed the level of payments and benefits which would be deductible under Section 280G of the Code, giving effect to any obligations of Acquiror or any subsidiary thereof, as provided herein.

         5.13 Voting Agreements. Within 20 days of the date of this Agreement, the Company shall obtain and deliver to Acquiror signed voting agreements ("Voting Agreements"), substantially in the form attached hereto as Exhibit D, from each of its executive officers and directors in their individual capacity, to the effect that he or she will vote the shares of Company Common Stock beneficially owned by him or her in favor of the Merger and all transactions related thereto, and he or she will not dispose of any shares of Company Common Stock beneficially owned by him or her prior to the Effective Time, subject to certain exceptions as provided in the Voting Agreements.

         5.14 Advise of Changes. Between the date hereof and the Closing Date, the Company shall promptly advise Acquiror in writing of any fact or document which, if existing or known as of the date hereof, would have been required to be set forth, disclosed, or made available to Acquiror pursuant to this Agreement or of any fact which, if existing or known as of the date hereof, would have made any of the representations contained herein materially untrue.


                                  ARTICLE SIX

                      ADDITIONAL COVENANTS AND AGREEMENTS

         6.01     Regulatory Matters.

                  (a) The Acquiror shall prepare and file with the SEC a registration statement on Form S-4 covering the Acquiror Common Stock to be issued pursuant to this Agreement and the Plan of Merger (the "Registration Statement"), and the Company shall give to Acquiror all information concerning the Company which is required for inclusion in the Registration Statement. The Registration Statement shall include a proxy statement/prospectus (the "Proxy Statement/Prospectus") prepared for use in connection with the Shareholders Meeting, all in accordance with the rules and regulations of the SEC. Acquiror shall use all reasonable efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be requested in connection with any such action.

                  (b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, effect all applications, notices, petitions and filings, and obtain as promptly as practicable all Requisite Regulatory Approvals, permits, consents, approvals and authorizations of all third parties, regulatory agencies and governmental entities which are necessary or advisable to consummate the transactions contemplated by this Agreement. The Company and Acquiror shall have the right to review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to the Company or Acquiror, as the case may be, and any of their respective subsidiaries, which appear in any filing made with, or written materials submitted to, any third party, regulatory agency or governmental entity in connection with the transactions contemplated by this Agreement; provided, however, that nothing contained herein shall be deemed to provide either party with a right to review any information provided to any regulatory agency or governmental entity on a confidential basis in connection with the transactions contemplated hereby. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all Requisite Regulatory Approvals, permits, consents, approvals and authorizations of all third parties, regulatory agencies and governmental entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.

                  (c) Acquiror and the Company shall, upon request, furnish each other with all information concerning themselves, their subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Registration Statement or any other statement, filing, notice or application made by or on behalf of Acquiror, the Company or any of their respective subsidiaries to any regulatory agency or governmental entity in connection with the Reorganization and the other transactions contemplated by this Agreement.

                  (d) The Acquiror and the Company shall promptly advise each other upon receiving any communication relating to the transactions contemplated herein from any regulatory agency or governmental entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement.

         6.02 Legal Conditions to Reorganization. Each of Acquiror and the Company shall, and shall cause its subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its subsidiaries with respect to the Reorganization and, subject to the conditions set forth in Articles Seven, Eight and Nine hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other party to obtain) any Requisite Regulatory Approval, consent, authorization, order or approval of, or any exemption by, any governmental entity and any other third party which is required to be obtained by the Company or Acquiror or any of their respective subsidiaries in connection with the Reorganization and the other transactions contemplated by this Agreement.

         6.03 Subsequent SEC Filings; Press Releases. As soon as reasonably available, but in no event more than three business days after the filing thereof with the SEC, Acquiror shall deliver to the Company and the Company shall deliver to Acquiror their respective reports, including Forms 8-K, 10-Q, 10-K, proxy statements (and the small business issuer equivalents), as filed with the SEC under the Exchange Act. In addition, from and after the date of this Agreement through the Effective Time, the Company and the Acquiror shall promptly deliver to the other copies of all press releases issued by it or any of its Subsidiaries. Neither party will issue any release or other publicity about the Merger or the transactions contemplated by this Agreement without prior notice to the other.

         6.04 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, or to vest the Acquiror with full title to all properties, assets, rights, approvals, immunities and franchises of the Company or any of its Subsidiaries, the proper officers and directors of each party to this Agreement and their respective subsidiaries shall take all such necessary action as may be requested by Acquiror.

         6.05 Advice of Changes. The Company shall promptly advise Acquiror of any change or event having a material adverse effect on it or which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein, and Acquiror shall promptly advise the Company of any change or event having a material adverse effect on it or which it believes would or would be reasonably likely to cause or constitute a material breach of its representatives, warranties or covenants contained herein. From time to time prior to the Effective Time, the Company and Acquiror shall promptly supplement or amend their respective Disclosure Schedules delivered in connection with the execution of this Agreement to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedules or which is necessary to correct any information in such Disclosure Schedules which has been rendered inaccurate thereby.

         6.06 Current Information. During the period from the date of this Agreement to the Effective Time, the Company shall cause one or more of its designated representatives to confer on a regular and frequent basis (not less than monthly) with representatives of Acquiror and to report (a) the general status of the ongoing operations of the Company and its Subsidiaries, and (b) the status of, and the action proposed to be taken with respect to, those loans held by the Company or any of its Subsidiaries which, individually or in combination with one or more other loans to the same borrower thereunder, have an unpaid principal amount of $50,000 or more and are non-performing assets. The Company shall promptly notify Acquiror of any material change in the normal course of business or in the operation or the properties of the Company or any of its Subsidiaries and of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving the Company or any of its Subsidiaries, and shall keep Acquiror fully informed of such events.

         6.07 Termination of Regulatory Agreements. The Company and the Merging Bank shall use their reasonable best efforts to cause all regulatory agreements, which have or reasonably could be expected to have a material adverse effect on the Company taken as a whole, to which the Company or the Merging Bank is or becomes subject to be terminated and to be of no further force and effect at or prior to the Effective Time.

         6.08 Tax Returns. The Company shall prepare and file, as approved or as may be directed by Acquiror, any tax returns with respect to the Merger.

         6.09     Compensation and Benefit Plans; Existing Agreements.

         (a) RRP. All shares of Company Common Stock awarded pursuant to the RRP shall become fully vested and nonforfeitable prior to or at the Effective Time as provided in the RRP. Recipients of shares awarded pursuant to the RRP (including recipients who become vested in the RRP shares after the date of this Agreement, including at the Effective Time) shall be entitled to elect cash or Acquiror Common Stock in the same manner as the holders of Company Common Stock. No additional shares of Company Common Stock shall be granted after the date of this Agreement pursuant to the RRP. The RRP shall be terminated as soon as practicable after the Effective Time and all remaining unallocated shares held by the RRP, if any, shall be extinguished as of the Effective Time. All shares of Company Common Stock awarded, pursuant to the RRP shall be considered issued and outstanding shares at the Effective Time for all purposes and in particular for purposes of Article I of this Agreement.

         (b) ESOP. The ESOP shall receive the Per Share Cash Distribution in exchange for its shares of Company Common Stock. As of the Effective Time, the Reliance Savings Bank Employee Stock Ownership Plan ("ESOP") shall be terminated as Acquiror and the Company shall mutually determine, and the loan between Reliance Bancshares, Inc. and the ESOP shall be repaid in full with cash consideration received by the ESOP with respect to unallocated shares of Company Common Stock held in a suspense account under the ESOP. Any cash consideration received with respect to such Company Common Stock held in the suspense account under the ESOP, remaining after such repayment, shall be allocated to the ESOP accounts of those Company Employees who are ESOP participants and beneficiaries ("ESOP participants") in accordance with the terms of the ESOP as amended with respect to such termination. All ESOP participants shall fully vest and have a nonforfeitable interest in their accounts under the ESOP, determined as of the Effective Time. As soon as practicable after the receipt of a favorable determination letter from the IRS as to the tax qualified status of the ESOP upon its termination under Sections 401(a) and 4975(e) of the Code (the "Final Determination Letter"), distribution of the benefits under the ESOP shall be made to ESOP participants. From and after the date of this Agreement, and in anticipation of such determination and distribution, Acquiror, Company and their respective representatives, prior to the Effective Time, and Acquiror and its representatives after the Effective Time, shall use their best efforts to apply for and obtain such favorable Final Determination Letter from the IRS. In the event that Acquiror, Company and their respective representatives prior to the Effective Time, and Acquiror and its representatives after the Effective Time, reasonably determine that the ESOP cannot obtain a favorable Final Determination Letter, or that the amounts held therein cannot be so applied, allocated or distributed without causing the ESOP to lose its tax qualified status, the Company prior to the Effective Time, and Acquiror after the Effective Time, shall take such action as they may determine with respect to the distribution of benefits to the ESOP participants, provided that the assets of the ESOP shall be held or paid for the benefit of the ESOP participants, and provided further that in no event shall any portion of the amounts held in the ESOP revert, directly or indirectly to the Company or any affiliate thereof or to Acquiror or any affiliate thereof.

         (c) Company Pension Plan. All participants in the Company Pension Plan shall be fully vested as of the Effective Time in their accrued benefits thereunder, and all amounts contributed by the Company to the Company Pension Plan prior to the Effective Time shall be applied to provide benefits to participants. As of the Effective Time, the Company's participation in the Company Pension Plan shall terminate.

         (d) Non-Qualified Deferred Retirement Plan for Directors. Acquiror agrees to assume the obligations of the Company under the Reliance Savings Bank Non-Qualified Deferred Retirement Plan for Directors, as in effect on the date hereof, and from and after the Effective Time to continue to perform and satisfy the terms and obligations thereof. Acquiror agrees that the transactions contemplated by this Agreement constitute a change of control of the Company for purposes of such Plan.

         (e) Benefit Plans. At the Effective Time, each Employee of the Company and its Subsidiaries shall immediately become entitled to participate in each of the Acquiror Plans, including without limitation, group hospitalization, medical, life and disability insurance plans, severance plans, qualified retirement, ESOP and savings plans, stock option plans, and management recognition plans, in which similarly situated employees of Acquiror and its Subsidiaries participate and to the same extent as such employees of Acquiror. The period of employment and compensation of each Employee of the Company and its Subsidiaries with the Company and its Subsidiaries shall be counted for all purposes (except for purposes of benefit accrual) under the Acquiror Plans, including without limitation, for purposes of vesting and eligibility. Any expenses incurred by an Employee of the Company or its Subsidiaries under the Company's welfare benefit plans (such as deductibles or co-payments) shall be counted for all purposes under the Acquiror Plans. Acquiror shall waive any preexisting condition exclusions for conditions existing on the Effective Time and actively at work requirements for periods ending on the Effective Time contained in the Acquiror Plans as they apply to Employees of the Company and its Subsidiaries and former employees and their dependents; provided that the Acquiror's waiver of preexisting conditions shall not extend to any condition which has prevented an Employee's coverage under comparable benefit plans of the Company or the Merging Bank. Notwithstanding anything in this Section 6.09 to the contrary, participation by the Employees in any of the Acquiror Plans with respect to which the eligibility of employees of Acquiror to participate is at the sole discretion of Acquiror, shall be at the sole discretion of the Acquiror applied in the same manner as such discretion is applied to similarly situated employees of Acquiror. Also, not withstanding anything in this Section 6.09 to the contrary, Acquiror shall have sole discretion with respect to the determination whether to terminate, merge or continue any employee benefit plan or program of the Company or any of its Subsidiaries (other than the ESOP, the Company Pension Plan or the Non-Qualified Deferred Retirement Plan for Directors); provided, however, that Acquiror shall continue to maintain Company plans other than stock-based incentive plans and the tax qualified plans of the Company until the Employees are permitted to participate in similar Acquiror Plans. At the Effective Time, Acquiror or a subsidiary thereof shall be substituted for the Company as the sponsoring employer under those plans with respect to which the Company or a Subsidiary is a sponsoring employer immediately prior to the Effective Time, and which plan is assumed by the Acquiror pursuant to the terms of this Agreement, and Acquiror or a subsidiary thereof shall assume and be vested with all of the powers, rights, duties, obligations, and liabilities previously vested in the Company or a Subsidiary with respect to each such plan.

         (f) Retiree Medical Coverage. From and after the Effective Time, Acquiror shall maintain post-retirement medical and health coverage no less favorable than that maintained by the Company at the Effective Time, as described in Schedule 6.09(f), with respect to former and current officers and employees and current non-employee directors of the Company and its Subsidiaries, and their dependents, who satisfy the requirements for coverage under such program.

         (g) Successors of Acquiror. The provisions of this Section 6.09 shall be binding upon and inure to the benefit of any successor to the Acquiror.

         6.10     Environmental Studies.

                  (a) The Acquiror may in its discretion retain an environmental consultant or consulting firm to perform an Environmental Survey of any Real Estate (as defined in Section 3.10). Acquiror acknowledges receipt of a Phase I Environmental Site Assessment of the property located at 3140 South 27th Street, dated June 5, 1998, which Assessment has been paid for by the Company. The term "Environmental Survey" includes, but shall not be limited to: a public records search; review of Company documents; interviewing Company employees; on- site physical examination of premises; surveying; soil boring; analytical testing of the Real Estate; and report preparation. The Company shall provide site access and other cooperation as required to perform the Environmental Survey. Acquiror shall have sole direction over the performance and completion of the Environmental Survey and the costs of any phase I environmental audit shall be borne solely by the Company, with the costs of any further environmental evaluation work to be shared equally by the Acquiror and the Company. Within one week of receipt, the party receiving any environment evaluation report shall deliver copies of all reports and analytical data to the other.

                  (b) In the event the Environmental Survey identifies an Environmental Condition (as defined herein), which in the opinion of Acquiror may have a material adverse effect on the business of the Company or any of its Subsidiaries, the Acquiror may terminate this Agreement pursuant to Section 10.01(h) hereof; or upon Acquiror's demand made within three weeks of receipt of the Environmental Survey, the Company shall cure, abate, correct or remedy such Environmental Condition to the satisfaction of the Acquiror prior to the Effective Time, and if the Company shall not cure, abate, correct, remedy such Environmental Condition to the satisfaction of the Acquiror prior to the Effective Time, the Acquiror shall have the right to terminate this Agreement pursuant to Section 10.01(h) hereof. The term "Environmental Condition" means any condition in, on or directly related to the Real Estate which requires cleanup, remedy, abatement or restoration of any structure, surface water, groundwater, soil or any natural resource under any Environmental Law.

                  (c) If the Acquiror elects to terminate this Agreement pursuant to paragraph (b) above, the Company shall indemnify and hold harmless Acquiror and its successors, assigns, lessees and licensees, and also the officers, employees, and shareholders of any of them, from and against all claims, administrative orders, actions, proceedings, demands, assessments, judgments, debts, damages, costs, charges and expenses, including but not limited to court costs, attorneys' fees, interest and penalties, and from and against all liabilities, obligations, losses and damages of whatever nature that may be made against it or them or which they may sustain or be put to arising from or by reason of any contamination or Environmental Condition of the Real Estate.


                                 ARTICLE SEVEN

                CONDITIONS TO OBLIGATIONS OF EACH OF THE PARTIES

     The obligation of each of the parties hereto to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions at or prior to the Effective Time:

         7.01 Regulatory Approvals. The parties hereto shall have received all regulatory approvals, consents and waivers required to consummate the transactions contemplated by this Agreement (including the transactions contemplated by the Plan of Merger) from the appropriate regulatory agencies and governmental entities, including the OTS, the FDIC, the WDFI and any other state and banking authorities, and each such approval shall remain in full force and effect and all statutory waiting periods in connection therewith shall have expired and such approvals and the transactions contemplated thereby shall not have been contested by any federal or state governmental authority or any other third party by formal proceeding; provided, however, that no approval, consent or waiver shall be deemed to have been received if it shall include any condition or requirement that, in the opinion of the Acquiror, would so adversely affect the economic or business benefits of the transactions contemplated by this Agreement to Acquiror so as to render inadvisable the consummation of the transactions contemplated herein (all such approvals and expiration of applicable waiting periods referred to as "Requisite Regulatory Approvals").

         7.02 Federal Tax Opinion. The Company and Acquiror shall have received from Michael Best & Friedrich, an opinion, dated the Effective Time, in form and substance reasonably satisfactory to the Company and Acquiror, to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, (a) the Merger will for federal income tax purposes constitute a reorganization within the meaning of Section 368, or any successor thereto, of the Code, and (b) that, except with respect to holders of Company Common Stock who exercise dissenters' rights and except for cash payments, including cash in lieu of a fractional share interest and cash paid to those holders of Company Common Stock who receive the Per Share Cash Consideration,
(i) no gain or loss will be recognized by a holder of Company Common Stock upon conversion in the Merger of Company Common Stock into Acquiror Common Stock,
(ii) the basis of Acquiror Common Stock to be received in the Merger by a holder of Company Common Stock will be the same as such holder's basis in the Company Common Stock exchanged therefor, and (iii) the holding period of Acquiror Common Stock to be received in the Merger by a holder of Company Common Stock will include the period during which such holder held the Company Common Stock exchanged therefor, provided that such Company Common Stock was held as a capital asset immediately prior to the consummation of the Merger. In rendering such opinion, Michael Best & Friedrich may rely upon representations contained in certificates of officers of Acquiror, the Company and others.

         7.03 Registration Statement. The Registration Statement filed by Acquiror with the SEC with respect to the Acquiror Common Stock to be issued pursuant to this Agreement and the Plan of Merger shall have become effective and no stop order proceedings with respect thereto shall be pending or threatened.

         7.04 Orders, Decrees and Judgments. Consummation of the transactions contemplated by this Agreement shall not violate any order, decree or judgment of any court or governmental body having competent jurisdiction.
No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental entity which prohibits, materially restricts or makes illegal the consummation of the Merger.

         7.05 NASDAQ Listing. The shares of Acquiror Common Stock which shall be issued to the shareholders of the Company upon consummation of the Merger shall have been authorized for listing on the Nasdaq National Market, subject to official notice of issuance.


                                 ARTICLE EIGHT

              FURTHER CONDITIONS TO THE OBLIGATIONS OF THE COMPANY

         The obligation of the Company to consummate the transactions contemplated by this Agreement is further subject to the satisfaction of the following conditions:

         8.01 Compliance by Acquiror. (a) All material terms, covenants and conditions of this Agreement required to be complied with and satisfied by Acquiror at or prior to the Effective Time shall have been duly complied with and satisfied in all material respects, and (b) the representations and warranties made by Acquiror, as may be updated pursuant to Section 6.05 hereof, shall be true and correct in all material respects at and as of the Effective Time, except for those specifically relating to a time or times other than the Effective Time (which shall be true and correct in all material respects at such time or times), and except for those matters which in the aggregate do not have a material adverse effect on the consolidated financial condition and earnings of Acquiror and its subsidiaries taken as a whole. The Company shall have received a certificate signed on behalf of the Acquiror by the Chief Executive Officer and the Chief Financial Officer to the foregoing effects.

         8.02 Opinion of Counsel. There shall have been delivered and addressed to the Company an opinion of Michael Best & Friedrich, in the form attached hereto as Exhibit E, dated as of the Closing Date.

         8.03 Officers' Certificate. Acquiror shall deliver to the Company a certificate signed by its President or any Executive Vice President and by its Secretary or Assistant Secretary, dated the Closing Date, certifying in their official capacity to his or her respective best knowledge and belief, that Acquiror has met and complied with all conditions necessary to make this Agreement and the Plan of Merger effective as to it.

         8.04 Litigation. Acquiror shall not be made a party to, or to the knowledge of Acquiror threatened by, any actions, suits, proceedings, litigation or legal proceedings which, in the reasonable opinion of the Company have or are likely to have a material adverse effect on the consolidated assets, properties, business, operations or condition, financial or otherwise, of Acquiror. No action, suit, proceeding or claim shall have been instituted, made or threatened by any person relating to the Merger or the validity or propriety of the transactions contemplated by this Agreement or the Plan of Merger which would make consummation of the Merger inadvisable in the reasonable opinion of the Company.

         8.05 No Environmental Condition. At the Effective Time, there shall be no Environmental Condition existing with respect to any Real Property, which has or is likely to have a material adverse effect on the consolidated assets, properties, business, operations or condition, financial or otherwise, of Acquiror, and with respect to which Acquiror has not taken reasonable steps to cure, abate, correct or remedy such Environmental Condition to the reasonable satisfaction of the Company. For purposes of this Section 8.05, a "material adverse effect" shall mean the existence of an Environmental Condition where the amount which is likely to be charged to Acquiror exceeds 1% of Acquiror's total shareholders' equity.

         8.06 Opinion. The Company will receive an opinion from Robert W. Baird & Co. Incorporated, dated as of the date of the Proxy Statement/Prospectus, to the effect that, subject to the terms, conditions and qualifications set forth therein, the consideration as set forth herein to be received by the shareholders of the Company pursuant to the Merger is fair to such shareholders from a financial point of view.

         8.07 Absence of Certain Changes or Events. As of the Closing Date, there shall have been no "Material Adverse Change in the Acquiror" (as defined below) from that which was represented and warranted on the date of this Agreement pursuant to this Agreement and the Schedules provided on the date of this Agreement, it being understood that any updates provided pursuant to
Section 6.05 hereof do not constitute a waiver or other consent to any Adverse Change in the Acquiror. For purposes of this Section 8.07, a "Material Adverse Change in the Acquiror" shall mean any adverse change in the business, financial condition, operating results or prospects of the Acquiror (other than general economic or business conditions) or the existence of any pending or threatened litigation or administrative action which (i) creates any reasonable possibility that the Acquiror may incur a material loss that has not been reserved against; (ii) challenges any portion of the Reorganization and which, in the reasonable opinion of the Company, would be likely to enjoin consummation, or result in rescission, of any part of the Reorganization; or
(iii) the Company's board of directors reasonably determines, in good faith and in the exercise of its fiduciary duty, would render consummation of the Reorganization adverse in a material manner to the best interests of the Company's shareholders.

         8.08 Accountant's Letter. The Acquiror shall have caused to be delivered to the Company letters from the Acquiror's independent public accountants, KPMG Peat Marwick LLP, dated the date on which the Registration Statement shall become effective, and dated the Effective Time, and addressed to the Company and the Acquiror, with respect to the Acquiror's consolidated financial position and results of operation, and which describes procedures which shall be consistent with applicable professional standards for letters delivered by independent accountants in connection with comparable transactions.


                                  ARTICLE NINE

               FURTHER CONDITIONS TO THE OBLIGATIONS OF ACQUIROR

         The obligation of Acquiror to consummate the transactions contemplated by this Agreement is further subject to the satisfaction of the following conditions:

         9.01 Compliance by the Company. (a) All material terms, covenants and conditions of this Agreement required to be complied with and satisfied by the Company at or prior to the Effective Time shall have been duly complied with and satisfied in all material respects, and (b) the representations and warranties made by the Company, as may be updated pursuant to Section 6.05 hereof, shall be true and correct in all material respects at and as of the Effective Time, except for those specifically relating to a time or times other than the Effective Time (which shall be true and correct at such time or times), and except for those matters which in the aggregate do not have a material adverse effect on the consolidated financial condition and earnings of the Company and its subsidiaries taken as a whole. The Acquiror shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer to the foregoing effects.

         9.02 Accuracy of Financial Statements. The Company Financial Statements and Subsequent Company Financial Statements heretofore or hereafter furnished to Acquiror shall not be inaccurate in any material respect.

         9.03 Net Worth. As of the close of business on the day immediately preceding the Effective Time, the Company's net worth, as shown by the sum of its total shareholders' equity plus the allowance for loan losses but excluding any adjustments made as a result of the application of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", any adjustments recorded pursuant to Section 5.03(a), plus an allowance of up to $210,000 for legal, accounting, and investment advisor/fairness opinion fees incurred in connection with the transactions contemplated by this Agreement, shall not be less than the amount set forth in the Company's Consolidated Statement of Financial Condition at March 31, 1998. The Company shall deliver to Acquiror a certificate signed by its Chief Financial Officer, dated the Closing Date, certifying to such effect.

         9.04 Sufficiency of Documents, Proceedings. All documents delivered by and proceedings of the Company in connection with the transactions contemplated by this Agreement and the Plan of Merger shall be reasonably satisfactory to Acquiror.

         9.05 Opinion of Counsel. There shall have been delivered to Acquiror an opinion of Schiff, Hardin & Waite, legal counsel to the Company, in the form attached hereto as Exhibit F, dated the Closing Date.

         9.06 Officers' Certificate. The Company shall deliver to Acquiror a certificate signed by its Chairman of the Board, President and Chief Executive Officer and Secretary, dated the Closing Date certifying in their official capacity to their respective best knowledge and belief that the Company has met and complied with all conditions necessary to make this Agreement and the Plan of Merger effective as to the Company. The Company also shall have delivered all such other certificates and documents with respect to the Company as may have been requested by Acquiror.

         9.07 Absence of Certain Changes or Events. As of the Closing Date, there shall have been no "Material Adverse Change in the Company" (as defined below) from that which was represented and warranted on the date of this Agreement pursuant to this Agreement and the Schedules provided on the date of this Agreement, it being understood that any updates provided pursuant to Section 5.14 and 6.05 hereof do not constitute a waiver or other consent to any Material Adverse Change in the Company. For purposes of this Section 9.07, a "Material Adverse Change in the Company" shall mean any adverse change in the business, financial condition, operating results or prospects of the Company (other than general economic or business conditions) and its Subsidiaries or the existence of any pending or threatened litigation or administrative action which (i) creates any reasonable possibility that the Company or its Subsidiaries may incur a material loss that has not been reserved against; (ii) materially challenges any portion of the Reorganization and which, in the reasonable opinion of Acquiror, would be likely to enjoin consummation, or result in rescission, of any part of the Reorganization; or (iii) Acquiror's board of directors reasonably determines, in the exercise of its fiduciary duty, would render consummation of the Reorganization adverse in a material manner to the best interests of Acquiror's shareholders.

         9.08 Litigation. Neither the Company nor its Subsidiaries shall be made a party to, or to the knowledge of the Company, threatened by, any actions, suits, proceedings, litigation or legal proceedings which, in the reasonable opinion of Acquiror, have or are likely to have a material adverse effect on the consolidated assets, properties, business, operations or condition, financial or otherwise, of the Company or the assets, properties, business, operations or condition, financial or otherwise, of the Merging Bank, nor shall any director or officer or former director or officer of the Company or its Subsidiaries be made a party to, or threatened by, any actions, suits, proceedings, litigation or legal proceedings relating to their performance or nonperformance of their legal or fiduciary duties as directors and officers of the Company or its Subsidiaries which in the reasonable opinion of the Board of Directors of Acquiror is likely to have a material adverse effect on the Company or the Merging Bank. No action, suit, proceeding or claim shall have been instituted, made or threatened by any person relating to the Merger or the validity or propriety of the transactions contemplated by this Agreement or the Plan of Merger or the Bank Merger Agreement which would make consummation of the Reorganization inadvisable in the reasonable opinion of Acquiror.

         9.09     Agreements of Affiliates.

                  (a) As soon as practicable after the Mailing Date, the Company shall deliver to Acquiror a letter identifying all persons who the Company believes to be, at the time this Agreement is submitted to a vote of the shareholders of the Company, "affiliates" of the Company for purposes of Rule 145 under the Securities Act. The Company shall use its best efforts to cause each person who is identified as an "affiliate" in the letter referred to above to deliver to Acquiror prior to the Effective Time a written agreement, in substantially the form attached hereto as Exhibit G, providing that each such person will agree not to sell, pledge, transfer or otherwise dispose of the shares of Acquiror Common Stock to be received by such person in the Merger except in compliance with the applicable provisions of the Securities Act. Prior to the Effective Time, the Company shall amend and supplement such letter and use its best efforts to cause each additional person who is identified as an "affiliate" to execute a written agreement in substantially the form of Exhibit G.

                  (b) As soon as practicable after the Mailing Date, Acquiror and the Company shall identify all shareholders of the Company who may be required to make certain representations and covenants such that the Merger will be treated as a reorganization within the meaning of Section 368 of the Code, and the Company shall use its best efforts to cause each of these shareholders to sign a written agreement containing such representations and covenants.

         9.10 Bank Merger Agreement. The Bank Merger Agreement shall have been duly authorized and approved by the Merging Bank so as to permit the Bank Merger to be consummated as contemplated thereby.

         9.11 Consents Under Agreements. The consent, approval or waiver of each person whose consent or approval shall be required in order to permit the succession by the Surviving Corporation pursuant to the Merger or by the Acquiror-Bank pursuant to the Bank Merger Agreement to any obligation, right or interest of the Company or any of its Subsidiaries under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument shall have been obtained, except where the failure to obtain such consent, approval or waiver would not materially adversely affect the economic or business benefits of the transactions contemplated by this Agreement to Acquiror.

         9.12 Accountant's Letter. The Company shall have caused to be delivered to Acquiror letters from the Company's independent public accountants, Schenck & Associates, S.C. dated the date on which the Registration Statement shall become effective, and dated the Effective Time, and addressed to Acquiror and the Company, with respect to the Company's consolidated financial position and results of operation, and which describes procedures which shall be consistent with applicable professional standards for letters delivered by independent accountants in connection with comparable transactions.

         9.13 Approval by Affirmative Vote of Shareholders; Exercise of Dissenters' Rights. This Agreement and the Plan of Merger shall have been duly approved, confirmed and ratified by the requisite majority vote of the shareholders of the Company.

         9.14 Nonperforming Assets. At the end of each of the Company's fiscal quarters commencing December 31, 1997, the aggregate amount of all nonperforming assets does not exceed 0.5% of the Company's total assets.

                                  ARTICLE TEN

                           TERMINATION AND AMENDMENT

         10.01 Termination. This Agreement may be terminated and the Plan of Merger abandoned at any time prior to the filing of the Articles of Merger (whether before or after approval of this Agreement and the Plan of Merger by the shareholders of the Company):

                  (a) by written agreement between Acquiror and the Company authorized by a majority of the entire Board of Directors of each;

                  (b) by Acquiror, (i) provided Acquiror has used its best efforts to ensure that all of the conditions set forth in Articles Seven and Eight have been fulfilled, if any of the conditions set forth in Articles Seven or Nine hereof shall not have been fulfilled and shall not have been waived or shall have become impossible of fulfillment or (ii) if the Company shall have failed to perform and comply with, in all material respects, its agreements and covenants hereunder and such failure to perform or comply shall not have been remedied within thirty (30) days after receipt by the Company of notice in writing from the Acquiror, specifying the nature of such failure and requesting that it be remedied;

                  (c) by the Company, (i) provided the Company has used its best efforts to ensure that all of the conditions set forth in Articles Seven and Nine have been fulfilled, if any of the conditions set forth in Articles Seven or Eight hereof shall not have been fulfilled and shall not have been waived or shall have become impossible of fulfillment or (ii) if the Acquiror shall have failed to perform and comply with, in all material respects, its agreements and covenants hereunder and such failure to perform or comply shall not have been remedied within thirty (30) days after receipt by the Acquiror of notice in writing from the Company, specifying the nature of such failure and requesting that it be remedied;

                  (d) by either Acquiror or the Company if the Merger is not consummated on or before February 28, 1999, unless the failure to consummate shall be due to the failure of the party seeking to terminate to perform or observe the covenants and agreements of such party set forth herein; provided, however, that if the Requisite Regulatory Approvals have not been obtained due to a protest under the Community Reinvestment Act, such deadline shall automatically be extended to May 31, 1999;

                  (e) by Acquiror in the event the Acquiror Average Stock Price is $32.40 or less;

                  (f) by either Acquiror or the Company upon written notice to the other party (i) 90 days after the date on which any request for application shall have been withdrawn at the request or recommendation of the regulatory agency or governmental entity which must grant a Requisite Regulatory Approval, or a Requisite Regulatory Approval shall have been denied, unless within the 90-day period following such denial or withdrawal, a petition for rehearing or an amended application has been filed with the applicable regulatory agency or governmental entity, provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 10.01(f) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein; or (ii) if any court, regulatory agency or governmental entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the consummation of any of the transactions contemplated by this Agreement;

                  (g) by Acquiror if notice of changes to any of the Company's Disclosure Schedules is provided by the Company, and Acquiror reasonably determines that such changes would have a material adverse effect upon the business of the Company or its Subsidiaries if the transactions contemplated by this Agreement were consummated;

                  (h) by Acquiror within three weeks of receipt of the Environmental Survey pursuant to the provisions of Section 6.10(b) hereof in the event an Environmental Survey identifies an Environmental Condition, or by Acquiror if upon the Acquiror's request, the Company shall not have cured, abated, corrected or remedied an Environmental Condition to the satisfaction of the Acquiror prior to the Effective Time; or

                  (i) by the Company if notice of changes to any of Acquiror's Disclosure Schedules is provided by Acquiror and the Company reasonably determines that such changes would have a material adverse effect upon the business of Acquiror and its subsidiaries if the transactions contemplated by this Agreement were consummated.

                  (j) by the Company, if the Board of Directors of the Company shall determine in good faith and in the exercise of reasonable judgment (based on the advice of independent financial advisors and counsel) that a bona fide, written and unsolicited proposal or offer made by a corporation (excluding the Acquiror or any of its Subsidiaries or affiliates), partnership, person, other entity, or group (as defined in Section 13(d)(3) of the Exchange Act) with respect to an Acquisition Proposal is more favorable to the Company and its shareholders than the transactions contemplated hereby.

                  (k) by the Acquiror, if a Company Purchase Event as defined in Section 10.03(b) occurs prior to the termination of this Agreement.

         10.02 Effect of Termination. In the event this Agreement and the Plan of Merger are terminated as provided herein, this Agreement and the Plan of Merger shall become void and of no further force and effect without any liability on the part of the terminating party or parties or their respective shareholders, directors or officers; provided, however, that Sections 4.04, 5.05, 10.02, 10.03, 12.06 and 12.13 of this Agreement shall survive any such termination and, except if the Company pays the Acquiror the Fee, as defined in
Section 10.03(a), and expenses under Section 12.06, that no party shall be relieved or released from any liability or damages arising out of its willful breach of any provision of this Agreement. In the event of termination of this Agreement, written notice thereof and the reasons therefor shall be given to the other parties by the terminating party.

         10.03    Fee.

                  (a) The Company hereby agrees to pay Acquiror and Acquiror shall be entitled to receipt of a fee (the "Fee") of $875,000 in the event of:

                          (i)     termination by the Company as provided in
                                  Section 10.01(j);

                          (ii)    termination by the Acquiror as provided in
                                  Section 10.01(k);

                          (iii) the Merger contemplated herein not being consummated because the Company materially breaches its obligations under this Agreement; or

                          (iv) following the occurence of a Company Purchase Event as defined in Section 10.03(b), at any time within twelve (12) months of the date of termination of this Agreement pursuant to Sections 10.01(b)(ii), 10.01(g), by the
                                  Company pursuant to Section 10.01(f)(i) or pursuant to Section 10.01(b)(i) because the condition of Section 9.13 is not satisfied.

         Such payment shall be made in immediately available funds within five business days after delivery of notice of entitlement by Acquiror.

                  (b) The term "Company Purchase Event" shall mean any of the following events, or the Company or any of its Subsidiaries agreeing to, orally or in writing, to enter into an agreement relating to any of the following events:

                      (i) the acquisition by any person, other than Acquiror or any of its subsidiaries, alone or together with such person's affiliates and associates or any group, of beneficial ownership of 25% or more of the Company Common Stock (for purposes of this Subsection (b)(i), the terms "group" and "beneficial ownership" shall be as defined in
                             Section 13(d) of the Exchange Act and regulations promulgated thereunder and as interpreted thereunder);

                      (ii) a merger, consolidation, share exchange, business combination or any other similar transaction involving the Company or the Merging Bank, other than a transaction involving the Acquiror or any of its Subsidiaries;

                    (iii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 50% or more of the assets of the Company or the Merging Bank, in a single transaction or series of transactions, other than a transaction involving the Acquiror or any of its Subsidiaries; or

                      (iv) the Board of Directors of the Company does not recommend approval of the Reorganization to their shareholders and the transactions contemplated thereby unless Acquiror has materially breached its representations, warranties or covenants provided herein and has not attempted to cure such breach to the reasonable satisfaction of the Company.

                  (c) The Company shall notify Acquiror promptly in writing of its knowledge of the occurrence of any Company Purchase Event; provided, however, that the giving of such notice by the Company shall not be a condition to the right of Acquiror to the Fee.

                  (d) Notwithstanding Section 12.13 and any provision in this Agreement to the contrary, payment by the Company to the Acquiror of the Fee and expenses (as provided in Section 12.06) shall relieve the Company of any claim for damages by the Acquiror or any other remedy.


                                 ARTICLE ELEVEN

                      MODIFICATIONS, AMENDMENTS AND WAIVER

         11.01 Modifications, Amendments and Waiver. At any time prior to the Effective Time and before or after shareholder approval of this Agreement and the Plan of Merger by the Company's shareholders, the Company and Acquiror may (a) by written agreement executed by a duly authorized officer of each, extend the time for the performance of any of the obligations or other acts of the parties hereto, (b) by written notice executed by a duly authorized officer of the party adversely affected waive compliance in whole or in part with any of the covenants, agreements or conditions contained in this Agreement or the Plan of Merger, or (c) by written agreement executed by a duly authorized officer of each, make any other amendment or modification of this Agreement or the Plan of Merger; provided, however, that, after Company shareholder approval of this Agreement, no such extension, waiver, amendment or modification shall adversely affect the amount of the consideration to be received in the Merger by the shareholders of the Company. Any such extension, waiver, amendment or modification shall be conclusively evidenced by the execution and delivery of the same by the President or any Executive Vice President in the case of Acquiror, or the President or any Vice President in the case of the Company, attested to by the Secretary or Assistant Secretary of each party. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect such party's right at a later time to enforce the same. No waiver by any party of any condition or of the breach of any term contained in this Agreement or the Plan of Merger, whether by conduct or otherwise, in any one or more instances shall be deemed to be or construed as a further or continuing waiver of any such condition or a waiver of any other condition or of the breach of any other term of this Agreement or the Plan of Merger.

                                 ARTICLE TWELVE

                                 MISCELLANEOUS

         12.01 Closing. A closing (the "Closing") of the transactions provided for herein shall take place on a date chosen by mutual agreement of the Company and Acquiror, upon the satisfaction or waiver of all of the conditions to the Merger set forth herein and in the Plan of Merger but in no event later than the last business day of the month in which all conditions to the Merger set forth herein and in the Plan of Merger have been satisfied or waived (the "Closing Date"), at the offices of Michael Best & Friedrich in Milwaukee, Wisconsin. At the Closing, the parties will exchange the certificates, opinions and other documents called for herein. Subject to the terms and conditions hereof, consummation of the Merger in the manner described herein shall be accomplished as soon as practicable after the exchange of the documents at the Closing has been completed.

         12.02 Articles of Merger. Subject to the provisions of this Agreement, on the Closing Date, as herein defined, the Articles of Merger shall be signed, verified and affirmed as required by the WBCL and duly filed with the WDFI.

         12.03 Further Acts. Each of the parties (a) shall perform such further acts and execute such further documents as may be reasonably required to effect the Merger (including, without limitation, the certification, execution, acknowledgement and filing of the Plan of Merger) and to effect the Bank Merger, and (b) shall use all reasonable efforts to satisfy or obtain the satisfaction of the conditions set forth in Articles Seven, Eight and Nine hereof.

         12.04 Notices. All documents, notices, requests, demands and other communications that are required or permitted to be delivered or given under this Agreement and the Plan of Merger shall be in writing and shall be deemed to have been duly delivered or given upon the delivery or mailing thereof, as the case may be, if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid:

                  (a)     if to the Company, to:
                             Allan T. Bach
                             President and Chief Executive Officer
                             Reliance Bancshares, Inc.
                             3140 South 27th Street
                             Milwaukee, Wisconsin 53215

                          with a copy to:
                             Christopher J. Zinski
                             Schiff Hardin & Waite
                             7300 Sears Tower
                             Chicago, Illinois 60606

                  (b)     and if to Acquiror to:
                             Mr. Thomas R. Perz
                             President and Chief Executive Officer
                             St. Francis Capital Corporation
                             13400 Bishops Lane, Suite 350
                             Brookfield, Wisconsin 53005-6203

                          with a copy to:
                             W. Charles Jackson
                             Michael Best & Friedrich LLP
                             100 East Wisconsin Avenue
                             Milwaukee, Wisconsin  53202

or to such other person or address as a party hereto shall specify hereunder.

         12.05 Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, prior to the Effective Time, Acquiror shall be entitled to revise the structure of the Merger and related transactions, provided however, that the transactions comprising such revised structure shall not delay the Closing Date or prevent the Merger from being deemed a reorganization within the meaning of Section 368 of the Code and that Acquiror shall bear the costs of effecting any such revision. This Agreement and any related documents shall be appropriately amended in order to reflect any such revised structure.

         12.06 Expenses. Unless otherwise specifically referred herein, the Company and Acquiror each shall pay all of their own fees and expenses incident to the negotiation, preparation, execution and performance of this Agreement, the Bank Merger Agreement and the Shareholders Meeting, including the fees and expenses of their own counsel, accountants, investment bankers and other experts, whether or not the transactions contemplated by this Agreement are consummated, except that the parties agree to divide equally the costs of printing the Registration Statement and the Proxy Statement/Prospectus and the cost of filing the Registration Statement with the SEC and listing the additional shares of Acquiror Common Stock with NASDAQ; provided, however, in the event this Agreement is terminated by either party hereto pursuant to Sections 10.01(b)(i) or (c)(i) because the condition in Section 8.06 shall not have been fulfilled, or pursuant to Sections 10.01(b), (c), (g), (h) or (i), or in the event the Company is obligated to pay the Acquiror the Fee pursuant to
Section 10.03, the terminating party shall be entitled to recover from the other party the actual fees and expenses incurred by the terminating party incident hereto provided, however, that in no event will either party be required to reimburse the other for its fees and expenses in excess of $80,000.

         12.07 Nonsurvival of Representations and Warranties. All representations, warranties and agreements in this Agreement or in any instrument delivered by the Company or the Acquiror pursuant to or in connection with this Agreement shall expire at the Effective Time, except that the agreements of the parties which by their terms are to be performed in whole or in part after the Effective Time shall survive the Effective Time, shall be enforceable only by the parties hereto, but shall not create any third party beneficiary rights.

         12.08 Discussions With Other Banks, Bank Holding Companies, Savings Associations and Bank-Related Businesses. Acquiror now or in the future may be discussing possible acquisition of other financial institutions or their holding companies or bank-related businesses but such discussions, if any, are preliminary in nature and there can be no assurance at this time that agreements for affiliation will be reached, or if reached, will be consummated. However, it is agreed that additional financial institutions or their holding companies or bank-related businesses may become affiliated with or acquired by Acquiror prior to, concurrently with, or after the date hereof, on such terms as Acquiror and any such other financial institutions or their holding company or bank-related businesses may in their discretion agree. Acquiror agrees that no such affiliation or acquisition shall result in the undue delay in the affiliation of Acquiror and the Company.

         12.09 Entire Agreement. This Agreement (including the Acquiror and Company disclosure schedules and Exhibits attached hereto and as subsequently may be amended pursuant to the terms hereof), the Plan of Merger and the Bank Merger Agreement constitute the entire agreement and understanding of the parties with respect to the transactions contemplated hereby and thereby, supersede any and all prior agreements and understandings relating to the subject matter hereof and thereof and may not be modified, amended or terminated except in writing signed by each of the parties hereto.

         12.10 Governing Law. This Agreement, the Plan of Merger and the Bank Merger Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Wisconsin as such laws are applied to contracts entered into to be performed entirely within Wisconsin.

         12.11 Binding Effect and Parties in Interest. This Agreement and the Plan of Merger may not be assigned by any party hereto without the written consent of the other parties. This Agreement and the Plan of Merger shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement and the Plan of Merger otherwise than as specifically provided herein.

         12.12 Captions. The caption headings of the Articles, Sections and subsections of this Agreement are for convenience of reference only and are not intended to be, and should not be construed as, a part of this Agreement or the Plan of Merger.

         12.13    Relief Due to Breach.

                  (a) Notwithstanding anything in this Agreement to the contrary and except as provided below, the Company and its Subsidiaries and Acquiror and its subsidiaries agree that irreparable damage would occur in the event that the provisions of this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that each of the Acquiror and the Company shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

                  (b) If this Agreement is terminated by reason of a willful breach by the Company or any of its Subsidiaries, then the Company or any of its Subsidiaries shall be liable to the Acquiror for all actual, consequential and incidental damages suffered by the Acquiror arising from such willful breach.

                  (c) If this Agreement is terminated by reason of a willful breach by the Acquiror or any of its subsidiaries, then Acquiror or its subsidiaries shall be liable to the Company for all actual, consequential and incidental damages suffered by the Company arising from such willful breach.

         12.14 Invalidity. If any provision is invalid or unenforceable, the parties hereto shall use their best efforts to modify or amend the provision to be valid and enforceable and to properly reflect the intention of the parties in the first instance.

         12.15 Publicity. Except as otherwise required by law, so long as this Agreement is in effect, neither Acquiror nor the Company shall, nor shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other written statement for general circulation with respect to the transactions contemplated by this Agreement, without the consent of the other party, which consent shall not be unreasonably withheld.

         12.16 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original instrument and all of which together shall constitute a single agreement.

         IN WITNESS WHEREOF, each of the parties hereto has duly executed this Agreement as of the date set forth hereafter.


                                        ST. FRANCIS CAPITAL CORPORATION



Dated:  June 30, 1998     By:
                               ------------------------------------------------
                                        Thomas R. Perz, President and Chief
                                        Executive Officer



                               Attest:
                                        ---------------------------------------



                                        RELIANCE BANCSHARES, INC.



Dated:    June 30, 1998   By:
                               ------------------------------------------------
                                        Allan T. Bach, President and Chief
                                        Executive Officer



                               Attest:
                                        ---------------------------------------

                                                                       EXHIBIT B



                        AGREEMENT AND PLAN OF MERGER


         This Agreement and Plan of Merger (the "Plan of Merger") is made and entered into as of September 22, 1998, between St. Francis Capital Corporation, a Wisconsin corporation ("Acquiror"), and Reliance Bancshares, Inc., a Wisconsin corporation (the "Company"). Acquiror and the Company are hereinafter sometimes collectively referred to as the "Constituent Corporations."


                                  RECITALS

         Acquiror is a corporation duly organized, validly existing and in good standing under the laws of the State of Wisconsin. As of the date hereof, the authorized capital stock of Acquiror consists of 12,000,000 shares of common stock, $.01 par value per share ("Acquiror Common Stock"), of which 5,186,683 shares were issued and outstanding at June 30, 1998; and 6,000,000 shares of Preferred Stock, $1.00 par value per share, of which none are outstanding as of the date hereof.

         The Company is a corporation duly organized and validly existing under the laws of the State of Wisconsin. As of the date hereof, the authorized capital stock of the Company consists of 6,000,000 shares of Company common stock, $1.00 par value per share ("Company Common Stock"), of which 2,562,344 shares were issued and 2,403,701 more outstanding at June 30, 1998; and 2,000,000 shares of Preferred Stock, $1.00 par value per share, of which none are outstanding as of the date hereof.

         Acquiror and the Company have entered into an Agreement and Plan of Reorganization, dated June 30, 1998 (the "Agreement"), setting forth certain representations, warranties, covenants and agreements in connection with the transactions therein and herein contemplated and which contemplates the merger of the Company with and into Acquiror (the "Merger") in accordance with this Plan of Merger.

         Immediately following the Merger or as soon as practicable thereafter, Acquiror and the Company intend that Reliance Savings Bank, a wholly-owned subsidiary of the Company (the "Merging Bank"), shall merge (the "Bank Merger" and such transaction together with the Merger, the "Reorganization") with and into St. Francis Bank, F.S.B., a wholly-owned subsidiary of Acquiror ("Acquiror-Bank").

         The respective Boards of Directors of the Company and Acquiror deem the Merger advisable and in the best interest of each such corporation and their respective shareholders. The respective Boards of Directors of the Company and Acquiror, by resolutions duly adopted, have approved the Agreement and Plan of Merger and the transactions contemplated thereby and hereby, and the Agreement and Plan of Merger have been submitted to and approved by the requisite vote of the Company's shareholders.

         Therefore, in consideration of the premises and the mutual covenants and agreements contained herein, Acquiror and the Company hereby covenant and agree as follows:


                                  ARTICLE I

         1.01 Merger of the Company into Acquiror. The Company shall be merged with and into Acquiror at the Effective Time (as defined in Section 1.02) in accordance with the applicable provisions of the Wisconsin Business Corporation Law (the "WBCL") and on the terms and subject to the conditions contained in the Agreement. Simultaneously with the effectiveness of the Merger, (a) the separate existence of the Company shall cease, and (b) Acquiror, as the surviving corporation (the "Surviving Corporation"), shall continue to exist under and be governed by the WBCL.

         1.02 Effective Time. The Merger shall be consummated upon the filing of appropriate Articles of Merger with the Wisconsin Department of Financial Institutions ("WDFI") in the form and manner required by the WBCL. The close of business on the date on which such Articles of Merger shall have been filed is herein referred to as the "Effective Time," unless some other date is agreed upon by Acquiror and the Company. Unless otherwise mutually agreed upon in writing by the parties, and subject to the terms and conditions hereof, the Effective Time shall occur on the Closing Date (as defined in Section 12.01 of the Agreement) or the next succeeding business day thereafter.

         1.03    Effect of the Merger.  Upon the Effective Time:

                 (a) The separate existence of the Company shall cease and be merged with and into Acquiror, as the Surviving Corporation, which shall possess all of the rights, privileges, immunities, powers and franchises of a public as well as of a private nature, and shall be subject to all of the restrictions, disabilities and duties, of each of the Company and Acquiror; and all singular rights, privileges, immunities, powers and franchises of each of the Company and Acquiror, and all property, real, personal and mixed, and all debts due to either the Company or Acquiror in whatever amount, including subscriptions to shares, and all other things in action or belonging to each of the Company and Acquiror shall be vested in the Surviving Corporation; and all property, rights, privileges, immunities, powers and franchises, and all and every interest, shall be thereafter as effectually the property of the Surviving Corporation as they were of the Company and Acquiror and the title to any real estate, or interest therein, vested by deed or otherwise, in either of the Company and Acquiror shall not revert or be in any way impaired by reason of the Merger.

                 (b) All rights of creditors and all liens upon any property of the Company or Acquiror shall be preserved unimpaired and all debts, liabilities and duties of the Company or Acquiror shall thenceforth attach to the Surviving Corporation and may be enforced against the Surviving Corporation to the same extent as if said debts, liabilities and duties had been incurred or contracted by it, provided, however, that all such liens shall attach only to those assets to which they were attached prior to the Effective Time.

                 (c) Any action or proceeding, whether civil, criminal or administrative, instituted, pending or threatened by or against either the Company or Acquiror or relating to their assets, liabilities or shares of common stock shall be prosecuted as if the Merger had not taken place, and the Surviving Corporation may be substituted as a party in such action or proceeding in place of the Company.

         1.04 Additional Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any further assignments or assurances in law or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its rights, title or interest in, to or under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger, or (b) otherwise carry out the purposes of the Agreement and this Plan of Merger, the Company and its proper officers and directors shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation and otherwise to carry out the purposes of the Agreement and this Plan of Merger; and the proper officers and directors of the Surviving Corporation are fully authorized in the name of the Company or otherwise to take any and all such action.


                                 ARTICLE II

         2.01 Name. The name of the Surviving Corporation shall be "St. Francis Capital Corporation."

         2.02 Articles of Incorporation. The Articles of Incorporation of Acquiror, as in effect immediately prior to the Effective Time shall, from and after the Effective Time, be and continue to be the Articles of Incorporation of the Surviving Corporation until the same are duly amended in accordance with applicable law.

         2.03 Bylaws. The Bylaws of Acquiror, as in effect immediately prior to the Effective Time shall, from and after the Effective Time, be and continue to be the Bylaws of the Surviving Corporation until the same are amended as provided therein or provided in the Articles of Incorporation of the Surviving Corporation.

         2.04 Officers and Directors. On and after the Effective Time, the officers and directors of the Surviving Corporation shall be the persons serving in such positions of Acquiror immediately prior to the Effective Time.


                                 ARTICLE III

         3.01 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, the Company or the holder of any of the following securities, the shares of Acquiror and the Company shall be converted as follows:

                 (a) Each share of the common stock, $.01 par value per share ("Acquiror Common Stock"), of Acquiror issued and outstanding immediately prior to the Effective Time shall remain outstanding and shall be unchanged after the Merger; and

                 (b) Each share of the common stock, $1.00 par value per share ("Company Common Stock"), of the Company issued and outstanding immediately prior to the Effective Time (other than any shares held by the Company as treasury shares or owned by Acquiror or any of its wholly-owned subsidiaries, but in each case other than Trust Account Shares or DPC Shares (each as defined below), which shall be canceled, and other than any Dissenting Shares (as defined in Section 3.05(a) hereof)) shall cease to be outstanding and shall be converted into and become, as the holder thereof shall elect or be deemed to have elected pursuant to Section 3.02(f) but subject to all the provisions of
         Section 3.02(g), (h) and (i) hereof;

                          (1) The right to receive an amount in cash (the "Per Share Cash Distribution") equal to:

                                  (a)      $10.00, if the Acquiror Average
                          Stock Price as calculated herein is between $32.41 and $40.00;

                                  (b)      an amount equal to .250 of the
                          Acquiror Average Stock Price, if the Acquiror Average Stock Price as calculated herein is between $40.01 and $42.00;

                                  (c)      $10.50, if the Acquiror Average
                          Stock Price as calculated herein is between $42.01 and $45.74;

                                  (d)      an amount equal to .2295 of the
                          Acquiror Average Stock Price, if the Acquiror Average Stock Price as calculated herein is $45.75 or more;

                                  (e)      If the Acquiror Average Stock Price
                          is $32.40 or less, then the Acquiror has the option of completing the Merger using a Per Share Cash Distribution of $10.00 or terminating the Agreement pursuant to Section 10.01(e) of the Agreement; or

                          (2) the right to receive the following (the "Per Share Stock Distribution):

                                  (a) if the Acquiror Average Stock Price as
                          calculated hereunder is between $32.41 and $40.00, a fractional share of Acquiror Common Stock as determined by a fraction the numerator of which is $10.00 and the denominator of which is the Acquiror Average Stock Price;

                                  (b)  if the Acquiror Average Stock Price is
                          between $40.01 and $42.00, .250 shares of Acquiror Common Stock;





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                                  (c)  if the Acquiror Average Stock Price is
                          between $42.01 and $45.74 per share, a fractional share of Acquiror Common Stock as determined by a fraction the numerator of which is $10.50 and the denominator of which is the Acquiror Average Stock Price;

                                  (d)  if the Acquiror Average Stock Price is
                          $45.75 or more, .2295 shares of Acquiror Common
                          Stock;

                                  (e)  if the Acquiror Average Stock Price is
                          $32.40 or less, then the Acquiror has the option of completing the Merger using a modification of the Per Share Stock Distribution equal to a fractional share of Acquiror Common Stock as determined by a fraction the numerator of which is $10.00 and the denominator of which is the Acquiror Average Stock Price or terminating the Agreement pursuant to the provisions of Section 10.01(e) of the Agreement.

                 (c) If subsequent to the date of this Agreement but prior to the Effective Time, Acquiror should split or combine its common stock, or pay a dividend or other distribution in such common stock, then the Per Share Stock Distribution shall be appropriately adjusted to reflect such split, combination, dividend or distribution.

                 (d) "Acquiror Average Stock Price" means the average (rounded to the nearest whole cent) of the last sale price of the day of one share of Acquiror Common Stock as reported in The Wall Street Journal for the ten consecutive trading days ending on the fifth business day preceding the Effective Time, or in the absence of such report for any trading day in The Wall Street Journal, the last sale price reported for such trading day by NASDAQ, the automated quotation system of the National Association of Securities Dealers, Inc., or in the absence thereof the mean of the reported closing bid and asked quotations on such trading day as reported in The Wall Street Journal or in the absence thereof, by NASDAQ; or in the absence thereof from such other source upon which Acquiror and the Company shall mutually agree.

                 (e) At the Effective Time, all shares of Company Common Stock that are owned by the Company as treasury stock and all shares of Company Common Stock that are owned directly or indirectly by Acquiror or the Company or any of their respective wholly-owned subsidiaries (other than shares of Company Common Stock held directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity that are beneficially owned by third parties (any such shares, and shares of Acquiror Common Stock which are similarly held, whether held directly or indirectly by Acquiror or the Company or any of their respective wholly-owned subsidiaries, as the case may be, being referred to herein as "Trust Account Shares"), and other than any shares of Company Common Stock held by Acquiror or the Company or any of their respective wholly-owned subsidiaries in respect of a debt previously contracted (any such shares of Company Common Stock, and shares of Acquiror Common Stock which are similarly held, whether held directly or indirectly by Acquiror or the Company or any of their respective wholly-owned subsidiaries, being referred to herein as "DPC Shares")) shall be cancelled and shall cease to exist and no stock of Acquiror or other consideration shall be delivered in exchange therefor. All shares of Acquiror Common Stock that are owned by the Company or any of its wholly- owned subsidiaries (other than Trust Account Shares and DPC Shares) shall become treasury stock of Acquiror.

                 (f) There shall be included with each share of Acquiror Common Stock issued in the Merger an equal number of any share purchase rights (the "Rights") issued pursuant to the Rights Agreement (as defined in Section 2.03 of the Agreement). All references in this Merger Agreement to Acquiror Common Stock to be received pursuant to the Merger should be deemed to include the Rights.

         3.02    Election Procedures.

                 (a) On a date at least 30 days prior to the anticipated Closing Date or on such other date as the Company and Acquiror may mutually agree ("Mailing Date"), the Exchange Agent (as defined below) shall mail to each holder of record of the Company Common Stock, as of three business days prior to the Mailing Date, an election form, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to certificates previously representing the Company Common Stock shall pass only upon delivery of such certificate to the Exchange Agent) and other appropriate transmittal materials ("Election Form"). "Exchange Agent" means Firstar Trust Co. or such other bank or trust company selected by Acquiror, and acceptable to the Company, to effect the exchange of certificates. The Mailing Date may be the date of mailing of the Proxy Statement/Prospectus, as defined in Section 6.01 of the Agreement.

                 (b) An Election Form shall specify the method by which the amount of the Per Share Cash Distribution will be calculated and the method by which the Per Share Stock Distribution will be calculated, and shall permit holders (or in the case of nominee record holders, the beneficial owner through proper instructions and documentation), except for the Reliance Savings Bank Employee Stock Ownership Plan (the ESOP") which shall receive the Per Share Cash Distribution in exchange for its shares of Company Common Stock, to elect to receive (A) the Per Share Cash Distribution with respect to a specified number of shares of Company Common Stock (the "Cash Election Shares"), (B) the Per Share Stock Distribution with respect to a specified number of shares of Company Common Stock (the "Stock Election Shares"), or (C) indicate that such holder makes no election with respect to a specified number of shares of Company Common Stock (the "No Election Shares"). Each holder of shares of Company Common Stock may elect to receive either the Per Share Cash Distribution or the Per Share Stock Distribution for each share of Company Common Stock held. However, each individual beneficial owner of shares of Company Common Stock may only choose a combination of the Per Share Cash Distribution and the Per Share Stock Distribution relating to all of the shares of Company Common Stock beneficially owned by him, her or it, if he, she or it chooses the Per Share Stock Distribution for a sufficient number of shares to result in the issuance of at least 50 shares of Acquiror Common Stock. If the Exchange Agent determines that the above share limit has not been complied with, the shares of Company Common Stock to which the improper election has been made shall be deemed No Election Shares.

                 (c) Any shares of Company Common Stock with respect to which the holder thereof shall not, as of the Election Deadline (as defined below), have made such an election by submission to the Exchange Agent of an effective, properly completed Election Form shall be deemed to be No Election Shares. "Election Deadline" means 4:00 p.m., Milwaukee time, on a day 30-45 days following the Mailing Date, but which also shall be at least one business day prior to the date of the Shareholders Meeting (as defined in Section 5.01 of the Agreement). Acquiror shall make an Election Form available to all persons who become holders of Company Common Stock between the date three business days prior to the Mailing Date and the close of business on the day prior to the Election Deadline, and the Company will provide to the Exchange Agent in a timely manner all information necessary to comply with this provision.

                 (d) Any Dissenting Shares shall be deemed Cash Election Shares, and with respect to such shares, the holders thereof shall in no event be deemed to hold Stock Designee Shares (defined below).

                 (e) Any election as between the Per Share Cash Distribution or the Per Share Stock Distribution shall have been properly made only if the Exchange Agent shall have received a properly completed Election Form by the Election Deadline. An Election Form will be properly completed only if accompanied by certificates representing all shares of the Company Common Stock covered thereby. An Election Form may be revoked or changed by the person submitting such Election Form to the Exchange Agent by written notice to the Exchange Agent, provided such notice is received by the Exchange Agent at or prior to the Election Deadline. All Election Forms shall be deemed revoked if the Exchange Agent is notified in writing by Acquiror or the Company that this Agreement has been terminated. The certificate or certificates representing the Company Common Stock relating to any revoked Election Form shall be promptly returned without charge to the person submitting such Election Form to the Exchange Agent. The Exchange Agent shall have reasonable discretion to determine when any election, modification or revocation is received and whether any such election, modification or revocation has been properly made.

                 (f) The aggregate amount of consideration, including amounts payable in respect of Dissenting Shares and amounts paid in lieu of fractional shares ("Consideration"), to be received by the Company shareholders in exchange for their Company Common Stock shall consist of cash and Acquiror Common Stock, to be determined as follows:

                 (1) the aggregate amount of Consideration that shall be payable to Company shareholders, including the ESOP, in cash (the "Cash Amount") shall be no greater than 40% of the aggregate value of all of the Consideration to be issued or paid in connection with the Merger;

                 (2) the total number of shares of Acquiror Common Stock to be issued in connection with the Merger (the "Stock Amount") shall be that number of whole shares of Acquiror Common Stock that has an aggregate value, valuing such stock at the Acquiror Average Stock Price for this purpose, at least equal to 60.0%, of the aggregate value of all of the Consideration to be issued or paid in connection with the Merger;

                 (3) the calculation of the aggregate amount of Consideration, the Cash Amount and the Stock Amount shall be made by Acquiror. The relative percentages that the Cash Amount (i.e. 0% to 40.0%) and the Stock Amount (i.e. 60.0% to 100%) bear to the aggregate amount of Consideration to be issued or paid in connection with the Merger shall be determined as follows:

                      (i) The aggregate value of the Cash Amount shall be 40.0% or less of the aggregate amount of Consideration and shall be determined by multiplying the Per Share Cash Distribution by the number of Cash Election Shares and No Election Shares converted to a right to receive the Per Share Cash Distribution;

                      (ii) The aggregate value of the Stock Election Shares, valuing each such Stock Election Share as the product of the Acquiror Average Stock Price multiplied by the Per Share Stock Distribution, shall be 60.0% or more of the aggregate value of all of the Consideration to be issued or paid in connection with the Merger, with the Stock Amount being equal to the number of whole shares of Acquiror Common Stock to be issued or paid in connection with the Merger; and

                 (g) Within five business days after the Effective Time, the Exchange Agent shall effectuate the allocation among holders of the Company Common Stock of the right to receive the Cash Election Shares and/or the Stock Election Shares in the Merger in accordance with the Election Form as follows:

                          (i) if the number of shares of Acquiror Common Stock that would be issued upon conversion in the Merger of the Stock Election Shares is less than the Stock Amount, then

                                           (A)  all shares of Company Common
                                           Stock electing Stock Election Shares
                                           will be converted into the right to
                                           receive the Per Share Stock
                                           Distribution,

                                           (B)  subject to Section 3.02(d), the
                                           Exchange Agent will select first
                                           from among the No Election Shares,
                                           by random selection, and then (if
                                           necessary) from among the Cash
                                           Election Shares, pro rata in
                                           accordance with the number of shares
                                           of Company Common Stock beneficially
                                           owned by each Company shareholder
                                           and designated as Cash Election
                                           Shares ("Stock Designee Shares"), in
                                           each case subject to the requirement
                                           for issuance pursuant to Section
                                           3.06(b) of at least 50 shares of
                                           Acquiror Common Stock to each
                                           recipient thereof, such that the
                                           number of Stock Designee Shares
                                           will, when added to the number of
                                           Stock Election Shares, equal the
                                           minimum Stock Amount percentage, and
                                           the appropriate number of Stock
                                           Designee Shares will be converted
                                           into the right to receive the Per
                                           Share Stock Distribution (provided,
                                           however, that no particular holder
                                           of Cash Election Shares will be
                                           required to designate all or a
                                           portion of his, her or its Cash
                                           Election Shares as Stock Designee
                                           Shares if such designation would
                                           threaten satisfaction of any of the
                                           conditions to the consummation of
                                           the Merger set forth in Article
                                           Seven of the Agreement), and





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
                                           (C)  Cash Election Shares and the No
                                           Election Shares not designated Stock
                                           Designee Shares will be converted
                                           into the right to receive the Per
                                           Share Cash Distribution; or

                          (ii) if the number of shares of Acquiror Common Stock that would be issued upon conversion of the Stock Election Shares is equal to or greater than the Stock Amount, then all shares of Company Common Stock electing Stock Election Shares will be converted into the right to receive the Per Share Stock Distribution and all Cash Election Shares and No Election Shares will be converted into the right to receive the Per Share Cash Distribution.

                 (h) The random selection process to be used by the Exchange Agent to select among the No Election Shares shall be as the Exchange Agent deems equitable, or as may be mutually determined by the Company and Acquiror and as shall be further described in the Election Form. The pro rata process to be used by the Exchange Agent to designate Stock Designee Shares in order to reach the Stock Amount shall be based on the proportion that the number of Cash Election Shares beneficially owned by each Company shareholder, bears to the total number of Cash Election Shares (excluding Dissenting Shares).

                 (i) The extent to which elections by holders of Company Common Stock will be accommodated will depend upon the respective number of shares of Company Common Stock electing cash or stock (or making no election). Accordingly, a holder of shares of Company Common Stock who elects cash, or a combination of cash and shares of Acquiror Common Stock, may instead receive just shares of Acquiror Common Stock, or a combination of cash and shares of Acquiror Common Stock, or a different combination of cash and shares of Acquiror Common Stock. In addition, if so directed by the Acquiror, the Exchange Agent may alter the selection and pro rata process in order to ensure that all of the conditions to consummation of the Merger set forth in Article Seven of the Agreement may be complied with.

         3.03    Exchange Procedures.

                  (a) At the Effective Time, there shall be issued the Stock Amount and the amount of cash payable in the Merger ("Exchange Fund"). Upon completion of the allocation procedures described above, Acquiror shall, if necessary, issue to the Exchange Agent any additional shares of Acquiror Common Stock in exchange for cash or issue to the Exchange Agent any additional cash in exchange for Acquiror Common Stock.

                 (b) After the Effective Time, each previous holder of a certificate that, prior to the Effective Time, represented the Company Common Stock ("Certificate") that prior thereto surrendered or thereafter surrenders such a Certificate to the Exchange Agent will, upon acceptance thereof by the Exchange Agent, be entitled to a certificate or certificates representing the number of full shares of Acquiror Common Stock and/or the amount of cash into which the Certificate surrendered shall have been converted pursuant to this Agreement and, if such holder's Company Common Stock has been converted into Acquiror Common Stock, any other distribution theretofore declared and not yet paid with respect to the Acquiror Common Stock issuable in the Merger, in each case without interest. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of Acquiror Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the persons entitled thereto. No dividends or other distributions payable after the Effective Time with respect to Acquiror Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall duly surrender such Certificate in accordance with this Article Three. After the surrender of a Certificate in accordance with this Article Three, the record holder thereof shall be entitled to receive any dividends or other distributions, with any interest thereon, which became payable with respect to the shares of Acquiror Common Stock represented by such Certificate after the Effective Time but on or before the time of such surrender. No holder of an unsurrendered Certificate shall be entitled, until the surrender of such Certificate, to vote the shares of Acquiror Common Stock into which his or her Company Common Stock shall have been converted.

                 (c) The Exchange Agent shall accept such certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with customary exchange practices. Each outstanding certificate that, prior to the Effective Time, represented Company Common Stock shall, except as otherwise provided in this Agreement and until duly surrendered to the Exchange Agent, be deemed to evidence ownership of the consideration into which such Company Common Stock shall have been converted. After the Effective Time, there shall be no further transfer on the records of the Company of certificates representing Company Common Stock, and if such certificates are presented to the Company for transfer, they shall be canceled against delivery of the consideration provided therefor in this Agreement. No dividends declared will be remitted to any person entitled to receive Acquiror Common Stock under this Agreement until such person surrenders the certificate or certificates representing Company Common Stock, at which time such dividends shall be remitted to such person, without interest and less any taxes that may have been imposed thereon. Neither the Exchange Agent, Acquiror nor the Company shall be liable to any holder of Company Common Stock for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Acquiror and the Exchange Agent shall be entitled to rely upon the stock transfer books of the Company to establish the identity of those persons entitled to receive consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of any shares of Company Common Stock, Acquiror and the Exchange Agent shall be entitled to deposit any consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

                 (d) If any certificate representing shares of Acquiror Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of Acquiror Common Stock in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

                 (e) Any portion of the Exchange Fund that remains unclaimed by the shareholders of the Company for six months after the Effective Time, including dividends received pursuant to section 3.03(b) and any interest paid on the Exchange Fund, shall be remitted back to Acquiror. Any shareholders of the Company who have not theretofore complied with this Article Three shall thereafter look only to Acquiror for payment for their shares of Company Common Stock. Notwithstanding the foregoing, neither the Acquiror, the Company, the Exchange Agent, or any other person shall be liable to any former holder of shares of Company Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

                 (f) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Acquiror, the posting by such person of a bond in such amount as Acquiror may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Acquiror Common Stock or cash and cash in lieu of fractional shares and unpaid dividends and distributions on Acquiror Common Stock deliverable in respect thereof pursuant to this Agreement.

         3.04 No Fractional Shares. Notwithstanding any other provision of this Agreement, neither certificates nor scrip for fractional shares of Acquiror Common Stock shall be issued in the Merger. Each holder of shares of Company Common Stock who otherwise would have been entitled to a fraction of a share of Acquiror Common Stock shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the Acquiror Average Stock Price. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share.

         3.05    Dissenting Shares.

                 (a) "Dissenting Shares" means any shares held by any holder who becomes entitled to payment of the fair value of such shares under the WBCL. Any holder of Dissenting Shares shall be entitled to payment for such shares only to the extent permitted by and in accordance with the provisions of the WBCL; provided, however, that if, in accordance with the WBCL, any holder of Dissenting Shares shall forfeit such right to payment of the fair value of such shares, such shares shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive cash and/or Acquiror Common Stock in accordance with the applicable provisions of this Agreement. If such holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) his or her right to such payment after the Effective Time, such shares of Company Common Stock of such holder shall be converted on a share by share basis into the right to receive the Per Share Cash Distribution and/or the Per Share Stock Distribution as the Acquiror shall determine.

                 (b) The Company shall give Acquiror prompt notice of any written objections to the Merger and any written demands for the payment of the fair value of any shares, withdrawals of such demands, and any other instruments received by the Company pursuant to the WBCL, and the opportunity to direct all negotiations and proceedings with respect to such demands under the WBCL. The Company shall not voluntarily make any payment with respect to any demands for payment of fair value and shall not, except with the prior written consent of Acquiror, settle or offer to settle any such demands.

         3.06 Withholding Rights. Acquiror shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as Acquiror is required under the Code or any provision of state, local or foreign tax law to deduct and withhold with respect to the making of such payment. Any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of which such deduction and withholding was made by Acquiror.

         3.07    Options.

         (a) The Acquiror shall, as of the Closing Date, convert the outstanding and unexercised options granted by the Company for the purchase of shares of Company Common Stock, whether or not the option is then exercisable under the terms of the Reliance Bancshares, Inc. 1997 Stock Option Plan (the "Option Plan"), into cash in an amount equal to the excess of the Per Share Cash Distribution over the exercise price of such option, multiplied by the number of shares subject to such option, and such cash, net of any amount that must be withheld for federal, state or local tax purposes, shall be paid to the holder of such option within five (5) business days of the Closing Date, whereupon such option shall terminate; provided that any holder of outstanding and unexercised options granted by the Company to purchase Company Common Stock who, by reason of their employment or other status with the Acquiror or Acquiror-Bank after the Closing Date, would be eligible to participate in the Acquiror's stock option plan may, on or prior to the Election Deadline, notify Acquiror as to whether such holder elects to have his or her options converted into options to purchase shares of Acquiror Common Stock, rather than into cash, at an exercise price as determined below:

                 (i) The number of shares of Acquiror Common Stock to be subject to the converted option shall be equal to the number of shares of Company Common Stock subject to the original option multiplied by a fraction determined by application of Section 3.01(b)(2) provided that any fractional shares of Acquiror Common Stock resulting from such multiplication shall be rounded down to the nearest whole share; and

                 (ii) The exercise price per share of Acquiror Common Stock under the converted option shall be equal to the exercise price per share of Company Common Stock under the original option divided by a fraction determined by application of Section 3.01(b)(2), provided that such exercise price shall be rounded up to the nearest cent.

                 (iii) The Acquiror agrees that a director of Reliance who becomes a member of the Advisory Board, as defined in Section 4.08 of the Agreement, shall be deemed an "Outside Director" under the terms of the Acquiror's option plan for purposes of being eligible to have any options to purchase shares of Company Common Stock which are converted, under (i) and (ii) above, into options for the purchase of Acquiror's Common Stock administered under the terms of Acquiror's plan.

         (b) The adjustment provided herein with respect to any options which are "incentive stock options" (as defined in Section 422 of the Code) shall be and is intended to be effected in a manner which is consistent with
Section 424(a) of the Code and is not intended as a modification of such option (as defined in section 424(h)(3) of the Code). The duration and other terms of the converted option shall be the same as the original option, except that all references to the Company shall be deemed to be references to Acquiror.

         (c) If Acquiror merges the Option Plan with its own option plan, each converted option shall be subject to the terms, benefits, rights and features of the Acquiror's option plan and the related agreement evidencing the grant of such option thereunder from and after the Closing Date.

         (d) All options which are issued and outstanding as of the date hereof under the terms of the Option Plan will become fully vested and exercisable as of the Closing Date.

         (e) The Surviving Corporation may, at its option, merge the Option Plan with its own plan or continue the Option Plan after the Effective Time provided that such merger or continuance shall not reduce the vesting credit earned by holders of converted options under the Option Plan prior to the Closing Date.

         3.08 Bank Merger. The Company and the Acquiror intend to take all action necessary and appropriate to cause, including causing the entering into of a merger agreement (the "Bank Merger Agreement"), pursuant to which the Acquiror-Bank and the Merging Bank shall merge immediately following the Merger or as soon as practicable thereafter with the Acquiror-Bank being the surviving bank ("Surviving Bank") thereof pursuant to the provisions of applicable law. At the effective time of the Bank Merger, the charter and by-laws of the Surviving Bank shall be the articles of association and by-laws of the Acquiror-Bank in effect immediately prior to the effective time of the Bank Merger. At the effective time of the Bank Merger, the directors and officers of the Surviving Bank shall be the directors and officers of the Acquiror-Bank immediately prior to the effective time of the Bank Merger, except that, provided the Surviving Bank can obtain all necessary regulatory approvals, one outside director of the Merging Bank, as selected by the Board of Directors of the Merging Bank, shall become a director of the Surviving Bank as soon as practicable after the effective date of the Bank Merger.


                                 ARTICLE IV

         4.01 Notices. All documents, notices, requests, demands and other communications that are required or permitted to be delivered or given under this Plan of Merger shall be in writing and shall be deemed to have been duly delivered or given upon the delivery or mailing thereof, as the case may be, if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid:

                 (a)      if to the Company, to:
                                  Allan T. Bach
                                  President and Chief Executive Officer
                                  Reliance Bancshares, Inc.
                                  3140 South 27th Street
                                  Milwaukee, Wisconsin 53515
                          with a copy to:
                                  Christopher J. Zinski
                                  Schiff Hardin & Waite
                                  7300 Sears Tower
                                  Chicago, Illinois  60606

                 (b)      and if to Acquiror to:
                                  Thomas R. Perz
                                  President and Chief Executive Officer
                                  St. Francis Capital Corporation
                                  13400 Bishops Lane, Suite 350
                                  Brookfield, Wisconsin  53005-6203

                          with a copy to:
                                  W. Charles Jackson
                                  Michael Best & Friedrich
                                  100 East Wisconsin Avenue
                                  Milwaukee, Wisconsin  53202

or to such other person or address as a party hereto shall specify hereunder.

         4.02 Consummation of the Merger. Consummation of the Merger is conditioned upon the fulfillment or waiver of the conditions precedent set forth in Articles Seven, Eight and Nine of the Agreement.

         4.03 Counterparts. This Plan of Merger may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one agreement.

         4.04 Governing Law. This Plan of Merger shall be governed in all respects, including, but not limited to, validity, interpretation, effect and performance, by the laws of the State of Wisconsin.

         4.05 Amendment. Subject to applicable law, this Plan of Merger may be amended, modified or supplemented only by written agreement of Acquiror and the Company, by their respective officers thereunto duly authorized, at any time prior to the Effective Time.

         4.06 Waiver. Any of the terms or conditions of this Plan of Merger may be waived at any time by whichever of the Constituent Corporations is, or the shareholders of which are, entitled to the benefit thereof by action taken by the Board of Directors of such Constituent Corporation.

         4.07 Termination. This Plan of Merger shall terminate simultaneously upon the termination of the Agreement in accordance with Article Ten thereof. There shall be no liability on the part of any of the parties hereto (or any of their respective directors or officers) except as otherwise provided in the Agreement.

         IN WITNESS WHEREOF, each of the Constituent Corporations have caused this Plan of Merger to be executed on their behalf by their officers hereunto duly authorized all as of the date first above written.



ATTEST:                                   ST. FRANCIS CAPITAL CORPORATION




By:                                    By:
   -----------------------------          -------------------------------
                                          Thomas R. Perz
   -----------------------------          President and Chief Executive Officer





ATTEST:                                   RELIANCE BANCSHARES,INC.




By:                                    By:
   -----------------------------          -------------------------------
                                          Allan T. Bach
   -----------------------------          President and Chief Executive Officer

                                                                       EXHIBIT C
                     Opinion of Robert W. Baird & Co., Inc.

Board of Directors
Reliance Bancshares, Inc.
3140 S. 27th Street
Milwaukee, WI 53125

Ladies and Gentlemen:

         Reliance Bancshares, Inc. ("Reliance") proposes to enter into an Agreement and Plan of Reorganization (the "Agreement") with St. Francis Capital Corporation ("St. Francis"). Pursuant to the Agreement, at the Effective Time (as defined in the Agreement), Reliance shall be merged with and into St. Francis and, immediately thereafter, Reliance Savings Bank, a wholly owned subsidiary of Reliance, will be merged with and into St. Francis Bank, F.S.B., a wholly owned subsidiary of St. Francis (collectively, the "Merger") and each share of the common stock, $1.00 par value per share ("Company Common Stock") of Reliance (other than Dissenting Shares (as defined in the Agreement) and shares held by Reliance, St. Francis or any of their respective subsidiaries) will be converted into the right to receive the Merger Consideration (as hereinafter defined).

         The "Merger Consideration" means an amount in cash equal to the Per Share Cash Distribution (as hereinafter defined) or a fractional share of St. Francis common stock, par value $0.01 per share ("Acquiror Common Stock") equal to the Per Share Stock Distribution (as hereinafter defined), as the holder of Company Common Stock may elect or deem to have elected pursuant to the Agreement (and subject to the limitations on such elections set forth in the Agreement). The "Per Share Cash Distribution" means (i) $10.00, if the Acquiror Average Stock Price (as defined in Section 1.05(d) of the Agreement) is $40.00 or less, (ii) an amount equal to 0.250 of the Acquiror Average Stock Price, if the Acquiror Average Stock Price is between $40.01 and $42.00, (iii) $10.50, if the Acquiror Average Stock Price is between $42.01 and $45.74, and
(iv) an amount equal to 0.2295 of the Acquiror Average Stock Price, if the Acquiror Average Stock Price is $45.75 or more. The "Per Share Stock Distribution" means a fractional share of Acquiror Common Stock equal to (i) $10.00, divided by the Acquiror Average Stock Price, if the Acquiror Average Stock Price is $40.00 or less, (ii) 0.250, if the Acquiror Average Stock Price is between $40.01 and $42.00, (iii) $10.50, divided by the Acquiror Average Stock Price, if the Acquiror Average Stock Price is between $42.01 and $45.74 and (iv) 0.2295 of the Acquiror Average Stock Price, if the Acquiror Average Stock Price is $45.75 or more.

         You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Company Common Stock (other than St. Francis and its affiliated companies).

         Robert W. Baird & Co. Incorporated ("Baird"), as part of its investment banking business, is engaged in the evaluation of businesses and their securities in connection with

Reliance Bancshares, Inc.
Page 2



mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes.

         In conducting our investigation and analysis and in arriving at our opinion herein, we have reviewed such information and taken into account such financial and economic factors as we have deemed relevant under the circumstances. In that connection, we have, among other things: (i) reviewed certain internal information, primarily financial in nature, including projections, concerning the business and operations of Reliance and St. Francis furnished to us for purposes of our analysis, as well as publicly available information including but not limited to Reliance's and St. Francis' recent filings with the Securities and Exchange Commission and equity analyst research reports prepared by various investment banking firms including Baird; (ii) reviewed the draft Agreement in the form presented to Reliance's Board of Directors; (iii) compared the historical market prices and trading activity of the Company Common Stock and Acquiror Common Stock with those of certain other publicly traded companies we deemed relevant; (iv) compared the financial position and operating results of Reliance and St. Francis with those of other publicly traded companies we deemed relevant; (v) compared the proposed financial terms of the Merger with the financial terms of certain other business combinations involving thrift institutions we deemed relevant; and
(vi) reviewed certain potential pro forma effects of the Merger on St. Francis. We have held discussions with members of Reliance's and St. Francis' respective senior managements concerning Reliance's and St. Francis' historical and current financial condition and operating results, as well as the future prospects of Reliance and St. Francis, respectively. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of Reliance. We have also considered such other information, financial studies, analysis and investigations and financial, economic and market criteria which we deemed relevant for the preparation of this opinion.

         In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information that was publicly available or provided to us by or on behalf of Reliance and St. Francis, and have not been engaged to independently verify any such information. We have assumed, with your consent, (i) that all material assets and liabilities (contingent or otherwise, known or unknown) of Reliance and St. Francis are as set forth in their respective financial statements; (ii) the Merger will be accounted for under the purchase method of accounting; (iii) the Merger will be consummated in accordance with the terms of the Agreement without any amendment thereto and without waiver of any condition; (iv) the prospective cost savings and revenue enhancements contemplated by managements of both companies following the Merger will be realized; and (v) all shareholder and required regulatory approvals will be obtained in a timely manner. We have also assumed that the financial forecasts examined by us were reasonably prepared on bases reflecting the best available estimates and good faith judgments of Reliance's and St. Francis' respective senior managements as to future performance of Reliance and St. Francis, respectively. In conducting our review, we have not undertaken nor obtained an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Reliance and St. Francis nor have we made a physical inspection of the properties or facilities of Reliance or St. Francis. Our opinion necessarily is based upon economic, monetary and market conditions as they exist and can be

Reliance Bancshares, Inc.
Page 3



evaluated on the date hereof, and does not predict or take into account any changes which may occur, or information which may become available, after the date hereof. Furthermore, we express no opinion as to the price or trading range at which Reliance's or St. Francis' securities (including without limitations the Company Common Stock and Acquiror Common Stock) will trade following the date hereof.

         Our opinion has been prepared at the request and for the information of the Board of Directors of Reliance, and shall not be used for any other purpose or disclosed to any other party without the prior written consent of Baird; provided, however, that this letter may be reproduced in full in the Proxy Statement-Prospectus to be provided to Reliance's shareholders in connection with the Merger. This opinion does not address the relative merits of the Merger and any other potential transactions or business strategies considered by Reliance's Board of Directors, and does not constitute a recommendation to any shareholder of Reliance as to how any such shareholder should vote with respect to the Merger. Baird will receive a fee for rendering this opinion. In the past, we have provided investment banking and financial advisory services to Reliance and St. Francis, including in connection with both Reliance's and St. Francis' conversions from mutual to stock companies, for which we received our customary compensation.

         In the ordinary course of our business, we may from time to time trade the securities of Reliance and St. Francis for our own account or the accounts of our customers and, accordingly, may at any time hold long or short positions in such securities.

         Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock (other than St. Francis and its affiliated companies).

Very truly yours,

ROBERT W. BAIRD & CO. INCORPORATED

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Registrant is incorporated under the Wisconsin Business Corporation Law ("WBCL"). Under Section 180.0851(1) of the WBCL, the Registrant is required to indemnify a director or officer, to the extent such person is successful on the merits or otherwise in the defense of a proceeding, for all reasonable expenses incurred in the proceeding if such person was a party because he or she was a director or officer of the Registrant. In all other cases, the Registrant is required by Section 180.0851(2) to indemnify a director or officer against liability incurred in a proceeding to which such a person was a party because he or she was a director or officer of the Registrant, unless it is determined that he or she breached or failed to perform a duty owed to the Registrant and the breach or failure to perform constitutes: (i) a willful failure to deal fairly with the Registrant or its shareholders in connection with a matter in which the director or officer has a material conflict of interest; (ii) a violation of criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or no reasonable cause to believe his or her conduct was unlawful; (iii) a transaction from which the director or officer derived an improper personal profit; or (iv) willful misconduct. Section 180.0858(1) of the WBCL provides that, subject to certain limitations, the mandatory indemnification provisions do not preclude any additional right to indemnification or allowance of expenses that a director or officer may have under the Registrant's articles of incorporation, bylaws, a written agreement or a resolution of the Board of Directors or shareholders.

         Section 180.0859 of the WBCL provides that it is the public policy of the State of Wisconsin to require or permit indemnification, allowance of expenses and insurance to the extent required to be permitted under Sections
180.0850 to 180.0858 of the WBCL, for any liability incurred in connection with a proceeding involving a federal or state statute, rule or regulation regulating the offer, sale or purchase of securities.

         Section 180.0828 of the WBCL provides that, with certain exceptions, a director is not liable to a corporation, its shareholders, or any person asserting rights on behalf of the corporation or its shareholders, for damages, settlements, fees, fines, penalties or other monetary liabilities arising from a breach of, or failure to perform, any duty resulting solely from his or her status as a director, unless the person asserting liability proves that the breach or failure to perform constitutes any of the four exceptions to mandatory indemnification under Section 180.0851(2) referred to above.

         Section 180.0833 of the WBCL provides that with certain exceptions, directors of the Registrant against whom claims are asserted with respect to the declaration of improper dividends or distributions to shareholders or certain other improper acts which they approved are entitled to contribution from other directors who approved such actions and from shareholders who knowingly accepted an improper dividend or distribution, as provided therein. In addition, Articles VIII and IX of the Registrant's Articles of Incorporation provide as follows:

         "ARTICLE VII.  INDEMNIFICATION.

         A. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of service as a director or officer of the Corporation or is or was serving or has agreed to serve at the request of the Corporation as a director or officer of another corporation, including, without limitation, any subsidiary, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in their capacity as a director or officer or in any other capacity while serving as such, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the WBCL, as the same exists or may hereafter be amended (but, in the case of any amendment, only to the extent the amendment permits the Corporation to provide broader indemnification rights than such law permitted prior to amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, Employee Retirement Income Security Act of 1974 excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by the indemnitee in connection therewith; provided, however, that, except as provided in Section C of this Article VIII with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify such indemnitee in connection with a proceeding (or part thereof) initiated by the indemnitee only if the proceeding (or part thereof) was authorized by the Board pursuant to the WBCL on written request by the indemnitee to the Corporation.

         B.       The right to indemnification conferred in Section A of this
                  Article VIII shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition ("advancement of expenses"); provided, that if the WBCL requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking ("undertaking"), by or on behalf of the indemnitee, to repay all amounts so advanced if it is ultimately determined by final judicial decision from which there is no further right to appeal ("final adjudication") that the indemnitee is not entitled to indemnification for expenses under this Section B or otherwise, together with a written affirmation by the indemnitee of his or her good faith belief that he or she has not breached or failed his or her duties to the Corporation. The rights to indemnification and to the advancement of expenses conferred in Sections A and B of this Article VIII shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director or officer and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

         C. The rights to indemnifications and to advancement of expenses conferred in this Article VIII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, these Articles of Incorporation, By-laws, agreement, vote of shareholders or directors, or otherwise.

         D. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, regardless of whether the Corporation would have the power to indemnify such person against such expense, liability or loss under the WBCL.

         E. The Corporation may, as authorized from time to time by a majority vote of disinterested directors, grant indemnification and advancement of expenses to any employee or agent of the Corporation or any person who is or was serving or has agreed to serve at the request of the Corporation as an employee or agent of another corporation, including, without limitation, any subsidiary of the Corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, to the fullest extent of this Article VIII permits indemnification and advancement of expenses for directors and officers of the Corporation.

         ARTICLE IX.  LIMITATION OF LIABILITY.

                  A director of this Corporation shall not be personally liable to the Corporation or its shareholders, or any person asserting rights on behalf of the Corporation or its shareholders, for monetary damages for breach or failure to perform any duty resulting from his or her status unless the person asserting liability proves that the breach or failure to perform constitutes: (i) a willful failure to deal fairly with the Corporation or its shareholders in a matter in which the director has a material conflict of interest, (ii) a violation of criminal law, unless the director had reasonable cause to believe his or her conduct was lawful, (iii) a transaction from which the director received an improper personal benefit, or (iv) willful misconduct. If the WBCL is hereafter amended to authorize corporate action further alienating or limiting the personal liability of directors, the liability of directors of the Corporation shall be eliminated or limited to the fullest extent permitted by such law as amended."

         The directors and officers of St. Francis Bank, F.S.B. ("St. Francis Bank") are included in the Registrant's directors' and officers' liability insurance policy. The Registrant's insurance policy provides that, subject to the applicable liability limits and retention amounts, the insurer will reimburse directors and officers of St. Francis Bank and the Registrant for a "loss" (as defined in the policy) sustained by a director or officer resulting from any claim made against them for a "wrongful act" (as defined in the policy). The policy also provides that, subject to the applicable liability limits and retention amounts, the insurer will reimburse the Registrant for a loss for which the Registrant has lawfully indemnified (or is required or permitted by law to indemnify) a director or officer resulting from any such claim. Subject to certain exclusions set forth in the policy, "wrongful act" is defined to mean any actual or alleged error, misstatement, misleading statement, act or omission, or neglect or breach of duty by the directors or officers in the discharge of their duties solely in their capacities as such directors or officers.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         (a)      EXHIBITS

EXHIBIT
NUMBER   DESCRIPTION OF DOCUMENT

  2.1 Agreement and Plan of Reorganization, dated June 30, 1998, by and between St. Francis Capital Corporation and Reliance Bancshares, Inc.

  2.2 Agreement and Plan of Merger, dated September 22, 1998, between St. Francis Capital Corporation and Reliance Bancshares, Inc.

  3.1 St. Francis' Articles of Incorporation (incorporated by reference to St. Francis' Form S-1 Registration Statement (33-58680) declared effective by the SEC on April 22, 1993).

  3.2 Articles of Amendment to St. Francis' Articles of Incorporation (incorporated by reference to Exhibit A of the Rights Agreement filed as Exhibit 3.5 to St. Francis' Current Report on Form 8-K filed September 26, 1997).

  3.3 St. Francis' Bylaws (incorporated by reference to St. Francis' Annual Report on Form 10-K for the fiscal year ended September 30, 1995).

  4.1 Rights Agreement between St. Francis and Firstar Trust Company, as Rights Agent, dated September 25, 1997 (incorporated by reference to
         Exhibit 4.1 to St. Francis' Current Report on Form 8-K filed September 26, 1997).

  5.1 Opinion of Michael Best & Friedrich LLP regarding Legality of Securities being Issued.

  8.1 Opinion of Michael Best & Friedrich LLP regarding federal income tax consequences.

 10.1    Employment Agreement - Allan T. Bach.

 10.2    Proposed Employment Agreement - Carol A. Barnharst.

 10.3 Form of Voting Agreement by and between St. Francis and the executive officers and directors of Reliance in their individual capacity.

 10.4 Form of Letter Agreement by and between St. Francis and "affiliates" of Reliance.

 21.1    Subsidiaries of St. Francis.

 23.1 Consent of Michael Best & Friedrich LLP as to the Legality of the Securities Being Issued (contained in its opinion filed as Exhibit 5.1).

 23.2    Consent of KPMG Peat Marwick LLP.

 23.3    Consent of Schenck & Associates, S.C.

 23.4 Consent of Michael Best & Friedrich LLP as to its tax opinion (contained in its opinion filed as Exhibit 8.1).

 23.5 Consent of Robert W. Baird & Co., Incorporated, Financial Advisor to Reliance Bancshares, Inc. (included in Exhibit C to the Proxy Statement/Prospectus).

 24.1 Power of Attorney (contained in the Signature Page of this Registration Statement).

 99.1    Form of proxy to be mailed to shareholders of Reliance.

    (b)  FINANCIAL STATEMENT SCHEDULES

         Not applicable.

    (c)  REPORTS, OPINIONS OR APPRAISALS

         1. Opinion of Robert W. Baird & Co., Incorporated (included herein as Exhibit C to the Proxy Statement/Prospectus).

ITEM 22. UNDERTAKINGS.

    (a)  The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
                  Statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Act");

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of the prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) which is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

    (d)  (1)      The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         (2)      The undersigned Registrant undertakes that every prospectus
                  (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of
                  Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (e) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to any existing provision or arrangement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (f) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated document by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

    (g) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of, and included in the Registration Statement when it became effective.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, St. Francis Capital Corporation has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brookfield, State of Wisconsin on September 28, 1998.

                                               ST. FRANCIS CAPITAL CORP.


                                               By: /s/ Thomas R. Perz
                                                   -------------------------
                                                   Thomas R. Perz, President and
                                                   Chief Executive Officer

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas R. Perz and Jon D. Sorenson or any of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any state of the United States, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED.

         SIGNATURE                       TITLE                              DATE
         ---------                       -----                              ----
/s/ Thomas R. Perz              President, Chief Executive
----------------------------    Officer and Director (Principal
Thomas R. Perz                  Executive and Operating Officer)

/s/ Jon D. Sorenson             Chief Financial Officer and
----------------------------    Treasurer (Principal Financial
Jon D. Sorenson                 and Accounting Officer)


/s/ John C. Schlosser           Chairman of the Board and
----------------------------    Director
John C. Schlosser

/s/ David J. Drury              Director
----------------------------
David J. Drury

/s/ Rudolph T. Hoppe            Director
----------------------------
Rudolph T. Hoppe                                                      September 28, 1998

/s/ Edward W. Mentzer           Director
----------------------------
Edward W. Mentzer

/s/ Jeffrey A. Reigle           Director
----------------------------
Jeffrey A. Reigle

/s/ Julia H. Taylor             Director
----------------------------
Julia H. Taylor

/s/ Edmund O. Templeton         Director
----------------------------
Edmund O. Templeton